Exhibit 99.7



MINISO Group Holding Limited

(A company incorporated in the Cayman Islands with limited liability)

（於開曼群島註冊成立的有限責任公司）

Stock Code 股份代號 : 9896

年度報告
ANNUAL REPORT 2023[*]


















* 截至 2023 年 12 月 31 日止六個月
* For the six months ended December 31, 2023

Contents
目 錄

Company Information
公司資料

<table>
<tr><td>

DIRECTORS

Executive Director

Mr. YE Guofu (葉國富) *(Chairman and Chief Executive Officer)*

Independent Non-Executive Directors

Ms. XU Lili (徐黎黎)

Mr. ZHU Yonghua (朱擁華)

Mr. WANG Yongping (王永平)

</td><td>

董事

執行董事

葉國富先生*（主席兼首席執行官）*

獨立非執行董事

徐黎黎女士

朱擁華先生

王永平先生

</td></tr>
<tr><td>

AUDIT COMMITTEE

Ms. XU Lili (徐黎黎) *(Chairperson)*

Mr. ZHU Yonghua (朱擁華)

Mr. WANG Yongping (王永平)

</td><td>

審計委員會

徐黎黎女士*（主席）*

朱擁華先生

王永平先生

</td></tr>
<tr><td>

COMPENSATION COMMITTEE

Mr. ZHU Yonghua (朱擁華) *(Chairperson)*

Ms. XU Lili (徐黎黎)

Mr. WANG Yongping (王永平)

Mr. YE Guofu (葉國富)

</td><td>

薪酬委員會

朱擁華先生*（主席）*

徐黎黎女士

王永平先生

葉國富先生

</td></tr>
<tr><td>

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. WANG Yongping (王永平) *(Chairperson)*

Ms. XU Lili (徐黎黎)

Mr. ZHU Yonghua (朱擁華)

Mr. YE Guofu (葉國富)

</td><td>

提名及企業管治委員會

王永平先生*（主席）*

徐黎黎女士

朱擁華先生

葉國富先生

</td></tr>
<tr><td>

JOINT COMPANY SECRETARIES

Mr. ZHANG Jingjing (張靖京)

Ms. WONG Hoi Ting (黃凱婷)

</td><td>

聯席公司秘書

張靖京先生

黃凱婷女士

</td></tr>
<tr><td>

AUTHORISED REPRESENTATIVES

Mr. YE Guofu (葉國富)

Ms. WONG Hoi Ting (黃凱婷)

</td><td>

授權代表

葉國富先生

黃凱婷女士

</td></tr>
<tr><td>

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

8/F, M Plaza
No. 109 Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province
China

</td><td>

中國總辦事處及主要營業地點

中國
廣東省
廣州市海珠區
琶洲大道109號
銘豐廣場8樓（郵編：510000）

</td></tr>
</table>

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

31/F, Tower Two, Times Square
1 Matheson Street
Causeway Bay
Hong Kong

REGISTERED OFFICE

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

KPMG
Certified Public Accountants
Public Interest Entity Auditor registered in accordance with the
   Accounting and Financial Reporting Council Ordinance
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANKS

Citibank N.A.
China Citic Bank Corporation Limited
Agricultural Bank of China Limited
China Construction Bank Corporation

香港主要營業地點

香港
銅鑼灣
勿地臣街1號
時代廣場二座31樓

註冊辦事處

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

核數師

畢馬威會計師事務所
執業會計師
於《會計及財務匯報局條例》下的註冊公眾利益實體
   核數師
香港
中環
遮打道10號
太子大廈8樓

香港股份登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心
17樓1712-1716號舖

股份登記總處及過戶處

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

主要往來銀行

花旗銀行
中信銀行股份有限公司
中國農業銀行股份有限公司
中國建設銀行股份有限公司

Company Information
公司資料

HONG KONG STOCK CODE

9896

NYSE SYMBOL

MNSO

COMPANY WEBSITE

https://ir.miniso.com

香港股份代號

9896

紐交所代碼

MNSO

公司網站

https://ir.miniso.com

Change of Financial Year end Date
更改財政年度結算日

On January 17, 2024, the Board announced that it has resolved to change the financial year end date of the Company from June 30 to December 31 with immediate effect. Accordingly, the accompanying consolidated financial statements for the current financial period cover a period of six months from July 1, 2023 to December 31, 2023. Certain comparative figures, however, are for the year ended June 30, 2023, and hence may not be directly comparable.

於2024年1月17日，董事會公佈其已議決將本公司的財政年度結算日由6月30日更改為12月31日，即時生效。因此，隨附的當前財務報告期的綜合財務報表涵蓋2023年7月1日起至2023年12月31日止六個月期間。然而，部分比較數字乃截至2023年6月30日止年度，因此可能不可直接比較。

Financial Performance Highlights
財務表現摘要

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 截至12月31日止六個月	
		2022 2022年	2023 2023年
	(Audited) （經審計）	(Unaudited) （未經審計）	(Audited) （經審計）
	(RMB in thousands, except percentages and per share data) （人民幣千元，百分比及每股數據除外）		
Revenue 收入	11,473,208	5,266,878	7,632,467
Gross profit 毛利	4,443,052	1,985,660	3,241,039
Operating profit 經營利潤	2,223,011	957,070	1,553,707
Profit before taxation 稅前利潤	2,333,614	1,005,409	1,652,742
Profit for the year/period 年／期內利潤	1,781,829	763,911	1,256,077
Profit for the year/period attributable to: 以下人士應佔年／期內利潤：			
– Equity shareholders of the Company －本公司權益股東	1,768,926	764,090	1,248,405
– Non-controlling interests －非控股權益	12,903	(179)	7,672
Earnings per share 每股盈利			
– Basic (RMB) －基本（人民幣元）	1.42	0.61	1.00
– Diluted (RMB) －攤薄（人民幣元）	1.41	0.61	1.00
Adjusted net profit (a non-IFRS measure) 經調整淨利潤（非《國際財務報告準則》指標）	1,844,711	790,491	1,302,509
Adjusted net earnings per share (a non-IFRS measure) 經調整每股淨盈利（非《國際財務報告準則》指標）			
– Basic (RMB) －基本（人民幣元）	1.47	0.64	1.04
– Diluted (RMB) －攤薄（人民幣元）	1.46	0.63	1.04

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit and adjusted basic and diluted net earnings per share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO computes adjusted basic and diluted net earnings per share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

非《國際財務報告準則》財務指標

於評估業務時，名創優品考慮並使用經調整淨利潤和經調整每股基本及攤薄淨盈利作為審查及評估其經營業績的補充指標。呈列此等非《國際財務報告準則》財務指標並非旨在視為獨立於或替代根據《國際財務報告準則》編製及呈列的財務資料。名創優品將經調整淨利潤定義為不包括以權益結算的股份支付開支的期內利潤。名創優品以本公司權益股東應佔經調整淨利潤除以按《國際財務報告準則》基準計算每股基本及攤薄盈利所用的普通股數量計算經調整每股基本及攤薄淨盈利。

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO's operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, basic and diluted earnings per share, as applicable, or any other measures of performance or as indicators of MINISO's operating performance. Investors are encouraged to review MINISO's historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO's data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

名創優品呈報此等非《國際財務報告準則》財務指標，因管理層以此等指標評估其經營業績及制定業務計劃。此等非《國際財務報告準則》財務指標使其管理層可在不考慮名創優品認為並非未來營運表現指標的非現金及其他調整項目影響的情況下評估其經營業績。因此，名創優品認為使用此等非《國際財務報告準則》財務指標為投資者及其他人士以與管理層及董事會相同的方式理解及評估其經營業績提供了有用的資料。

此等非《國際財務報告準則》財務指標未於《國際財務報告準則》中有所界定，亦未根據《國際財務報告準則》呈列。此等非《國際財務報告準則》財務指標作為分析工具存在局限性。使用此等非《國際財務報告準則》指標的主要限制之一為其不能反映影響名創優品營運的所有收入及開支項目。此外，此等非《國際財務報告準則》財務指標可能與其他公司（包含同行公司）使用的非《國際財務報告準則》財務指標不同，因此其可比較性可能有限。

此等非《國際財務報告準則》財務指標不應獨立於，也不應被理解為利潤、每股基本及攤薄盈利（如適用）或任何其他業績指標的替代指標，或作為衡量名創優品營運表現的指標。我們鼓勵投資者按以下最直接可比的《國際財務報告準則》指標審閱名創優品的歷史非《國際財務報告準則》財務指標。本文所呈列的非《國際財務報告準則》財務指標未必可與其他公司所呈列的類似名稱指標作比較。其他公司對類似名稱指標的計算方式可能不同，從而限制了有關指標在比較分析名創優品的數據時的有用性。名創優品鼓勵　閣下全面審閱其財務資料，而非依賴單一的財務指標。

Financial Performance Highlights
財務表現摘要

The following table reconciles our adjusted net profit, a non-IFRS measure, for the year ended June 30, 2023 and for the six months ended December 31, 2022 and 2023 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the year/period.

下表將我們截至2023年6月30日止年度及截至2022年及2023年12月31日止六個月的經調整淨利潤（非《國際財務報告準則》指標）與根據《國際財務報告準則》計算及呈報的最直接可比的財務指標（即年／期內利潤）進行對賬。

	For the year ended June 30, 2023	For the six months ended December 31, 截至12月31日止六個月	
	截至2023年 6月30日止年度	2022 2022年	2023 2023年
	(Audited) （經審計）	(Unaudited) （未經審計）	(Audited) （經審計）
	(RMB in thousands) （人民幣千元）		
Profit for the year/period 年／期內利潤	1,781,829	763,911	**1,256,077**
Add back: 加回：			
Equity-settled share-based payment expenses 以權益結算的股份支付的開支	62,882	26,580	**46,432**
Adjusted net profit (a non-IFRS measure) 經調整淨利潤（非《國際財務報告準則》指標）	1,844,711	790,491	**1,302,509**

BUSINESS REVIEW FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in China in 2013, we have successfully incubated two brands – "MINISO" and "TOP TOY". We have built our flagship brand "MINISO" as a globally recognized retail brand and established a store network worldwide. Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products' trendiness, creativeness, high quality and affordability.

During the six months ended December 31, 2023, the total number of MINISO stores in China and overseas markets increased from 5,791 as of June 30, 2023 to 6,413 as of December 31, 2023. The number of TOP TOY stores increased from 118 as of June 30, 2023 to 148 as of December 31, 2023. For the six months ended December 31, 2023, the aggregate GMV of the Group reached approximately RMB14.3 billion.

Brands and Products

For the six months ended December 31, 2023, we launched an average of around 930 SKUs in "MINISO" channels per month, and we offered consumers a wide selection of around 9,500 core SKUs, the vast majority of which are under the "MINISO" brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the "TOP TOY" brand, we offered around 8,400 SKUs as of December 31, 2023 across major categories such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

截至2023年12月31日止六個月的業務回顧

我們是一家提供以IP設計為特色的豐富多樣的潮流生活家居產品的全球價值零售商。自2013年在中國開設第一家門店以來,我們已成功孵化了兩個品牌,分別是「名創優品」和「TOP TOY」。我們已將旗艦品牌「名創優品」打造為全球認可的零售品牌,並在全球範圍內建立了門店網絡。我們的旗艦品牌「名創優品」提供種類繁多及高頻上新的生活家居產品,可滿足消費者多樣化的需求,以時尚、創意、高品質及高性價比的產品吸引消費者。

截至2023年12月31日止六個月期間,本集團於中國和海外市場的名創優品門店總數由截至2023年6月30日的5,791家增加至截至2023年12月31日的6,413家,TOP TOY門店數量由截至2023年6月30日的118家增加至截至2023年12月31日的148家。截至2023年12月31日止六個月,本集團產生的GMV總計約人民幣143億元。

品牌及產品

截至2023年12月31日止六個月,我們在「名創優品」各渠道平均每月推出約930個SKU,為消費者提供約9,500個可選的核心SKU的廣泛產品組合,其中絕大部分屬於「名創優品」品牌。我們的名創優品產品涵蓋11個主要品類,包括生活家居、小型電子產品、紡織品、包袋配飾、美妝工具、玩具、彩妝、個人護理、零食、香水、文具和禮品。

截至2023年12月31日,我們在「TOP TOY」品牌下提供了約8,400個SKU,涵蓋盲盒、積木、手辦、拼裝模型、玩偶、一番賞和其他潮流玩具等主要品類。

Business Review and Outlook
業務回顧及展望

Store Network

As of December 31, 2023, we served consumers primarily through a network of around 6,400 MINISO stores, including over 3,900 MINISO stores in China and around 2,500 MINISO stores in overseas. The following table shows the number of MINISO stores in China and overseas as of the dates presented:

門店網絡

截至2023年12月31日，我們主要通過約6,400家名創優品門店網絡為消費者提供服務，其中在中國有超過3,900家名創優品門店，在海外有約2,500家名創優品門店。下表列示截至呈報日期，中國和海外的名創優品門店數量：

	As of June 30, 2023 截至2023年 6月30日	As of December 31, 2023 截至2023年 12月31日
Number of MINISO stores 名創優品門店數量		
China 中國	3,604	**3,926**
Directly operated stores 直營店	15	**26**
Stores operated under MINISO Retail Partner model 名創合夥人門店	3,569	**3,878**
Stores operated under distributor model 代理門店	20	**22**
Overseas 海外	2,187	**2,487**
Directly operated stores 直營店	176	**238**
Stores operated under MINISO Retail Partner model 名創合夥人門店	252	**283**
Stores operated under distributor model 代理門店	1,759	**1,966**
Total 合計	5,791	**6,413**

We have also expanded our TOP TOY store network in China. As of December 31, 2023, we had a total of 148 TOP TOY stores, all of which were located in China.

我們亦已擴大在中國的TOP TOY門店網絡。截至2023年12月31日，我們共有148家TOP TOY門店，全部位於中國。

	As of June 30, 2023 截至2023年 6月30日	As of December 31, 2023 截至2023年 12月31日
Number of TOP TOY stores TOP TOY門店數量		
Directly operated stores 直營店	9	**14**
Stores operated under MINISO Retail Partner model 名創合夥人門店	109	**134**
Total 合計	118	**148**

Store operations in China

As of December 31, 2023, apart from 26 directly operated MINISO stores, 22 distributor MINISO stores and 14 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in China were operated under the MINISO Retail Partner model.

The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

在中國的門店運營

截至2023年12月31日，除26家名創優品直營店、22家名創優品代理門店和14家TOP TOY直營店外，我們在中國的其他名創優品和TOP TOY門店全部都在名創合夥人模式下運營。

下表列示於所示期間中國的名創優品門店總數：

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
Directly operated stores 直營店		
Number of stores at the beginning of the period 期初門店數量	14	15
Number of new stores opened during the period 期內開業的新門店數量	7	13
Number of closed stores during the period[1] 期內關閉的門店數量[1]	6	2
Net increase in number of stores during the period 期內門店數量的淨增加	1	11
Number of stores at the end of the period 期末門店數量	15	26
Stores operated under MINISO Retail Partner model 名創合夥人門店		
Number of stores at the beginning of the period 期初門店數量	3,195	3,569
Number of new stores opened during the period 期內開業的新門店數量	546	601[2]
Number of closed stores during the period[1] 期內關閉的門店數量[1]	172	292[2]
Net increase in number of stores during the period 期內門店數量的淨增加	374	309
Number of stores at the end of the period 期末門店數量	3,569	3,878
Stores operated under distributor model 代理門店		
Number of stores at the beginning of the period 期初門店數量	17	20
Number of new stores opened during the period 期內開業的新門店數量	3	2
Number of closed stores during the period 期內關閉的門店數量	–	–
Net increase in number of stores during the period 期內門店數量的淨增加	3	2
Number of stores at the end of the period 期末門店數量	20	22

Notes:

(1) The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners for other considerations, as applicable.

(2) The number of MINISO Retail Partner stores opened or closed during the six months ended December 31, 2023 includes various situations such as stores relocation and upgrade. After excluding the movement of stores relocation and upgrade, the number of stores opened or closed during the six months ended December 31, 2023 were 412 and 103, respectively.

附註：

(1) 名創優品門店因各種原因關閉，如門店租約到期、門店租金增加、門店所在商場的佈局發生變化、某些門店無法盈利及名創合夥人出於其他考慮（如適用）關閉門店。

(2) 截至2023年12月31日止六個月開設或關閉的名創合夥人門店數量包括門店搬遷及升級等多種情況。若不計入搬遷及升級的門店，截至2023年12月31日止六個月開業或關閉的門店數量分別為412家及103家。

Business Review and Outlook
業務回顧及展望

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers as of the dates indicated:

雖然我們之前的經營經驗大多是在中國一二線城市，但是我們有能力滲透到各線城市，我們成功滲透中國多個低線城市的良好往績記錄便是證明。下表列示截至所示日期按城市等級劃分的中國名創優品門店總數：

	As of June 30, 2023 截至2023年 6月30日	As of December 31, 2023 截至2023年 12月31日
Number of MINISO stores in China 中國的名創優品門店數量		
First-tier cities 一線城市	474	**522**
Second-tier cities 二線城市	1,496	**1,617**
Third- or lower-tier cities 三線或以下城市	1,634	**1,787**
Total 合計	3,604	**3,926**

For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.

由於我們已在較發達城市建立穩固地位，為擴展我們在中國的名創優品門店網絡，我們將著眼於滲透至低線城市。

Furthermore, we plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities.

此外，我們計劃在不久的將來專注於樹立並加強TOP TOY的品牌知名度，在中國一二線城市擴大我們的TOP TOY門店網絡，同時向低線城市拓展。

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. The following table shows the number of our MINISO Retail Partners in China for the periods indicated:

名創合夥人模式代表了我們與名創合夥人之間的互惠互利關係：我們以輕資產方式實現快速的門店網絡擴張、保持一致的品牌形象和消費者體驗，而名創合夥人則獲得了有吸引力的投資機會。我們的名創合夥人也有動力與我們保持忠誠的合作關係。下表列示我們於所示期間在中國的名創合夥人數量：

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
Number of MINISO Retail Partners at the beginning of the period[1] 期初名創合夥人數量[1]	921	1,040
Number of new MINISO Retail Partners during the period[2] 期內新增名創合夥人數量[2]	230	82
Number of terminated MINISO Retail Partners during the period 期內終止的名創合夥人數量	111	58
Net increase in number of MINISO Retail Partners during the period 期內名創合夥人數量的淨增加	119	24
Number of MINISO Retail Partners at the end of the period[1] 期末名創合夥人數量[1]	1,040	1,064

Notes:

(1) Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2) We added 82 new MINISO Retail Partners for the six months ended December 31, 2023, mainly due to our store expansion strategy into more lower-tier cities in China, which demands us to cooperate with more MINISO Retail Partners with local resources for store expansion purposes.

As of December 31, 2023, there were 1,049 MINISO Retail Partners invested in MINISO stores in China, and 579 of them had invested for over three years. We had one distributor for the MINISO brand in Tibet, China during the six months ended December 31, 2023. As of the date of this annual report, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

Our TOP TOY stores are operated under the MINISO Retail Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 18 and 15 MINISO Retail Partners operating TOP TOY stores as of June 30, 2023 and December 31, 2023, respectively.

附註：

(1) 在指定日期名創合夥人的數量乃根據在該日期與我們存在有效合同關係的個人及實體的數量計算。

(2) 截至2023年12月31日止六個月，我們新增82位名創合夥人，主要是由於我們進軍中國更多低線城市的門店擴張戰略，這要求我們與更多擁有當地資源的名創合夥人合作，以擴大門店規模。

截至2023年12月31日，有1,049位名創合夥人在中國投資名創優品門店，其中579位已投資三年以上。於截至2023年12月31日止六個月，我們在中國西藏有1位名創優品品牌的代理商。截至本年報日期，我們在中國的合作夥伴並無由名創合夥人轉為代理商，反之亦然。

我們的TOP TOY門店亦於名創合夥人模式下運營。在上表所示的名創合夥人中，截至2023年6月30日及2023年12月31日，分別有18位及15位名創合夥人經營TOP TOY門店。

Business Review and Outlook
業務回顧及展望

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of December 31, 2023, in overseas markets, there were 238 stores directly operated by us and 2,249 MINISO Retail Partner stores and stores operated under the distributor model. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

在海外市場的門店運營

我們在拓展全球的門店網絡的同時，根據市場的增長潛力、當地法規和其他因素，採用了一系列靈活的門店運營模式，包括直營、名創合夥人模式和代理模式。考慮到當地不斷變化的監管要求、市場條件及彼等的營運需求，我們的海外加盟商有時會從名創合夥人轉變為代理商，反之亦然。

截至2023年12月31日，在海外市場，我們擁有238家直營店，名創合夥人門店及代理門店2,249家。下表列示於所示期間海外市場的名創優品門店總數：

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
Directly operated stores 直營店		
Number of stores at the beginning of the period 期初門店數量	133	**176**
Number of new stores opened during the period 期內開業的新門店數量	76	**87**
Number of closed stores during the period[1] 期內關閉的門店數量[1]	33	**25**
Net increase in number of stores during the period 期內門店數量的淨增加	43	**62**
Number of stores at the end of the period 期末門店數量	176	**238**
Stores operated under MINISO Retail Partner model 名創合夥人門店		
Number of stores at the beginning of the period 期初門店數量	208	**252**
Number of new stores opened during the period 期內開業的新門店數量	69	**55**
Number of closed stores during the period[1] 期內關閉的門店數量[1]	25	**24**
Net increase in number of stores during the period 期內門店數量的淨增加	44	**31**
Number of stores at the end of the period 期末門店數量	252	**283**
Stores operated under distributor model 代理門店		
Number of stores at the beginning of the period 期初門店數量	1,632	**1,759**
Number of new stores opened during the period 期內開業的新門店數量	314	**247**
Number of closed stores during the period[1] 期內關閉的門店數量[1]	187	**40**
Net increase in number of stores during the period 期內門店數量的淨增加	127	**207**
Number of stores at the end of the period 期末門店數量	1,759	**1,966**

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

附註：

(1)	名創優品門店因各種原因關閉，如門店租約到期、門店租金增加、門店所在商場的佈局發生變化、某些門店無法盈利及名創合夥人或代理商出於其他考慮（如適用）關閉門店。

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated:

在大部分海外市場，我們通過與具有豐富當地資源和零售經驗的當地代理商合作，擴大我們的門店網絡。下表列示於所示期間我們在海外市場的代理商數量：

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
Number of distributors at the beginning of the period[1] 期初代理商數量[1]	200	229
Number of new distributors during the period[2] 期內新增的代理商數量[2]	42	8
Number of terminated distributors during the period[2] 期內終止的代理商數量[2]	13	7
Net increase in number of distributors during the period 期內代理商數量的淨增加	29	1
Number of distributors at the end of the period[1] 期末代理商數量[1]	229	230

Notes:

(1) Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2) Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

As of June 30, 2023 and December 31, 2023, we had 61 and 78 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners for the six months ended December 31, 2023 was primarily due to the increase in the number of MINISO Retail Partners in Indonesia and Vietnam.

附註：

(1) 於指定日期的代理商數量乃根據在該日期與我們存在有效合同關係的個人和實體數量計算。

(2) 在計算新增或終止的代理商數量時，不考慮由同一代理商變更合同實體的情況。

截至2023年6月30日及2023年12月31日，我們在海外市場分別擁有61位及78位名創合夥人。名創合夥人數量於截至2023年12月31日止六個月有所增加，主要是由於印尼及越南的名創合夥人數量增加。

Business Review and Outlook
業務回顧及展望

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in China and overseas market, respectively:

其他關鍵運營數據

下表載列我們分別於中國及海外市場的名創優品門店的若干關鍵運營數據：

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
	(RMB in millions) （人民幣百萬元）	
MINISO stores in China 中國的名創優品門店		
Total GMV[1] 總GMV[1]	10,671	**6,895**
Average revenue per MINISO store for the year/period [2] 每家名創優品門店平均年內／期內收入[2]	2.1	**1.2**
Number of transactions (in millions) 交易單量（百萬）	283.8	**183.2**
Sales volume of SKUs (in millions) SKU銷量（百萬）	814.5	**484.4**
Average spending per transaction (RMB) 平均客單價（人民幣元）	37.6	**37.6**
Average selling price (RMB) 平均售價（人民幣元）	13.1	**14.2**

Notes:

(1) Includes GMV generated through MINISO offline stores and O2O platforms.

(2) Average revenue per MINISO store for the year/period is calculated as (a) revenue of MINISO brand in China divided by (b) the average number of MINISO stores in China at the beginning and the end of the relevant period.

附註：

(1) 包括通過名創優品線下門店及O2O平台產生的GMV。

(2) 每家名創優品門店平均年內／期內收入乃按(a)名創優品品牌於中國的收入除以(b)在有關期間期初及期末名創優品於中國的平均門店數量計算得出。

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
	(RMB in millions) （人民幣百萬元）	
MINISO stores in overseas markets 海外市場的名創優品門店		
Total GMV 總GMV	9,072	**6,452**
Asian countries excluding China 亞洲國家（中國除外）	3,664	**2,323**
Americas 美洲	4,204	**3,235**
Europe 歐洲	650	**575**
Others 其他	554	**319**
Average revenue per MINISO store for the year/period[1]		
每家名創優品門店平均年內／期內收入[1]	1.8	**1.2**
Asian countries excluding China 亞洲國家（中國除外）	1.6	**0.9**
Americas 美洲	3.0	**2.1**
Europe 歐洲	0.8	**0.7**
Others 其他	0.6	**0.4**

Note:

(1) Average revenue per MINISO store for the year/period is calculated as (a) revenue of MINISO brand in overseas markets divided by (b) the average number of MINISO stores in overseas markets at the beginning and the end of the relevant period.

附註：

(1) 每家名創優品門店平均年內／期內收入乃按(a)名創優品品牌於海外市場的收入除以(b)有關期間期初及期末名創優品於海外市場的平均門店數量計算得出。

Business Review and Outlook
業務回顧及展望

The following table sets forth the GMV of MINISO brand in China through online channels for the periods indicated:

下表載列於所示期間名創優品品牌在中國通過線上渠道獲得的GMV：

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
	(RMB in millions) （人民幣百萬元）	
MINISO brand in China 中國的名創優品品牌		
Total GMV through online channels[1] 通過線上渠道獲得的總GMV[1]	670	**321**

Note:

(1) Excludes GMV through O2O platforms, which is counted as GMV through offline channels.

附註：

(1) 不包括通過O2O平台產生的GMV，其被計入通過線下渠道產生的GMV。

Our TOP TOY brand started its operation in December 2020 in China. For the six months ended December 31, 2023, TOP TOY brand achieved a total GMV of RMB539.5 million through multi-channels. The following table sets forth certain of our key operating data of TOP TOY stores:

我們的TOP TOY品牌於2020年12月在中國開始運營。截至2023年12月31日止六個月，TOP TOY品牌通過多渠道實現總GMV人民幣539.5百萬元。下表載列TOP TOY門店的若干關鍵運營數據：

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
	(RMB in millions) （人民幣百萬元）	
TOP TOY stores TOP TOY門店		
Total GMV 總GMV	606	**445**
Average revenue per TOP TOY store for the year/period[1] 每家TOP TOY門店平均年內／期內收入[1]	5.0	**2.8**
Number of transactions (in millions) 交易單量（百萬）	4.9	**3.8**
Sales volume of SKUs (in millions) SKU銷量（百萬）	9.5	**7.1**
Average spending per transaction (RMB) 平均客單價（人民幣元）	123.7	**118.7**
Average selling price (RMB) 平均售價（人民幣元）	63.9	**62.5**

Note:

(1) Average revenue per TOP TOY store for the year/period is calculated as (a) revenue of TOP TOY brand divided by (b) the average number of TOP TOY stores at the beginning and the end of the relevant period.

附註：

(1) 每家TOP TOY門店平均年內／期內收入乃按(a) TOP TOY品牌收入除以(b)有關期間期初及期末TOP TOY的平均門店數量計算得出。

The following table sets forth the average number of stores operated by MINISO Retail Partners and distributors as of the dates indicated:

下表載列截至所示日期名創合夥人及代理商經營門店的平均數量：

	As of June 30, 2023 截至2023年 6月30日	As of December 31, 2023 截至2023年 12月31日
MINISO Retail Partners 名創合夥人		
Average number of stores operated[1] 經營門店平均數量[1]	3.6	**3.5**
Distributors 代理商		
Average number of stores operated[2] 經營門店平均數量[2]	8.0	**8.2**

Notes:

(1) Average number of stores operated by MINISO Retail Partners is calculated as (a) the average number of stores operated under the MINISO Retail Partner model at the beginning and the end of the relevant period divided by (b) the average number of MINISO Retail Partners at the beginning and the end of the relevant period.

(2) Average number of stores operated by distributors is calculated as (a) the average number of stores operated under the distributor model at the beginning and the end of the relevant period divided by (b) the average number of distributors at the beginning and the end of the relevant period.

附註：

(1) 名創合夥人經營門店的平均數量按(a)有關期間期初及期末名創合夥人門店的平均數量除以(b)有關期間期初及期末名創合夥人的平均數量計算。

(2) 代理商經營門店的平均數量按(a)有關期間期初及期末代理門店的平均數量除以(b)有關期間期初及期末代理商的平均數量計算。

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Operational Update

According to the Company's preliminary estimates, its major operations achieved the following updates:

January and February 2024: For the two months ended February 29, 2024, GMV of MINISO's offline stores in China increased by around 13% year over year, GMV of MINISO's overseas business increased by around 40% year over year.

報告期後近期發展

業務進展

據本公司初步估計，其主要業務取得以下進展：

2024年1月及2月：截至2024年2月29日止兩個月，名創優品中國線下門店的GMV同比增長約13%。名創優品海外業務的GMV同比增長約40%。

Business Review and Outlook
業務回顧及展望

Highlights of MINISO Investor Day

On January 18, 2024, the Company hosted the MINISO 2024 Investor Day to enhance communications and share development strategy of the Company for the next five years with the investors. The Company brought up its vision of steering itself to become the world's No.1 IP design retail group with an emphasis on production innovation (IP design), affordability and globalization.

BUSINESS OUTLOOK

In spite of the uncertainties brought by the macro environment, looking forward to 2024, we will remain focused on our long-term strategic goals: delivering on our globalization strategy, bolstering the strength of our product offerings and optimizing our store network. Going forward, we expect to further grow our business by pursuing the following strategies.

Engaged in global competition, we will take cost advantages and product differentiation as key points. While sticking to our value-for-money proposition, we will continue to produce high-quality products featuring IP design to make lifestyle products more fashionable and trendy.

At the same time, we will actively implement the "Super Store" strategy to build a strong brand image in consumers' minds. We are also targeting "Big Beauty", "Big Toys" and "Big IPs" as super categories, and further exploring the room for improving average GMV per store.

In China, we will expand and upgrade our store network by capitalizing on the opportunities in lower-tier cities and taking on more new MINISO Retail Partners to further penetrate into the cities that we have already covered.

For overseas markets, we will further expand our store network by adopting a flexible operating model for each market, and will continue to expand our presence in strategic markets such as North America, Asia and Europe.

名創優品投資者日活動要點

於2024年1月18日，本公司舉辦了名創優品2024投資者日，以加強與投資者的溝通並分享本公司未來五年的發展戰略。本公司提出了「成為全球第一的IP設計零售集團」的願景與「堅持產品創新（IP設計）、堅持性價比和堅持全球化」的戰略。

業務展望

展望2024年，面對宏觀環境帶來的不確定性，我們仍將專注於我們的長期戰略目標，堅定地推進全球化、加強我們的產品實力並進一步優化門店網絡。未來，我們希望通過以下戰略以進一步實現業務增長。

我們將從成本領先和產品差異化兩個維度參與全球競爭，在始終堅持性價比基本盤不動搖的同時，以IP設計為特色，持續產出優質產品，讓生活好物更加時尚潮流。

同時，我們亦會積極嘗試「超級門店」戰略，通過「超級門店」在消費者心中建立強大的品牌形象，鎖定「大美妝」、「大玩具」和「大IP」以打造超級品類，進一步探索平均單店GMV提升的空間。

在中國，我們將通過把握低線城市機遇，吸納更多新名創合夥人，拓展並升級我們的門店網絡，進一步滲透我們已覆蓋的各大城市。

就海外市場而言，我們會因地制宜，於每個市場採取靈活的運營模式，進一步拓展門店網絡，並持續深耕北美、亞洲及歐洲等戰略市場。

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31 截至12月31日 止六個月	
		2022 2022年	2023 2023年
	(Audited) （經審計）	(Unaudited) （未經審計）	(Audited) （經審計）
	(RMB in thousands) （人民幣千元）		
Revenue 收入	11,473,208	5,266,878	7,632,467
Cost of sales 銷售成本	(7,030,156)	(3,281,218)	(4,391,428)
Gross profit 毛利	4,443,052	1,985,660	3,241,039
Other income 其他收入	17,935	14,311	18,993
Selling and distribution expenses 銷售及分銷開支	(1,716,093)	(798,127)	(1,363,114)
General and administrative expenses 一般及行政開支	(633,613)	(313,908)	(357,689)
Other net income 其他淨收入	114,106	72,850	21,105
Reversal of credit loss/(credit loss) on trade and other receivables 貿易及其他應收款項信貸虧損撥回／（信貸虧損）	1,072	(3,716)	(2,080)
Impairment loss on non-current assets 非流動資產減值虧損	(3,448)	–	(4,547)
Operating profit 經營利潤	2,223,011	957,070	1,553,707
Finance income 財務收入	145,225	64,684	123,969
Finance costs 財務成本	(34,622)	(16,345)	(25,202)
Net finance income 財務收入淨額	110,603	48,339	98,767
Share of profit of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的收益，稅後淨額	–	–	268
Profit before taxation 稅前利潤	2,333,614	1,005,409	1,652,742
Income tax expense 所得稅開支	(551,785)	(241,498)	(396,665)
Profit for the year/period 年／期內利潤	1,781,829	763,911	1,256,077
Profit for the year/period attributable to: 以下人士應佔年／期內利潤：			
– Equity shareholders of the Company 一本公司權益股東	1,768,926	764,090	1,248,405
– Non-controlling interests 一非控股權益	12,903	(179)	7,672

Management Discussion and Analysis
管理層討論與分析

SIX MONTHS ENDED DECEMBER 31, 2023 COMPARED TO THE YEAR ENDED JUNE 30, 2023

Revenue

Our total revenue was RMB7,632.5 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB11,473.2 million), which was consisted of 63.5% revenue generated in China and 36.5% revenue generated in overseas markets.

Cost of Sales

Our cost of sales was RMB4,391.4 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB7,030.2 million).

Gross Profit and Gross Margin

Our gross profit was RMB3,241.0 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB4,443.1 million), and gross margin was 42.5% for the six months ended December 31, 2023 (for the year ended June 30, 2023: 38.7%). The increase in gross margin was mainly attributable to (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income was RMB19.0 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB17.9 million), which was mainly attributable to government grants and income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses were RMB1,363.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB1,716.1 million). Excluding share-based compensation expenses, our selling and distribution expenses were RMB1,321.6 million (for the year ended June 30, 2023: RMB1,671.3 million), which was primarily due to the increase in (i) personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of the Company's business, (ii) depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) promotion and advertising expenses, mainly in connection with the Company's brand upgrade and the opening of new stores in overseas markets.

截至2023年12月31日止六個月對比截至2023年6月30日止年度

收入

截至2023年12月31日止六個月，我們的總收入為人民幣7,632.5百萬元（截至2023年6月30日止年度：人民幣11,473.2百萬元），其中63.5%的收入來自中國，36.5%的收入來自海外市場。

銷售成本

截至2023年12月31日止六個月，我們的銷售成本為人民幣4,391.4百萬元（截至2023年6月30日止年度：人民幣7,030.2百萬元）。

毛利及毛利率

截至2023年12月31日止六個月，我們的毛利為人民幣3,241.0百萬元（截至2023年6月30日止年度：人民幣4,443.1百萬元），而截至2023年12月31日止六個月的毛利率為42.5%（截至2023年6月30日止年度：38.7%）。毛利率提高主要是由於(i)海外市場產品優化及直營市場收入佔比提升，帶動海外市場毛利率提高，(ii)中國市場的毛利率增長，因為本公司在國內執行名創優品品牌升級戰略，新推出的產品貢獻了較高的毛利率，且本公司為削減若干產品的成本而採取了降本措施，及(iii)由於產品組合轉向盈利能力更高的產品，TOP TOY的毛利率有所提升。

其他收入

截至2023年12月31日止六個月，我們的其他收入為人民幣19.0百萬元（截至2023年6月30日止年度：人民幣17.9百萬元），主要為政府補助和存託銀行收入。

銷售及分銷開支

截至2023年12月31日止六個月，我們的銷售及分銷開支為人民幣1,363.1百萬元（截至2023年6月30日止年度：人民幣1,716.1百萬元）。除去以股份支付的薪酬開支，我們的銷售及分銷開支為人民幣1,321.6百萬元（截至2023年6月30日止年度：人民幣1,671.3百萬元），主要為(i)與我們業務發展有關的人員相關開支、物流費用及IP授權費用，(ii)與直營店有關的使用權資產的折舊開支，及(iii)主要與本公司的品牌升級以及海外市場門店新開張有關的推廣及廣告開支增加。

General and Administrative Expenses

Our general and administrative expenses were RMB357.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB633.6 million). Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB352.8 million (for the year ended June 30, 2023: RMB615.6 million), which were primarily accounted for (i) personnel-related expenses in relation to the growth of our business, (ii) expenses in relation to operational services provided by the third-parties, and (iii) depreciation and amortization expenses.

Other Net Income

Our other net income was RMB21.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB114.1 million), which was primarily accounted for (i) the increase in fair value of an investment in an unlisted limited partnership enterprise, and (ii) investment income from other investments, partially offset by net foreign exchange loss.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB4.5 million and RMB3.4 million for the six months ended December 31, 2023 and for the year ended June 30, 2023, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB1,553.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB2,223.0 million).

Net Finance Income

Our net finance income was RMB98.8 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB110.6 million), which was accounted for the interest income from bank deposits.

一般及行政開支

截至2023年12月31日止六個月,我們的一般及行政開支為人民幣357.7百萬元(截至2023年6月30日止年度:人民幣633.6百萬元)。除去以權益結算的股份支付的開支,我們的一般及行政開支為人民幣352.8百萬元(截至2023年6月30日止年度:人民幣615.6百萬元),主要為(i)與本公司業務發展有關的人員相關開支,(ii)與第三方提供的營運服務有關的開支,及(iii)折舊及攤銷開支。

其他淨收入

截至2023年12月31日止六個月,我們的其他淨收入為人民幣21.1百萬元(截至2023年6月30日止年度:人民幣114.1百萬元),主要為(i)投資一家非上市有限合夥企業的公允價值的增加,及(ii)其他投資所得的投資收益,部分被淨匯兌虧損所抵銷。

非流動資產減值虧損

截至2023年12月31日止六個月及截至2023年6月30日止年度,我們的非流動資產減值虧損分別為人民幣4.5百萬元及人民幣3.4百萬元。我們對直營店的非流動資產計提了減值虧損。

經營利潤

由於上述原因,截至2023年12月31日止六個月,我們錄得的經營利潤為人民幣1,553.7百萬元(截至2023年6月30日止年度:人民幣2,223.0百萬元)。

財務收入淨額

截至2023年12月31日止六個月,我們的財務收入淨額為人民幣98.8百萬元(截至2023年6月30日止年度:人民幣110.6百萬元),主要為自銀行存款產生的利息收入。

Management Discussion and Analysis
管理層討論與分析

Income Tax Expense

We recorded income tax expense of RMB396.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB551.8 million).

Profit for the Year/Period

As a result of the foregoing, we recorded a profit for the period of RMB1,256.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB1,781.8 million).

Current Ratio

Our current ratio was 2.3 as of December 31, 2023, compared to 2.5 as of June 30, 2023. The change in current ratio was primarily due to the increase in trade and other payables and lease liabilities.

SIX MONTHS ENDED DECEMBER 31, 2023 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2022

Revenue

Our total revenue increased by 44.9% from RMB5,266.9 million for the six months ended December 31, 2022 to RMB7,632.5 million for the six months ended December 31, 2023, mainly attributable to (i) an increase of 46.3% in revenue from overseas markets, and (ii) an increase of 44.1% in revenue from China.

Revenue generated from our operations in China was RMB4,843.1 million for the six months ended December 31, 2023, increasing by 44.1% from RMB3,360.2 million for the six months ended December 31, 2022. The year-over-year increase in revenue from the China market was primarily due to (i) a year-over-year increase of approximately 44.6% in revenue from MINISO in China, and (ii) a year-over-year increase of approximately 65.8% in revenue from TOP TOY in China. Revenue generated from overseas markets was RMB2,789.3 million for the six months ended December 31, 2023, increasing by 46.3% from RMB1,906.7 million for the six months ended December 31, 2022.

Cost of Sales

Our cost of sales was RMB4,391.4 million for the six months ended December 31, 2023, increased by 33.8% compared to cost of sales of RMB3,281.2 million for the six months ended December 31, 2022.

所得稅開支

截至2023年12月31日止六個月，我們錄得的所得稅開支為人民幣396.7百萬元（截至2023年6月30日止年度：人民幣551.8百萬元）。

年／期內利潤

由於上述原因，截至2023年12月31日止六個月，我們錄得的期內利潤為人民幣1,256.1百萬元（截至2023年6月30日止年度：人民幣1,781.8百萬元）。

流動比率

截至2023年12月31日，我們的流動比率為2.3，而截至2023年6月30日為2.5。流動比率的變動主要是由於貿易及其他應付款項以及租賃負債增加。

截至2023年12月31日止六個月對比截至2022年12月31日止六個月

收入

我們的總收入由截至2022年12月31日止六個月的人民幣5,266.9百萬元增加44.9%至截至2023年12月31日止六個月的人民幣7,632.5百萬元，該增加主要是由於(i)來自海外市場的收入增長46.3%，及(ii)來自中國的收入增長44.1%。

來自中國業務的收入由截至2022年12月31日止六個月的人民幣3,360.2百萬元增加44.1%至截至2023年12月31日止六個月的人民幣4,843.1百萬元。來自中國市場收入的同比增長主要是由於(i)來自名創優品中國的收入同比增長約44.6%，及(ii)來自TOP TOY中國的收入同比增長約65.8%。來自海外市場的收入由截至2022年12月31日止六個月的人民幣1,906.7百萬元增加46.3%至截至2023年12月31日止六個月的人民幣2,789.3百萬元。

銷售成本

截至2023年12月31日止六個月的銷售成本為人民幣4,391.4百萬元，而截至2022年12月31日止六個月的銷售成本為人民幣3,281.2百萬元，同比增長33.8%。

Gross Profit and Gross Margin

Gross profit increased by 63.2% from RMB1,985.7 million for the six months ended December 31, 2022 to RMB3,241.0 million for the six months ended December 31, 2023, and gross margin increased from 37.7% to 42.5% for the same periods. The increase in gross margin was mainly driven by (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income increased by 32.7% from RMB14.3 million for the six months ended December 31, 2022 to RMB19.0 million for the six months ended December 31, 2023, primarily due to an increase in income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 70.8% from RMB798.1 million for the six months ended December 31, 2022 to RMB1,363.1 million for the six months ended December 31, 2023. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 69.1% from RMB781.5 million to RMB1,321.6 million for the same periods. The increase was primarily attributable to (i) increased personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of the Company's business, (ii) increased depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) increased promotion and advertising expenses, mainly in connection with the Company's brand upgrade and the opening of new stores in overseas markets.

General and Administrative Expenses

Our general and administrative expenses increased by 13.9% from RMB313.9 million for the six months ended December 31, 2022 to RMB357.7 million for the six months ended December 31, 2023. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 16.1% from RMB304.0 million to RMB352.8 million for the same periods, which was primarily due to increased personnel-related expenses in relation to the growth of our business.

毛利及毛利率

我們的毛利由截至2022年12月31日止六個月的人民幣1,985.7百萬元增加63.2%至截至2023年12月31日止六個月的人民幣3,241.0百萬元,毛利率由同期的37.7%提升至42.5%。毛利率提高主要是由於(i)海外市場產品優化及直營市場收入佔比提升,帶動海外市場毛利率增長,(ii)中國市場的毛利率增長,因為本公司在國內執行名創優品品牌升級戰略,新推出的產品貢獻了較高的毛利率,且本公司為削減若干產品的成本而採取了降本措施,及(iii)由於產品組合轉向盈利能力更高的產品,TOP TOY的毛利率有所提升。

其他收入

我們的其他收入由截至2022年12月31日止六個月的人民幣14.3百萬元增加32.7%至截至2023年12月31日止六個月的人民幣19.0百萬元,主要是由於存託銀行收入增加。

銷售及分銷開支

我們的銷售及分銷開支由截至2022年12月31日止六個月的人民幣798.1百萬元增加70.8%至截至2023年12月31日止六個月的人民幣1,363.1百萬元。除去以股份支付的薪酬開支,我們的銷售及分銷開支由同期的人民幣781.5百萬元增加69.1%至人民幣1,321.6百萬元,主要由於(i)與本公司業務發展有關的人員相關開支、物流費用及IP授權費用增加,(ii)與直營店有關的使用權資產的折舊開支增加,及(iii)主要與本公司的品牌升級以及海外市場門店新開張有關的推廣及廣告開支增加。

一般及行政開支

我們的一般及行政開支由截至2022年12月31日止六個月的人民幣313.9百萬元增加13.9%至截至2023年12月31日止六個月的人民幣357.7百萬元。除去以權益結算的股份支付的開支,我們的一般及行政開支由同期的人民幣304.0百萬元增加16.1%至人民幣352.8百萬元,主要由於與我們業務發展有關的人員相關開支增加。

Management Discussion and Analysis
管理層討論與分析

Other Net Income

Our other net income was RMB21.1 million for the six months ended December 31, 2023, compared to other net income of RMB72.9 million for the six months ended December 31, 2022. The decrease was mainly due to net foreign exchange loss, partially offset by net change in fair value of other investments.

Impairment Loss on Non-current Assets

For the six months ended December 31, 2022, we did not record any impairment loss on non-current assets. For the six months ended December 31, 2023, we recorded impairment loss on non-current assets of RMB4.5 million, which was related to our directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB1,553.7 million for the six months ended December 31, 2023, representing an increase of 62.3% from RMB957.1 million for the six months ended December 31, 2022.

Net Finance Income

Our net finance income increased by 104.3% from RMB48.3 million for the six months ended December 31, 2022 to RMB98.8 million for the six months ended December 31, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Income Tax Expense

We recorded income tax expense of RMB396.7 million for the six months ended December 31, 2023, compared to RMB241.5 million for the six months ended December 31, 2022.

Profit for the Period

As a result of the foregoing, our profit for the period increased by 64.4% from RMB763.9 million for the six months ended December 31, 2022 to RMB1,256.1 million for the six months ended December 31, 2023.

Current Ratio

Our current ratio was 2.3 as of December 31, 2023, compared to 2.4 as of December 31, 2022. The change in current ratio was primarily due to an increase in trade and other payables and lease liabilities.

其他淨收入

截至2023年12月31日止六個月,我們的其他淨收入為人民幣21.1百萬元,而截至2022年12月31日止六個月的其他淨收入為人民幣72.9百萬元。減少的主要原因是匯兌損益淨額,部分被其他投資公允價值的變動淨額所抵銷。

非流動資產減值虧損

截至2022年12月31日止六個月,我們並無錄得任何非流動資產減值虧損。截至2023年12月31日止六個月,我們的非流動資產減值虧損為人民幣4.5百萬元,主要與我們的直營店相關。

經營利潤

由於上述原因,截至2023年12月31日止六個月,我們錄得的經營利潤為人民幣1,553.7百萬元,與截至2022年12月31日止六個月的人民幣957.1百萬元相比,同比增長62.3%。

財務收入淨額

我們的財務收入淨額由截至2022年12月31日止六個月的人民幣48.3百萬元增加104.3%至截至2023年12月31日止六個月的人民幣98.8百萬元,主要是由於銀行存款本金增加,帶動利息收入增加。

所得稅開支

截至2023年12月31日止六個月,我們的所得稅開支為人民幣396.7百萬元,而截至2022年12月31日止六個月為人民幣241.5百萬元。

期內利潤

由於上述原因,我們的期內利潤由截至2022年12月31日止六個月的人民幣763.9百萬元增加64.4%至截至2023年12月31日止六個月的人民幣1,256.1百萬元。

流動比率

截至2023年12月31日,我們的流動比率為2.3,而截至2022年12月31日為2.4。流動比率的變動主要是由於貿易及其他應付款項以及租賃負債增加。

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the six months ended December 31, 2023, we funded our cash requirements principally through cash generated from our operations. As of December 31, 2023, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB6,887.0 million (as of June 30, 2023: RMB7,303.3 million).

Significant Investments

We did not make or hold any significant investments during the six months ended December 31, 2023.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended December 31, 2023.

Pledge of Assets

As of December 31, 2023, none of our Group's assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

有關我們財務表現的其他資料

流動性以及資金來源

於截至2023年12月31日止六個月，我們主要通過經營所得現金來滿足我們的現金需求。於2023年12月31日，我們計入流動資產的現金、現金等價物、受限制現金、定期存款及其他投資的合計結餘為人民幣6,887.0百萬元（於2023年6月30日：人民幣7,303.3百萬元）。

重大投資

於截至2023年12月31日止六個月，我們並無作出或持有任何重大投資。

重大收購及出售

於截至2023年12月31日止六個月，我們並無任何重大收購或出售附屬公司、合併聯屬實體或聯營公司。

資產抵押

截至2023年12月31日，本集團並無抵押資產。

現金管理政策

我們相信，通過對短期投資產品進行適當的投資，我們可以更好地利用我們的現金，在不影響我們的業務運作或資本開支的情況下產生收入。我們對金融產品的投資決定是以個案為基礎，並經適當和仔細考慮各種因素後作出，包括但不限於市場條件、經濟發展、預期投資條件、投資成本、投資期限以及投資的預期收益和潛在損失。我們已經建立了一套內部控制措施，使我們能夠獲得合理的投資回報，同時減輕我們面臨的高投資風險。該等政策和措施是由我們的高級管理層制定的。

Management Discussion and Analysis
管理層討論與分析

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

- the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

- the expected return of the purchased wealth management products should be not lower than bank's deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

- the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Future Plans for Material Investments or Capital Assets

As of December 31, 2023, we did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2023, our gearing ratio was 0.1%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

為了充分利用閒置資金、提高盈餘資金利用率及增加收入,在不影響我們正常業務活動的前提下,經首席財務官批准,我們可以從金融機構購買一定數量的理財產品。根據我們的內部政策,我們的資金部經理應向首席財務官提出投資理財產品的擬議,且該等擬議必須由我們的首席財務官審核和批准。在評估用於投資理財產品的擬議時,必須滿足一系列標準,包括但不限於以下內容:

- 購買的理財產品僅限於低風險產品,如定期存款、保本付息產品、銀行發行的國庫券及風險等級低於R2的理財產品。嚴禁購買證券和期貨等高風險金融工具。

- 所購買的理財產品的預期回報應不低於同期銀行定期存款的存款利率,產品結構應相對簡單,且應選擇經營規模大、綜合實力強及信譽良好的金融機構購買。

- 資金部負責設立理財產品明細分類賬,資金部經理管理金融產品並跟蹤理財產品的進展及安全情況。一旦出現異常情況,資金部經理應及時向首席財務官匯報情況,以便我們能立即採取有效措施,減少潛在損失。

重大投資或資本資產的未來計劃

截至2023年12月31日,我們並無任何詳細的關於重大投資或資本資產的未來計劃。

資本負債比率

截至2023年12月31日,我們的資本負債比率為0.1%,該比率按貸款及借款除以期末權益總額再乘以100%計算。

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including profit margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of tax payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, Miniso (Guangzhou) Co., Ltd. ("**MINISO Guangzhou**") entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2021 and 2022 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2023, which is valid from April 1, 2023 to March 31, 2024. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, we have met the commitment for the calendar year of 2023 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of December 31, 2023.

匯兌風險

我們的財務報告貨幣為人民幣,匯率變動會顯著影響我們報告的業績及綜合趨勢。此外,我們的經營業績(包括利潤率)受到匯率波動的影響。我們的國際業務主要以美元產生收入。一般而言,人民幣兌美元貶值對我們的經營業績產生積極影響,而人民幣兌美元升值則相反。我們並未使用任何衍生金融工具對沖有關風險。若我們需要將美元兌換成人民幣用於營運,人民幣兌美元升值將對我們從兌換中獲得的人民幣金額產生不利影響。相反,若我們決定將人民幣兌換為美元用於支付股份或美國存託股股息或其他業務目的,則美元兌人民幣升值將對我們獲得的美元金額產生不利影響。

或有負債

納稅承諾

為收購土地使用權及在廣州建設總部大樓,名創優品(廣州)有限責任公司(「**名創廣州**」)於2020年11月26日與我們新總部大樓所在地區的當地政府簽訂了意向書,並承諾自2021年1月1日起計五年內,向廣州當地政府繳納的稅款總額不低於人民幣965.0百萬元,其中包括2021年人民幣160.0百萬元、2022年人民幣175.0百萬元、2023年人民幣190.0百萬元、2024年人民幣210.0百萬元及2025年人民幣230.0百萬元。如我們未能支付任何五個歷年期間所承諾的金額,名創廣州需要補償差額。

我們已滿足2021及2022曆年的承諾,因此名創廣州無須向當地政府作出任何補償。於2023年3月,名創廣州就2023曆年的納稅承諾向當地政府提供商業銀行發出的人民幣190.0百萬元的履約擔保,有效期為2023年4月1日至2024年3月31日。董事根據2023曆年已付及應付的實際相關稅款及附加費預測作出評估,我們已滿足2023曆年的承諾,因此名創廣州在上述履約擔保下不太可能需要向當地政府作出任何補償。因此,截至2023年12月31日,尚未就此事項計提撥備。

Management Discussion and Analysis
管理層討論與分析

Lawsuit relating to illicit competition

During the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group's suppliers and a store operated by one of the Group's franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30.0 million.

As of December 31, 2023, the final judgment has been made by the court that the first instance judgment should be upheld, and the application of appeal filed by the Group has been dismissed. We paid RMB30.0 million to the plaintiff during the six months ended December 31, 2023.

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors, alleging that the Company made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned *In re MINISO Group Holding Limited Securities Litigation*, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs have filed a motion for reconsideration of the court's decision and intended to file a further amended complaint. As of December 31, 2023, the Directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Capital Commitment

As of December 31, 2023, our capital commitment was RMB837.2 million, which was attributable to the construction of the headquarters building.

有關不正當競爭的訴訟

於截至2022年6月30日止年度,深圳全棉時代科技有限公司就不正當競爭糾紛向本集團的若干中國附屬公司及本集團的一家供應商和本集團加盟商之一經營的一家門店提起一宗法律訴訟。針對中國附屬公司提出索賠的總金額約為人民幣30.0百萬元。

截至2023年12月31日,法院作出維持一審判決的終審判決,並駁回了本集團的上訴申請。截至2023年12月31日止六個月內,我們已向原告支付人民幣30.0百萬元。

證券集體訴訟

於2022年8月,本公司及其若干高級職員及董事被提起一項推定聯邦證券集體訴訟,指控本公司違反《1933年證券法》和《1934年證券交易法》,在業務運營和財務方面存在誤導性錯誤陳述或遺漏。訴訟標題為「*關於名創優品集團控股有限公司證券訴訟案*」,1:22-cv-09864(紐約州南區法院)。被指定的首席原告於2022年11月向法院提起訴訟。我們和其他被告提出了駁回起訴的動議,法院於2024年2月批准了該動議,並允許首席原告修訂訴狀。原告已提出動議要求法院重新考慮判決,並計劃提交進一步修訂的訴狀。截至2023年12月31日,董事無法評估訴訟結果或可靠估計潛在損失(如有)。

資本承擔

截至2023年12月31日,我們的資本承擔為人民幣837.2百萬元,用於建設總部大樓。

Employees and Remuneration Policy

We had a total of 4,964 full-time employees as of December 31, 2023, including 2,375 in China and 2,589 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of December 31, 2023:

僱員及薪酬政策

截至2023年12月31日，我們共有4,964名全職僱員，其中2,375名位於中國及2,589名位於某些海外國家。下表載列截至2023年12月31日按職能劃分的我們僱員人數：

Function 職能	Number of Employees 僱員人數
Product Development and Supply Chain Management 產品開發與供應鏈管理	938
General and Administrative 一般及行政	487
Operations 運營	2,948
Sales and Marketing 銷售及營銷	137
Technology 技術	202
Business Development 業務發展	148
Logistics 物流	104
Total 合計	**4,964**

Our total remuneration cost incurred for the six months ended December 31, 2023 was RMB580.8 million, while it was RMB819.6 million for the year ended June 30, 2023.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company's share incentive plan may be awarded to employees according to the assessment of individual performance.

截至2023年12月31日止六個月，我們產生的總薪酬成本為人民幣580.8百萬元，而截至2023年6月30日止年度為人民幣819.6百萬元。

本公司聘用的僱員人數視乎需要而不時有所變更，而僱員薪酬亦根據行業慣例釐定。本集團定期檢討其僱員的薪酬政策及待遇。除養老金及內部培訓計劃外，亦可能根據對個人表現的評估授予僱員酌情花紅、股份獎勵及本公司股份激勵計劃中的購股權。

Directors' Report
董事會報告

On January 17, 2024, the Board announced that the financial year end date of our Company has been changed from June 30 to December 31 with immediate effect. Accordingly, the Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the six months ended December 31, 2023.

DIRECTORS

The Directors who held office during the Reporting Period and up to the date of this report are:

Executive Director

Mr. YE Guofu (葉國富) *(Chairman and Chief Executive Officer)*

Independent Non-Executive Directors

Ms. XU Lili (徐黎黎)
Mr. ZHU Yonghua (朱擁華)
Mr. WANG Yongping (王永平)

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 46 to 51 of this annual report.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company completed its initial public offering on the NYSE on October 15, 2020 and the Company's ADSs have been listed on the NYSE since then. The Company's shares were subsequently listed on the Main Board of the HKEX on July 13, 2022.

PRINCIPAL ACTIVITY

The principal activity of the Company is investment holding. The principal businesses of the Company's subsidiaries are the retail and wholesale of design-led lifestyle and pop toy products across the PRC, other parts of Asia, America, Europe and certain other countries. Analysis of the principal activities of the Group and segment results based on geographical locations during the Reporting Period are set out in Note 1 and Note 4 to the consolidated financial statements, respectively.

於2024年1月17日，董事會宣佈本公司財政年度結算日由6月30日變更至12月31日，立即生效。據此，董事會欣然呈列本董事會報告連同本集團截至2023年12月31日止六個月的綜合財務報表。

董事

於報告期及直至本報告日期止任職的董事為：

執行董事

葉國富先生*（主席兼首席執行官）*

獨立非執行董事

徐黎黎女士
朱擁華先生
王永平先生

董事履歷詳情載於本年報第46至51頁的「董事及高級管理層」一節。

一般資料

本公司於2020年1月7日根據開曼群島法例《公司法》於開曼群島註冊成立為獲豁免有限責任公司。本公司於2020年10月15日在紐交所完成首次公開發售，且本公司的美國存託股自此已在紐交所上市。本公司的股份隨後於2022年7月13日在聯交所主板上市。

主營業務

本公司的主營業務為投資控股。本公司附屬公司的主營業務為在中國、亞洲其他國家、美洲、歐洲及若干其他國家從事創意生活家居產品及潮流玩具產品的零售及批發。本集團於報告期內按地理位置劃分的主營業務及分部業績的分析分別載於綜合財務報表附註1及附註4。

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the Reporting Period, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the sections headed "Business Review and Outlook" and "Management Discussion and Analysis" on pages 9 to 31 of this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the Reporting Period is set out in "Recent developments after the Reporting Period" in the section headed "Business Review and Outlook".

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Prospectus and the Form 20-F for the Reporting Period filed with the SEC. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

Risks related to our business and industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

- Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected;

- The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;

- Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences;

業務回顧

《公司條例》附表5所規定的本集團的業務回顧（包括對本公司業務的中肯審視、對本公司面對的主要風險及不確定因素的描述、在報告期終結後發生並對本公司有影響的重大事件的詳情、本集團業務相當可能有的未來發展的揭示、本集團財務表現分析以及本集團與對本集團有重大影響且本集團賴以成功的利益相關者的主要關係）載於本年報第9至31頁的「業務回顧及展望」及「管理層討論與分析」章節。該等討論為本董事會報告的一部分。在報告期結束後發生並對本公司有影響的事件載於「業務回顧及展望」章節的「報告期後近期發展」。

主要風險及不確定因素

我們的業務涉及招股章程「風險因素」一節及報告期向美國證監會提交的表格20-F所載的若干風險。以下概述本集團面臨的若干主要風險及不確定因素，其中部分風險及不確定因素無法控制。

與我們的業務及行業有關的風險

與我們的業務及行業有關的風險及不確定因素包括但不限於以下：

- 我們的成功依託於我們品牌的持續影響力。倘若我們無法維護及強化我們的品牌，則我們的業務及經營業績可能會受到不利影響；

- 我們的業務增長及盈利能力取決於消費者需求和可自由支配支出的水平。中國或全球的嚴重或持續經濟衰退可能對消費者可自由支配支出產生重大不利影響，進而對我們的業務、財務狀況及經營業績造成不利影響；

- 我們的成功取決於我們產品的持續受歡迎度、我們的持續創新及新產品的成功推出，以及我們對消費者偏好變化的預測與及時響應；

- If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected;

- If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected;

- Expanding product offerings may expose us to new challenges and more risks;

- If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected;

- We primarily rely on our MINISO Retail Partners and distributors to expand our store network. If we are unable to expand our store network successfully, our business, results of operations would be adversely affected;

- If we, our MINISO Retail Partners or local distributors fail to successfully operate MINISO stores, our business and results of operations would be adversely affected;

- Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks;

- If our MINISO Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed;

- If we fail to maintain the relationship with our MINISO Retail Partners or our local distributors or fail to attract new MINISO Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected; and

- Illegal actions or misconduct of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

- 倘我們無法為消費者提供具有高度吸引力價格的產品或維持具有競爭力的價格，我們的業務及經營業績將受到重大不利影響；

- 倘我們未能向消費者提供高品質產品，則我們的業務、聲譽、經營業績及財務狀況將受到重大不利影響；

- 擴大產品供應可能會使我們面臨新的挑戰和更多風險；

- 倘我們無法吸引新消費者及現有消費者購買，我們的業務、財務狀況及經營業績或會遭受重大不利影響；

- 我們主要依賴我們的名創合夥人和代理商來擴展我們的門店網絡。倘我們無法成功擴展我們的門店網絡，我們的業務、經營業績將受到不利影響；

- 如果我們、我們的名創合夥人或當地代理商未能成功經營名創優品門店，我們的業務和經營業績將受到不利影響；

- 我們的國際業務可能受到成本、法律、法規、政治及經濟等多種風險的影響；

- 如果我們的名創合夥人或當地代理商不能充分履行其責任和承諾，我們的品牌形象和經營業績可能會受到重大損害；

- 如果我們未能維持與名創合夥人或當地代理商的關係，或未能吸引新的名創合夥人或當地代理商加入我們的門店網絡，我們的業務、經營業績及財務狀況可能會受到重大不利影響；及

- 我們的名創合夥人、當地代理商、下級代理商、第三方供應商或其他服務提供商的非法行為或不當行為，或其未能提供令人滿意的產品或服務，都可能對我們的業務、聲譽、財務狀況和經營業績產生重大不利影響。

Risks related to doing business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China, in particular, risks arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in mainland China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Risks and uncertainties related to doing business in China include, but are not limited to, the following:

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections;

- The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

- The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and may cause the value of our ordinary shares or the ADSs to significantly decline or be worthless;

- Changes in China's or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;

與在中國經營業務有關的風險

我們絕大部分的業務運營在中國開展,且面臨各種與在中國經營業務有關的風險及不確定性,尤其是來自中國內地法律體系的風險(包括法律實施方面的風險和不確定性與中國內地的規章制度可能會在幾乎沒有提前通知的情況下迅速發生變化)以及中國政府可能隨時干預或影響 閣下的經營的風險,或可能對海外產品供應及╱或中國發行人的外商投資施加更多控制,這可能導致 閣下的業務及╱或 閣下證券價值發生重大變動。與在中國經營業務有關的風險及不確定因素包括但不限於以下:

- 美國公眾公司會計監督委員會以往無法檢查我們的核數師為我們的財務報表所開展的審計工作,而美國公眾公司會計監督委員會過往無法對我們核數師進行檢查則剝奪了投資者享有該等檢查的利益;

- 根據HFCAA,美國存託股可能在未來(倘美國公眾公司會計監督委員會無法對中國境內的核數師進行檢查或全面調查)被禁止在美國交易。美國存託股被除牌或受到除牌的威脅可能會對 閣下投資的價值產生重大不利影響;

- 中國政府於我們的業務上擁有很大的監管權,這可能影響我們的業務。中國政府可能對中國發行人在海外進行的發行及╱或中國發行人的外商投資施加更多的監管及控制,這可能在很大程度上限制或完全阻礙我們向投資者發售證券或繼續發售證券的能力,且可能導致我們的普通股及美國存託股的價值大幅下降或失去價值;

- 中國或全球的經濟、政治或社會狀況或政府政策的變更可能會對我們的業務及經營業績產生重大不利影響;

- Uncertainties with respect to the legal system in mainland China could adversely affect us. Certain laws and regulations in mainland China can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in mainland China may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations;

- Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects; and

- MINISO Group Holding Limited is a holding company incorporated in the Cayman Islands and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

- 中國內地的法律體系相關的不確定性可能對我們產生不利影響。中國內地的若干法律法規發展迅速,這對其詮釋及實施帶來風險及不確定性。中國內地的行政訴訟及法院訴訟程序可能延長。若干政府政策及內部規則可能無法及時公佈。該等風險及不確定性可能使得我們不易滿足或遵守適用法律法規的要求;

- 圍繞在美國上市的中國公司的訴訟及負面報道可能會導致對我們的監管審查增加,且對美國存托股的交易價格產生不利影響,並可能對我們的業務(包括經營業績、財務狀況、現金流及前景)產生重大不利影響;及

- 名創優品集團控股有限公司為於開曼群島註冊成立的控股公司,我們可能依靠中國內地附屬公司支付的股息及其他股權分派來滿足我們可能需要的任何現金需求及融資需求,任何對我們中國內地附屬公司或香港附屬公司的支付能力的限制可能對我們經營業務的能力產生重大不利影響。

Risks related to the ADSs and our Shares

Risks and uncertainties related to the ADSs and our Shares include, but are not limited to, the following:

- The trading price of the ADSs and our Shares has been volatile, which could result in substantial losses to investors;

- The concentration of our share ownership among executive officers, Directors, and principal Shareholders and their affiliated entities will likely limit investors' ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Shares and the ADSs may view as beneficial; and

- Techniques employed by short sellers may drive down the market price of our Shares or the ADSs.

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment, giving back to community and achieving sustainable growth. Details of such will be set out in our ESG Report published on the same date as this annual report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as may be disclosed in the ESG Report, we have complied with the relevant laws and regulations that have a significant impact on the operations of the Group during the Reporting Period.

CONNECTED TRANSACTIONS

During the Reporting Period, save as disclosed in this annual report, no related party transaction disclosed in Note 30 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required.

與美國存託股及股份有關的風險

與美國存託股及股份有關的風險及不確定因素包括但不限於以下：

- 我們的美國存託股和股份的交易價格出現波動，這可能會給投資者帶來重大損失；

- 我們的股權集中於高級管理人員、董事以及主要股東及其聯屬實體將可能限制投資者影響公司事務的能力，並可能阻礙其他人士要求進行我們的股份及美國存託股持有人可能認為有益的控制權變更交易；及

- 賣空者所採用的手段可能導致我們的股份或美國存託股的市場價格下跌。

環境政策及表現

我們致力於履行社會責任、提升僱員福利及促進其發展、保護環境以及回饋社會，以實現可持續增長。有關詳情載於與本年報同日刊發的環境、社會及管治報告中。

遵守相關法律法規

於報告期，除環境、社會及管治報告可能披露的資料外，我們已遵守對本集團經營有重大影響的相關法律法規。

關連交易

於報告期，除本年報所披露者外，概無綜合財務報表附註30中披露的關聯方交易屬《上市規則》第十四A章所界定須予以披露的「關連交易」或「持續關連交易」。

Directors' Report
董事會報告

PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTION

IP Licensing, Sales and Distribution Framework Agreement

Reference is made to the results announcement of the Company dated September 15, 2023 and March 12, 2024 respectively in relation to the continuing connected transactions of the Company and the announcement in relation to the change of financial year end date of the Company dated January 17, 2024. On June 27, 2022, Miniso Hong Kong Limited ("**MINISO HK**"), for itself and on behalf of other members of the Group, entered into a framework agreement (the "**IP Licensing, Sales and Distribution Framework Agreement**") with MINISO Lifestyle Nigeria Limited ("**MINISO Nigeria**"), pursuant to which MINISO HK grants to MINISO Nigeria (i) exclusive licenses for the use of certain intellectual property rights in Nigeria owned by MINISO HK, including but not limited to trademarks, particular package and decoration, patents, technical know-how and operation standard (the "**Licensed IP Rights**") that are owned by us charged by a one-off license fee based on the term of the licensing arrangement; and (ii) an exclusive right to establish MINISO stores in Nigeria as a distributor of the Group, with effect from July 13, 2022.

MINISO Nigeria will use the Licensed IP Rights within the scope specified in the IP Licensing, Sales and Distribution Framework Agreement. In addition, under the agreement, MINISO HK will sell and distribute to MINISO Nigeria the products under the brand of MINISO, including products which comprise intellectual property licensed by external IP licensors collaborating with the brand of MINISO.

On March 12, 2024, in order to align with the new financial year end date of the Company, MINISO Development Hong Kong Limited, for itself and on behalf of other members of the Group, entered into a revised framework agreement (the "**Revised IP Licensing, Sales and Distribution Framework Agreement**") with MINISO Nigeria, with a term commencing on the date of the agreement and ending on December 31, 2026 (both days inclusive).

部分豁免的持續關連交易

知識產權許可、銷售及分銷框架協議

茲提述本公司日期分別為2023年9月15日及2024年3月12日有關本公司持續關連交易的業績公告,以及本公司日期為2024年1月17日有關更改財政年度結算日的公告。於2022年6月27日,名創優品(香港)有限公司(「**名創優品香港**」)(為其本身及代表本集團其他成員公司)與MINISO Lifestyle Nigeria Limited(「**MINISO Nigeria**」)訂立框架協議(「**知識產權許可、銷售及分銷框架協議**」),據此,名創優品香港向MINISO Nigeria授予(i)使用由名創優品香港於尼日利亞擁有的若干知識產權的獨家許可,包括但不限於我們擁有的商標、特定包裝及裝飾、專利、技術知識及操作標準(「**獲許可知識產權**」),並根據許可安排的條款收取一次性授權費;及(ii)作為本集團的代理商在尼日利亞開設名創優品門店的獨家權利,該協議自2022年7月13日起生效。

MINISO Nigeria將在知識產權許可、銷售及分銷框架協議規定範圍內使用獲許可知識產權。此外,根據該協議,名創優品香港將名創優品品牌下的產品銷售及分銷予MINISO Nigeria,包括外部知識產權許可方在與名創優品品牌合作中授予知識產權的產品。

於2024年3月12日,為與本公司新的財政年度結算日保持一致,名創優品香港發展有限公司(為其本身及代表本集團其他成員公司)與MINISO Nigeria訂立經修訂框架協議(「**經修訂知識產權許可、銷售及分銷框架協議**」),協議期限自協議日期起至2026年12月31日(包括首尾兩日)止。

As MINISO Nigeria is controlled by YGF MC Limited which is wholly-owned by Mr. Ye (the chairman of the Board, an executive Director, the chief executive officer and a Controlling Shareholder of the Company), MINISO Nigeria is an associate of Mr. Ye and therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Revised IP Licensing, Sales and Distribution Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

In light of the change of financial year end, the annual cap for the six months ended December 31, 2023 has been revised to RMB18.0 million, which has been pro-rated with reference to the previous annual cap of RMB36.0 million for the year ending June 30, 2024 before the change of the financial year end.

The actual transaction amount for the six months ended December 31, 2023 was approximately RMB11.6 million.

For the six months ended December 31, 2023, save as disclosed in this annual report, no related party transaction disclosed in Note 30 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required.

由於MINISO Nigeria由葉先生（本公司的董事會主席、執行董事、首席執行官及控股股東）全資擁有的YGF MC Limited控制，故MINISO Nigeria為葉先生的聯繫人，因此根據《上市規則》為本公司的關連人士。因此，根據《上市規則》第十四A章，經修訂知識產權許可、銷售及分銷框架協議項下擬進行的交易構成本公司的持續關連交易。

鑒於更改財政年度結算日，截至2023年12月31日止六個月的年度上限已修訂為人民幣18.0百萬元，該年度上限為參照先前財政年度結算日變更前截至2024年6月30日止年度的年度上限人民幣36.0百萬元按比例調整。

截至2023年12月31日止六個月的實際交易金額約為人民幣11.6百萬元。

截至2023年12月31日止六個月，除本年報所披露者外，概無綜合財務報表附註30中披露的關聯方交易屬《上市規則》第十四A章所界定須予以披露的「關連交易」或「持續關連交易」。

Directors' Report
董事會報告

Confirmation from Independent Non-executive Directors

Our independent non-executive Directors have reviewed the aforementioned continuing connected transactions and confirmed that such continuing connected transactions have been entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms or better; and

(c) according to the agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Confirmations from the Auditor

The Company's auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised), *Assurance Engagements Other than Audits or Reviews of Historical Financial Information* and with reference to Practice Note 740 (Revised), *Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules* issued by the Hong Kong Institute of Certified Public Accountants. The Company's auditor has expressed unqualified conclusions in respect of the continuing connected transactions disclosed above in accordance with Rule 14A.56 of the Listing Rules.

The auditor has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

(i) nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii) for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(iii) nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iv) nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have exceeded the annual caps as set by the Company.

獨立非執行董事的確認

我們的獨立非執行董事已審閱上述持續關連交易並確認該等持續關連交易：

(a) 於本集團的一般及日常業務過程中訂立；

(b) 按一般商業條款或更佳條款訂立；及

(c) 根據規管該等交易的協議訂立，其條款屬公平合理，並符合股東的整體利益。

核數師的確認

本公司核數師根據香港核證委聘準則第3000號（經修訂）《審計或審閱過往財務資料以外的核證委聘》，並參考香港會計師公會頒佈的實務説明第740號（經修訂）《關於香港上市規則下持續關連交易的核數師函件》執行本集團持續關連交易的報告工作。本公司的核數師已根據《上市規則》第14A.56條就上述持續關連交易發表無保留結論。

核數師已於致董事會函件中就有關報告期訂立的上述持續關連交易進行確認：

(i) 核數師並無發現任何事項令其認為所披露的持續關連交易未獲董事會批准；

(ii) 就涉及本集團提供貨品或服務的交易而言，核數師並無發現任何事項令其認為所披露的持續關連交易在所有重大方面不符合本集團的定價政策；

(iii) 核數師並無發現任何事項令其認為所披露的持續關連交易在所有重大方面均未根據規管該等交易的相關協議訂立；及

(iv) 核數師並無發現任何事項令其認為所披露的持續關連交易超出本公司設定的年度上限。

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the Reporting Period, less than 30% of our total revenue was generated from our five largest customers combined and less than 30% of our total purchases was made from the five largest suppliers combined.

None of the Directors, their respective close associates, or any Shareholder (which to the best of the Directors' knowledge owns more than 5% of the number of issued Shares) had any interest in any of our five largest customers or suppliers during the Reporting Period.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of our Company's securities.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the Reporting Period are set out in Note 13 to the consolidated financial statements.

During the Reporting Period, none of the Company's properties are held for development and/or sale or for investment purposes.

主要客戶及主要供應商

於報告期內，來自我們五大客戶的收入合計少於總收入的30%，來自五大供應商的採購額合計少於採購總額的30%。

於報告期內，概無董事、其各自緊密聯繫人或任何股東（據董事所深知擁有已發行股份數目的5%以上）在我們的任何五大客戶或供應商中擁有任何權益。

優先購買權

開曼群島法例中並無條文規定本公司須按比例向現有股東提呈發售新股份的優先購買權。

上市證券持有人的稅項寬免及豁免

據董事所知，並不存在股東因持有本公司證券而可享有任何稅項寬免及豁免。

附屬公司

本公司主要附屬公司的詳情載於綜合財務報表附註1。

物業、廠房及設備

本集團於報告期的物業、廠房及設備變動的詳情載於綜合財務報表附註13。

於報告期，本公司的物業概無持作開發及／或出售或作投資目的。

Directors' Report
董事會報告

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the Reporting Period are set out in Notes 24 and 31 to the consolidated financial statements and the section headed "Other information – Purchase, sale, cancellation or redemption of the Company's listed securities" in this annual report.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the date of this annual report, the Company has maintained the prescribed percentage of public float under the Listing Rules.

DONATIONS

During the Reporting Period, the Group made charitable donations of RMB2.2 million.

DEBENTURE ISSUED

Our Group did not issue any debenture during the Reporting Period.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "2020 Share Incentive Plan" in this annual report, no equity-linked agreement was entered into by the Group, or existed during the Reporting Period.

DIVIDEND

On March 12, 2024, the Board approved the distribution of a special cash dividend in the amount of US$0.2900 per ADS or US$0.0725 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on March 28, 2024, New York Time and Beijing/Hong Kong Time, respectively. The payment date was on April 9, 2024 for holders of ordinary shares and April 12, 2024 for holders of ADSs. The ex-dividend date was March 27, 2024. The aggregate amount of cash dividend paid was approximately US$90.5 million (RMB651.5 million at an exchange rate of RMB7.1977 to US$1.0000), which was approximately 50% of the Company's adjusted net profit for the six months ended December 31, 2023 and was distributed from additional paid-in capital and settled by a cash distribution.

已發行股本及股份

本公司於報告期的股本變動的詳情載於本年報綜合財務報表附註24、31及「其他資料－購買、出售、註銷或贖回本公司的上市證券」一節。

充足公眾持股量

根據本公司可獲得的公開資料及據董事所知，截至本年報日期，本公司維持《上市規則》規定的公眾持股量百分比。

捐贈

於報告期間，本集團作出慈善捐贈約人民幣2.2百萬元。

已發行債券

於報告期間，本集團並無發行任何債券。

股本掛鈎協議

除本年報「2020年股份激勵計劃」一節所披露者外，於報告期，本集團並無訂立或存在任何股本掛鈎協議。

股息

於2024年3月12日，董事會批准按每股美國存託股0.2900美元或每股普通股0.0725美元的金額，向紐約時間及北京／香港時間2024年3月28日營業結束時登記在冊的美國存託股及普通股持有人派發特別現金股息。普通股持有人的派付日期為2024年4月9日，而美國存託股持有人的派付日期為2024年4月12日。除息日為2024年3月27日。支付的現金股息總額約為90.5百萬美元（按人民幣7.1977元兌1.0000美元的匯率計算，為人民幣651.5百萬元），約佔本公司截至2023年12月31日止六個月經調整淨利潤的50%，從資本公積中分派，並以現金的方式支付。

PERMITTED INDEMNITY

Pursuant to Article 163 of the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained, other than by reason of such Director's own dishonesty, wilful default or fraud, in or about the conduct of our Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently in force for the Reporting Period.

RESERVES

Details of movements in the reserves of the Group and the Company during the Reporting Period are set out in the consolidated statement of changes in equity on pages 100 to 101 and in Note 31 to the consolidated financial statements, respectively.

As of December 31, 2023, the Company had distributable reserve of RMB8,997.5 million.

LOANS AND BORROWINGS

As of December 31, 2023, the loans and borrowings of the Group was RMB7.3 million.

DIRECTORS' SERVICE AGREEMENTS

Our executive Director entered into a service agreement with our Company on June 26, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). The term of appointment shall also be automatically renewed for successive periods of three years. Either party may terminate the agreement by giving not less than 30 days' written notice.

Each of our independent non-executive Directors entered into an amended and restated director agreement with our Company on June 26, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). The term of appointment shall also be automatically renewed for successive periods of three years. Either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon.

獲准許的彌償保證

根據組織章程細則第163條及在適用法律法規的規限下,所有董事因執行本公司業務或事務(包括因任何判斷錯誤所致)或因行使或履行其職責、權力、授權或酌情權而發生或遭受的所有訴訟、法律程序、成本、費用、開銷、損失、損害或責任(因該董事本身的不誠實、故意失職或欺詐行為所導致者除外),均應由本公司給予補償並確保其免受損失。當前有關董事利益的獲准許的彌償保證條文(定義見《公司條例》第469條)於報告期仍生效。

儲備

本集團及本公司於報告期的儲備變動詳情分別載於第100至101頁的綜合權益變動表及綜合財務報表附註31。

截至2023年12月31日,本公司的可分派儲備為人民幣8,997.5百萬元。

貸款及借款

截至2023年12月31日,本集團的貸款及借款為人民幣7.3百萬元。

董事的服務協議

我們的執行董事已於2022年6月26日與本公司簽訂了一份服務協議。委任期限自上市日期起初步為期三年,或直至上市日期後本公司的第三屆股東週年大會(以較早者為準)(惟須按組織章程細則規定退任)。任期亦應於屆滿後自動續期三年。任何一方均可發出不少於30日的書面通知終止協議。

本公司已與每位獨立非執行董事於2022年6月26日簽訂了經修訂及重列的董事協議。委任期限自上市日期起初步為期三年,或直至上市日期後本公司的第三屆股東週年大會(以較早者為準)(惟須按組織章程細則規定退任)。任期亦應於屆滿後自動續期三年。任何一方均可發出不少於30日或雙方商定的更短期限的書面通知終止協議。

Directors' Report
董事會報告

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service agreement with any member of our Group other than agreements expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

擬於本公司應屆股東週年大會上重選的董事概無與本集團任何成員公司訂立或擬訂立服務協議，惟將於一年內到期或可由僱主於一年內終止而毋須支付補償（法定補償除外）的協議除外。

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

董事於重大交易、安排或合約的權益

None of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the Reporting Period.

於報告期，概無董事或任何與董事有關連的實體於本公司、其控股公司或其任何附屬公司或同系附屬公司所訂立的任何重大交易、安排或合約中直接或間接擁有重大權益。

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

董事薪酬及五名最高薪酬人士

In compliance with the Corporate Governance Code, the Company has established the Compensation Committee to formulate remuneration policies.

本公司已根據《企業管治守則》成立薪酬委員會，以制定薪酬政策。

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

薪酬乃基於各董事及高級管理層人員的資格、職位及年資釐定及建議。獨立非執行董事的薪酬乃由董事會根據薪酬委員會的建議釐定。

The Directors and the senior management personnel are eligible participants of 2020 Share Incentive Plan, details of which are set out in the annual report and Note 25 to the consolidated financial statements.

董事及高級管理人員均為2020年股份激勵計劃的合資格參與者，其詳情載於本年報及綜合財務報表附註25。

Details of the remuneration of the Directors, senior management and the five highest paid individuals are set out in Notes 30, 33 and 34 to the consolidated financial statements.

董事、高級管理層及五名最高薪酬人士的薪酬詳情載於綜合財務報表附註30、33及34。

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

概無董事豁免或同意豁免任何薪酬，且本集團並無向任何董事支付酬金或在加入本集團時支付離職補償以作為加入本集團的誘因。

CONTRACTS WITH CONTROLLING SHAREHOLDERS

與控股股東訂立的合約

Save as disclosed in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Reporting Period.

除本年報所披露者外，於報告期內，本公司或其任何附屬公司概無與控股股東或其任何附屬公司訂立任何重大合約或重大服務合約。

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

AUDITOR

The consolidated financial statements for the six months ended December 31, 2023 of the Group have been audited by KPMG, who will retire and, being eligible, offer itself for re-appointment at the forthcoming annual general meeting. There was no change in our Company's independent external auditor during the Reporting Period.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

CONTROLLING SHAREHOLDERS' AND DIRECTORS' COMPETING BUSINESS

Each of our Controlling Shareholders and Directors confirms that during the Reporting Period, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

By order of the Board
Mr. YE Guofu
Executive Director and Chairman

Hong Kong
April 16, 2024

管理合約

於報告期內,並無訂立或存續任何有關本公司全部或主要部分業務的管理及行政的合約。

核數師

本集團截至2023年12月31日止六個月的綜合財務報表已由畢馬威會計師事務所審計,其將於應屆股東週年大會上退任並符合資格膺選續聘。於報告期內,本公司的獨立外部核數師概無變動。

董事收購股份或債權證的權利

除本年報所披露者外,於報告期內的任何時間,本公司或其任何附屬公司、同系附屬公司或其控股公司並無作為任何安排的一方,以使董事可通過購買本公司或任何其他法人團體的股份或債權證獲得利益,而董事、或其各自的配偶或十八歲以下的子女概無擁有任何認購本公司或任何其他法人團體的股本或債務證券的權利,亦未曾行使任何此等權利。

控股股東及董事於競爭業務的權益

各控股股東及董事確認,於報告期內,其並無於直接或間接與我們的業務構成重大競爭或可能構成競爭且根據《上市規則》第8.10條須予披露的業務中擁有任何權益。

承董事會命
執行董事兼主席
葉國富先生

香港
2024年4月16日

Directors and Senior Management
董事及高級管理層

DIRECTORS

Executive Director

Mr. YE Guofu (葉國富), aged 46, has served as a director since January 2020 and was re-designated as an executive Director with effect from the Listing Date. Mr. Ye is our founder and has served as the chairman of the Board and the chief executive officer of our Company since February 2020. Mr. Ye is responsible for the overall strategy, business development and management of our Group.

Mr. Ye founded MINISO Corporation, the predecessor of our Group, in August 2009 and has since then served as the chief executive officer of MINISO Corporation until August 2018. After MINISO Guangzhou, our PRC holding entity before we established our offshore holding structure, was established in October 2017, Mr. Ye has since then been serving as a director and the general manager of MINISO Guangzhou. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China.

Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China in July 2001.

Independent Non-Executive Directors

Ms. XU Lili (徐黎黎), aged 42, has served as our independent director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Ms. Xu has served as an independent director of Yalla Group Limited (NYSE: YALA), a social networking and entertainment platform company listed on the NYSE, since February 2021. In addition, Ms. Xu has served as the chief financial officer of ClouDr Group Limited (HKEX: 9955), a chronic condition management solution provider in China, since October 2020. Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEX: 6100), a company engaging in the provision of a variety of talent acquisition services to individual, businesses and head hunters listed on the Main Board of the HKEX, from March 2014 to September 2020 and an executive director from March 2018 to September 2020. Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), a high-tech industrial company listed on the NYSE, including as the chief financial officer of GE Power Generation Services China, from January 2005 to March 2014.

董事

執行董事

葉國富先生，46歲，自2020年1月起擔任董事，並自上市日期起獲調任為執行董事。葉先生為我們的創始人，並自2020年2月起擔任董事會主席兼本公司首席執行官。葉先生負責本集團的整體戰略、業務發展及管理。

於2009年8月，葉先生創立名創優品股份有限公司（本集團的前身），其後直至2018年8月一直擔任名創優品股份有限公司的首席執行官。在我們建立離岸控股結構之前的中國控股實體名創廣州於2017年10月成立後，葉先生一直擔任名創廣州的董事兼總經理。葉先生在中國經濟轉型期積累了深厚的潮流的時尚品味，並通過捕捉社會優質消費升級的契機，將新的商業模式引進中國市場。

葉先生於2001年7月在中國取得中南財經政法大學經濟管理大專文憑。

獨立非執行董事

徐黎黎女士，42歲，自2020年10月起擔任獨立董事，並自上市日期起獲調任為獨立非執行董事。

徐女士自2021年2月起擔任Yalla Group Limited（一家在紐交所上市的社交網絡及娛樂平台公司，紐交所：YALA）的獨立董事。此外，徐女士自2020年10月起擔任智雲健康科技集團（一家位於中國的慢性病管理解決方案供應商，聯交所：9955）的首席財務官。此前，徐女士於2014年3月至2020年9月擔任同道獵聘集團（一家於聯交所主板上市的公司，從事向個人、企業及獵頭公司提供多種人才招募服務，聯交所：6100）的首席財務官，並於2018年3月至2020年9月擔任執行董事。此前，徐女士曾於2005年1月至2014年3月在通用電氣公司（一家在紐交所上市的高科技工業公司，紐交所：GE）擔任多個職位，包括擔任GE Power Generation Services China的首席財務官。

Ms. Xu received a bachelor's degree in international business from Nanjing University in China in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in the United Kingdom in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States since June 2012.

Mr. ZHU Yonghua (朱擁華), aged 43, has served as our independent director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Mr. Zhu has been the founding partner of Long-Z (formerly Meituan DragonBall Capital), a venture capital fund, since January 2017 in charge of the overall investment of Long-Z. Mr. Zhu served as an executive director of the department of investment in modern agriculture and food at Legend Holdings Corporation (HKEX: 3396), a leading industrial investment and operations company in China listed on the Main Board of the HKEX, from November 2014 to December 2016. Mr. Zhu worked at Tiantu Capital, an investment management company, from July 2007 to October 2014 including as a partner from December 2013 to October 2014.

Mr. Zhu received a master's degree in finance from Newcastle University in the United Kingdom in December 2005.

Mr. WANG Yongping (王永平), aged 55, has served as our independent director since November 2021 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the SZSE, since December 2019, and an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606), a China-based investment holding company that mainly provides integrated property management services listed on the Main Board of the HKEX, since June 2021, and an independent director of Winner Technology Co., Ltd. (SZSE: 300609) ("**Winner Technology**"), a China-based company principally engaged in offline consumer behavior data analysis, and listed on the SZSE, since May 2023. From April 2017 to May 2020, he served as an independent director of Winner Technology.

徐女士於2003年6月獲得中國南京大學國際商務學士學位，並於2004年11月獲得英國倫敦政治經濟學院地方經濟發展理學碩士學位。徐女士自2012年6月起成為美國華盛頓州會計委員會的註冊會計師。

朱擁華先生，43歲，自2020年10月起擔任獨立董事，並自上市日期起獲調任為獨立非執行董事。

朱先生自2017年1月起成為風險投資基金Long-Z(前稱美团龍珠資本)的創始合夥人，負責Long-Z的整體投資。朱先生於2014年11月至2016年12月擔任聯想控股股份有限公司(一家於聯交所主板上市的中國領先產業投資及運營公司，聯交所：3396)現代農業及食品投資部執行董事。朱先生於2007年7月至2014年10月任職於投資管理公司天圖投資，其中於2013年12月至2014年10月擔任合夥人。

朱先生於2005年12月獲得英國紐卡斯爾大學金融碩士學位。

王永平先生，55歲，自2021年11月起擔任我們的獨立董事，並自上市日期起獲調任為獨立非執行董事。

王先生自2016年8月起擔任全聯房地產商會商業地產工作委員會會長，且自2018年4月起擔任中國商業經濟學會副會長。自2019年12月起，王先生亦擔任居然之家新零售集團股份有限公司(一家在深交所上市、從事家居建材行業的投資、開發、商品代理、市場銷售及服務的中國公司，深交所：0785)的獨立董事，並自2021年6月起擔任中駿商管智慧服務控股有限公司(一家於聯交所主板上市的中國投資控股公司，主要提供綜合物業管理服務，聯交所：0606)的獨立非執行董事。自2023年5月起，王先生擔任匯納科技股份有限公司(「**匯納科技**」)(一家在深交所上市、主要從事線下用戶行為數據分析的中國公司，深交所：300609)的獨立董事。自2017年4月至2020年5月，他曾擔任匯納科技的獨立董事。

Directors and Senior Management
董事及高級管理層

Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd. ("**Shanghai Youyouto**"), a limited liability company established in the PRC principally engaged in the operation of children's indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Shanghai Youyouto was declared bankrupt on December 22, 2020 and is currently in the process of liquidation. Mr. Wang confirmed that he was not involved in the management and operation of the business of Shanghai Youyouto. During his directorship with Shanghai Youyouto, Mr. Wang attended the meetings of Shanghai Youyouto as its independent director whenever notified and had reviewed meeting proposals and resolutions provided to him in relation to the composition of the board of directors, appointment of new directors and amendment of Shanghai Youyouto's articles of association. Mr. Wang confirmed that he had not breached his fiduciary duties and duties of due diligence during his directorship with Shanghai Youyouto. Mr. Wang further confirmed that to the best of his knowledge and belief, as of the Latest Practicable Date, no claims had been made against him and he was not aware of any threatened or potential claims made against him and there are no outstanding claims and/or liabilities as a result of the liquidation of Shanghai Youyouto.

Before joining our Group, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as a director at Beijing Sperry Real Estate Brokerage Co., Ltd. from March 2014 to February 2020. He also served as an executive general manager mainly responsible for its daily management at Zhongshang Lianmeng (Beijing) Real Estate Consulting Co., Ltd. from April 2011 to December 2020. Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. He served as a director at Zhongshang Lianmeng (Beijing) Commercial Investment Co., Ltd. from September 2011 to July 2017. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002.

Mr. Wang received his bachelor's degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.

自2016年3月至2019年3月，王先生擔任上海悠游堂投資發展股份有限公司（「**上海悠游堂**」）（一家在中國成立的有限公司，主要從事兒童室內遊樂園的運營）的獨立董事，主要負責為該公司的運營和管理提供獨立意見。上海悠游堂於2020年12月22日宣告破產，目前正在清盤過程中。王先生確認其並未涉及上海悠游堂的業務管理及運營。在擔任上海悠游堂董事期間，王先生作為獨立董事按通知出席上海悠游堂的會議，並已審閱所收到的有關董事會組成、委任新董事及修訂上海悠游堂組織章程細則的會議議案及決議。王先生確認在其擔任上海悠游堂董事期間，並未違反其受信責任及盡職調查職責。王先生進一步確認，據其所深知及確信，截至最後實際可行日期，概無對其提出的申索，亦未知悉任何對其提出的威脅或潛在申索，且無因上海悠游堂清盤而引致的待決申索及／或法律責任。

在加入本集團之前，王先生曾在多個全國性商業地產機構擔任高級管理職位。自2014年3月至2020年2月，王先生擔任北京斯佩里房地產經紀有限公司董事。自2011年4月至2020年12月，其亦擔任中商聯盟（北京）房地產諮詢有限公司的執行總經理，主要負責該公司日常管理。自2003年11月至2010年7月，王先生於中國城市商業網點建設管理聯合會先後擔任執行副秘書長、副會長兼秘書長。自2011年9月至2017年7月，其擔任中商聯盟（北京）商業投資有限公司的董事。自2002年5月至2018年9月，王先生還擔任《商業經濟研究》雜誌社的執行總編輯兼總編輯；自1990年9月至2002年4月，王先生先後擔任《中國商報》的記者和主任記者，主要負責商業新聞採編工作。

王先生於1990年7月在中國獲得杭州商學院（現為浙江工商大學）的經濟學學士學位。

SENIOR MANAGEMENT

Our senior management team comprises Mr. YE Guofu, an executive Director, Ms. DOU Na, Ms. YANG Yunyun and Mr. ZHANG Jingjing.

Mr. YE Guofu (葉國富) See "Executive Director" for the biography of Mr. YE Guofu.

Ms. DOU Na (竇娜), aged 39, has served as an executive vice president of our Company since February 2020. Ms. Dou is responsible for product design and development of our Group.

Ms. Dou served as an executive vice president of MINISO Corporation from September 2009 to August 2018 in charge of product design and development. After MINISO Guangzhou was established, Ms. Dou has served as an executive vice president of MINISO Guangzhou in charge of product development since August 2018 and served as a director of MINISO Guangzhou from December 2018 to March 2020.

Ms. Dou received her specialist degree in clinical medicine from Wuhan University in China in July 2004 and her bachelor's degree in product design from Jiangnan University in China in July 2021.

高級管理層

我們的高級管理團隊包括執行董事葉國富先生、竇娜女士、楊雲雲女士及張靖京先生。

有關**葉國富先生**的履歷，請參閱「執行董事」。

竇娜女士，39歲，自2020年2月擔任本公司的執行副總裁。竇女士負責本集團的產品設計及開發。

竇女士於2009年9月至2018年8月擔任名創優品股份有限公司的執行副總裁，負責產品設計和開發。名創廣州成立後，竇女士自2018年8月擔任名創廣州執行副總裁，負責產品開發，並於2018年12月至2020年3月擔任名創廣州董事。

竇女士於2004年7月獲得中國武漢大學臨床醫學專業學位，並於2021年7月獲得中國江南大學產品設計學士學位。

Directors and Senior Management
董事及高級管理層

Ms. YANG Yunyun (楊雲雲), aged 47, has served as a vice president of our Company since February 2020. Ms. Yang is responsible for the risk management and internal controls of our operations.

Ms. Yang has been serving as a director of MINISO Corporation since August 2009 and served as an executive vice president of the risk management center of MINISO Corporation from September 2009 to August 2018. After MINISO Guangzhou was established, Ms. Yang has served as an executive vice president of MINISO Guangzhou in charge of risk management since August 2018 and served as a director of MINISO Guangzhou from December 2018 to March 2020.

Ms. Yang completed a specialist online course on mental health education at Beijing Normal University in July 2020.

Mr. ZHANG Jingjing (張靖京), aged 37, has served as the chief financial officer and vice president of our Company since January 2023.

Prior to his promotion as the chief financial officer, Mr. Zhang served as the vice president of capital markets of our Company from September 2022, in charge of our Company's capital markets matters, including investor relations, strategic investment and acquisitions, as well as corporate strategy and treasury. Mr. Zhang joined us in January 2021 as the director of capital markets.

Mr. Zhang has 13 years of experience in capital markets. He started his career in auditing at PricewaterhouseCoopers, after which he served in various roles mainly in capital markets in the U.S., Hong Kong and China A share markets, including Qutoutiao Inc. (NASDAQ: QTT) and Weibo Corp. (NASDAQ: WB).

Mr. Zhang received his dual bachelor degrees in World History and Business Administration from Nankai University in June 2011 and is currently an FMBA candidate of the executive program at China Europe International Business School. Mr. Zhang is a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants.

楊雲雲女士，47歲，自2020年2月擔任本公司副總裁。楊女士負責本集團營運的風險管理及內控工作。

楊女士自2009年8月起一直擔任名創優品股份有限公司的董事，並於2009年9月至2018年8月擔任名創優品股份有限公司風險管理中心的執行副總裁。名創廣州成立後，楊女士自2018年8月擔任名創廣州的執行副總裁，負責風險管理，並於2018年12月至2020年3月擔任名創廣州的董事。

楊女士於2020年7月完成北京師範大學心理健康教育專業在線課程。

張靖京先生，37歲，自2023年1月起擔任本公司的首席財務官兼副總裁。

在晉升為首席財務官之前，張先生自2022年9月起擔任本公司資本市場副總裁，負責本公司的資本市場事務，包括投資者關係、戰略投資和收購、企業戰略和資金管理。張先生於2021年1月加入我們，擔任資本市場總監。

張先生在資本市場擁有13年的經驗。他的職業生涯始於普華永道會計事務所從事審計工作。之後主要於美國、香港及中國A股市場的資本市場擔任過各種職務，其中包括趣頭條公司（NASDAQ：QTT）和微博股份有限公司（NASDAQ：WB）。

張先生於2011年6月畢業於南開大學，獲世界史和工商管理雙學位，目前就讀於中歐國際工商學院金融MBA課程。張先生是一名特許金融分析師和中國註冊會計師協會的非執業會員。

JOINT COMPANY SECRETARIES

Our joint company secretaries are Mr. ZHANG Jingjing and Ms. WONG Hoi Ting.

Mr. ZHANG Jingjing (張靖京) See "Senior Management" for the biography of Mr. ZHANG Jingjing.

Ms. WONG Hoi Ting (黃凱婷) has been appointed as a joint company secretary with effect from the Listing Date. Ms. Wong is an assistant manager of the listing services department of TMF Hong Kong Limited, responsible for providing corporate secretarial and compliance services to listed companies. She has over ten years of experience in the corporate secretarial field. Ms. Wong is an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. Ms. Wong holds a bachelor of social sciences from Lingnan University in Hong Kong in October 2009 and a master of science in professional accounting and corporate governance from City University of Hong Kong in Hong Kong in July 2014.

CHANGES TO DIRECTORS' INFORMATION

Save as disclosed in this annual report, there were no changes in information of Directors of the Company that are required to be disclosed pursuant to Rule 13.51(B)(1) of the Listing Rules since the last published annual report.

CONFIRMATION OF INDEPENDENCE

We have received from each independent non-executive Director an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules, and our Board considers each of them independent.

聯席公司秘書

張靖京先生及黃凱婷女士為我們的聯席公司秘書。

有關**張靖京先生**的履歷,請參閱「高級管理層」。

黃凱婷女士自上市日期起獲委任為聯席公司秘書。黃女士是達盟香港有限公司上市服務部的副經理,負責為上市公司提供公司秘書及合規服務。其於公司秘書領域擁有逾十年經驗。黃女士是香港公司治理公會和英國特許公司治理公會的會員。黃女士於2009年10月獲得香港嶺南大學社會科學學士學位,並於2014年7月獲得香港城市大學專業會計與企業治理理學碩士學位。

董事資料變動

除本年報披露者外,自上一份年報發佈以來概無須根據《上市規則》第13.51(B)(1)條披露的本公司董事的資料變動。

獨立性確認

我們已接獲各獨立非執行董事根據《上市規則》第3.13條提交的關於其獨立性的年度確認書,且董事會認為彼等各自獨立。

Corporate Governance Report
企業管治報告

The Board is pleased to present the corporate governance report of the Company for the Reporting Period.

董事會欣然呈列本公司於報告期的企業管治報告。

CORPORATE GOVERNANCE

The Group is committed to upholding and implementing the highest standards of corporate governance to safeguard the interests of the Shareholders and enhance its value and accountability.

Since the Listing in July 2022, the code provisions as set out in the Corporate Governance Code have become applicable to the Company. Save as disclosed in this annual report, the Company has complied with all the applicable code provisions as set out under Part 2 of the Corporate Governance Code during the Reporting Period. The Group will continue to review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code.

企業管治

本集團致力於維持及實施最高標準的企業管治，以保障股東權益及提升其價值及責任。

於2022年7月上市後，本公司已採納《企業管治守則》的守則條文。除本年報所披露者外，於報告期，本公司已遵守《企業管治守則》第二部分所載的所有適用守則條文。本集團將繼續檢討及監察其企業管治常規，以確保符合《企業管治守則》。

BOARD OF DIRECTORS

Responsibilities

The Board is responsible for the overall leadership of the Group, oversees the Group's strategic decisions and monitors business and performance. The Board has delegated the authority and responsibility for day-to-day management and operation of the Group to the senior management of the Group. To oversee particular aspects of the Company's affairs, the Board has established three Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee (together, the "**Board Committees**"). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

All Directors shall ensure that they carry out their duties in good faith, in compliance with applicable laws and regulations, and in the interests of the Company and Shareholders at all times.

The Company has arranged appropriate liability insurance for the Directors during the Reporting Period and will review the coverage of the insurance annually.

董事會

責任

董事會負責本集團的整體領導、監督本集團的戰略決策以及監察業務及表現。董事會已授權本集團高級管理層負責本集團的日常管理及營運。為監督本公司特定方面的事務，董事會已成立三個董事委員會，包括審計委員會、薪酬委員會以及提名及企業管治委員會（統稱「**董事委員會**」）。董事會已向董事委員會轉授其各自職權範圍所載的責任。

全體董事須確保彼等本著真誠、遵守適用法律及法規以及於任何時候符合本公司及股東利益的方式履行職責。

本公司於報告期已為董事安排了適當的責任保險，並將每年檢討保險的覆蓋範圍。

BOARD COMPOSITION

As at the date of this annual report, the Board comprised one executive Director and three independent non-executive Directors.

During the Reporting Period and up to the Latest Practicable Date, the composition of the Board comprised of the following Directors:

Executive Director
Mr. YE Guofu *(Chairman and Chief Executive Officer)*

Independent Non-executive Directors
Ms. XU Lili
Mr. ZHU Yonghua
Mr. WANG Yongping

The biographies of the Directors are set out under the section headed "Directors and Senior Management" on pages 46 to 51 in this annual report.

The Board has met the requirements of Rules 3.10(1) and 3.10(2) of the Listing Rules relating to the appointment of at least three independent non-executive directors with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has also complied with Rule 3.10A of the Listing Rules, which relates to the appointment of independent non-executive directors representing at least one-third of the Board.

Each of the independent non-executive Directors has confirmed his/her independence pursuant to Rule 3.13 of the Listing Rules and the Company considers each of them to be independent.

None of the Directors has any personal relationship (including financial, business, family or other material/relevant relationship) with any other Directors or any chief executive.

All Directors, including the independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and expertise to the Board for its efficient and effective functioning. Independent non-executive Directors are invited to serve on the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

董事會組成

於本年報日期，董事會由一名執行董事及三名獨立非執行董事組成。

於報告期內及截至最後實際可行日期，董事會由以下董事組成：

執行董事
葉國富先生*（主席兼首席執行官）*

獨立非執行董事
徐黎黎女士
朱擁華先生
王永平先生

董事履歷載於本年報第46至51頁「董事及高級管理層」一節。

董事會已遵守《上市規則》第3.10(1)及3.10(2)條有關委任至少三名獨立非執行董事的規定，其中至少有一名獨立非執行董事須擁有適當的專業資格或會計或相關財務管理專業知識。

本公司亦已遵守《上市規則》第3.10A條有關委任佔董事會成員人數至少三分之一的獨立非執行董事的規定。

各獨立非執行董事均已根據《上市規則》第3.13條確認其獨立性，本公司認為彼等均為獨立人士。

概無董事與任何其他董事或任何主要行政人員有任何個人關係（包括財務、業務、家族或其他重大／相關關係）。

包括獨立非執行董事在內的全體董事都為董事會帶來了廣泛而寶貴的業務經驗、知識及專長，使董事會能夠高效及有效地運作。獨立非執行董事已獲邀加入審計委員會、薪酬委員會以及提名及企業管治委員會。

Corporate Governance Report
企業管治報告

As regards the code provision under the Corporate Governance Code requiring directors to disclose the number and nature of offices held in public companies or organizations and other significant commitments as well as their identity and the time involved to the issuer, the Directors have agreed to disclose their commitments to the Company in a timely manner.

鑒於《企業管治守則》的守則條文要求董事向發行人披露彼等於公眾公司或組織擔任職位的數目及性質以及其他重大承擔，以及彼等的身份及任職的時間，董事已同意及時向本公司披露彼等的承擔。

INDUCTION AND CONTINUOUS PROFESSIONAL DEVELOPMENT

入職培訓及持續專業發展

All newly appointed Directors will be provided with necessary induction training and information to ensure that they have a proper understanding of the Company's operations and businesses as well as their responsibilities under relevant statues, laws, rules and regulations. The Company also arranges regular seminars to provide all Directors with updates on the latest development and changes in the Listing Rules and other relevant legal and regulatory requirements from time to time. The Directors are also provided with regular updates on the Company's performance, position and prospects to enable the Board as a whole and each Director to discharge their duties.

所有新委任的董事將獲提供必要的入職培訓及資料，以確保彼等對本公司的營運及業務以及彼等於相關法規、法例、規則及規例下的責任有適當程度的了解。本公司亦定期安排研討會，不時向全體董事提供《上市規則》及其他相關法律及監管規定最新發展及變動的最新資料。董事亦定期獲提供有關本公司表現、狀況及前景的最新資料，以便董事會整體及各董事履行其職責。

The Company encourages all Directors to participate in professional development to develop and refresh their knowledge and skills. The joint company secretaries of the Company update and provide the Directors with written training materials in relation to their roles, functions and duties from time to time.

本公司鼓勵所有董事參與專業發展，以發展及更新其知識及技能。本公司聯席公司秘書不時更新及向董事提供有關其角色、職能及職責的書面培訓材料。

Based on the information provided by the Directors, a summary of training received by the Directors during the Reporting Period is set out below:

根據董事提供的資料，董事於報告期接受的培訓概要載列如下：

Name of Director 董事姓名	Nature of trainings attended 所參加培訓的性質
Mr. YE Guofu 葉國富先生	A, B, C and D A、B、C及D
Ms. XU Lili 徐黎黎女士	A, B, C and D A、B、C及D
Mr. ZHU Yonghua 朱擁華先生	A, B, C and D A、B、C及D
Mr. WANG Yongping 王永平先生	A, B, C and D A、B、C及D

Notes:

A: attending seminars and/or conferences and/or forums and/or briefings

B: making speeches at seminars and/or conferences and/or forums

C: participating in training provided by law firms and that relating to the business of the Company

D: reading materials on various topics, including corporate governance matters, directors' duties and responsibilities, Listing Rules and other relevant laws

附註：

A: 出席研討會及／或會議及／或論壇及／或簡報

B: 於研討會及／或會議及／或論壇致辭

C: 參加律師事務所提供有關本公司業務的培訓

D: 閱讀各種主題的材料，包括企業管治事宜、董事職責及責任、《上市規則》及其他相關法律

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

主席及首席執行官

《企業管治守則》的守則條文第C.2.1條建議（但並無規定）董事會主席與首席執行官的角色應有區分且不應由同一人兼任。

本公司偏離該守則條文，因為我們並無單獨的主席與首席執行官，葉先生現兼任本公司這兩個職務。葉先生為我們的創始人，深諳我們的業務營運及管理。董事會認為，主席與首席執行官由同一人士兼任可確保本集團內部的一致領導，並使本集團的整體戰略規劃更為有效及高效。董事會認為現時的安排並不會損害權力及權責的平衡，而此結構將確保本公司迅速及有效地作出及執行決定。董事會將在考慮本集團的整體情況後，適時繼續審議及考慮區分董事會主席與本公司首席執行官的職責。

Corporate Governance Report
企業管治報告

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The executive Director entered into a service agreement with our Company on June 26, 2022. The term of appointment is for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). The term of appointment shall also be automatically renewed for successive periods of three years. Either party may terminate the agreement by giving not less than 30 days' written notice.

Each of the independent non-executive Directors entered into an amended and restated director agreement with our Company on June 26, 2022. The term of appointment is for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). The term of appointment shall also be automatically renewed for successive periods of three years. Either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service agreement with the Company or any of its subsidiaries which is not determinable by the employer within one year without the payment of compensation (other than statutory compensation).

The Articles of Association provide that the Company may by ordinary resolution appoint any person to be a Director or remove any Director (including a managing Director or other executive Director) before the expiration of his or her term of office. In addition, the Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting. An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expired shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

委任及重選董事

執行董事已於2022年6月26日與本公司訂立服務協議。委任期限自上市日期起初步為期三年，或直至上市日期後本公司第三屆股東週年大會（以較早者為準）（惟須按組織章程細則規定退任）。任期屆滿亦將自動續期三年。任何一方均可透過發出不少於30日的書面通知終止協議。

各獨立非執行董事於2022年6月26日與本公司訂立經修訂及重列的董事協議。委任期限自上市日期起初步為期三年，或直至上市日期後本公司第三屆股東週年大會（以較早者為準）（惟須按組織章程細則規定退任）。任期屆滿亦將自動續期三年。任何一方均可透過發出不少於30日（或訂約方可能協定的較短期間）的書面通知終止協議。

擬於本公司應屆股東週年大會上膺選連任的董事概無與本公司或其任何附屬公司訂立或擬訂立不可由僱主於一年內終止而無須支付補償（法定補償除外）的服務協議。

組織章程細則規定，本公司可通過普通決議案委任任何人士出任董事或在任何董事（包括董事總經理或其他執行董事）任期屆滿前將其罷免。此外，董事會可透過出席董事會會議並於會上投票的其餘董事的簡單大多數贊成票委任任何人士為董事，以填補董事會臨時空缺或作為現有董事會新增成員。按上述方式委任的任何董事任期僅至其獲委任後本公司首屆股東週年大會為止，屆時將符合資格於該大會上膺選連任。董事的委任可按本公司與董事訂立的書面協議（如有）中規定的條款進行，即董事須於下屆或其後舉行的股東週年大會或在任何特定事件或任何特定期間後自動退任（除非其已提早離任）；但如無明文規定，則不得暗示該條款。任期屆滿的各董事均合資格於股東大會上膺選連任或由董事會重新委任。

The procedures and process of appointment, re-election and removal of Directors are set out in the Articles of Association. The Nominating and Corporate Governance Committee is responsible for reviewing the Board composition, and for making recommendations to the Board on the appointment, re-appointment of Directors and succession plans for the Directors.

BOARD MEETINGS

The Company adopts the practice of holding Board meetings regularly, at least four times a year, and at approximately quarterly intervals. Notices of not less than 14 days are given for all regular Board meetings to provide all Directors with an opportunity to attend and include matters in the agenda for a regular meeting.

For other Board meetings and Board Committee meetings, reasonable notice is generally given by the Company. The agenda and accompanying meeting papers are provided to the Directors or Board Committee members at least three days before the Board meetings or Board Committee meetings to ensure that the Directors have sufficient time to review the papers and be adequately prepared for the Board meetings or Board Committee meetings. When Directors or Board Committee members are unable to attend a meeting, they will be advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting. Minutes of meetings are kept by the joint company secretaries with copies circulated to all Directors for information and records.

Minutes of the Board meetings and Board Committee meetings are recorded in sufficient detail on the matters considered by the Board and the Board Committees and the decisions reached, including any concerns raised by the Directors. Draft minutes of each Board meeting and Board Committee meeting are sent to the Directors for comments within a reasonable time after the date on which the meeting is held. The minutes of the Board meetings are open for inspection by all Directors.

委任、重選及罷免董事的程序及過程載於組織章程細則。提名及企業管治委員會負責檢討董事會組成，並就董事的委任、重新委任及董事繼任計劃向董事會提出建議。

董事會會議

本公司採納定期舉行董事會會議的慣例，每年至少舉行四次會議，大約每季舉行一次。本公司就所有定期董事會會議發出不少於14日的通知，以向全體董事提供機會出席定期會議並將有關事項納入議程。

就其他董事會會議及董事委員會會議而言，本公司一般會發出合理通知。議程及隨附會議文件於董事會會議或董事委員會會議舉行前至少三天提供予董事或董事委員會成員，以確保董事有充足時間審閱有關文件及充分準備出席董事會會議或董事委員會會議。倘董事或董事委員會成員未能出席會議，則彼等會獲悉將予討論的事宜，並有機會於會議召開前知會主席有關彼等的意見。會議紀錄由聯席公司秘書保存，副本將於全體董事間傳閱，以供參考及紀錄。

董事會會議及董事委員會會議的會議記錄會充足詳盡記錄董事會及董事委員會所考慮的事項及所達致的決定，包括董事提出的任何關注。各董事會會議及董事委員會會議的會議記錄草擬本將於會議舉行當日後的合理時間內寄送至各董事，以供彼等提出意見。董事會會議記錄可供全體董事查閱。

Corporate Governance Report
企業管治報告

During the Reporting Period, three Board meetings and an annual general meeting were held. Details of the Directors' attendance in Board meetings, Board Committee meetings and general meeting are set out below:

於報告期間，舉行了三次董事會會議及一次股東週年大會。董事出席董事會會議、董事委員會會議及股東大會的詳情載列如下：

Name of Director 董事姓名	Number of meeting(s) attended/Number of meeting(s) held 出席會議次數／舉行會議次數				
	Board meetings 董事會會議	Audit Committee meetings 審計委員會會議	Compensation Committee meeting 薪酬委員會會議	Nominating and Corporate Governance Committee meeting 提名及企業管治委員會會議	Annual general meeting 股東週年大會
Mr. YE Guofu 葉國富先生	3/3	N/A	0/0	0/0	1/1
Ms. XU Lili 徐黎黎女士	3/3	3/3	0/0	0/0	1/1
Mr. ZHU Yonghua 朱擁華先生	3/3	3/3	0/0	0/0	1/1
Mr. WANG Yongping 王永平先生	3/3	3/3	0/0	0/0	1/1

Apart from regular Board meetings, the Chairman of the Board also holds meetings with the independent non-executive Directors without the presence of other Directors each year.

除定期董事會會議外，董事會主席亦每年在並無其他董事出席的情況下與獨立非執行董事舉行會議。

Note:

(1) Due to the change of financial year end date of the Company, the Compensation Committee and Nominating and Corporate Governance Committee did not convene any meeting during the Reporting Period. Going forward, regular Board Committee meetings will continue to be held at least once a year.

附註：

(1) 由於更改本公司的財政年度結算日，薪酬委員會、提名及企業管治委員會未於報告期召開任何會議。今後，各董事委員會將繼續每年至少召開一次會議。

MODEL CODE FOR SECURITIES TRANSACTIONS

證券交易的標準守則

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

本公司已採納管理層證券交易政策（「**守則**」）（其條款不遜於標準守則）作為其自身證券交易的守則，以規管董事及相關僱員進行的所有本公司證券交易及守則載列的其他事宜。

Specific enquiry has been made to all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the Reporting Period.

經向全體董事作出具體查詢後，各董事確認彼於報告期一直遵守守則。

RESPONSIBILITIES AND DELEGATION BY THE BOARD

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning.

The day-to-day management, administration and operation of the Group are delegated to the senior management. The Board regularly reviews the functions and responsibilities delegated. The senior management needs to obtain approval from the Board prior to entering into any significant transactions.

The Board reserves the right to make decisions on all substantial affairs of the Company, including: to approve and oversee all policy and matters, overall strategy and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other major financial and operational issues.

The Company has adopted a policy to ensure independent views and inputs are available to the Board. The Directors may, at the Company's expense, seek independent professional advice, views and input as considered necessary to fulfill their responsibilities and in exercising independent judgement when making decisions in performing their duties according to such policy. The Board will review the implementation and effectiveness of such mechanism on an annual basis. The Board has reviewed the implementation and effectiveness of the Board independence mechanism for the Reporting Period and considered it to be effective.

The Directors are also encouraged to independently consult with the senior management of the Company.

董事會職責及授權

董事會為本公司的主要決策機構,負責監督本集團的業務、戰略決策及表現,並透過指導及監督本公司事務,共同負責促進本公司的成功。董事會客觀作出符合本公司利益的決策。全體董事(包括獨立非執行董事)為董事會帶來廣泛而寶貴的業務經驗、知識及專業精神,使其高效及有效地運作。

本集團的日常管理、行政及營運乃授權予高級管理層負責。董事會定期檢討所委派的職能及職責。高級管理層於訂立任何重大交易前須取得董事會批准。

董事會保留就本公司所有重大事宜作出決策的權利,包括:批准及監督所有政策及事宜、整體戰略及預算、內部監控及風險管理系統、重大交易(尤其是可能涉及利益衝突的交易)、財務資料、董事的委任及其他主要財務及營運事宜。

本公司已採納一項政策,以確保董事會能獲得獨立觀點及意見。董事可尋求其認為必要的獨立專業建議、觀點及意見以履行其職責,及於根據有關政策作出履行職責的決定時行使獨立判斷,費用由本公司承擔。董事會將每年檢討有關機制的實施及成效。董事會已檢討報告期間董事會獨立機制的實施及成效,並認為其行之有效。

本公司亦鼓勵董事獨立諮詢本公司高級管理層。

Corporate Governance Report
企業管治報告

CORPORATE GOVERNANCE FUNCTION

The Board confirmed that corporate governance is a collective responsibility of the Directors and their corporate governance functions include:

(a) to review and monitor the Company's policies and practices in complying with legal and regulatory requirements;

(b) to review and monitor the training and continuous professional development of the Directors and senior management of the Company;

(c) to develop, review and monitor the code of conduct and compliance manual applicable to employees and the Directors;

(d) to develop and review the Company's policies and practices on corporate governance, and to make recommendations and report related issues to the Board;

(e) to review the Company's compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report; and

(f) to review and monitor the Company's compliance with the Company's reporting policies.

BOARD COMMITTEES

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

企業管治職能

董事會確認，企業管治為董事的共同責任，彼等的企業管治職能包括：

(a) 檢討及監察本公司在遵守法律及監管規定方面的政策及常規；

(b) 檢討及監察董事及本公司高級管理層的培訓及持續專業發展；

(c) 制定、檢討及監察僱員及董事適用的操守準則及合規手冊；

(d) 制定及檢討本公司的企業管治政策及常規，並向董事會提出建議及匯報相關事宜；

(e) 檢討本公司遵守《企業管治守則》的情況及在企業管治報告內的披露；及

(f) 檢討及監察本公司遵守公司報告政策的情況。

董事委員會

審計委員會

本公司已遵照《上市規則》第3.21條及《企業管治守則》成立審計委員會。

審計委員會由三位獨立非執行董事組成，即徐黎黎女士、朱擁華先生及王永平先生。徐黎黎女士擔任審計委員會主席，其具備《上市規則》第3.10(2)條所規定的適當資格。

The primary duties of the Audit Committee are:

(a) to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b) to review the adequacy and effectiveness of our internal control over financial reporting; and

(c) to review all related party transactions for potential conflict of interest situations and approve all such transactions.

The written terms of reference of the Audit Committee are available on the websites of the HKEX and the Company.

The Audit Committee convened three meetings and approved resolutions during the Reporting Period to:

• review the annual results of the Company and its subsidiaries for the year ended June 30, 2023, and the audit report prepared by the external auditor;

• review the quarterly results of the Company and its subsidiaries for the three months ended June 30, 2023 and September 30, 2023;

• review the financial reporting systems, internal control, risk management systems and procedures, and the re-appointment of external auditor; and

• discuss matters with respect to the accounting policies and practices adopted by the Company with senior management of the Company.

審計委員會的主要職責為：

(a) 監督我們財務報表的完整性以及我們是否遵守與我們的財務報表和會計事項有關的法律和監管要求；

(b) 檢討我們內部控制對財務報告的適當性及有效性；及

(c) 檢討所有關聯方交易是否存在潛在利益衝突情況和批准所有此類交易。

審計委員會的書面職權範圍可於聯交所及本公司網站查閱。

審計委員會於報告期間召開三次會議並通過以下決議案：

• 審閱本公司及附屬公司截至2023年6月30日止年度的年度業績，以及由外聘核數師編製的審計報告；

• 審閱本公司及附屬公司截至2023年6月30日及2023年9月30日止三個月的季度業績；

• 審閱財務申報系統、內部控制、風險管理系統及程序以及續聘外聘核數師；及

• 與本公司高級管理層討論有關本公司採用的會計政策及常規事宜。

Corporate Governance Report
企業管治報告

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a) to review and make recommendations to the Board with respect to Directors' compensation;

(b) to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c) to review and approve the compensation of our other executive officers and senior management.

The written terms of reference of the Compensation Committee are available on the websites of HKEX and the Company.

The Compensation Committee approved the following resolutions during the Reporting Period to:

• review the remuneration policy and package for the Directors and senior management of the Company and make recommendation to the Board;

• assess the performance of executive Directors and senior management of the Company; and

• review and approve matters relating to the share incentive plan adopted by the Company, including the grant of RSUs.

薪酬委員會

本公司已遵照《上市規則》第3.25條及《企業管治守則》成立薪酬委員會。

薪酬委員會由三位獨立非執行董事（即徐黎黎女士、朱擁華先生及王永平先生）以及一位執行董事（即葉先生）組成。朱擁華先生擔任薪酬委員會主席。

薪酬委員會的主要職責為：

(a) 檢討董事薪酬並就董事薪酬向董事會作出建議；

(b) 評估首席執行官及首席財務官的表現並檢討彼等的薪酬條款及向董事會作出建議；及

(c) 檢討和批准其他行政人員和高級管理層的薪酬。

薪酬委員會的書面職權範圍可於聯交所及本公司網站查閱。

薪酬委員會於報告期間通過以下決議案：

• 審閱本公司薪酬政策及董事及高級管理層的待遇並向董事會提供意見；

• 評估執行董事及本公司高級管理層的表現；及

• 審閱及批准本公司已採納有關股份激勵計劃的事宜，包括授出受限制股份單位。

The Compensation Committee also reviewed and approved the following material matters related to the 2020 Share Incentive Plan:

- On October 20, 2023, the Company granted an aggregate of 22,472 RSUs pursuant to the 2020 Share Incentive Plan (the "**RSU Grant**") to Mr. Zhu Yonghua. The vesting period was less than 12 months as the RSU Grant was part of the compensation stipulated in the director agreement of Mr. Zhu entered with the Company. The Compensation Committee considered that (i) there were no restrictions prohibiting a vesting period of less than 12 months under the 2020 Share Incentive Plan; and (ii) such arrangement was in line with the remuneration arrangement as set out in the director agreement entered into with Mr. Zhu before the date of grant. The vesting of the RSUs was not subject to any performance targets. The Compensation Committee further considered that (i) the RSUs formed part of the remuneration package of Mr. Zhu; (ii) such arrangement was in line with the recommended best practice E.1.9 of Part 2 of the Corporate Governance Code; and (iii) the RSUs were subject to clawback mechanisms. The RSU Grant aligned with the purpose of the 2020 Share Incentive Plan to attract and retain qualified personnel, provide incentives to employees, consultants and directors of our Group, and promote the success of our business to our Shareholders. In view of the above, the Compensation Committee considered it was appropriate to approve the RSU Grant.

薪酬委員會亦審閱並批准下列有關2020年股份激勵計劃的重要事項：

- 於2023年10月20日，本公司根據2020年股份激勵計劃向朱擁華先生授出合共22,472份受限制股份單位（「**受限制股份單位授出**」）。由於受限制股份單位授出屬於朱先生與本公司訂立的董事協議中規定薪酬的一部分，故歸屬期少於12個月。薪酬委員會認為(i)根據2020年股份激勵計劃並無任何規定歸屬期不得少於12個月的限制；及(ii)該安排與授出日期前與朱先生訂立的董事協議中的薪酬安排一致。受限制股份單位的歸屬毋須受限於任何績效指標。薪酬委員會進一步認為(i)受限制股份單位構成朱先生薪酬待遇的一部分；(ii)該安排符合《企業管治守則》第二部分最佳常規第E.1.9條；及(iii)受限制股份單位受限於利益追回機制。受限制股份單位授出符合2020年股份激勵計劃下吸引、挽留合資格人員、激勵本集團僱員、顧問及董事的目的，並將業務上取得的成功分享給股東。鑒於上述原因，薪酬委員會認為受限制股份單位授出屬合理。

Corporate Governance Report
企業管治報告

Remuneration of Senior Management

For the Reporting Period, the remuneration by band of members of the senior management of the Company (whose biographies are set out on pages 49 to 50 of this annual report) is set out below:

高級管理層薪酬

於報告期間，本公司高級管理層成員（其履歷載於本年報第49至50頁）的薪酬範圍載列如下：

Remuneration band 薪酬範圍	Number of senior management 高級管理層人數
Nil to HK$2,000,000 零至2,000,000港元	2
HK$2,000,000 to HK$4,000,000 2,000,000港元至4,000,000港元	2

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with Rule 3.27A of the Listing Rules and the Corporate Governance Code.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a)　in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board Committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b)　in respect of its corporate governance functions, to ensure that our Company develops, reviews and assesses periodically, and at least annually, the adequacy of the Company's policies and practices on corporate governance and to ensure our Company's compliance with the requirements of the NYSE and the HKEX and make recommendation to the Board.

The written terms of reference of the Nominating and Corporate Governance Committee are available on the websites of HKEX and the Company.

提名及企業管治委員會

本公司已遵照《上市規則》第3.27A條及《企業管治守則》成立提名及企業管治委員會。

提名及企業管治委員會由三位獨立非執行董事（即徐黎黎女士、朱擁華先生及王永平先生）以及一位執行董事（即葉先生）組成。王永平先生擔任提名及企業管治委員會主席。

提名及企業管治委員會的主要職責為：

(a)　就其提名職能而言，制定和向董事會建議董事會和董事委員會成員資格的標準，向董事會建議提名為董事和各董事委員會成員的人選，及制定並向董事會推薦一套企業管治指引；及

(b)　就其企業管治職能而言，確保本公司定期及至少每年制定、檢討及評估本公司的企業管治政策及常規是否足夠，並確保本公司遵守紐交所及聯交所的規定，並向董事會提出建議。

提名及企業管治委員會的書面職權範圍可於聯交所及本公司網站查閱。

The Nominating and Corporate Governance Committee passed the following resolutions during the Reporting Period to:

- review the structure, size and composition of the Board;

- assess the independence of independent non-executive Directors;

- review the board diversity policy of the Company;

- consider the re-appointment of the retired Directors and discuss matters relating to procedure of nomination of Director candidate by Directors' evaluation and succession plan;

- review and implement the Company's policy and practices on corporate governance; and

- review and monitor the Company's compliance with the Corporate Governance Code and the relevant disclosure in the Corporate Governance Report.

Nomination Policy
In identifying and selecting suitable candidates for directorships, the Nominating and Corporate Governance Committee would consider the candidate's relevant criteria that are necessary to complement the corporate strategy and achieve diversity of the Board, where appropriate, before making recommendation to the Board.

Board Diversity Policy
The Board has adopted a board diversity policy (the "**Board Diversity Policy**") which sets out the approach to achieve diversity of the Board. The Board reviews the implementation and effectiveness of the Board Diversity Policy on an annual basis. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. In particular, the Company currently has one female Director, alongside three male Directors and will continue to work towards enhancing the gender diversity of the Board. Pursuant to the Board Diversity Policy, in reviewing and assessing suitable candidates to serve as a Director, the Nominating and Corporate Governance Committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience.

提名及企業管治委員會於報告期間通過以下決議案：

- 審閱董事會之架構、規模及組成；

- 評估獨立非執行董事獨立性；

- 審閱本公司董事會多元化政策；

- 審議退任董事的續聘事宜以及根據董事評估及繼任計劃討論與董事候選人提名程序相關的事宜；

- 檢討及推行本公司的企業管治政策及常規；及

- 審閱及監察本公司遵守《企業管治守則》的情況及企業管治報告中的相關披露。

提名政策
於物色及甄選合適的董事候選人時，提名及企業管治委員會在向董事會作出推薦建議前，會考慮候選人的相關必備標準，以配合企業策略及達致董事會多元化（如適用）。

董事會多元化政策
董事會已採納董事會多元化政策（「**董事會多元化政策**」），當中載列達致董事會多元化的方法。董事會每年檢討董事會多元化政策的執行及成效。本公司認可並相信董事會多元化裨益良多，且認為董事會層面不斷增強的多元化（包括性別多元化）是維持本公司競爭優勢並增強其從最廣泛可用人才庫吸引、挽留及激勵僱員的能力的基本要素。尤其是，目前本公司有一位女性董事以及三位男性董事並將繼續提高董事會性別多元化。根據董事會多元化政策，提名及企業管治委員會在審查和評估合適的候選人以擔任董事時，將考慮多個方面，包括但不限於性別、年齡、文化和教育背景、專業資格、技能、知識、行業及區域經驗。

Corporate Governance Report
企業管治報告

Pursuant to the Board Diversity Policy, the Nominating and Corporate Governance Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

根據董事會多元化政策，提名及企業管治委員會將定期討論並在必要時就達致董事會多元化（包括性別多元化）的可衡量目標達成共識，並推薦給董事會採納。

As of the date of this annual report, the Company had a total of four Directors, including one female Director. In terms of gender diversity of the Board, the Company targets to maintain at least the current level of female representation in its Board and will continue to seek opportunities to increase the proportion of female members of the Board over time as and when suitable candidates are identified. There is a diverse mix of educational background and professional experience among the Board members. The Nominating and Corporate Governance Committee has reviewed the Board Diversity Policy and considers that appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

於本年報日期，本公司共有四名董事，其中包括一名女性董事。在董事會性別多元化方面，本公司的目標是至少保持目前董事會中的女性比例，並將繼續伺機在找到合適人選後逐步提高董事會中女性成員的比例。董事會成員擁有多元化的教育背景及專業經驗。提名及企業管治委員會已審閱董事會多元化政策，並認為董事會成員在技能、經驗及觀點方面已達到適當平衡。

The Company values gender diversity and will continue to take steps to promote gender diversity at all levels, in particular the Board and senior management levels. In addition, the Company is committed to providing career development for its staff with an aim to promote them to senior management. The Company will also take into account gender diversity in staff recruitment at mid to senior levels so as to develop a pipeline of potential successors to the Board.

本公司重視性別多元化，並將繼續採取措施促進各層面（尤其是董事會及高級管理層）的性別多元化。此外，本公司致力為員工提供職業發展，旨在晉升彼等為高級管理層。本公司亦將在招聘中高層員工時考慮性別多元化，以發展董事會的潛在繼任者。

The gender ratios in the Company's workforce as at December 31, 2023 are as follows:

於2023年12月31日，本公司員工性別比例如下：

	Female 女性		Male 男性	
	Number 人數	As % of total 佔總數的百分比	Number 人數	As % of total 佔總數的百分比
Director 董事	1	25.0%	3	75.0%
Overall employees[1] 全體員工[1]	1,468	61.8%	907	38.2%
– Senior management[2] －高級管理層[2]	2	50.0%	2	50.0%

The Company considers the current gender ratio in the workforce to be appropriate and will continue to ensure that recruitment and selection practices at all levels are appropriately structured so that a diverse range of candidates are considered and gender diversity across the workforce is maintained.

本公司認為目前員工中的性別比例是適當的，並將繼續確保各級招聘和遴選工作的合理性，以便考慮不同的候選人以保持員工隊伍的性別多元化。

Notes:

(1) Due to the protection of employee privacy (including gender) in some overseas countries and regions, the number disclosed here only includes the employees and senior management in mainland China.

(2) Details of the senior management are set out in the section headed "SENIOR MANAGEMENT" on pages 49 to 50 of this annual report.

附註：

(1) 由於部分海外國家和地區對僱員隱私（包括性別）的保護，此處披露的數字僅包括中國內地的僱員及高級管理層。

(2) 有關高級管理層的詳情載於本年報第49至50頁「高級管理層」一節。

DIRECTORS' RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the Reporting Period to truly and fairly reflect the situation of the Group and the results and cash flows of the Group.

The senior management of the Company provides such explanation and information to the Board so as to enable the Board to make an informed assessment of the financial statements of the Company, which are put to the Board for approval.

The Directors are not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Group's ability to continue as a going concern.

AUDITOR'S SCOPE OF WORK

The statement by the auditor regarding its reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor's Report on pages 88 to 95 of this annual report.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for evaluating and determining the nature and extent of the risks (including the environmental, social and governance risks) it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assesses and takes measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Board on a regular basis.

董事就財務報表須承擔的責任

董事確認彼等有責任編製本公司報告期的財務報表，以真實及公平地反映本集團的狀況以及本集團的業績及現金流量。

本公司高級管理層向董事會提供有關解釋及資料，以便董事會對提呈董事會批准的本公司財務報表作出知情評估。

董事並不知悉有任何重大不明朗事件或情況可能會對本集團持續經營的能力產生重大疑問。

核數師的工作範圍

核數師就其對本公司綜合財務報表的申報責任作出的聲明載於本年報第88至95頁的獨立核數師報告。

風險管理及內部控制

董事會知悉其負責風險管理及內部控制系統，並檢討有關系統的效能。有關系統旨在管理而非消除無法達成業務目標的風險，並僅可就重大錯誤陳述或虧損提供合理而非絕對的保證。

董事會負責評估及釐定為達成本公司策略目標而願意承擔的風險的性質及程度（包括環境、社會和管治風險），並確保本公司制定及維持合適及有效的風險管理及內部控制系統。董事會直接亦透過審計委員會及高級管理層監督風險管理職能。

高級管理層負責董事會釐定的風險管理及內部控制計劃及政策的整體實施，並管理全部本公司業務營運相關的風險。高級管理層識別、評估本公司正面對的任何重大風險，並就此採取措施，以及定期審閱風險評估報告，並定期向董事會報告。

Corporate Governance Report
企業管治報告

The Board did not identify any significant unresolved areas of concern during the Reporting Period.

董事會並無識別到任何於報告期值得關注的重大未解決領域。

The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

審計委員會透過內部審計部門協助董事會領導管理、監督及監察風險管理和內部控制系統,並於適當時候向董事會報告及提供建議。

With effect from the Listing, the senior management has confirmed and will confirm to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for each financial year.

自上市起,高級管理層已經確認並將於各財政年度向董事會及審計委員會確認風險管理及內部控制系統的有效性。

The Board, as supported by the Audit Committee as well as the management report and the internal audit findings by the internal audit department, will review the effectiveness of the Company's and its subsidiaries' risk management and internal control systems, including the financial, operational and compliance controls, for each financial year, and will consider whether such systems are effective and adequate.

董事會將於各財政年度在審計委員會及內部審計部門的管理報告及內部審計結果的支持下,檢討本公司及其附屬公司的風險管理及內部控制系統的效能,包括財務、營運及合規監控,並將考慮有關系統是否有效及足夠。

The periodic review will also cover the financial reporting and internal audit function and staff qualifications, experiences and relevant resources. The Board, supported by the Audit Committee and senior management, will review the management reports and the internal audit reports. For the Reporting Period, the Board considered the risk management and internal control systems of the Company effective and adequate (including the processes for financial reporting and compliance with the relevant Listing Rules).

定期審核亦將涵蓋財務報告及內部審計職能及員工資歷、經驗及相關資源。董事會將在審計委員會以及高級管理層的支持下審閱管理層報告及內部審計報告。董事會認為本公司於報告期的風險管理及內部控制系統有效且充足(包括財務申報流程及遵守相關《上市規則》)。

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

董事會負責處理及發佈內幕消息。為確保市場及持份者及時及全面知悉本公司業務的重大發展,董事會已就妥善披露內幕消息的程序採納內幕消息披露政策。因此,內幕消息將不會轉交任何外部各方。

ANTI-CORRUPTION AND WHISTLEBLOWING POLICIES

The Company has adopted the Policy of Compliant and Whistleblowing and the Policy of Compliance Accountability in accordance with code provision D2.6 of the Corporate Governance Code, as well as the Code of Business Conduct and Ethics, the Code of Anti-Corruption, the Rule of Integrity Self-Discipline in accordance with code provision D2.7 of the Corporate Governance Code. These policies outline the principles and guidelines that the Company intends to apply to promote and support anti-corruption laws and regulations and establish a whistleblowing policy and system for employees and those who deal with the Company to raise concerns, in confidence and anonymity with the related department of the Company, which will then report to the Audit Committee about any material improprieties related to the Company. These policies are reviewed from time to time to ensure their relevance and appropriateness to the Group's business, corporate strategy and stakeholder expectations.

反腐敗及舉報政策

本公司已採取符合《企業管治守則》守則條文第D2.6條的《投訴舉報制度》及《合規問責制度》以及符合《企業管治守則》守則條文第D2.7條的《商業行為及道德守則》、《反商業賄賂條例》及《廉潔自律從業制度》。該等政策概述了本公司擬採用的原則和指導方針，以促進和支持反腐敗法律法規、建立舉報政策及系統，讓僱員及與本公司有來往者可暗中匿名向本公司相關部門提出關注，而該部門隨後會向審計委員會報告有關本公司的任何重大不當行為。該等政策不時會被審閱，確保其與本集團的業務、企業戰略及利益相關者預期的關聯性及適當性。

AUDITOR'S REMUNERATION

The approximate remuneration of the auditor for their audit and non-audit services provided to the Company for the Reporting Period is as follows:

核數師酬金

核數師於報告期間向本公司提供的審計及非審計服務之概約酬金載列如下：

Services rendered 提供服務	Amount 金額 (RMB'000) （人民幣千元）
Audit fees(1) 審計費用(1)	9,600
Tax fees(2) 稅項費用(2)	465
All other fees(3) 所有其他費用(3)	500
Total 總計	**10,565**

Notes:

(1) "Audit fees" represent the aggregate fees billed for the Reporting Period for professional services rendered by our principal accounting firm for the audit of our financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements.

(2) "Tax fees" represent the aggregate fees billed for the Reporting Period for professional services rendered by our principal accounting firm for tax compliance and tax advice.

(3) "All other fees" represent the aggregate fees for services rendered by our principal accounting firm other than services reported under "Audit fees" and "Tax fees".

附註：

(1) 「審計費用」指主要會計師事務所就報告期間為審計我們的財務報表提供的專業服務或一般由核數師就法定及監管存檔或委聘提供的服務而收取的費用總額。

(2) 「稅項費用」指主要會計師事務所就報告期間在稅務合規及稅務意見方面提供的專業服務而收取的費用總額。

(3) 「所有其他費用」指主要會計師事務提供服務而收取的費用總額，但不包括「審計費用」及「稅項費用」下列報的服務。

Corporate Governance Report
企業管治報告

JOINT COMPANY SECRETARIES

Mr. ZHANG Jingjing ("**Mr. Zhang**"), our chief financial officer and vice president, was appointed as our joint company secretary with effect on the Listing Date. In order to uphold good corporate governance and ensure compliance with the Listing Rules and applicable Hong Kong laws, the Company has also appointed Ms. Wong Hoi Ting ("**Ms. Wong**") of TMF Hong Kong Limited (a company secretarial services provider), to act as another joint company secretary and to provide assistance to Mr. Zhang for performing his duties as a company secretary of the Company. Ms. Wong's primary contact person at the Company is Mr. Zhang.

During the year from January 1, 2023 to December 31, 2023, each of Mr. Zhang and Ms. Wong has undertaken not less than 15 hours of relevant professional training in compliance with Rule 3.29 of the Listing Rules.

DIVIDEND POLICY

The Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and overseas for our cash requirements, including any payment of dividends to our Shareholders. PRC and other regulations may restrict the ability of our subsidiaries to pay dividends to us. In particular, PRC laws require that dividends be paid by PRC companies only out of the profit for the year calculated according to PRC accounting principles. PRC laws also require a PRC company to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Pursuant to the PRC Company Law, each of our PRC subsidiaries may pay dividend from the after-tax profit after (i) it sets aside as general reserves at least 10% of its after-tax profit until the cumulative amount of its reserves reaches 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior years have been offset. Dividend distribution to our Shareholders is recognized as a liability in the period in which the dividends are approved by our Shareholders or the Board, where appropriate.

聯席公司秘書

我們的首席財務官兼副總裁張靖京先生(「**張先生**」)自上市日期起獲委任為我們的聯席公司秘書。為維持良好的企業管治並確保符合《上市規則》及適用香港法例,本公司亦已委任達盟香港有限公司(公司秘書服務提供商)的黃凱婷女士(「**黃女士**」)擔任另一名聯席公司秘書,並協助張先生履行其作為本公司公司秘書的職責。黃女士於本公司的主要聯絡人為張先生。

於2023年1月1日至2023年12月31日止年度,張先生及黃女士各自根據《上市規則》第3.29條參與不少於15小時的相關專業培訓。

股息政策

根據開曼群島法律若干規定,董事會酌情決定是否派發股息。此外,我們的股東可通過普通決議案宣派股息,但股息不得超過董事會建議的數額。無論哪種情況,根據開曼群島法律,所有股息均受若干限制,即本公司僅可自盈利或股份溢價賬中派付股息,惟倘派付股息將導致本公司無法在日常業務過程中償還其到期債務,則在任何情況下都不得派付股息。即使我們決定派付股息,形式、頻率及數額將取決於我們的未來經營及盈利情況、資本需求及盈餘、整體財務狀況、合約限制及董事會可能認為相關的其他因素。

我們是一家於開曼群島註冊成立的控股公司。我們可能依賴中國及海外附屬公司的股息來滿足現金需求,包括向我們的股東作出任何股息派付。中國及其他法規可能限制我們的附屬公司向我們派付股息的能力。特別是,中國法律規定,股息僅可由中國公司自根據中國會計準則計算的當年利潤中派付。中國法律還要求中國企業留出至少10%的稅後利潤(如有)注入其法定公積金,法定公積金不可作為現金股息予以分派。根據中國《公司法》,只有(i)中國附屬公司至少計提稅後利潤的10%作為公司法定公積金,直至其累計法定公積金達到註冊資本的50%;及(ii)有關中國附屬公司先前年度的任何虧損均已被彌補,各中國附屬公司方可自稅後利潤支付股息。向股東作出的股息分派於股息獲股東或董事會(如適用)批准的期間內確認為負債。

If we pay any dividends on our Shares, with respect to holders of the ADSs, our depositary, as the registered holder of Shares, will pay such amounts to the ADS holders to the same extent as holders of our Shares, in proportion to the Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

As the Company attaches great importance to provide reasonable return to investors, the Board has approved and adopted the Dividend Policy on July 27, 2023, which aims to provide foreseeable returns to the Shareholders. The Dividend Policy is effective from July 27, 2023.

Pursuant to the Dividend Policy, subject to compliance with applicable laws and regulations and the Articles of Association, in principle, the Company is targeting an annual dividend no less than 50% of its annual adjusted net profit, a non-IFRS financial measure, which is defined as profit for the period excluding equity settled share-based payment expenses.

The Dividend Policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividends and/ or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company believes that effective communication with Shareholders is essential for enhancing investor relations and investors' understanding of the Group's business, performance and strategies. The Company also recognizes the importance of timely and non-selective disclosure of corporate information which enables Shareholders and investors to make properly informed investment decisions.

The annual general meeting of the Company provides an opportunity for Shareholders to communicate directly with the Directors. The chairman of the Board and the chairmen of the Board Committees will attend the annual general meetings to answer the Shareholders' questions. The auditor of the Company will also attend the annual general meetings to answer questions about the conduct of the audit, the preparation and content of the auditor's report, the accounting policies and auditor independence.

倘我們就股份派付任何股息，就美國存託股持有人而言，我們的受託人（作為股份登記持有人）將在存託協議條款（包括其應付費用及開支）的限制下，按美國存託股持有人持有的美國存託股相關的股份的比例，向該美國存託股持有人支付如為股份持有人理應獲得的有關款項。

由於本公司注重為投資者提供合理回報，董事會已於2023年7月27日批准並採納股息政策，該政策旨在為股東提供可預見回報。股息政策於2023年7月27日起生效。

根據股息政策，在遵守適用法律法規及組織章程細則的前提下，本公司年度股息目標原則上不低於其年度經調整淨利潤（為一項非《國際財務報告準則》財務指標，並定義為不包括以權益結算的股份支付開支的期內利潤）的50%。

股息政策絕不構成本公司就其未來股息作出的具有法律約束力的承諾，及／或並無規定本公司須於任何時間或不時宣派股息。本公司概不保證會在任何指定年度派付任何特定金額的股息。

與股東溝通及投資者關係

本公司相信，與股東有效的溝通對加強投資者關係及投資者對本集團業務、表現及策略的了解至為重要。本公司亦認同及時與非選擇性地披露公司資料以供股東及投資者作出知情投資決策的重要性。

本公司股東週年大會為股東提供與董事直接溝通的機會。董事會主席及董事委員會主席將出席股東週年大會解答股東提問。本公司核數師亦將出席股東週年大會，以解答有關審計操守、核數師報告的編製及內容、會計政策及核數師獨立性的提問。

Corporate Governance Report
企業管治報告

To promote effective communication, the Company adopts a Shareholders' communication policy which aims at establishing a two-way relationship and communication between the Company and Shareholders and maintains a website at https://ir.miniso.com, where up-to-date information on the Company's business operations and developments, financial information, corporate governance practices and other information are available for public access.

During the Reporting Period, the Company has reviewed and considered the implementation of the Shareholders' communication policy to be effective as the information of the Company has been disseminated in a timely and effective manner.

SHAREHOLDERS' RIGHTS

Separate resolutions are proposed at general meetings for substantially separate issues, including the election of Directors. Poll voting has been adopted for decision-making at Shareholders' meetings. Details of poll voting procedures are included in the circular dispatched to Shareholders. The circular also includes relevant details of proposed resolutions and/or biographies of the Directors standing for election. The results of the voting are posted on the websites of the Company and HKEX in a timely manner after each general meeting of the Shareholders.

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS

Shareholders may put forward proposals for consideration at the Company's general meetings according to Articles of Association. Extraordinary general meetings of the Company may be convened on the written requisition of any one or more members holding, as at the date of deposit of the requisition, in aggregate Shares representing not less than one-tenth of the paid up capital of the Company which carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing not less than one-tenth of the paid up capital of the Company which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

As regards proposing a person to stand for election as a Director, relevant procedures are available on the Company's website.

為促進有效的溝通，本公司採納股東通訊政策，旨在建立本公司與股東之間的雙向關係及溝通，並設有網站https://ir.miniso.com，本公司會於網站刊登有關其業務營運及發展的最新資料、財務資料、企業管治常規及其他資料，以供公眾人士查閱。

於報告期間，本公司已檢討並確認股東通訊政策的有效實施，因為本公司的信息已得到及時、有效的傳播。

股東權利

重大獨立事項（包括選舉董事）均於股東大會上提呈獨立決議案。股東大會上的決策均採用投票方式進行。投票表決程序之詳情載於寄發予股東之通函內。通函亦載有建議決議案的相關詳情及／或候選董事的履歷。投票結果將於各股東大會後及時於本公司及聯交所網站刊登。

召開股東特別大會及提呈決議案

股東可根據組織章程細則於本公司股東大會上提呈建議以供考慮。本公司可應任何一名或多名股東的書面請求而召開股東特別大會，該等股東於提出請求當日持有的股份合共不少於本公司繳足股本（附有權利在本公司股東大會上投票）的十分之一。請求必須列明會議的目的及將加入會議議程的決議案，並由請求人簽署及遞交至本公司的註冊辦事處，且可由多份相同格式的文件組成，而每份文件均由一名或多名請求人簽署。倘董事並未於遞交請求日期起計二十一(21)個曆日內正式召開將於額外二十一(21)個曆日內舉行的股東大會，則請求人或代表不少於本公司繳足股本（附有權利於股東大會上投票）十分之一的任何請求人可自行召開股東大會，惟按此方式召開的任何大會不得於上述二十一(21)個曆日屆滿後三個曆月屆滿後舉行。

就建議任何人士參選董事而言，相關程序可於本公司網站查閱。

ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the joint company secretaries:

Address: 8/F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, China
Email: ir@miniso.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholders may be disclosed as required by law.

CHANGE IN CONSTITUTIONAL DOCUMENTS

The Company adopted the Amended and Restated Memorandum and Articles of Association of the Company on July 11, 2022, which took effect from the Listing Date. During the Reporting Period, there was no change in the Amended and Restated Memorandum and Articles of Association of the Company.

向董事會提出查詢

股東可寄發有關向董事會提出任何查詢的書面查詢至本公司。一般而言,本公司不會處理口頭或匿名查詢。

聯絡詳情

股東可在註明收件人為聯席公司秘書的同時將上述查詢或要求發送至:

地址:中國廣東省廣州市海珠區琶洲大道109號銘豐廣場8樓(郵編:510000)
電郵:ir@miniso.com

為免生疑,股東須將正式簽署之書面請求、通知或陳述,或詢問(視情況而定)之正本存放於及發送至上方地址,並提供其全名、聯絡詳情及身份資料,以使上述文件生效。股東資料可按法律規定予以披露。

憲章文件變動

本公司於2022年7月11日採納本公司經修訂及重列組織章程大綱及細則,自上市日期起生效。於報告期間,本公司經修訂及重列組織章程大綱及細則並無變動。

Other Information
其他資料

DISCLOSURE OF INTERESTS

Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or Any of Its Associated Corporations

As at December 31, 2023, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the HKEX pursuant to the Model Code were as follows:

權益披露

董事及最高行政人員於本公司或其任何相聯法團的股份、相關股份及債權證中的權益及淡倉

於2023年12月31日，董事及本公司最高行政人員於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債權證中擁有須(a)根據《證券及期貨條例》第XV部第7及第8分部通知本公司及聯交所的權益及淡倉（包括根據《證券及期貨條例》有關條文其被當作或被視為擁有的權益及淡倉）；或(b)記錄於本公司根據《證券及期貨條例》第352條存置的登記冊的權益及淡倉；或(c)根據標準守則通知本公司及聯交所的權益及淡倉載列如下：

Interest in the Shares　　　　　　　　　　　　　　　　　　**於股份的權益**

Name 姓名	Capacity/Nature of interest 身份／權益性質	Number of Shares 股份數目	Number of Shares underlying outstanding options/ restricted shares/ restricted share units granted 未行使購股權／ 已授出受限制股份／ 受限制股份單位的 相關股份數目	Approximate % of shareholding in our Company[1] 於本公司股權 概約百分比[1]
Mr. Ye 葉先生	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/ interest of spouse 受控法團權益／酌情信託成立人／信託受益人／ 配偶權益	789,541,061[2] (L) 14,000,000[2] (S)	–	62.5% 1.1%
Ms. XU Lili 徐黎黎女士	Beneficial interest 實益權益	–	20,000[3] (L)	0.002%
Mr. ZHU Yonghua 朱擁華先生	Beneficial interest 實益權益		84,964[4] (L)	0.01%

Notes:

(1) The calculation is based on the total number of 1,263,689,685 Shares in issue as at December 31, 2023. The letter "L" stands for long position and the letter "S" stands for short position.

(2) Represents (i) 328,290,482 Shares held by Mini Investment Limited; (ii) 203,401,382 Shares held by YGF MC Limited; and (iii) 257,849,197 Shares held by YYY MC Limited. The short position represents Mr. Ye, through an entity controlled under YGF Trust, has delivered a total of 14,000,000 shares under credit support arrangement with a return obligation. For further details of Mr. Ye's interest in our Company, please see the section headed "Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares" on the next page.

(3) Represents Ms. Xu's entitlement to receive up to 20,000 Shares pursuant to the exercise of options granted to her under the 2020 Share Incentive Plan.

(4) Represents Mr. Zhu's entitlement to receive up to 16,856 Shares pursuant to the vesting of RSUs granted to him under the 2020 Share Incentive Plan and his beneficial interest in 68,108 Shares.

附註：

(1) 該計算乃基於2023年12月31日已發行的1,263,689,685股股份的總數。字母「L」代表好倉，字母「S」代表淡倉。

(2) 指(i)由Mini Investment Limited持有的328,290,482股股份；(ii)由YGF MC Limited持有的203,401,382股股份；及(iii)由YYY MC Limited持有的257,849,197股股份。該淡倉代表葉先生通過YGF Trust控制的實體根據信用支持安排交付合共14,000,000股股份，並承擔退還義務。有關葉先生在本公司權益的進一步詳情，請參閱下頁「主要股東於股份及相關股份中的權益及淡倉」一節。

(3) 指徐女士根據2020年股份激勵計劃獲授的購股權於行使後獲得最多20,000股股份的權利。

(4) 指朱先生根據2020年股份激勵計劃獲授的受限制股份單位歸屬後獲得最多16,856股股份的權利及68,108股股份的實益權益。

Other Information
其他資料

Save as disclosed above, as at December 31, 2023, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO; (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the HKEX.

除上文所披露者外，於2023年12月31日，據任何董事或本公司最高行政人員所知，並無任何董事或本公司最高行政人員於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份或債權證中擁有(a)根據《證券及期貨條例》第XV部第7及第8分部須通知本公司及聯交所的權益或淡倉；(b)根據《證券及期貨條例》第352條規定須登記於該條例所指登記冊的權益或淡倉；或(c)根據《標準守則》須知會本公司及聯交所的權益或淡倉。

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As at December 31, 2023, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the HKEX pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

主要股東於股份及相關股份中的權益及淡倉

於2023年12月31日，下列人士（權益已於本年報披露的董事及本公司最高行政人員除外）於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司及聯交所披露或記錄於本公司根據《證券及期貨條例》第336條須存置的登記冊的權益或淡倉：

Name 姓名／名稱	Capacity/Nature of interest 身份／權益性質	Number of Shares 股份數目	Approximate % of shareholding in our Company[1] 於本公司股權的概約百分比[1]
YYY MC Limited[2] YYY MC Limited[2]	Beneficial interest 實益權益	257,849,197(L)	20.4%
YYY Development Limited[2] YYY Development Limited[2]	Interest in controlled corporation 受控法團權益	257,849,197(L)	20.4%
YGF MC Limited[3] YGF MC Limited[3]	Beneficial interest 實益權益	203,401,382(L)	16.1%
Mini Investment Limited[4]	Beneficial interest	328,290,482(L) 14,000,000(S)	26.0% 1.1%
Mini Investment Limited[4]	實益權益		
YGF Development Limited[4]	Interest in controlled corporation	328,290,482(L) 14,000,000(S)	26.0% 1.1%
YGF Development Limited[4]	受控法團權益		
Mr. Ye[2][3][4][5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse	789,541,061(L) 14,000,000(S)	62.5% 1.1%
葉先生[2][3][4][5]	受控法團權益／酌情信託成立人／信託受益人／配偶權益		
Ms. Yang[2][3][4][5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse	789,541,061(L) 14,000,000(S)	62.5% 1.1%
楊女士[2][3][4][5]	受控法團權益／酌情信託成立人／信託受益人／配偶權益		

Notes:

(1) The calculation is based on the total number of 1,263,689,685 Shares in issue as at December 31, 2023. The letter "L" stands for long position and the letter "S" stands for short position.

(2) YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited.

(3) YGF MC Limited is wholly-owned by Mr. Ye.

(4) Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited.

(5) Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.

附註：

(1) 該計算乃基於2023年12月31日已發行的1,263,689,685股股份的總數。字母「L」代表好倉，字母「S」代表淡倉。

(2) YYY MC Limited由YYY Development Limited（一家依據英屬維爾京群島法律註冊成立的有限責任公司）全資擁有。YYY Development Limited的全部股份由TMF (Cayman) Ltd.代表YYY Trust持有。在該信託中，TMF (Cayman) Ltd.為受託人，楊女士及其家庭成員為受益人。楊女士身兼YYY Trust的委託人及保護人，並被視為YYY Trust的控制人。根據《證券及期貨條例》，楊女士被視為在YYY MC Limited持有本公司的所有權益中擁有權益。

(3) YGF MC Limited由葉先生全資擁有。

(4) Mini Investment Limited由YGF Development Limited（一家依據英屬維爾京群島法律註冊成立的有限責任公司）全資擁有。YGF Development Limited的全部股份由TMF (Cayman) Ltd.代表YGF Trust持有。在該信託中，TMF (Cayman) Ltd.為受託人，葉先生及其家庭成員為受益人。葉先生身兼YGF Trust的委託人及保護人，並被視為YGF Trust的控制人。根據《證券及期貨條例》，葉先生被視為在Mini Investment Limited持有本公司的所有權益中擁有權益。

(5) 葉先生及楊女士為配偶關係，因此被視為在對方持有的股權中擁有權益。

Other Information
其他資料

Save as disclosed above, as at December 31, 2023, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the HKEX pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

除上文所披露者外，於2023年12月31日，除董事（其權益載於「董事及最高行政人員於本公司或其任何相聯法團的股份、相關股份及債權證中的權益及淡倉」一節）外，概無其他人士於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司及聯交所披露或記錄於本公司根據《證券及期貨條例》第336條須存置的登記冊的權益或淡倉。

2020 SHARE INCENTIVE PLAN

The 2020 Share Incentive Plan was first adopted by the Board in September 2020 and was further amended in June 2022, the amendments of which took effect upon the Listing. Since the Listing, the 2020 Share Incentive Plan was subject to Chapter 17 of the Listing Rules. The Company relies on the transitional arrangements provided for under the new Chapter 17 of the Listing Rules which became effective on January 1, 2023.

The principal terms of the 2020 Share Incentive Plan, as amended, are as described below.

2020年股份激勵計劃

2020年股份激勵計劃於2020年9月首次獲董事會採納，並於2022年6月進一步修訂，修訂於上市後生效。自上市起，2020年股份激勵計劃受《上市規則》第17章規限。本公司倚賴《上市規則》新第17章（自2023年1月1日起生效）所規定的過渡安排。

經修訂的2020年股份激勵計劃的主要條款描述如下。

Purpose

The purposes of the 2020 Share Incentive Plan are to attract and retain qualified personnel, provide incentives to employees, consultants and directors of our Group, and promote the success of our business.

目的

2020年股份激勵計劃旨在吸引及挽留合資格人員，激勵本集團僱員、顧問及董事，促進我們的業務取得成功。

Eligible Participants

Eligible participants include employees, consultants, and directors of our Group (the "**Participants**"). The plan administrator may, from time to time, select from among all Participants to whom awards in the form of share options (the "**Options**"), a right to purchase restricted Shares (the "**Restricted Shares**") or a right to purchase RSUs (collectively, the "**Awards**"), will be granted and will determine the nature and amount of each option.

合資格參與者

合資格參與者包括本集團僱員、顧問及董事（「**參與者**」）。計劃管理人可不時從將獲授以購股權（「**購股權**」）、購買受限制股份（「**受限制股份**」）的權利或購買受限制股份單位的權利（統稱「**獎勵**」）的所有參與者中進行選擇，並將釐定各購股權的性質及金額。

Maximum number of Shares

The maximum aggregate number of Shares that may be issued is 147,301,128 Shares (the "**Scheme Mandate**") of which only up to 71,485,122 Shares may be issued pursuant to Awards granted in the form of Options.

最大股份數目

可發行的股份最高總數為147,301,128股股份（「**計劃授權**」），僅有最多71,485,122股股份可根據以購股權形式授出的獎勵予以發行。

As of July 1, 2023, Awards representing 6,968,140 Shares were available for grant under the 2020 Share Incentive Plan. During the Reporting Period, RSUs representing a total of 125,672 underlying Shares were granted to eligible Participants pursuant to the 2020 Share Incentive Plan. As of December 31, 2023, Awards representing 7,071,028 Shares were available for grant under the 2020 Share Incentive Plan.

As of July 1, 2023, 48,527,444 new Shares were available for issue under the Scheme Mandate. During the Reporting Period, no new Shares were issued pursuant to the 2020 Share Incentive Plan. As of December 31, 2023 and the Latest Practicable Date, 48,527,444 new Shares (representing approximately 3.9% of the weighted average number of Shares of the Company as of the Latest Practicable Date) were available for issue under the Scheme Mandate.

The total number of Shares which may be issued upon exercise of all Options that may be granted in aggregate does not exceed 10% of the total number of Shares in issue and is subject to an annual limit of 3% of the total number of Shares in issue in any financial year.

Remaining life and option period

The 2020 Share Incentive Plan commenced in September 2020 and shall continue in effect for a term of ten years with a remaining life of approximately seven years, unless sooner terminated under the terms of the 2020 Share Incentive Plan.

The plan administrator shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any option granted under the 2020 Share Incentive Plan shall not exceed ten years. The plan administrator shall also determine any conditions, if any, that must be satisfied before all or part of an option may be exercised. There is no minimum period for which an option must be held before it can be exercised.

Vesting period

In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

截至2023年7月1日，根據2020年股份激勵計劃可供授出6,968,140股股份的獎勵。於報告期，根據2020年股份激勵計劃已向合資格參與者授出125,672股相關股份的受限制股份單位。截至2023年12月31日，根據2020年股份激勵計劃可供授出7,071,028股股份的獎勵。

截至2023年7月1日，根據計劃授權可供發行48,527,444股新股份。於報告期，概無根據2020年股份激勵計劃發行新股份。截至2023年12月31日及最後實際可行日期，根據計劃授權可供發行48,527,444股新股份（佔本公司截至最後實際可行日期加權平均股份數約3.9%）。

可能授出的所有購股權獲行使後可能發行的股份總數不超過已發行股份總數的10%並受限於任何財政年度已發行股份總數的3%的年度限額。

剩餘年期及購股權期限

2020年股份激勵計劃於2020年9月開始實施，有效期為十年，剩餘年期約為七年，除非根據2020年股份激勵計劃的條款提前終止。

計劃管理人須釐定可全部或部分行使購股權的時間（包括行使歸屬前的時間）；但根據2020年股份激勵計劃授出的任何購股權的期限不得超過十年。計劃管理人亦須釐定所有或部分購股權獲行使前必須滿足的任何條件（如有）。並無行使購股權前必須持有的最短期限。

歸屬期

一般而言，計劃管理人確定歸屬時間表，其於相關獎勵協議中列明。

Other Information
其他資料

Limit for each Participant

Unless approved by the Shareholders in general meeting, the total number of Shares issued and to be issued upon the exercise of Options granted and to be granted under the 2020 Share Incentive Plan and any other plan of our Company to an eligible Participant within any 12-month period shall not exceed 1% of the Shares issued and outstanding at the date of any grant.

Consideration and exercise price

The principal terms of the 2020 Share Incentive Plan does not specify the amount payable on application or acceptance of the Awards and the period within which payments or calls must or may be made. The plan administrator determines the terms and conditions of any award granted pursuant to the 2020 Share Incentive Plan, including, but not limited to, the exercise price, grant price, or purchase price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of our Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of our Company are listed for the five business days immediately preceding the date of grant.

Outstanding Options, Restricted Shares and RSUs granted

As of December 31, 2023, the number of underlying Shares pursuant to the outstanding Options granted amounted to 5,169,104 Shares, representing approximately 0.41% of the issued Shares. The outstanding Options are held by 173 grantees. Up to a maximum of 48,527,444 Shares may be further issued upon the exercise of the Options to be granted under the 2020 Share Incentive Plan. Of the 5,169,104 Options, 2,237,104 have vested and 2,932,000 remained unvested as of December 31, 2023. All the Options under the 2020 Share Incentive Plan were granted between January 16, 2020 and October 15, 2021 (both days inclusive). The exercise price of the Options granted under the 2020 Share Incentive Plan is US$0.00 per Share or US$0.036 per Share.

Save for the Awards which were lapsed during the Reporting Period as disclosed below, there was no Award which was cancelled during the Reporting Period.

每名參與者的限額

除非經股東於股東大會批准，否則根據2020年股份激勵計劃及本公司任何其他計劃向合資格參與者授予或將授予的購股權獲行使後已發行或將予發行的股份總數在任何12個月期間內，不得超過於任何授予日期已發行且流通在外的股份的1%。

對價及行使價

2020年股份激勵計劃的主要條款並未規定申請或接受獎勵時應支付的金額以及須支付或催繳的期限。計劃管理人確定根據2020年股份激勵計劃授出的任何獎勵的條款及條件，包括但不限於行使價、授出價或購買價。計劃管理人確定每項獎勵的行使價，該等價格在相關獎勵協議中規定，不得低於授予日的股份公平市場價值，應以較高者為準：(i)該等股份或證券於授予日在本公司股份或證券上市的主要交易所或系統所報價格的收盤價（由董事會或獲授權管理計劃的委員會釐定）；及(ii)該等股份或證券緊接授予日的五個營業日在本公司股份或證券上市的主要交易所或系統所報價格的平均收盤價。

已授出發行在外購股權、受限制股份及受限制股份單位

截至2023年12月31日，已授出的發行在外購股權的相關股份數目達5,169,104股股份，佔已發行股份約0.41%。發行在外購股權由173名承授人持有。根據2020年股份激勵計劃將予授出的購股權獲行使後，可額外發行最多48,527,444股股份。截至2023年12月31日，在5,169,104份購股權中，2,237,104份已歸屬，2,932,000份仍未歸屬。2020年股份激勵計劃項下所有購股權均於2020年1月16日至2021年10月15日間（包括首尾兩日）獲授出。2020年股份激勵計劃項下授出購股權的行使價為每股0.00美元或每股0.036美元。

除下文所披露於報告期已失效的獎勵外，於報告期概無已註銷的獎勵。

The Company has not granted further Options under the 2020 Share Incentive Plan after the Listing Date. Details of the movements of the Options granted under the 2020 Share Incentive Plan during the Reporting Period are as follows:

本公司於上市日期後再無根據2020年股份激勵計劃授予任何購股權。於報告期,根據2020年股份激勵計劃授予的購股權變動詳情如下:

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Exercise period 行使期間	Exercise price 行使價	Number of Options outstanding as of July 1, 2023 截至2023年7月1日發行在外的購股權數目	Number of Options granted during the Reporting Period 於報告期授出的購股權數目	Number of Options lapsed during the Reporting Period 於報告期已失效的購股權數目	Number of Options exercised during the Reporting Period 於報告期已行使的購股權數目	Number of Options outstanding as of December 31, 2023 截至2023年12月31日發行在外的購股權數目	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period 股份於報告期緊接行使日期前的加權平均收市價
Director 董事										
Xu Lili	October 15, 2020	50% of the number of Shares shall become fully vested upon grant and 50% of the number of Shares shall become fully vested after 1 year of the date of grant	Maximum exercisable term is ten years from the date of grant	US$0.00 per Share	20,000	–	–	–	20,000	N/A
徐黎黎	2020年10月15日	股份數目的50%須於授予後完全歸屬及股份數目的50%須於授予日期一年後完全歸屬	自授予日期起計的最長可行使期限為十年	每股0.00美元						不適用
Five highest paid individuals during the Reporting Period in aggregate (in aggregate)	January 16, 2020 and September 27, 2020	5 years	Maximum exercisable term is ten years from the date of grant	US$0.036 per Share	1,345,000	–	–	–	1,345,000	N/A
於報告期五名最高薪人士(合計)	2020年1月16日及2020年9月27日	5年	自授予日期起計的最長可行使期限為十年	每股0.036美元						不適用
Other grantees (in aggregate)	January 16, 2020 and September 27, 2020	5 years	Maximum exercisable term is ten years from the date of grant	US$0.036 per Share	4,336,396	–	104,800	427,492	3,804,104	US$6.04
其他承授人(合計)	2020年1月16日及2020年9月27日	5年	自授予日期起計的最長可行使期限為十年	每股0.036美元						6.04美元
Total 合計					5,701,396	–	104,800	427,492	5,169,104	

Other Information
其他資料

As of December 31, 2023, the Company has not granted any RSUs under the 2020 Share Incentive Plan which will be satisfied by issuance of new Shares after the Listing date. Details of the movements of the RSUs granted under the 2020 Share Incentive Plan which will be satisfied by existing Shares during the Reporting Period are as follows:

截至2023年12月31日，本公司於上市日期後再無根據2020年股份激勵計劃授予任何受限制股份單位（將以發行新股份方式結算）。於報告期，根據2020年股份激勵計劃授予的受限制股份單位（將以現行股份方式結算）變動詳情如下：

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 業績目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant 受限制股份單位於授予日期的公允價值	Number of RSUs outstanding as of July 1, 2023 截至2023年7月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數	Number of RSU lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as of December 31, 2023 截至2023年12月31日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
Director **董事**												
Zhu Yonghua	October 15, 2022	80,936 Shares shall vest on the date of grant and 62,500 Shares shall vest on the first trading day after the first anniversary of the date of grant	US$0.00 Per Share	N/A	US$1.20	US$1.20	62,500	–	–	62,500	–	US$6.45
朱擁華	2022年10月15日	80,936股股份將於授予日期歸屬及62,500股股份將於授予日期第一週年屆滿後的首個交易日歸屬	每股0.00美元	不適用	1.20美元	1.20美元						6.45美元
	October 20, 2023	22,472 Shares shall vest in equal portions on October 20, 2023, January 15, 2024, April 15, 2024 and July 15, 2024, respectively.	US$0.00 per Share	N/A	US$6.24	US$6.27	–	22,472	–	5,616	16,856	US$6.24
	2023年10月20日	22,472股股份應分別於2023年10月20日、2024年1月15日、2024年4月15日及2024年7月15日歸屬。	每股0.00美元	不適用	6.24美元	6.27美元						6.24美元
Five highest paid individuals during the Reporting Period in aggregate	December 6, 2022 and March 20, 2023	4-5 years	US$0.036 per Share	One of the highest paid individuals has performance targets, please refer to the announcement published by the Company on March 21, 2023 for details	US$2.79 & US$4.375	US$2.89 & US$4.45	5,218,400	–	–	–	5,218,400	N/A
於報告期五名最高薪人士（合計）	2022年12月6日及2023年3月20日	4-5年	每股0.036美元	其中一名最高薪人士有業績目標，詳情請參閱本公司於2023年3月21日刊發的公告	2.79美元及4.375美元	2.89美元及4.45美元						不適用

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 業績目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant 受限制股份單位於授予日期的公允價值	Number of RSUs outstanding as of July 1, 2023 截至2023年7月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數	Number of RSU lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as of December 31, 2023 截至2023年12月31日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
Other grantees (in aggregate) 其他承授人（合計）	December 6, 2022 2022年12月6日	3-4 years 3-4年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$2.79 2.79美元	US$2.89 2.89美元	306,000	–	–	54,000	252,000	US$5.55 5.55美元
	December 6, 2022 2022年12月6日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$2.79 2.79美元	US$2.89 2.89美元	289,600	–	92,800	83,200	113,600	US$5.21 5.21美元
	December 20, 2022 2022年12月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$2.65 2.65美元	US$2.78 2.78美元	11,400	–	–	3,800	7,600	US$4.96 4.96美元
	March 20, 2023 2023年3月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.375 4.375美元	US$4.45 4.45美元	76,680	–	–	–	76,680	N/A 不適用
	June 21, 2023 2023年6月21日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.02 4.02美元	US$3.99 3.99美元	200,880	–	30,960	–	169,920	N/A 不適用
	October 10, 2023 2023年10月10日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$6.50 6.50美元	US$6.50 6.50美元	–	26,040	–	–	26,040	N/A 不適用
	December 20, 2023 2023年12月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.96 4.96美元	US$4.72 4.72美元	–	77,160	–	–	77,160	N/A 不適用
Total 合計							6,165,460	125,672	123,760	209,116	5,958,256	

All the Awards granted by the Company as of December 31, 2023 will be satisfied by utilizing the Shares already issued to certain share incentive award holding vehicles of the Company before the Listing.

The Company has not granted further Restricted Shares under the 2020 Share Incentive Plan after the Listing Date and during the Reporting Period. As of December 31, 2023, there are no Restricted Shares outstanding under the 2020 Share Incentive Plan.

Further details of the 2020 Share Incentive Plan (including the accounting standard and policy adopted for assessing the fair value of the share awards) are set out in Note 25 to the consolidated financial statements.

截至2023年12月31日，本公司授出的所有獎勵將通過動用上市前已發行予本公司若干股份激勵控股公司的股份支付。

於上市日期後及報告期內，本公司並無根據2020年股份激勵計劃進一步授予受限制股份。截至2023年12月31日，根據2020年股份激勵計劃再無發行在外的受限制股份。

2020年股份激勵計劃的進一步詳情（包括為評估股份獎勵的公允價值而採納的會計準則及政策）載於綜合財務報告附註25。

Other Information
其他資料

PURCHASE, SALE, CANCELLATION OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased a total of 708,400 Shares at an aggregate consideration (including all the relevant expenses) of HK$26,290,421 on the HKEX and a total of 362,527 ADSs at an aggregate consideration (including all the relevant expenses) of US$6,981,016 on the NYSE.

Particulars of the repurchases made by the Company during the six months ended December 31, 2023 are as follows:

購買、出售、註銷或贖回本公司的上市證券

於報告期內，本公司於聯交所以總對價（包含所有相關開支）26,290,421港元購回了共計708,400股股份及於紐交所以總對價（包含所有相關開支）6,981,016美元購回了共計362,527股美國存託股。

本公司於截至2023年12月31日止六個月作出的購回詳情如下：

HKEX 聯交所

Trading Month 交易月份	No. of Shares repurchased 購回股份數目	Price paid per Share 就每股股份支付的價格		Aggregate consideration paid (including all the relevant expenses) (HK$) 已付總對價 （包括所有相關開支） （港元）
		Highest price (HK$) 最高價 （港元）	Lowest price (HK$) 最低價 （港元）	
December 2023 2023年12月	708,400	37.85	36.35	26,290,421

NYSE 紐交所

Trading Month 交易月份	No. of Shares repurchased 購回股份數目	Price paid per Share 就每股股份支付的價格		Aggregate consideration paid (including all the relevant expenses) (US$) 已付總對價 （包括所有相關開支） （美元）
		Highest price (US$) 最高價 （美元）	Lowest price (US$) 最低價 （美元）	
December 2023 2023年12月	1,450,108	4.9825	4.57	6,981,016

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the HKEX or on the NYSE during the Reporting Period.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On July 13, 2022, the Shares were listed on the Main Board of the HKEX. The net proceeds from the Global Offering were HK$482.1 million. As of December 31, 2023, there has been no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 48 months from the Listing.

除上文所披露者外，於報告期內，本公司或其任何附屬公司概無購買、出售或贖回本公司於聯交所或紐交所上市的任何證券。

全球發售所得款項用途

於2022年7月13日，股份於聯交所主板上市。全球發售所得款項淨額為482.1百萬港元。截至2023年12月31日，先前於招股章程「未來計劃及所得款項用途」一節所披露的所得款項淨額擬定用途概無變動。本公司預計於上市後48個月內根據該等擬定用途悉數動用所得款項淨額的餘額。

Other Information
其他資料

As of December 31, 2023, the Group had utilized the net proceeds as set out in the table below:

截至2023年12月31日，本集團已動用的所得款項淨額載列於下表：

Purpose 用途	% of total net proceeds 所得款項淨總額佔比	Amount of net proceeds 所得款項淨額金額 (HK$ million) （百萬港元）	Unutilized amount as at June 30, 2023 於2023年6月30日止未動用金額 (HK$ million) （百萬港元）	Amount of net proceeds utilized during the six months ended December 31, 2023 於截至2023年12月31日止六個月已動用的所得款項淨額金額 (HK$ million) （百萬港元）	Amount of net proceeds unutilized amount as of December 31, 2023 截至2023年12月31日未動用的所得款項淨額金額 (HK$ million) （百萬港元）
Store network expansion and upgrade 門店網絡擴張和升級	25%	120.5	–	–	–
Supply chain improvement and product development 供應鏈優化和產品開發	20%	96.4	–	–	–
Strengthen our technology capabilities 增強我們的技術能力	20%	96.4	49.4	28.8	20.6
Invest in brand promotion and incubation 投資於品牌推廣及培育	20%	96.4	–	–	–
Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business 資本開支，其中可能包括收購或投資與我們業務互補的業務或資產	5%	24.2	–	–	–
Working capital and general corporate purposes 營運資金和一般公司用途	10%	48.2	–	–	–
Total 合計	100%	482.1	49.4	28.8	20.6

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial statements of the Group for the Reporting Period were approved and authorised for issue by the Board on April 16, 2024.

重大訴訟

於報告期，本公司並無涉及任何重大訴訟或仲裁。於報告期，董事並不知悉任何待決或對本集團構成威脅的任何重大訴訟或索賠。

批核年度報告

於2024年4月16日，經董事會批核及授權發佈本集團截至報告期之年度報告及綜合財務報表。

Independent Auditor's Report
獨立核數師報告



Independent auditor's report to the shareholders of MINISO Group Holding Limited	**致名創優品集團控股有限公司股東之 獨立核數師報告**
(incorporated in the Cayman Islands with limited liability)	*(於開曼群島註冊成立的有限責任公司)*

OPINION
意見

We have audited the consolidated financial statements of MINISO Group Holding Limited ("the Company") and its subsidiaries ("the Group") set out on pages 96 to 241, which comprise the consolidated statement of financial position as at December 31, 2023, the consolidated statement of profit or loss, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six months then ended and notes to the consolidated financial statements, including material accounting policy information.

我們已審計列載於第96至241頁的名創優品集團控股有限公司(「貴公司」)及其附屬公司(「貴集團」)的綜合財務報表,此財務報表包括於2023年12月31日的綜合財務狀況表、截至該日止六個月的綜合損益表、綜合損益及其他全面收益表、綜合權益變動表及綜合現金流量表以及綜合財務報表附註,包括重大會計政策資料。

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2023 and of its consolidated financial performance and its consolidated cash flows for the six months then ended in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

我們認為,該等綜合財務報表已根據國際會計準則理事會頒佈的《國際財務報告準則》真實而中肯地反映了 貴集團於2023年12月31日的綜合財務狀況及截至該日止六個月的綜合財務表現及綜合現金流量,並已遵照香港《公司條例》的披露要求妥為擬備。

BASIS FOR OPINION
意見的基礎

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Group in accordance with the HKICPA's *Code of Ethics for Professional Accountants* ("the Code") together with any ethical requirements that are relevant to our audit of the consolidated financial statements in Cayman Islands, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

我們已根據香港會計師公會頒佈的《香港審計準則》進行審計。我們在該等準則下承擔的責任已在本報告「核數師就審計綜合財務報表承擔的責任」部分中作進一步闡述。根據香港會計師公會頒佈的《*專業會計師道德守則*》(「守則」)以及與我們對開曼群島綜合財務報表的審計相關的道德要求,我們獨立於 貴集團,並已履行這些道德要求以及守則中的其他專業道德責任。我們相信,我們所獲得的審計憑證能充足及適當地為我們的審計意見提供基礎。

KEY AUDIT MATTERS

Key audit matters are the matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. The matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

關鍵審計事項

關鍵審計事項是根據我們的專業判斷，認為對本期綜合財務報表的審計最為重要的事項。該事項是在我們審計整體綜合財務報表及出具意見時進行處理的。我們不會對這些事項提供單獨的意見。

Assessment of write-down of inventories
存貨減值評估

Refer to Note 17 to the consolidated financial statements and the accounting policies on page 129.
請參閱綜合財務報表附註17及第129頁的會計政策。

The Key Audit Matter 關鍵審計事項	How the matter was addressed in our audit 我們的審計如何處理該事項
The Group had inventories of RMB1,922,241 thousand as of December 31, 2023. 於2023年12月31日， 貴集團擁有存貨人民幣1,922,241,000元。	Our audit procedures to address this key audit matter included the following: 我們就該關鍵審計事項的審計程序包括：
Inventories are carried at the lower of cost or net realizable value. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Group considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies. 存貨按成本及可變現淨值的較低者入賬。當預計可變現淨值低於成本時以存貨減值入賬。在確定存貨減值時， 貴集團會考慮存貨陳舊、預計產品需求、過往定價趨勢以及預計日後定價策略等因素。	• We evaluated the design and tested the operating effectiveness of certain internal controls over the Group's process in assessing the write-down of inventories. These included controls related to the Group's estimation of forecasted future product demand and the estimated selling prices in future promotional events. • 我們評估 貴集團與評估存貨減值的流程相關內部控制的設計和運行有效性，包括 貴集團對未來推廣活動中的預期未來產品需求及估計售價的估計相關的控制。
We identified the assessment of write-down of inventories as a key audit matter because a high degree of subjective auditor judgment was required in evaluating the assumptions used to estimate the write-down of inventories. These assumptions include forecasting future product demand and estimating selling prices for future promotional events. 我們把存貨減值評估列為關鍵審計事項，因為評估存貨減值所用假設時，需要核數師高度的專業判斷。該等假設包括未來推廣活動中的預期未來產品需求及估計售價。	• We compared the prior period forecasted future product demand to actual results to assess the Group's ability to accurately forecast. • 我們比較前期預期未來產品需求及實際業績，以評估 貴集團準確預測的能力。 • We evaluated the Group's forecasted future product demand for a selection of inventory items by considering historical sales trends and any known changes that would impact future product demand. • 我們通過考慮過往銷售趨勢及任何可能影響未來產品需要的已知變動，評估 貴集團若干存貨項目的預期未來產品需求。

Independent Auditor's Report
獨立核數師報告

Assessment of write-down of inventories
存貨減值評估

Refer to Note 17 to the consolidated financial statements and the accounting policies on page 129.
請參閱綜合財務報表附註17及第129頁的會計政策。

The Key Audit Matter 關鍵審計事項	How the matter was addressed in our audit 我們的審計如何處理該事項
	• We evaluated the Group's assessment of the estimated selling prices in future promotional events for a selection of inventory items based on historical pricing trends and the anticipated markdowns in planned promotional events. • 我們基於過往銷售趨勢及計劃推廣活動的預期降價評估 貴集團對若干存貨項目於未來推廣活動中的估計售價的評估。

Assessment of impairment of property, plant and equipment and right-of-use assets related to certain self-operated stores
評估與若干直營店相關的物業、廠房及設備以及使用權資產減值

Refer to Notes 13 and 14 to the consolidated financial statements and the accounting policies on page 128.
請參閱綜合財務報表附註13及14及第128頁的會計政策。

The Key Audit Matter 關鍵審計事項	How the matter was addressed in our audit 我們的審計如何處理該事項
The Group had property, plant and equipment and right-of-use assets related to self-operated stores of RMB128,879 thousand and RMB998,032 thousand respectively, as of December 31, 2023. 截至2023年12月31日, 貴集團的直營店相關的物業、廠房及設備以及使用權資產分別為人民幣128,879,000元及人民幣998,032,000元。	Our audit procedures to address this key audit matter included the following: 我們就該關鍵審計事項的審計程序包括: • We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group's impairment assessment process for property, plant and equipment and right-of-use assets related to the self-operated stores. This included controls related to the determination of the forecasted sales and the market rentals. • 我們對 貴集團就直營店相關的物業、廠房及設備以及使用權資產設定的減值評估流程相關的若干內部控制措施的設計及運行有效性進行了評估及測試,包括與釐定預測銷售額及市場租金相關的控制措施。

Assessment of impairment of property, plant and equipment and right-of-use assets related to certain self-operated stores
評估與若干直營店相關的物業、廠房及設備以及使用權資產減值

Refer to Notes 13 and 14 to the consolidated financial statements and the accounting policies on page 128.
請參閱綜合財務報表附註13及14及第128頁的會計政策。

The Key Audit Matter 關鍵審計事項	How the matter was addressed in our audit 我們的審計如何處理該事項
As discussed in Note 2(h)(ii), each individual self-operated store is a separate cash-generating unit ("CGU"). For self-operated stores where an indication of impairment is identified, an impairment assessment will be performed by comparing the carrying value of the self-operated stores with their recoverable amounts, being the higher of fair value less costs of disposal and value in use. If the carrying value of the self-operated stores exceeds their recoverable amounts, the Group writes down the property, plant and equipment and right-of-use assets which belong to the self-operated stores to the estimated recoverable amounts. 誠如附註2(h)(ii)所討論，單個直營店為單獨的現金產生單位（「現金產生單位」）。就出現減值跡象的直營店而言， 貴集團通過比較直營店的賬面值及其可收回金額，即公允價值減出售成本及使用價值（以較高者為準）進行減值評估。倘直營店的賬面值超過其可收回金額， 貴集團會將直營店所屬的物業、廠房及設備及使用權資產撇減至預估可收回金額。 We identified the assessment of impairment of property, plant and equipment and right-of-use assets related to certain self-operated stores as a critical audit matter. A high degree of auditor judgment was required in evaluating the significant assumptions used by the Group in estimating the recoverable amount. Specifically, the forecasted sales used to estimate the self-operated stores' value in use were challenging to test as they represented subjective determinations of future sales trends that were also sensitive to variation. Minor changes to those assumptions could have had a significant effect on the Group's assessment of the forecasted sales. Furthermore, specialized skills and knowledge were needed to assess the market rentals used to estimate the self-operated stores' fair value less costs of disposal. 我們將與若干直營店相關的物業、廠房及設備及使用權資產的減值評估列為一項關鍵審計事項。在評估 貴集團用於預估可回收金額的重大假設時，核數師須作出較高程度的判斷。具體而言，對用於估計直營店使用價值的預測銷售額的測試具有挑戰性，因為它們代表了對未來銷售趨勢的主觀判斷，對變化也很敏感。該等假設的微小變動能夠對 貴集團的預測銷售額評估產生重大影響。此外，專業技能及知識在評估市場租金時不可或缺，而市場租金用於估算直營店的公允價值減出售成本。	• For those self-operated stores with an indication of impairment, we evaluated the Group's forecasted sales for a selection of those self-operated stores by considering historical sales and future operation plans. We also performed sensitivity analyses over the forecasted sales for the selection of those self-operated stores to assess their impact on the value in use of the self-operated stores. • 就出現減值跡象的直營店而言，我們對選定直營店的預測銷售額進行評估時，將考慮過往銷售額及未來經營計劃。我們亦對該等選定直營店的預測銷售額進行敏感性分析，評估其對直營店的使用價值的影響。 • We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the market rentals used by the Group to estimate fair values less costs of disposal for a selection of self-operated stores by comparing the respective market rental ranges that we independently developed using external data to the Group's estimates. • 我們聘用具備專業技能及知識的估值專業人士，以協助評估貴集團用於估計選定的直營店的公允價值減去處置成本時所使用的市場租金，方式是將我們利用外部數據獨立確定的市場租金範圍與貴集團的估計值進行比較。

Independent Auditor's Report
獨立核數師報告

INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT THEREON

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

綜合財務報表及核數師報告以外的資料

董事需對其他信息負責。其他信息包括刊載於年報內的全部信息，但不包括綜合財務報表及我們的核數師報告。

我們對綜合財務報表的意見並不涵蓋其他信息，我們亦不對該等其他信息發表任何形式的鑒證結論。

就我們對綜合財務報表的審計，我們的責任是閱讀其他信息，並在此過程中，考慮其他信息是否與綜合財務報表或我們在審計過程中所了解的情況存在重大抵觸或者似乎存在重大錯誤陳述的情況。

基於我們已執行的工作，如果我們認為其他信息有重大錯誤陳述，我們需要報告該事實。在這方面，我們沒有任何報告。

董事就綜合財務報表須承擔的責任

董事須負責根據國際會計準則理事會頒佈的《國際財務報告準則》及香港《公司條例》的披露要求編製真實而中肯的綜合財務報表，並對其認為為使綜合財務報表的編製不存在由於欺詐或錯誤而導致的重大錯誤陳述所需的內部控制負責。

在編製綜合財務報表時，董事負責評估　貴集團持續經營的能力，並在適用情況下披露與持續經營有關的事項，以及使用持續經營的會計基礎，除非董事有意將　貴集團清盤或停止經營，或別無其他實際的替代方案。

審計委員會協助董事履行監督　貴集團財務報告過程的職責。

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

核數師就審計綜合財務報表須承擔的責任

我們的目標,是就綜合財務報表整體是否不存在由於欺詐或錯誤而導致的重大錯誤陳述獲取合理保證,並出具包括我們意見的核數師報告。本報告僅向 閣下整體報告,不作其他用途。我們概不就本報告內容對任何其他人士負責或承擔法律責任。

合理保證是高水平的保證,但不能保證按《香港審計準則》進行的審計總能發現存在的重大錯誤陳述。錯誤陳述可以由欺詐或錯誤引起,如果合理預期該等錯誤陳述單獨或匯總起來可能影響該等綜合財務報表使用者依賴該等綜合財務報表所作出的經濟決定,則有關的錯誤陳述可被視作重大。

在根據《香港審計準則》進行審計的過程中,我們運用了專業判斷,保持了專業懷疑態度。我們亦:

- 識別及評估由於欺詐或錯誤而導致綜合財務報表存在重大錯誤陳述的風險,設計及執行審計程序以應對這些風險,以及獲取充足和適當的審計憑證,作為我們意見的基礎。由於欺詐可能涉及串謀、偽造、蓄意遺漏、虛假陳述,或凌駕於內部控制之上,因此未能發現因欺詐而導致的重大錯誤陳述的風險高於未能發現因錯誤而導致的重大錯誤陳述的風險。

- 了解與審計相關的內部控制,以制訂於各類情況下的適當審計程序,但並非對 貴集團內部控制的成效發表意見。

- 評價董事所採用會計政策的恰當性及作出會計估計和相關披露的合理性。

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

- 對董事採用持續經營會計基礎的恰當性作出結論，及根據所獲取的審計憑證，確定是否存在與事項或情況有關的重大不確定性，從而可能對　貴集團持續經營能力產生重大疑慮。如我們認為存在重大不確定性，則有必要在核數師報告中提請使用者注意綜合財務報表中的相關披露，或假若有關的披露資料不足，則修訂我們的意見。我們的結論是基於截至核數師報告日止所取得的審計憑證。然而，未來事項或產生的情況可能導致　貴集團不能持續經營。

- 評估綜合財務報表的整體列報方式、結構和內容，包括披露資料，以及綜合財務報表是否公允反映有關交易和事項。

- 就　貴集團內實體或業務活動的財務資料獲取充分、適當的審計憑證，以對綜合財務報表發表意見。我們負責指導、監督及執行　貴集團的審計工作。我們對審計意見承擔全部責任。

我們會與審計委員會就計劃的審計範圍、審計時間及重大審計發現等事項（包括我們在審計中發現的內部控制的重大缺陷）進行溝通。

我們還向審計委員會提交聲明，說明我們已符合有關獨立性的相關道德要求，並與其溝通有可能合理認為會影響我們獨立性的所有關係和其他事項，以及在適用的情況下，所採取消除威脅的行動及採用的防範措施。

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

從與審計委員會溝通的事項中，我們決定哪些事項對本期綜合財務報表的審計最為重要，因而構成關鍵審計事項。我們在核數師報告中描述這些事項，除非法律法規不允許公開披露該等事項，或在極少的情況下，因在我們報告中説明某項事宜的負面後果合理預期將超過進行相關説明的公眾利益，我們認為不應在我們報告説明該事宜的情況下則除外。

The engagement partner on the audit resulting in this independent auditor's report is Chung Kai Ming.

出具本獨立核數師報告的審計項目合夥人是鍾啟明。

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
April 16, 2024

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓
2024年4月16日

Consolidated Statement of Profit or Loss
綜合損益表

(Expressed in thousands of Renminbi, except for per share data)
（以人民幣千元呈列，除每股數據外）

	Note 附註	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Revenue 收入	5	11,473,208	7,632,467
Cost of sales 銷售成本	7	(7,030,156)	(4,391,428)
Gross profit 毛利		4,443,052	3,241,039
Other income 其他收入	6	17,935	18,993
Selling and distribution expenses 銷售及分銷開支	7	(1,716,093)	(1,363,114)
General and administrative expenses 一般及行政開支	7	(633,613)	(357,689)
Other net income 其他淨收入	8	114,106	21,105
Reversal of credit loss/(credit loss) on trade and other receivables 貿易及其他應收款項信貸虧損撥回／（信貸虧損）		1,072	(2,080)
Impairment loss on non-current assets 非流動資產減值虧損		(3,448)	(4,547)
Operating profit 經營利潤		2,223,011	1,553,707
Finance income 財務收入		145,225	123,969
Finance costs 財務成本		(34,622)	(25,202)
Net finance income 財務收入淨額	9	110,603	98,767
Share of profit of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的收益，稅後淨額		–	268
Profit before taxation 稅前利潤		2,333,614	1,652,742
Income tax expense 所得稅開支	10	(551,785)	(396,665)
Profit for the year/period 年／期內利潤		1,781,829	1,256,077
Attributable to: 以下人士應佔：			
Equity shareholders of the Company 本公司權益股東		1,768,926	1,248,405
Non-controlling interests 非控股權益		12,903	7,672
Profit for the year/period 年／期內利潤		1,781,829	1,256,077
Earnings per share 每股盈利			
Basic earnings per share (RMB) 每股基本盈利（人民幣元）	11	1.42	1.00
Diluted earnings per share (RMB) 每股攤薄盈利（人民幣元）	11	1.41	1.00

The accompanying notes are an integral part of these consolidated financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit of the year are set out in Note 24(d).

隨附附註為綜合財務報表的一部分。就本公司權益股東應佔年內利潤須派付的股息詳情載於附註24(d)。

Consolidated Statement of Profit or Loss and Other Comprehensive Income
綜合損益及其他全面收益表

(Expressed in thousands of Renminbi, except for per share data)
（以人民幣千元呈列，除每股數據外）

	Note 附註	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Profit for the year/period 年／期內利潤		1,781,829	**1,256,077**
Items that may be reclassified subsequently to profit or loss: 隨後可能重新分類至損益的項目：			
Exchange differences on translation of financial statements of foreign operations 換算海外業務財務報表的匯兌差額	12	41,198	**(32,504)**
Other comprehensive income/(loss) for the year/period 年／期內其他全面收益／（虧損）		41,198	**(32,504)**
Total comprehensive income for the year/period 年／期內全面收益總額		1,823,027	**1,223,573**
Attributable to: 以下人士應佔：			
Equity shareholders of the Company 本公司權益股東		1,803,797	**1,217,804**
Non-controlling interests 非控股權益		19,230	**5,769**
Total comprehensive income for the year/period 年／期內全面收益總額		1,823,027	**1,223,573**

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

2023年度報告 • 名創優品 **97**

Consolidated Statement of Financial Position
綜合財務狀況表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Note 附註	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
ASSETS 資產			
Non-current assets 非流動資產			
Property, plant and equipment 物業、廠房及設備	13	534,634	**769,306**
Right-of-use assets 使用權資產	14	2,552,600	**2,900,860**
Intangible assets 無形資產	15	25,277	**19,554**
Goodwill 商譽		21,069	**21,643**
Deferred tax assets 遞延稅項資產	10(c)	161,617	**104,130**
Other investments 其他投資	16	73,870	**90,603**
Trade and other receivables 貿易及其他應收款項	18	74,641	**135,796**
Term deposits 定期存款		100,000	**100,000**
Interests in equity-accounted investees 以權益法入賬的被投資公司的權益		–	**15,783**
		3,543,708	**4,157,675**
Current assets 流動資產			
Other investments 其他投資	16	205,329	**252,866**
Inventories 存貨	17	1,450,519	**1,922,241**
Trade and other receivables 貿易及其他應收款項	18	1,150,156	**1,518,357**
Cash and cash equivalents 現金及現金等價物	19	6,489,213	**6,415,441**
Restricted cash 受限制現金	20	27,073	**7,970**
Term deposits 定期存款		581,715	**210,759**
		9,904,005	**10,327,634**
Total assets 資產總額		13,447,713	**14,485,309**
EQUITY 權益			
Share capital 股本	24(a)	95	**95**
Additional paid-in capital 資本公積	24(a)	7,254,871	**6,331,375**
Other reserves 其他儲備	24(b)	1,106,718	**1,114,568**
Retained earnings 留存收益		539,331	**1,722,157**
Equity attributable to equity shareholders of the Company 本公司權益股東應佔權益		8,901,015	**9,168,195**
Non-controlling interests 非控股權益		17,253	**23,022**
Total equity 權益總額		8,918,268	**9,191,217**

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Note 附註	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
LIABILITIES 負債			
Non-current liabilities 非流動負債			
Contract liabilities 合約負債	5	46,754	**40,954**
Loans and borrowings 貸款及借款		7,215	**6,533**
Other payables 其他應付款項	22	–	**12,411**
Lease liabilities 租賃負債	23	556,801	**797,986**
Deferred income 遞延收益		33,080	**29,229**
		643,850	**887,113**
Current liabilities 流動負債			
Loans and borrowings 貸款及借款		–	**726**
Trade and other payables 貿易及其他應付款項	22	3,019,302	**3,389,826**
Contract liabilities 合約負債	5	292,887	**324,028**
Lease liabilities 租賃負債	23	328,933	**447,319**
Deferred income 遞延收益		6,778	**6,644**
Current taxation 即期稅項		237,695	**238,436**
		3,885,595	**4,406,979**
Total liabilities 負債總額		4,529,445	**5,294,092**
Total equity and liabilities 權益及負債總額		13,447,713	**14,485,309**

Approved and authorized for issue by the board of directors on April 16, 2024.

經由董事會於2024年4月16日批准及授權刊發。

Ye Guofu
Executive Director and Chairman

Xu Lili
Independent Director

葉國富
執行董事兼主席

徐黎黎
獨立董事

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Consolidated Statement of Changes in Equity
綜合權益變動表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Note 附註	Share capital 股本 RMB'000 人民幣千元 Note 24(a) 附註24(a)	Additional paid-in capital 資本公積 RMB'000 人民幣千元 Note 24(a) 附註24(a)	Merger reserve 合併儲備 RMB'000 人民幣千元 Note 24(b)(i) 附註24(b)(i)	Treasury shares 庫存股份 RMB'000 人民幣千元 Note 24(b)(v) 附註24(b)(v)	Share-based payment reserve 以股份為基礎的付款儲備 RMB'000 人民幣千元 Note 24(b)(iii) 附註24(b)(iii)	Translation reserve 匯兌儲備 RMB'000 人民幣千元 Note 24(b)(ii) 附註24(b)(ii)	PRC statutory reserve 中國法定公積金 RMB'000 人民幣千元 Note 24(b)(iv) 附註24(b)(iv)	(Accumulated losses)/ retained earnings (累計虧損)／留存收益 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Non-controlling interests 非控股權益 RMB'000 人民幣千元	Total equity 權益總額 RMB'000 人民幣千元
		Attributable to equity shareholders of the Company 歸屬於本公司的權益股東										
Balance at July 1, 2022 於2022年7月1日的結餘		92	7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400
Changes in equity for the year ended June 30, 2023 截至2023年6月30日止年度的權益變動												
Profit for the year 年內利潤		–	–	–	–	–	–	–	1,768,926	1,768,926	12,903	1,781,829
Other comprehensive income for the year 年內其他全面收益		–	–	–	–	–	34,871	–	–	34,871	6,327	41,198
Total comprehensive income for the year 年內全面收益總額		–	–	–	–	–	34,871	–	1,768,926	1,803,797	19,230	1,823,027
Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs 發行與香港公開發售及行使超額配股權相關的普通股（扣除承銷佣金及其他發行成本）	24(a)(i)	3	408,018	–	–	–	–	–	–	408,021	–	408,021
Dividend declared 已宣派股息	24(d)	–	(370,787)	–	–	–	–	–	–	(370,787)	–	(370,787)
Offset of accumulated losses 累計虧損的抵銷	24(a)	–	(730,898)	–	–	–	–	–	730,898	–	–	–
Exercise of options and subscription of restricted share units 行使購股權及認購受限制股份單位	25(b)	–*	380	–	–	–	–	–	–	380	–	380
Release of ordinary shares from share incentive plan 從股份激勵計劃轉出普通股		–*	(616)	–	616	–	–	–	–	–	–	–
Repurchase of shares 回購股份	24(b)(v)	–	–	–	(32,711)	–	–	–	–	(32,711)	–	(32,711)
Cancellation of shares 註銷股份	24(a)(iii)	–*	(31,841)	–	31,841	–	–	–	–	–	–	–
Equity settled share-based transactions 以權益結算的股份支付交易	25	–	–	–	–	62,882	–	–	–	62,882	–	62,882
Appropriation to statutory reserve 提取法定公積金	24(b)(iv)	–	–	–	–	–	–	15,912	(15,912)	–	–	–
Acquisition of non-controlling interests 非控股權益收購		–	(2,209)	–	–	–	–	–	–	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests 收購非全資附屬公司	26	–	–	–	–	–	–	–	–	–	99	99
Balance at June 30, 2023 於2023年6月30日的結餘		95	7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

* The amount was less than RMB1,000.

* 金額少於人民幣1,000元。

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Consolidated Statement of Changes in Equity
綜合權益變動表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

Attributable to equity shareholders of the Company 歸屬於本公司的權益股東

	Note 附註	Share capital 股本 Note 24(a) 附註24(a) RMB'000 人民幣千元	Additional paid-in capital 資本公積 Note 24(a) 附註24(a) RMB'000 人民幣千元	Merger reserve 合併儲備 Note 24(b)(i) 附註24(b)(i) RMB'000 人民幣千元	Treasury shares 庫存股份 Note 24(b)(v) 附註24(b)(v) RMB'000 人民幣千元	Share-based payment reserve 以股份為基礎的付款儲備 Note 24(b)(iii) 附註24(b)(iii) RMB'000 人民幣千元	Translation reserve 匯兌儲備 Note 24(b)(ii) 附註24(b)(ii) RMB'000 人民幣千元	PRC statutory reserve 中國法定公積金 Note 24(b)(iv) 附註24(b)(iv) RMB'000 人民幣千元	Retained earnings 留存收益 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Non-controlling interests 非控股權益 RMB'000 人民幣千元	Total equity 權益總額 RMB'000 人民幣千元
Balance at July 1, 2023 於2023年7月1日的結餘		95	7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268
Changes in equity for the six months ended December 31, 2023 截至2023年12月31日止六個月的權益變動												
Profit for the period 期內利潤		-	-	-	-	-	-	-	1,248,405	1,248,405	7,672	1,256,077
Other comprehensive income for the period 期內其他全面收益		-	-	-	-	-	(30,601)	-	-	(30,601)	(1,903)	(32,504)
Total comprehensive income for the period 期內全面收益總額		-	-	-	-	-	(30,601)	-	1,248,405	1,217,804	5,769	1,223,573
Dividend declared 已宣派股息	24(d)	-	(923,664)	-	-	-	-	-	-	(923,664)	-	(923,664)
Exercise of options and subscription of restricted share units 行使購股權及認購受限制股份單位	25(b)	-*	168	-	-	-	-	-	-	168	-	168
Repurchase of shares 回購股份	24(b)(v)	-	-	-	(73,560)	-	-	-	-	(73,560)	-	(73,560)
Equity settled share-based transactions 以權益結算的股份支付交易	25	-	-	-	-	46,432	-	-	-	46,432	-	46,432
Appropriation to statutory reserve 提取法定公積金	24(b)(iv)	-	-	-	-	-	-	65,579	(65,579)	-	-	-
Balance at December 31, 2023 於2023年12月31日的結餘		95	6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

* The amount was less than RMB1,000.

* 金額少於人民幣1,000元。

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Consolidated Statement of Cash Flows
綜合現金流量表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Note 附註	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Cash flows from operating activities 經營活動所得現金流			
Cash generated from operations 經營所得現金	21(a)	2,084,952	1,448,307
Income tax paid 已付所得稅		(418,922)	(350,766)
Net cash from operating activities 經營活動所得現金淨額		1,666,030	1,097,541
Cash flows from investing activities 投資活動所得現金流			
Payment for purchases of property, plant, equipment and intangible assets 購買物業、廠房及設備以及無形資產的付款		(174,147)	(264,766)
Proceeds from disposal of property, plant and equipment and intangible assets 處置物業、廠房及設備以及無形資產所得款項		5,224	427
Refund of prepayments 退還預付款項		200,000	–
Payments for purchases of other investments 購買其他投資的付款		(7,880,763)	(2,553,982)
Proceeds from disposal of other investments 處置其他投資所得款項		7,808,395	2,503,982
Placement of term deposits 存入定期存款		(761,371)	(210,405)
Release of term deposits 提取定期存款		316,542	581,371
Interest income 利息收入		145,225	122,231
Investment income from other investments 其他投資的投資收益		42,921	14,281
Payments for investments in equity-accounted investees 以權益法入賬的被投資公司的投資付款		–	(16,066)
Acquisition of a subsidiary, net of cash acquired 收購一家附屬公司，扣除所得現金	26	4,568	–
Net cash (used in)/from investing activities 投資活動（所用）／所得現金淨額		(293,406)	177,073

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Note 附註	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Cash flows from financing activities 融資活動所得現金流			
Proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs 香港公開發售及超額配股權獲行使所得款項，扣除包銷佣金及其他發行成本		469,683	**–**
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of options 股東注資、認購限制性股份、限制性股份單位和行使期權所得款項		382	**168**
Repayment of loans and borrowings 償還貸款及借款	21(b)	(206)	**–**
Payment of capital element and interest element of lease liabilities 支付租賃負債的資本部分和利息部分	21(b)	(346,008)	**(236,519)**
Payments of repurchase of shares 回購股份款項		(32,711)	**(73,560)**
Prepayments for repurchase of shares 回購股份預付款項		(3,693)	**(87,324)**
Dividends paid 已付股息	24(d)	(370,787)	**(923,664)**
Payments of listing expenses relating to Hong Kong public offering 支付有關香港公開發售的上市開支		(42,616)	**–**
Net cash used in financing activities 融資活動所用現金淨額		(325,956)	**(1,320,899)**
Net increase/(decrease) in cash and cash equivalents 現金及現金等價物增加╱(減少)淨額		1,046,668	**(46,285)**
Cash and cash equivalents at the beginning of the year/period 年╱期初現金及現金等價物		5,348,492	**6,489,213**
Effect of movements in exchange rates on cash held 匯率變動對所持現金的影響		94,053	**(27,487)**
Cash and cash equivalents at the end of the year/period 年╱期末現金及現金等價物	19	6,489,213	**6,415,441**

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES

1.1 General information

MINISO Group Holding Limited (the "Company") was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company completed its initial public offering ("IPO") on October 15, 2020 and the Company's American Depositary Shares ("ADSs") have been listed on the New York Stock Exchange since then. Each ADS of the Company represents four ordinary shares. The Company's ordinary shares have also been listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") since July 13, 2022.

The accompanying consolidated financial statements comprise the Company and its subsidiaries (together, the "Group"). The Group is principally engaged in the retail and wholesale of lifestyle and pop toy products across the People's Republic of China (the "PRC") and other countries in Asia, America, and Europe, etc. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries.

1 一般資料及主要附屬公司名單

1.1 一般資料

名創優品集團控股有限公司（「本公司」）於2020年1月7日根據開曼群島法例第22章《公司法》（1961年第3號法例，經合併及修訂）於開曼群島註冊成立為獲豁免有限責任公司。本公司於2020年10月15日完成首次公開發售，且本公司的美國存託股自此已在紐約證券交易所上市。本公司的每一份美國存託股代表四股普通股。本公司普通股亦於2022年7月13日在香港聯合交易所有限公司（「香港聯交所」）上市。

隨附綜合財務報表包括本公司及其附屬公司（統稱「本集團」）。本集團主要在中華人民共和國（「中國」）及亞洲其他國家、美洲和歐洲等地從事生活家居產品以及潮流玩具產品的零售及批發業務。本公司自身不從事任何實質性經營活動，而是通過其附屬公司進行主要業務運營活動。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES (continued)

1 一般資料及主要附屬公司名單（續）

1.2 List of principal subsidiaries

Set out below is a list of the Company's principal subsidiaries as at December 31, 2023:

1.2 主要附屬公司名單

下表載列本公司於2023年12月31日的主要附屬公司名單：

Company name 公司名稱	Place of incorporation/ establishment and business 註冊成立╱成立及業務地點	Registered/issued and paid-up capital 已註冊╱發行以及繳足股本	Group's effective interest (direct or indirect) 本集團的實際利率（直接或間接）	Principal activities 主營業務
MINISO Universal Holding Limited	BVI	USD50,000/-	100%	Investment holding
MINISO Universal Holding Limited	英屬維爾京群島	50,000美元╱-	100%	投資控股
MINISO Global Holding Limited	BVI	USD50,000/-	100%	Investment holding
MINISO Global Holding Limited	英屬維爾京群島	50,000美元╱-	100%	投資控股
MINISO Development Hong Kong Limited	Hong Kong	HKD10,000/-	100%	Investment holding and wholesale of lifestyle products
MINISO Development Hong Kong Limited	香港	10,000港元╱-	100%	投資控股及生活家居產品批發
MINISO Investment Hong Kong Limited	Hong Kong	HKD80,100,000/ HKD80,100,000	100%	Investment holding
名創優品投資香港有限公司	香港	80,100,000港元╱ 80,100,000港元	100%	投資控股
MINISO Hong Kong Limited	Hong Kong	HKD350,000,000/ HKD350,000,000	100%	Wholesale of lifestyle products
名創優品（香港）有限公司	香港	350,000,000港元╱ 350,000,000港元	100%	生活家居產品批發
MINISO (Guangzhou) Co., Ltd. (i)(ii)	PRC	RMB146,862,372/ RMB139,693,019	100%	Wholesale and retail of lifestyle products
名創優品（廣州）有限責任公司(i)(ii)	中國	人民幣146,862,372元╱ 人民幣139,693,019元	100%	生活家居產品批發及零售

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES (continued)

1.2 List of principal subsidiaries (continued)

1 一般資料及主要附屬公司名單（續）

1.2 主要附屬公司名單（續）

Company name 公司名稱	Place of incorporation/ establishment and business 註冊成立／成立 及業務地點	Registered/issued and paid-up capital 已註冊／發行以及 繳足股本	Group's effective interest (direct or indirect) 本集團的 實際利率 （直接或間接）	Principal activities 主營業務
MINISO (Hengqin) Enterprise Management Co., Ltd. (ii)	PRC	RMB10,000,000/-	100%	Brand licensing
名創優品（橫琴）企業管理有限公司(ii)	中國	人民幣10,000,000元／-	100%	品牌特許
MINISO International (Guangzhou) Co., Ltd. (ii)	PRC	RMB65,000,000/ RMB65,000,000	100%	Wholesale of lifestyle products
名創優品國際（廣州）有限公司(ii)	中國	人民幣65,000,000元／ 人民幣65,000,000元	100%	生活家居產品批發
MINISO Youxuan Technology (Guangzhou) Co., Ltd. (ii)	PRC	RMB10,000,000/ RMB5,000,000	100%	Online sales of lifestyle products
名創優選科技（廣州）有限公司(ii)	中國	人民幣10,000,000元／ 人民幣5,000,000元	100%	生活家居產品 線上銷售
Pt. MINISO Lifestyle Trading Indonesia	Indonesia	IDR53,289,350,000/ IDR53,289,350,000	67%	Wholesale and retail of lifestyle products
Pt. MINISO Lifestyle Trading Indonesia	印度尼西亞	53,289,350,000印尼盾／ 53,289,350,000印尼盾	67%	生活家居產品批發 及零售
MINISO Life Style Private Limited	India	INR669,540,570/ INR669,540,570	100%	Wholesale and retail of lifestyle products
MINISO Life Style Private Limited	印度	669,540,570印度盧比／ 669,540,570印度盧比	100%	生活家居產品批發 及零售
USA MINISO Depot Inc.	United States	USD67,041,441/ USD67,041,441	100%	Wholesale and retail of lifestyle products
USA MINISO Depot Inc.	美國	67,041,441美元／ 67,041,441美元	100%	生活家居產品批發 及零售
MIHK Management Inc.	Canada	CAD100/CAD100	100%	Wholesale and retail of lifestyle products
MIHK Management Inc.	加拿大	100加元／100加元	100%	生活家居產品批發 及零售

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES (continued)

1 一般資料及主要附屬公司名單（續）

1.2 List of principal subsidiaries (continued)

1.2 主要附屬公司名單（續）

Company name 公司名稱	Place of incorporation/ establishment and business 註冊成立／成立及業務地點	Registered/issued and paid-up capital 已註冊／發行以及繳足股本	Group's effective interest (direct or indirect) 本集團的實際利率（直接或間接）	Principal activities 主營業務
MINISO LIFESTYLE SINGAPORE PRIVATE LIMITED	Singapore	SGD3,000/SGD3,000	100%	Wholesale and retail of lifestyle products
MINISO LIFESTYLE SINGAPORE PRIVATE LIMITED	新加坡	3,000新加坡元／3,000新加坡元	100%	生活家居產品批發及零售
MINISO VIETNAM LIMITED LIABILITY COMPANY	Vietnam	VND20,000,000,000/ VND20,000,000,000	90%	Wholesale and retail of lifestyle products
MINISO VIETNAM LIMITED LIABILITY COMPANY	越南	20,000,000,000越南盾／20,000,000,000越南盾	90%	生活家居產品批發及零售
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. (Formerly known as TOP TOY (Guangdong) Technology Co., Ltd.) (ii)	PRC	RMB5,000,000/-	100%	Wholesale and retail of pop toy products
那是家大潮玩（廣東）文化創意有限公司（曾用名：那是家大潮玩（廣東）科技有限公司）(ii)	中國	人民幣5,000,000元／-	100%	潮流玩具產品批發及零售
Mingyou Industrial Investment (Guangzhou) Co., Ltd. (i)(ii)	PRC	RMB2,300,000,000/ RMB2,126,000,000	100%	Development of headquarters building
名優產業投資（廣州）有限公司(i)(ii)	中國	人民幣2,300,000,000元／人民幣2,126,000,000元	100%	總部大廈開發

Notes:

(i) These entities are wholly-owned foreign companies established in the PRC.

(ii) These entities are limited liability companies established in the PRC.

附註：

(i) 該等實體均為於中國成立的外商獨資公司。

(ii) 該等實體均為於中國成立的有限責任公司。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES

(a) Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"), and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

Material accounting policies adopted by the Group are disclosed below. The Group has consistently applied these accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(c) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(b) Basis of preparation

The Company has changed its financial year end date from June 30 to December 31. The accompanying consolidated financial statements of the Group are for the six months ended December 31, 2023. The comparable amounts presented in these consolidated financial statements for the year ended June 30, 2023 are therefore not comparable.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments as explained in Note 2(m).

2 重大會計政策

(a) 合規聲明

隨附綜合財務報表乃按國際會計準則理事會（「國際會計準則理事會」）頒佈的《國際財務報告準則》（「《國際財務報告準則》」）及香港《公司條例》的披露規定所編製。該等財務報表亦遵守《香港聯交所證券上市規則》的適用披露條文。

本集團採用的重大會計政策披露如下。除非另有説明，否則本集團於綜合財務報表呈列的所有期間始終採用該等會計政策。

國際會計準則理事會已頒佈若干經修訂《國際財務報告準則》，並於本集團的當前會計期間首次生效或可供提前採納。在與本集團有關的範圍內首次應用這些經修訂的準則所引致當前會計期間的任何會計政策變動，已於本財務報表內反映，有關資料載列於附註2(c)。

(b) 編製基準

本公司之財政年度結算日期由6月30日變更為12月31日。隨附本集團截至2023年12月31日止六個月的綜合財務報表。因此，截至2023年6月30日止年度，該等綜合財務報表中呈列的可資比較金額不具可比性。

編製財務報表採用的計量基準為歷史成本法，但附註2(m)所述的其他投資除外。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(c) Changes in accounting policies

The Group has applied the following new and amended IFRSs issued by the IASB to the financial statements for the six months ended December 31, 2023:

- Amendments to IAS 1 and IFRS Practice Statement 2, *Disclosure of Accounting Policies*
- Amendments to IAS 12, *Deferred Tax related to Assets and Liabilities arising from a Single Transaction*
- IFRS 17, *Insurance Contracts* and Amendment to IFRS 17, *Insurance Contracts*
- Amendments to IAS 8, *Definition of Accounting Estimates*

The Group has not applied any new standard or interpretation that is not yet effective for the six months ended December 31, 2023 as set out in Note 32. Impacts of the adoption of the new and amended IFRSs are discussed below:

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

The amendments require entities to disclose material accounting policy information and provide guidance on applying the concept of materiality to accounting policy disclosure. The Group has considered the accounting policy information it has been disclosing and determined that it is consistent with the requirements of the amendments.

2 重大會計政策（續）

(c) 會計政策變更

本集團已將以下國際會計準則理事會頒佈的新訂及經修訂國際財務報告準則應用於截至2023年12月31日止六個月的財務報表：

- 《國際會計準則》第1號（修訂本）及《國際財務報告準則》實務聲明第2號，***會計政策披露***
- 《國際會計準則》第12號（修訂本），***與單一交易產生的資產及負債相關的遞延稅項***
- 《國際財務報告準則》第17號***保險合同***及《國際財務報告準則》第17號（修訂本）***保險合同***
- 《國際會計準則》第8號（修訂本），***會計估計的定義***

截至2023年12月31日止六個月，本集團並無應用尚未生效之任何新準則或詮釋（如附註32所載）。採用新訂及經修訂國際財務報告準則的影響如下：

《國際會計準則》第1號（修訂本）及《國際財務報告準則實務公告》第2號，會計政策披露

該等修訂要求實體披露重大會計政策資料，並就重要性概念應用於會計政策披露提供指引。本集團已考慮其所披露的會計政策資料，並認為其與該等修訂的要求是相符的。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(c) Changes in accounting policies (continued)

Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented.

Prior to the amendments, the Group did not apply the initial recognition exemption to lease transactions and had recognized the related deferred tax, except that the Group previously determined the temporary difference arising from a right-of-use asset and the related lease liability on a net basis on the basis they arise from a single transaction. Following the amendments, the Group has determined the temporary differences in relation to right-of-use assets and lease liabilities separately. The change primarily impacts disclosures of components of deferred tax assets and liabilities in Note 10(c), but does not impact the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualify for offsetting under IAS 12.

Other than the Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies and the Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction, the other two developments do not have a material effect on how the Group's results and financial position for the current or prior periods have been prepared or presented.

2 重大會計政策（續）

(c) 會計政策變更（續）

《國際會計準則》第12號（修訂本），與單一交易產生的資產及負債相關的遞延稅項

該等修訂縮小初始確認豁免的範圍，使其不適用於在初始確認時產生等額及抵銷暫時性差異的交易，如租賃及退役負債。就租賃及退役負債而言，相關遞延稅項資產及負債須於所呈列的最早比較期間開始時確認，而任何累計影響則確認為於該日對留存收益或其他權益組成部分的調整。就所有其他交易而言，該等修訂適用於最早呈列期間開始後發生的交易。

於修訂前，本集團並未就租賃交易應用初始確認豁免，並已確認相關遞延稅項，惟本集團先前於某一日期釐定使用權資產及以淨額為基準，按單項交易產生的相關租賃負債的暫時性差異除外。於該等修訂後，本集團已分別釐定有關使用權資產及租賃負債的暫時性差異。該變動主要影響附註10(c)中遞延稅項資產及負債組成部分的披露，但並不影響綜合財務狀況表中呈列的整體遞延稅項結餘，因為相關遞延稅項結餘符合《國際會計準則》第12號項下的抵銷條件。

除《國際會計準則》第1號（修訂本）及《國際財務報告準則實務公告》第2號、會計政策披露及《國際會計準則》第12號（修訂本）、與單一交易產生的資產及負債有關的遞延稅項外，其他兩項發展並無對本集團編製或呈列當期或過往期間的業績及財務狀況的方式產生重大影響。

2 MATERIAL ACCOUNTING POLICIES
(continued)

(d) Basis of consolidation

(i) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are measured initially at their proportionate share of the subsidiary's net identifiable assets at the date of acquisition.

2 重大會計政策（續）

(d) 綜合基準

(i) 附屬公司及非控股權益

附屬公司為受本集團控制的實體。如果本集團因其參與某一實體事務而可獲取或有權收取可變回報並可通過其對該實體擁有的權力影響該等回報，則本集團控制該實體。在評估本集團是否擁有權力時，只考慮實質性權利（由本集團和其他各方持有）。

附屬公司的財務報表自控制權開始之日起至控制權終止之日均包含於綜合財務報表中。集團內部餘額、交易及現金流，以及集團內部交易所產生的任何未變現利潤，在編製綜合財務報表時均全數抵銷。集團內交易產生的未變現虧損僅在並無出現減值跡象的情況下以與未變現收益相同的方法予以抵銷。

非控股權益指非直接或間接歸屬於本公司的附屬公司權益，且本集團就此並無與該等權益持有人協議任何額外條款，致使本集團整體須就該等權益承擔符合金融負債定義的合同責任。非控股權益按其於收購日在附屬公司可辨認淨資產所佔的比例進行初始計量。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(i) Subsidiaries and non-controlling interests (continued)

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the equity shareholders of the Company.

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.

In the Company's statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2(h)(ii)).

2 重大會計政策（續）

(d) 綜合基準（續）

(i) 附屬公司及非控股權益（續）

非控股權益於綜合財務狀況表的權益內呈列，獨立於本公司權益股東應佔權益。本集團業績的非控股權益乃於綜合損益表及綜合損益及其他全面收益表列作本公司非控股權益及權益股東之間的期內利潤或虧損總額及全面收益總額的分配結果。

當本集團喪失對附屬公司的控制權時，其終止確認該附屬公司的資產及負債，以及任何相關的非控股權益和其他權益組成部分。任何所產生收益或虧損於損益中確認。於前附屬公司保留的任何權益在喪失控制權時按公允價值計量。

於本公司的財務狀況表中，於附屬公司的投資乃按成本扣除減值虧損列賬（請參閱附註2(h)(ii)）。

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(ii) Interests in equity-accounted investees

The Group's interests in equity-accounted investees comprises interests in associates.

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An interest in an associate is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group's equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see Note 2(h)(ii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group's share of the post-acquisition, post-tax results of the investees and any impairment losses for the reporting period are recognized in the consolidated statement of profit or loss, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.

2 重大會計政策（續）

(d) 綜合基準（續）

(ii) 以權益法入賬的被投資公司權益

本集團以權益法入賬的被投資公司權益包括於聯營公司的權益。

聯營公司是指本集團或本公司對其管理（包括參與財務和經營政策決策）具有重大影響，但不控制或共同控制其管理層的實體。

對聯營公司的權益採用權益法核算。根據權益法，投資最初按成本入賬，並就本集團應得的被投資公司可辨認淨資產收購日的公允價值超出投資成本的部分（如有）進行調整。投資成本包括購買價、直接產生自獲得投資的其他成本及構成本集團權益投資一部分的對聯營公司或合營企業的任何直接投資。此後，該投資會就本集團應佔被投資公司資產淨值於收購後的變動及與投資有關之任何減值虧損作出調整（請參閱附註2(h)(ii)）。於每個報告日，本集團評估是否有任何客觀證據表明該投資已經減值。收購當日超出成本的任何部分、本集團報告期間應佔被投資公司收購後的稅後業績以及任何減值虧損於綜合損益表內確認，而本集團應佔被投資公司收購後的稅後其他全面收益項目於綜合損益及其他全面收益表內確認。

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(ii) Interests in equity-accounted investees (continued)

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group's net investment in the associate, after applying the ECL model to such other long-term interests where applicable (see Note 2(h)(i)).

Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent there is no evidence of impairment.

2 重大會計政策（續）

(d) 綜合基準（續）

(ii) 以權益法入賬的被投資公司權益（續）

當本集團應佔聯營公司的虧損超出應佔權益時，本集團的權益將調減至零，並且不再確認其他虧損，但如本集團已承擔法定或推定責任，或代表被投資公司付款則除外。就此而言，本集團的權益是按權益法計算的投資賬面金額加上實質上屬於本集團對聯營公司投資淨額一部分的任何其他長期權益（如適用，將預期信貸虧損模式應用於該等其他長期權益後）（請參閱附註2(h)(i)）。

與按權益法入賬被投資公司進行交易所產生的未變現收益與投資對銷，惟以本集團於被投資公司的權益為限。未變現虧損的抵銷方法與未變現收益相同，但抵銷額只限於沒有證據顯示已出現減值的部分。

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(iii) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see Note 2(h)(ii)).

On disposal of a cash generating unit during the reporting period, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2 重大會計政策（續）

(d) 綜合基準（續）

(iii) 商譽

商譽指以下差額

(i) 轉讓對價的公允價值、被收購方的任何非控股權益的金額及本集團先前持有的被收購方股權的公允價值的總和；超過

(ii) 被購買方在購買日計量的可辨認資產和負債的公允價值淨額。

當(ii)大於(i)時，該差額立即於損益中確認為低價購買的收益。

商譽按成本減累計減值虧損列報。企業合併產生的商譽分配至各現金產生單位或現金產生單位組別，其預期將由合併之協同效益獲益並每年就減值進行測試（請參閱附註2(h)(ii)）。

於報告期間出售現金產生單位時，購買商譽的任何應佔金額計入出售損益。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(iv) Business combinations

Except for business combinations under common control, the Group accounts of business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see Note 2(d)(i)). In determining whether a particular set of activities and assets is a business, the Group assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a "concentration test" that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset of group of similar identifiable assets.

(v) Asset acquisition

Groups of assets acquired and liabilities assumed are assessed to determine if they are business or asset acquisitions. On an acquisition-by-acquisition basis, the Group chooses to apply a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

2 重大會計政策（續）

(d) 綜合基準（續）

(iv) 企業合併

除同一控制下的企業合併外，當所收購的一組活動和資產符合業務的定義且控制權轉移至本集團時，採用收購法對企業合併進行核算（請參閱附註2(d)(i)）。在確定一組特定的活動和資產是否為一項業務時，本集團評估所收購的一組資產和活動是否至少包括投入和實質性過程，以及所收購的一組資產是否有能力產生產出。

本集團可以選擇應用「集中測試」，以簡化評估所收購的一組活動和資產是否一項業務。如取得的資產總額的公允價值幾乎全部集中在一組類似可辨認資產中的一項可辨認資產，則滿足選擇性集中測試。

(v) 資產收購

對收購的資產組別及承擔的負債進行評估，以確定其為業務或資產收購。在逐項收購的基礎上，當所收購的資產總額的大部分公允價值都集中於單一的可辨認資產或類似可辨認資產組別中時，本集團選擇採用簡化的評估方法以確定所收購的一組活動和資產是否為資產而非業務收購。

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(v) Asset acquisition (continued)

When a group of assets acquired and liabilities assumed do not constitute a business, the overall acquisition cost is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition. An exception is when the sum of the individual fair values of the identifiable assets and liabilities differs from the overall acquisition cost. In such case, any identifiable assets and liabilities that are initially measured at an amount other than cost in accordance with the Group's policies are measured accordingly, and the residual acquisition cost is allocated to the remaining identifiable assets and liabilities based on their relative fair values at the date of acquisition.

When acquiring assets by obtaining a controlling interest in a legal entity that does not constitute a business as a step acquisition, the previously held equity interest is included as part of the cost of the acquisition and is not remeasured.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (see Note 2(h)(ii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

2 重大會計政策（續）

(d) 綜合基準（續）

(v) 資產收購（續）

當取得的一組資產和承擔的負債不構成業務時，按照收購日的相對公允價值，將整體收購成本分攤至單項可辨認資產和負債。可辨認資產和負債的個別公允價值之和不同於整體收購成本時除外。在該等情況下，任何以根據本集團的政策以外的金額進行初始計量的可辨認資產和負債均應進行相應計量，剩餘收購成本根據其在收購日的相對公允價值分配給剩餘的可辨認資產和負債。

當通過獲得不構成分步收購業務的法人實體的股權來收購資產時，原先持有的股權被計入收購成本的一部分，且不重新計量。

(e) 物業、廠房及設備

物業、廠房及設備按成本減累計折舊及累計減值虧損列賬（請參閱附註2(h)(ii)）。

物業、廠房及設備自建項目成本包括材料成本、直接人工成本、拆卸及搬遷項目以及恢復項目所在地原貌的成本的初步估計（如有關）及適當比例的生產經常性開支。

因報廢或出售物業、廠房及設備項目而產生的收益或虧損按出售所得款項淨額與項目賬面金額之間的差額確定，並於報廢或出售當日於損益內確認。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(e) Property, plant and equipment (continued)

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

No depreciation is provided in respect of the construction in progress.

The estimated useful lives of property, plant and equipment are as follows:

Apartments	30 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office equipment	2 – 5 years
Store operating equipment	2 – 5 years
Motor vehicles	3 – 5 years
Moulds	1 – 2 years

Amortization methods, useful lives and residual values, if any, are reviewed at each reporting date and adjusted if appropriate.

2 重大會計政策（續）

(e) 物業、廠房及設備（續）

折舊的計算方法為採用直線法撇銷物業、廠房及設備項目於其估計可使用年期內的成本減估計剩餘價值（如有），並一般於損益中確認。

在建工程不計提折舊。

物業、廠房及設備的估計可使用年期如下：

公寓	30年
租賃裝修	資產的租賃期或估計可使用年期中的較短者
辦公室設備	2至5年
門店運營設備	2至5年
機動車輛	3至5年
模具	1至2年

於各報告日期對攤銷方式、可使用年期及剩餘價值（如有）進行審查並視需要作出調整。

2 MATERIAL ACCOUNTING POLICIES (continued)

(f) Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses (see Note 2(h)(ii)).

Amortization is calculated write off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in profit or loss. Their estimated useful lives of intangible assets are as follows:

Software	5 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(g) Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

2 重大會計政策（續）

(f) 無形資產

本集團收購的無形資產按成本減累計攤銷（若估計可使用年期有限）及累計減值虧損（請參閱附註2(h)(ii)）列賬。

攤銷的計算方法為採用直線法撇銷可使用年期有限的無形資產於其估計可使用年期內的成本，並且通常於損益中確認。無形資產的估計可使用年期如下：

軟件	5年

於各報告日期對攤銷方式及可使用年期進行審查並視需要作出調整。

(g) 租賃資產

在合約開始時，本集團會評估該合約是否屬於或包含租賃。倘一份合約轉移於一段時間內使用已確認資產的控制權以換取對價，則該合約屬於或包含租賃。如客戶既有權指示已確定資產的使用，又有權從該使用中獲得絕大部分經濟利益，則控制權被轉移。

作為承租人

當合約包含租賃組成部分和非租賃組成部分時，本集團選擇不將非租賃組成部分分開，並將每個租賃組成部分和任何關聯的非租賃組成部分作為所有租賃的單一租賃組成部分進行列賬。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(g) Leased assets (continued)

As a lessee (continued)

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group are primarily staff apartments with lease term of less than 12 months. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Depreciation is calculated to write off the cost of items of right-of-use assets, using the straight-line method over the unexpired lease term.

2 重大會計政策（續）

(g) 租賃資產（續）

作為承租人（續）

在租賃開始日期，本集團確認使用權資產和租賃負債，但不包括租賃期不超過12個月的短期租賃和低價值資產租賃，就本集團而言租賃期不超過12個月的主要為員工公寓。當本集團就一項低價值資產訂立租約時，本集團決定是否以逐項租賃為基準對該租賃進行資本化。與未資本化的租賃相關的租賃付款在租賃期內系統地確認為開支。

當租賃資本化時，租賃負債按租賃期內應付租賃付款的現值進行初始確認，並使用租賃中隱含的利率進行折現，如果無法輕易確定該利率，則採用相關的增量借款利率。初始確認後，租賃負債按攤銷成本計量，利息開支採用實際利率法計算。不依賴指數或利率的可變租賃付款不包括在租賃負債的計量中，因此在其產生的會計期間自損益中扣除。

當租賃資本化時確認的使用權資產初步按成本計量，成本包括租賃負債的初始金額加上於開始日或之前支付的任何租賃付款，以及產生的任何初始直接成本。在適用的情況下，使用權資產的成本還包括拆除和移除相關資產或恢復相關資產或其所在場所的成本估算，折現至其現值，減去獲得的任何租賃激勵。使用權資產隨後按成本減去累計折舊和減值虧損（請參閱附註2(h)(ii)）列賬。折舊的計算方法為採用直線法撇銷使用權資產於未屆滿租賃期內的項目成本。

2 MATERIAL ACCOUNTING POLICIES (continued)

(g) Leased assets (continued)

As a lessee (continued)

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract ("lease modification") that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions that occurred as a direct consequence of the COVID-19 pandemic and met the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognized the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

The Group presents right-of-use assets and presents lease liabilities separately in the consolidated statements of financial position.

2 重大會計政策（續）

(g) 租賃資產（續）

作為承租人（續）

當指數或利率的變動導致未來租賃付款發生變化，或本集團對剩餘價值擔保項下預期應付金額的估計發生變化，或重新評估本集團是否有合理把握行使購買、延期或終止選擇權而發生變化時，租賃負債將被重新計量。租賃負債按此方式重新計量時，會對使用權資產的賬面金額進行相應調整，如果使用權資產賬面金額已減為零，則計入損益。

當租賃範圍或租賃對價發生變動，而該變動未在租賃合約中作出初始規定（「租賃修改」）且未作為單獨租賃列賬時，租賃負債亦將被重新計量。在這種情況下，租賃負債按修改後的租賃付款和租賃期限，使用修改後的折現率在修改生效日重新計量。但因COVID-19疫情而直接產生並符合《國際財務報告準則》第16號租賃第46B段所列條件的任何租金減免為唯一例外。在這種情況下，本集團利用實際權宜法，不評估租賃減免是否屬於租賃修改，並在觸發租金減免的事件或條件發生期間，於損益中將對價變動確認為負可變租賃付款。

本集團在綜合財務狀況表中列報使用權資產，並單獨列示租賃負債。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets

(i) Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit losses (ECLs) on financial assets measured at amortized cost (including cash and cash equivalents, restricted cash, term deposits, trade and other receivables).

Other financial assets measured at fair value through profit or loss, including other investments, are not subject to the ECL assessment.

Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

• fixed-rate financial assets and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

2 重大會計政策（續）

(h) 信貸虧損和資產減值

(i) 金融工具信貸虧損

本集團就以攤銷成本計量的金融資產（包括現金及現金等價物、受限制現金、定期存款、貿易及其他應收款項）的預期信貸虧損確認虧損撥備。

以公允價值計量且其變動計入當期損益的其他金融資產（包括其他投資）無需進行預期信貸虧損評估。

預期信貸虧損的計量
預期信貸虧損是以概率加權估計的信貸虧損。信貸虧損按所有預期現金差額（即根據合約應付本集團的現金流與本集團預期收取現金流之間的差額）的現值計量。

如折現的影響重大，則預期現金差額將按以下折現率折現：

• 固定利率金融資產和貿易及其他應收款項：初始確認時確定的實際利率或其近似值。

估計預期信貸虧損時所考慮的最長期限為本集團面臨信貸風險的最長合約期。

在計量預期信貸虧損時，本集團考慮合理及有理據而無需付出過多的成本或努力即可獲得的資料，包括過往事件、當前狀況及未來經濟狀況預測等資料。

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Measurement of ECLs (continued)

ECLs are measured on either of the following bases:

- 12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

- lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

預期信貸虧損的計量（續）

預期信貸虧損基於以下基準計量：

- 12個月的預期信貸虧損：預計在報告日期後12個月內可能發生的違約事件造成的虧損；及

- 整個存續期的預期信貸虧損：預計該等採用預期信貸虧損模式的項目在整個預期存續期內所有可能發生的違約事件造成的虧損。

貿易應收款項的虧損撥備總是按相等於整個存續期的預期信貸虧損金額計量。該等金融資產的預期信貸虧損使用基於本集團歷史信貸虧損經驗的撥備矩陣估計，並按在報告日期債務人的特定因素及對當前和預測整體經濟狀況的評估予以調整。

對於所有其他金融工具，本集團確認相當於12個月預期信貸虧損的虧損撥備，除非自初始確認後金融工具的信貸風險大幅增加，否則在此情況下虧損撥備會以相等於整個存續期的預期信貸虧損金額計量。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or (ii) the financial asset is 30 days past due. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

- failure to make payments of principal or interest on their contractually due dates;

- an actual or expected significant deterioration in a financial instrument's external or internal credit rating (if available);

- an actual or expected significant deterioration in the operating results of the debtor; and

- existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor's ability to meet its obligation to the Group.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

信貸風險顯著增加

在評估金融工具的信貸風險自初始確認後是否顯著增加時，本集團將於報告日期評估的金融工具的違約風險與於初始確認日評估的金融工具的違約風險進行比較。在進行此項重新評估時，本集團認為，當(i)借款人不大可能在本集團不執行追索權採取變現抵押品（如持有）等行動的情況下向本集團悉數支付其信貸債務；或(ii)金融資產逾期30天時，則構成違約事件。本集團會考慮合理及有理據的定量及定性資料，包括歷史經驗及無需付出過多的成本或努力即可獲得的前瞻性資料。

具體而言，在評估信貸風險自初始確認後是否顯著增加時，會考慮以下信息：

- 未能在合約到期日支付本金或利息；

- 金融工具的外部或內部信貸評級（如有）實際或預期顯著惡化；

- 債務人的經營業績實際或預期顯著惡化；及

- 技術、市場、經濟或法律環境的現有或預期變化對債務人履行對本集團責任的能力產生重大不利影響。

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Significant increases in credit risk (continued)

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument's credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(t)(iv) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

信貸風險顯著增加（續）

根據金融工具的性質，判斷信貸風險是否顯著增加的評估按個別基準或集體基準進行。當評估以集體基準進行時，會按照金融工具的共同信貸風險特徵（例如逾期狀態及信貸風險評級）分類。

預期信貸虧損於各報告日期重新計量，以反映自初始確認後金融工具信貸風險的變化。預期信貸虧損金額的任何變化均在損益中確認為減值收益或虧損。本集團確認所有金融工具的減值收益或虧損，並通過虧損撥備科目相應調整其賬面金額。

利息收入的計算基準

根據附註2(t)(iv)確認的利息收入按金融資產的賬面總值計算，除非金融資產出現信貸減值，否則在此情況下利息收入按金融資產的攤銷成本（即賬面總值減虧損撥備）計算。

於各報告日期，本集團會評估金融資產是否發生信貸減值。當發生一項或多項對金融資產估計未來現金流產生不利影響的事件時，金融資產即出現信貸減值。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Basis of calculation of interest income (continued)

Evidence that a financial asset is credit-impaired includes the following observable events:

- significant financial difficulties of the debtor;

- a breach of contract, such as a default or past due event;

- it is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

- the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

利息收入的計算基準（續）

金融資產出現信貸減值的證據包括以下可觀察事件：

- 債務人發生重大財務困難；

- 違反合約，如違約或逾期事件；

- 借款人很可能破產或進行其他財務重組；

- 技術、市場、經濟或法律環境的重大變動對債務人構成不利影響；或

- 發行人陷入財務困難導致證券失去活躍市場。

撇銷政策

若無實際收回可能，則（部分或全部）撇銷該金融資產的賬面總值。這種情況通常發生在本集團確定債務人沒有資產或收入來源可產生足夠的現金流以償還將被撇銷的金額。

過往撇銷資產的後續回收在回收期間於損益確認為減值撥回。

2 MATERIAL ACCOUNTING POLICIES
(continued)

(h) Credit losses and impairment of assets (continued)

(ii) Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;

- right-of-use assets;

- intangible assets;

- goodwill;

- interests in equity-accounted investees; and

- investments in subsidiaries in the Company's statement of financial position.

If any such indication exists, an impairment assessment is performed, where the asset's recoverable amount is estimated. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units ("CGU"s) (e.g. the Group's individual self-operated stores).

- Calculation of recoverable amount
  The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(ii) 其他非流動資產減值

本集團於各報告期末均會審閱內部及外部資料來源，以識別下列資產是否出現減值跡象，或先前確認的減值虧損是否不再存在或可能已經減少：

- 物業、廠房及設備；

- 使用權資產；

- 無形資產；

- 商譽；

- 以權益法入賬的被投資公司權益；及

- 本公司財務狀況表中於附屬公司的投資。

倘存在任何該等跡象，則會進行減值評估，並估計資產的可收回金額。資產被組合成為能夠在持續使用中產生現金流入，且其產生之現金流入能大致區別於其他資產或現金產生單位（「現金產生單位」）之最小資產組別（例如本集團的個體自營門店）。

- 計算可收回金額
  資產的可收回金額為其公允價值減出售成本與使用價值之間的較高者。在評估使用價值時，估計日後現金流乃按稅前貼現率貼現至其現值，該貼現率反映目前市場對貨幣時間值及該資產特定風險之評估。如果資產基本上未能產生獨立於其他資產的現金流入時，則為現金產生單位釐定可收回金額。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(ii) Impairment of other non-current assets (continued)

- Recognition of impairment losses
  An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

- Reversals of impairment losses
  An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of an asset.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the periods in which the reversals are recognized.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(ii) 其他非流動資產減值（續）

- 減值虧損確認
  倘資產或其所屬現金產生單位的賬面金額超過其可收回金額，則於損益確認減值虧損。就現金產生單位確認的減值虧損，按比例分配以減低該單位（或一組單位）內資產的賬面金額，惟資產賬面值不可減至低於其個別公允價值減出售成本（如可計量）或使用價值（如可確定）。

- 減值虧損撥回
  倘用以釐定資產可收回金額的估計出現有利變動，有關減值虧損將予撥回。

  撥回的減值虧損以在過往期間並無確認減值虧損的情況下原應釐定的資產賬面金額為限。撥回的減值虧損乃於確認撥回的期間計入損益。

2 MATERIAL ACCOUNTING POLICIES (continued)

(i) Inventories

Inventories are finished goods which are held for sale, including the products placed at franchisees' stores, and low value consumables to be consumed in the ordinary course of business.

Inventories are carried at the lower of cost and net realizable value.

Cost of inventories is calculated using the weighted average method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

The amount of any write-down of inventories to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Loss of inventories is recognized as an expense in the period the loss occurs. For the products placed at franchisees' stores, the Group bears inventory loss up to a pre-determined loss rate as agreed with franchisees. The Group requires compensations from franchisees for the inventory losses in excess of the pre-determined loss rate.

2 重大會計政策（續）

(i) 存貨

存貨是指持有待出售的製成品，包括加盟商門店銷售的產品以及日常業務過程中消耗的低價消耗品。

存貨按成本和可變現淨值二者中的較低者列賬。

存貨成本採用加權平均法計算。

可變現淨值指日常業務過程中的估計售價扣除進行銷售必要的估計成本。

售出存貨時，該等存貨的賬面金額在確認相關收入的期間確認為開支。

任何存貨減值至可變現淨值的金額於發生減值期間確認為開支。任何存貨減值撥回金額於發生撥回期間確認為存貨金額減少（確認為開支）。

存貨虧損於虧損發生期間確認為開支。就加盟商門店銷售的產品而言，本集團以與加盟商達成的預先確定的虧損率承擔存貨虧損。本集團要求超出預先確定的虧損率部分的存貨虧損由加盟商賠償。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(j) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(t)). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2(k)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(t)).

(k) Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2(h)(i)).

2 重大會計政策（續）

(j) 合約負債

合約負債在客戶於本集團確認相關收入（請參閱附註2(t)）前支付不予退還對價時確認。若本集團在確認相關收入前有無條件收取不予退還對價的權利，則合約負債亦將予以確認。在該情況下，亦須確認相應應收款項（請參閱附註2(k)）。

就與客戶簽訂的單份合同而言，須呈列合約資產淨值或合約負債淨額。就多份合同而言，無關聯關係合同的合約資產和合約負債不按淨值呈列。

倘合約包括重大融資部分，合約餘額包含實際利率法計量的累計利息（請參閱附註2(t)）。

(k) 貿易及其他應收款項

應收款項於本集團擁有無條件權利可收取對價時予以確認。若對價僅隨時間推移即會成為到期應付，則收取對價的權利為無條件。若於本集團擁有無條件收取對價的權利之前已確認收入，該等金額作為合約資產呈列。

應收款項採用實際利率法按攤銷成本減信貸虧損撥備列賬（請參閱附註2(h)(i)）。

2 MATERIAL ACCOUNTING POLICIES (continued)

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(h)(i).

(m) Other investments

Other investments are classified as measured at fair value through profit or loss (FVTPL). Changes in the fair value of the investments are recognized in profit or loss.

(n) Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares are recognized in equity as a deduction, net of tax, from the proceeds.

(p) Interest-bearing borrowings

Interest-bearing borrowings are measured initially at fair value less transaction costs.

Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group's accounting policy for borrowing costs (see Note 2(v)).

2 重大會計政策(續)

(l) 現金及現金等價物

現金及現金等價物包括銀行存款及手頭現金、存放於銀行及其他金融機構的活期存款以及可隨時兑換為已知數額現金且所面臨的價值變動風險並不重大的短期高流動性投資(於購入時期限不超過三個月)。根據附註2(h)(i)所載政策，對現金及現金等價物進行預期信貸虧損評估。

(m) 其他投資

其他投資分類為以公允價值計量且其變動計入當期損益。投資的公允價值變動於損益確認。

(n) 貿易及其他應付款項

貿易及其他應付款項初始以公允價值計量且隨後按攤銷成本列賬，除非貼現影響甚小，否則在此情況下按成本列賬。

(o) 股本

普通股分類為權益。

發行新股直接應佔的遞增成本，於扣除税項後於權益中列賬為所得款項的減項。

(p) 計息借款

計息借款最初以公允價值減去交易成本計量。

於初次確認後，計息借款以實際利率法按攤銷成本列賬。利息開支根據本集團有關借款成本的會計政策確認(請參閱附註2(v))。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(q) Employee benefits

(i) Short term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group's subsidiaries in mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the "MPF Scheme") for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees' relevant aggregate income. Contributions to the plan vest immediately. There are no forfeited contributions for the MPF Scheme as the contributions are fully vested to the employees upon payment to the scheme. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

2 重大會計政策（續）

(q) 僱員福利

(i) 短期僱員福利

短期僱員福利在提供相關服務時計入費用。倘本集團現時因僱員過往提供的服務而有支付該等金額的法律或推定義務且該等義務能夠可靠的估計，則預計將支付的金額確認為負債。

(ii) 向定額供款計劃供款

根據中國相關的法律法規，本集團在中國內地的附屬公司均參與由政府機構建立及管理的社會保障系統中的基本養老保險定額供款。本集團根據政府規定的適用標桿以及費率向基本養老保險計劃供款。基本養老保險供款確認為資產成本的部分或於僱員提供相關服務時計入損益。

本集團亦根據《強制性公積金計劃條例》（「強積金計劃」）的規則及規定參與一項為所有香港僱員而設的退休計劃，即一項定額退休供款計劃。按照最低法定供款要求，強積金計劃的供款為合資格僱員相關總收入的5%。該計劃的供款立即歸屬。自僱員支付強積金計劃供款起獲歸屬全額供款且該供款不會被沒收。本退休計劃的資產與本集團於獨立管理的基金內的資產分開持有。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(q) Employee benefits (continued)

(ii) Contributions to defined contribution plans (continued)

The Group participates in various defined contribution retirement benefit plans which are available to all other overseas subsidiaries. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a fund and the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group's contributions to the defined contribution plans are expensed as incurred.

(iii) Share-based payments

The Group operates certain equity-settled share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments of the Group.

The fair value of share awards granted to employees is recognized as an employee cost with a corresponding increase in the share-based payment reserve. The fair value is measured at grant date, taking into account the terms and conditions upon which the shares or share options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the shares or share options, the total estimated fair value of the shares or share options is spread over the vesting period, taking into account the probability that the shares or share options will vest.

2 重大會計政策（續）

(q) 僱員福利（續）

(ii) 向定額供款計劃供款（續）

本集團參與所有其他海外附屬公司均可加入的各種定額供款退休福利計劃。定額供款計劃是一項養老計劃，在該計劃下，本集團支付固定供款至基金，以及倘基金持有資產不足以支付所有僱員在現時或先前期間僱員服務相關的福利，則本集團沒有法律或推定義務進一步供款。本集團對定額供款計劃的供款在發生時計入費用。

(iii) 以股份為基礎的付款

本集團實行若干以權益結算的股份支付薪酬計劃，據此，作為本集團權益工具的對價，本集團將獲得員工服務。

授予員工的股份激勵的公允價值，確認為員工成本，並相應提高以股份為基礎的付款儲備。公允價值在計及授出股份或購股權的條款及條件後於授出日計量。倘員工在無條件獲得股份或購股權之前必須滿足歸屬條件，則在計及股份或購股權獲歸屬的可能性後，股份或購股權的估計公允價值總額將在歸屬期間分攤。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(q) Employee benefits (continued)

(iii) Share-based payments (continued)

During the vesting period, the number of shares that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the period of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of shares that vest (with a corresponding adjustment to equity). For shares granted, the equity amount is transferred from share-based payment reserve to share premium.

If new equity instruments are granted to the employee and, on the date when those new equity instruments are granted, the entity identifies the new equity instruments granted as replacement equity instruments for the cancelled equity instruments, the entity shall account for the granting of replacement equity instruments in the same way as a modification of the original grant of equity instruments.

At the date the replacement awards are granted, the entity accounts for any incremental fair value in addition to the grant-date fair value of the original award. The incremental fair value is the difference between the fair value of the replacement award and the net fair value of the cancelled award, both measured at the date on which the replacement award is issued. The net fair value is the fair value of the cancelled award measured immediately before the cancellation, less any payment made to the employees on cancellation.

2 重大會計政策（續）

(q) 僱員福利（續）

(iii) 以股份為基礎的付款（續）

於歸屬期內，本集團將審核預期歸屬股份的數目。對往年確認的累積公允價值做出任何相應調整將在審核期間的損益中扣除／計入（除非原員工開支合資格被確認為資產），並對以股份為基礎的付款儲備作出相應調整。在歸屬日，確認為費用的金額被調整以反映歸屬的實際股份數目（對權益進行相應調整）。對於已授出股份，股權金額由以股份為基礎的付款儲備轉為股份溢價。

倘向僱員授予了新的權益工具，並且在授予這些新的權益工具之日，實體將授予的新權益工具確定為已取消的權益工具的替代權益工具，則實體須對替代權益工具的授予做出與對原權益工具授予的修改一樣的說明。

在授予替代獎勵之日，實體在原始獎勵的授予日公允價值之外計入任何增量公允價值。增量公允價值是替代獎勵的公允價值與被取消獎勵的淨公允價值之間的差額，兩者均在替代獎勵發出之日計量。淨公允價值是在緊接取消之前計量的被取消獎勵的公允價值，減去於取消之時支付給僱員的任何款項。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(q) Employee benefits (continued)

(iii) Share-based payments (continued)

The Group recognizes the effects of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employee. If the Group modifies the terms or conditions of the share awards granted without reducing the number of equity instruments granted in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the equity instruments granted (unless those equity instruments are forfeited) as if that modification had not occurred.

(iv) Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.

2 重大會計政策（續）

(q) 僱員福利（續）

(iii) 以股份為基礎的付款（續）

本集團確認增加以股份為基礎的付款安排的總公允價值或在其他方面對僱員有利的修改所產生的影響。倘本集團以降低以股份為基礎的付款安排的公允價值總額或在其他方面對僱員不利的方式，在不減少所授予權益工具數量的情況下修改授予的股份激勵的條款或條件，本集團仍將原授予日所授予權益工具的公允價值（除非該等權益工具已被沒收）確認為最低金額，就如同該修改並未發生一樣。

(iv) 離職福利

離職福利在本集團不再能撤銷給予的該等福利與本集團確認涉及支付離職福利的重組成本的較早者發生時確認。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(r) Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of each reporting period, and any adjustment to tax payable in respect of previous periods. The amount of current tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Deferred tax is not recognized for:

- temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss) and does not give rise to equal taxable and deductible temporary differences;
- temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future; and
- those related to the income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development.

2 重大會計政策（續）

(r) 所得税

期內所得税包括即期税項及遞延税項資產及負債的變動。即期税項及遞延税項資產及負債的變動均於損益內確認，惟於其他全面收益或直接在權益內確認的項目則除外，在此情況下，有關税額分別於其他全面收益中確認或直接在權益內確認。

即期税項為按期間應課税收入，根據於各報告期末已執行或實質上已執行的税率計算的預期應付税項，以及對過往期間應付税項作出的任何調整。即期應付税項的金額是對預期支付或收到的税款的最佳估計，反映了與所得税有關的不確定性（如有）。

遞延税項資產及負債分別由可抵扣和應課税暫時性差異產生，即資產及負債就財務報告目的的賬面金額與其税基之間的差額。遞延税項資產亦由未使用税項虧損和未使用税項抵免所產生。以下情況不確認遞延税項：

- 暫時性差異產生自交易中對資產或負債的首次確認，且此交易並非企業合併，而交易時對會計溢利或應課税溢利（或可抵扣虧損）均無影響，並且不會產生相等的應課税及可抵扣暫時性差異；
- 暫時性差異與附屬公司投資有關，且本集團能夠控制暫時性差異撥回的時間，以及此差異可能在可預見的未來不會撥回；及
- 為實施經濟合作與發展組織頒佈的二支柱模板規則而頒佈或實質頒佈的税法所產生的所得税有關的情況。

2 MATERIAL ACCOUNTING POLICIES (continued)

(r) Income tax (continued)

The Group recognized deferred tax assets and deferred tax liabilities separately in relation to its lease liabilities and right-of-use assets.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

2 重大會計政策（續）

(r) 所得稅（續）

本集團就租賃負債及使用權資產分別確認遞延稅項資產及遞延稅項負債。

遞延稅項資產僅就可能有未來應課稅利潤而就此可使用該資產而確認。未來應課稅利潤根據相關應課稅暫時性差異的撥回確定。倘應課稅暫時性差異的金額不足以完全確認遞延稅項資產，則根據本集團各附屬公司的業務計劃，考慮未來應課稅利潤並對現有的暫時性差異撥回進行調整。本集團會於各報告期末審閱遞延稅項資產，並調低至不再可能獲得足夠應課稅利潤以抵扣相關稅務利益。倘日後有可能獲得足夠的應課稅利潤，則會撥回該等扣減金額。

於各報告日期對未確認的遞延稅項資產進行重新評估，並於未來有可能獲得可用於抵扣該等稅項資產的應課稅利潤時予以確認。

遞延稅項是按預期差異撥回時適用於暫時性差異的稅率（於報告日期頒佈的或實際頒佈的）來計量，並反映了與所得稅相關的不確定性（如有）。遞延稅項的計量反映本集團於報告日期時預期收回或結算其資產及負債賬面金額的方式會帶來的稅務影響。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(r) Income tax (continued)

Deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:

- the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities;

- they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(s) Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2 重大會計政策（續）

(r) 所得税（續）

若滿足以下所有條件，則遞延税項資產及負債將被抵銷：

- 應課税實體於法律上具有可將即期税項資產抵銷即期税項負債的可行使權利；

- 涉及同一税務機關就下列項目徵收的所得税；

  - 同一應課税實體；或

  - 不同的應課税實體，且預計於未來每個預期有大量遞延税項負債或資產被結算或收回的期間，以淨額結算即期税項負債及資產，或同時變現資產及結清負債。

(s) 撥備及或有負債

當本集團有因過往事件而產生的法律或推定義務，很可能需要產生經濟利益流出以清償該等義務，並作出可靠估計時，確認撥備。倘貨幣的時間價值屬重大時，撥備乃按預計用於清償債務支出的現值列示。

倘需要經濟利益流出的可能性不大，或者數額不能可靠估計，該義務應作為或有負債披露，除非經濟利益流出的可能性極小。只有一項或多項未來事件的發生或不發生才能確認其存在的潛在義務，亦作為或有負債披露，除非經濟利益流出的可能性極小。

2 MATERIAL ACCOUNTING POLICIES (continued)

(t) Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of products and the provision of services.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales return.

The Group allocates the transaction price expected to be received from franchisees or distributors to different performance obligations based on their relative standalone selling prices. In particular, the consideration in arrangements with franchisees and distributors includes sales-based amounts. Such sales-based amounts are excluded from the transaction price until the sales by franchisees have occurred and would be allocated entirely to the franchise/distributor license fees as they relate entirely to the Group's promise to provide franchisees/distributors access to the Group's brand name and trademarks.

The Group takes advantage of the practical expedient in paragraph 63 of IFRS 15 and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less.

2 重大會計政策（續）

(t) 收入和其他收益

本集團在銷售產品及提供服務時產生的收入，分類為收益。

收入在產品或服務的控制權轉移給客戶時確認，其金額為本集團預期有權獲得以換取完成具體履約義務的承諾對價金額，不包括代表第三方收取的金額。收入不包括增值稅或其他銷售稅，並已扣除任何銷售回扣及銷售退回。

本集團根據其相對獨立的銷售價格賦予預期從加盟商或代理商獲得的交易價格不同履約義務。尤其是，與加盟商和代理商安排的對價中，包括基於銷售的金額。該等基於銷售的金額在加盟商完成銷售前不計入交易價格，並將全部分配給加盟／分銷授權費，原因是該等金額與本集團向加盟商／代理商提供本集團品牌名稱和商標使用權的承諾完全相關。

本集團利用《國際財務報告準則》第15號63段所載的實務權宜作法，如果預期融資期不超過12個月，則不調整任何重要融資部分影響的對價。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(t) Revenue and other income (continued)

Further details of the Group's revenue and other income recognition policies are as follows:

(i) Sales of products

Retail sales in self-operated stores

Revenue from retail sales to customers in self-operated stores is recognized at the point when the end customer takes possession of and pays for the products.

Product sales to franchisees

The Group has entered into a series of agreements with certain franchisees, primarily in the PRC, Indonesia and Vietnam, which mainly include a license agreement and a sales agreement (collectively "Franchise Agreements"), whereby the franchisees are licensed to operate the franchised stores and are authorized to sell, in their own retail stores, the products that they have purchased from the Group. Revenue from sales to these franchisees is recognized at the point when they obtain the legal title of the product and become obliged to pay for the products, which is when the franchisees sell the product to their customers in the franchisees' stores.

For product sales to franchisees, the Group has determined that the franchisees are the customers of the Group. The franchisees operate retail stores at their own chosen locations under the framework set out under the Franchise Agreements. At inception of the franchise arrangement, franchisees are required to place a deposit with the Group which covers the estimated maximum value of merchandise that their stores may hold throughout the franchise period, and this amount is reviewed upon renewal of the franchisee arrangement. The deposit is refundable at the expiry of the Franchise Agreement, provided that the franchisees have no remaining merchandise unsold and have settled other balances with the Group.

2 重大會計政策（續）

(t) 收入和其他收益（續）

本集團收入及其他收益確認政策詳情如下：

(i) 產品銷售

直營店零售銷售

直營店向客戶的零售收入，在終端客戶擁有產品並為其付款時確認。

向加盟商銷售產品

本集團與若干加盟商（主要位於中國、印度尼西亞和越南）簽訂了一系列協議，主要包括授權許可協議和銷售協議（統稱為「特許經營協議」），據此，加盟商獲授權經營加盟店，並被授權在其自身的零售店中銷售他們從本集團購買的產品。當加盟商獲得產品的合法所有權並有義務為產品付款時，即加盟商在其加盟店向客戶銷售產品時，向該等加盟商的銷售收入即被確認。

就向加盟商銷售產品而言，本集團已確定加盟商為本集團客戶。加盟商根據特許經營協議框架協議，在其選擇的地點經營零售店。在特許經營安排開始之時，加盟商須向本集團繳付保證金，該保證金涵蓋其店舖在整個特許經營期間可能持有的商品的估計最高價值，而該保證金會在加盟商安排續期時進行覆核。在特許經營協議期滿時，若加盟商無剩餘商品未售出，且已與本集團結清其他結餘，則保證金可予退還。

2 MATERIAL ACCOUNTING POLICIES (continued)

(t) Revenue and other income (continued)

(i) Sales of products (continued)

Product sales to franchisees (continued)

The franchisees employ and manage their own staff to operate the stores and serve their customers (i.e. end consumers who visit the stores), and bear the costs associated with the operation. The franchisees' retail stores generally carry a wide range of merchandise that they exercise discretion to select from the Group's array of product categories.

The franchisees are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores. They also control the physical access to merchandise in possession through their operation of the retail stores. In general, the Group does not have any obligation or practice to accept any return of unsold products, except for rare cases such as a latent defect subject to a product recall or certain limited seasonal items that have passed their sales season.

The franchisees have the right to price their merchandise within a specified range of the recommended retail price set by the Group. They also have the ability to carry out discretionary promotional campaigns for their stores or decide whether to participate in a promotional campaign launched by the Group. The franchisees can offer more discounts on selected items beyond the range specified in discretionary promotional campaigns, and will have to bear a substantial portion of reduced margin from lowering the sales price for such campaigns.

2 重大會計政策（續）

(t) 收入和其他收益（續）

(i) 產品銷售（續）

向加盟商銷售產品（續）

加盟商僱傭及管理自身員工來經營店舖和服務顧客（即到訪店舖的終端消費者），並承擔與經營相關的成本。加盟商的零售店一般擺放其可酌情從本集團的一系列產品類別中選擇的各類商品。

一旦所選商品交付予門店，加盟商對該等商品的擺放、實物保管和狀況負責。他們還通過零售店的經營控制對所擁有商品的實際使用情況。一般而言，本集團沒有任何義務或慣例接受任何未售出產品的退貨，除非出現罕見情況，例如產品因潛在缺陷而被召回，或部分已過銷售季節的限量季節性產品。

加盟商有權在本集團所設定的建議零售價格的指定範圍內為其商品定價。他們也能夠為其店舖開展適當促銷活動或決定是否參加本集團發起的促銷活動。加盟商可就選定商品提供更大的折扣，優惠力度超過在開展適當促銷活動中所規定的幅度，並將承擔因此類促銷活動降低銷售價格而減少的大部分利潤。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(t) Revenue and other income (continued)

(i) Sales of products (continued)

Sales to offline distributors

The Group has entered into a series of agreements with certain offline distributors, primarily overseas, which mainly include a master license agreement and a sales agreement, whereby the distributors are authorized to sub-license the operation of franchised stores in its authorized territory and sell the products that they have purchased from the Group to the franchised stores in its authorized territory. Revenue from sales of products to these distributors is recognized at the point when the products have been shipped from or delivered to the specific locations according to the detailed agreement between the Group and distributors. Revenue is recognized based on the contract price, net of sales rebates.

Online sales

Revenue from online sales to customers, which are conducted through the Group's self-operated online stores on WeChat Mini Program and third-party e-commerce platforms, is recognized at the point when the products are delivered to customers. The Group has also entered into agreements with certain online distributors, who are authorized to sell products to customers through their online stores on various major e-commerce platforms. Revenue is recognized when control of the goods has transferred according to respective agreed terms of delivery, which is at the point in time when the distributor obtains control of the distinct good.

2 重大會計政策（續）

(t) 收入和其他收益（續）

(i) 產品銷售（續）

向線下代理商銷售

本集團與若干線下代理商（主要是海外代理商）簽訂了一系列協議，主要包括主授權許可協議和銷售協議，據此，授權代理商在其授權區域內再授權經營加盟店，及向其授權區域內的加盟店銷售其從本集團購買的產品。當產品根據本集團與代理商之間的具體協議從特定地點發貨或交付到特定地點時，確認向該等代理商銷售產品所得收入。收入乃根據減去銷售回扣的合同價格確認。

線上銷售

通過本集團微信小程序上的自營網店及第三方電商平台向客戶的線上銷售所得收入，在產品交付客戶時予以確認。本集團亦與若干線上代理商達成協議，獲授權的代理商通過其在各大電商平台的網店向客戶銷售產品。當貨物的控制權根據各自商定的交付條款轉移時，即代理商獲得對該特定商品的控制權時，收入即被確認。

2 MATERIAL ACCOUNTING POLICIES (continued)

(t) Revenue and other income (continued)

(ii) License fees, sales-based royalties and sales-based management and consultation service fees

Franchisees and distributors are required to provide non-refundable upfront payments in exchange for the franchise right or sub-license right, which represent primarily their right to access the Group's brand name and trademarks. In addition, franchisees are also required to pay sales-based royalties and sales-based management and consultation services fees for such access. The fixed component of such royalties is recognized as revenue over the estimated license period, while the sales-based component is recognized as revenue when the related sales occur.

(iii) Customer loyalty program

The Group maintains spend-based customer loyalty programs for MINISO and TOP TOY brands, under which loyalty points are rewarded to end customers based on the spend level and are redeemable in future purchases when certain criteria is met. Transaction price is allocated to the product(s) and the loyalty points are rewarded on a relative standalone selling price basis. Revenue associated with the price allocation of loyalty points rewarded is deferred and a corresponding liability is established in contract liabilities.

The Group has established a premium paid membership program to cultivate customer loyalty and encourage repeat purchases. Under such membership program, customers pay membership fee in advance for subscriptions of premium members in a specific membership period, which ranges from 1 month to 1 year. Premium members are entitled to special prices for select products and additional discounts throughout membership period. The membership fee is recognized as revenue over the specific membership period. Unamortized portion of upfront membership fees received were recognized as contract liabilities.

2 重大會計政策（續）

(t) 收入和其他收益（續）

(ii) 授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費

加盟商及代理商須提供不可退還的預付付款，以換取特許經營權或轉授權，該權利主要是指其使用本集團品牌名稱及商標的權利。此外，加盟商還須就相關使用支付基於銷售的特許權使用費及基於銷售的管理及諮詢服務費。特許權使用費的固定部分在預計許可期間確認為收入，而基於銷售的部分在相關銷售發生時確認為收入。

(iii) 顧客會員計劃

本集團為名創優品和TOP TOY品牌維繫基於消費的顧客會員計劃，根據該計劃，基於消費水平獎勵給終端客戶的會員積分在滿足若干標準的情況下可於將來購買中兌現。交易價格按相對獨立的銷售價格分配給產品和獎勵的會員積分。與獎勵的會員積分的價格分配相關的收入被遞延，相應的負債在合約負債中確立。

本集團已設立高級付費會員計劃，以培養客戶忠誠度及鼓勵重複購買。根據該會員計劃，客戶須於特定會員期（介乎1個月至1年）內就訂閱高級會員預先支付會員費。高級會員有權於整個會員期內享有指定產品特價及額外折扣。會員費於特定會員期內確認為收入。預收會費的未攤銷部分確認為合約負債。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(t) Revenue and other income (continued)

(iv) Interest income

Interest income is recognized as it accrues using the effective interest method.

(v) Government grants

Government grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(u) Translation of foreign currencies

(i) Functional and presentation currency

Item included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the "functional currency"). The functional currency of the Company is United States Dollars ("USD"). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi ("RMB"), unless otherwise stated. All values are rounded to the nearest thousand except when otherwise indicated.

2 重大會計政策（續）

(t) 收入和其他收益（續）

(iv) 利息收入

利息收入採用實際利率法確認。

(v) 政府補助

當可合理保證本集團將會收到政府補助且本集團將滿足補助所附條件時，便會於財務狀況表中初步確認政府補助。補償本集團所產生開支的補助，會根據擬補償的相關成本發生的時間於損益確認為其他收入。補償本集團某項資產成本的補助會自該資產的賬面金額扣除，從而通過減少折舊開支的方式，於該資產的可使用年期內有效地於損益確認。

(u) 外幣折算

(i) 功能及呈列貨幣

本集團各實體財務報表中所列項目採用最能反映與該實體相關的基本事件和情況的經濟實質的貨幣（「功能貨幣」）進行計量。本公司的功能貨幣為美元（「美元」）。由於本集團的主要業務在中國境內，除另有説明外，本集團決定以人民幣（「人民幣」）呈列其綜合財務報表。所有數值已約整至最接近的千位數。

2 MATERIAL ACCOUNTING POLICIES (continued)

(u) Translation of foreign currencies (continued)

(ii) Transactions and balances

Foreign currency transactions during the reporting period are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the end of each reporting period. Exchange gains and losses are recognized in profit or loss and presented within other net income.

Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated at the exchange rate at the date when the fair value was determined.

(iii) Foreign operations

The results of foreign operations are translated into RMB at the exchange rates approximating the exchange rates at the dates of the transactions. Statement of financial position items are translated into RMB at the exchange rates at the end of each reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences in the translation reserve relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

2 重大會計政策（續）

(u) 外幣折算（續）

(ii) 交易及結餘

報告期間外幣交易按交易日的匯率折算成本集團各公司的功能貨幣。

以外幣計值的貨幣資產及負債按各報告期末的匯率折算為功能貨幣。匯兑損益在損益中確認，並在其他淨收入中呈列。

以外幣為單位按歷史成本計量的非貨幣資產及負債按交易日的匯率換算。以外幣為單位按公允價值計量的非貨幣資產及負債採用公允價值釐定之日的匯率換算。

(iii) 海外業務

海外業務的業績按與交易日期外匯匯率相若的匯率折算成人民幣。財務狀況表的項目按各報告期末的匯率折算成人民幣。由此產生的匯兑差額於其他全面收益確認，並於匯兑儲備的權益中分開累計。

於出售海外業務時，與該海外業務有關的匯兑差額的累計數額於確認出售損益時從權益重新分類為損益。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(v) Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

(w) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

- The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

- One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

- Both entities are joint ventures of the same third party.

- One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

- The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

2 重大會計政策（續）

(v) 借款成本

購買或建設一項須大量時間方可作擬定用途的資產所直接產生的借款成本資本化為該資產成本的一部分。其他借款成本於產生期間計入費用。

(w) 關聯方

(a) 下列個人或與其關係密切的家庭成員可視為本集團的關聯方：

(i) 控制或共同控制本集團；

(ii) 對本集團具有重大影響力；或

(iii) 身為本集團或本集團母公司的關鍵管理人員。

(b) 符合下列任何條件的實體可視為本集團的關聯方：

- 與本集團同屬同一集團的實體（即集團內所有母公司、附屬公司及同系附屬公司之間互為關聯方）。

- 某一實體的聯營公司或合資企業（或另一實體為成員公司的集團旗下成員公司的聯營公司或合資企業）。

- 同為同一第三方的合營實體。

- 某一實體為第三方實體的合資企業並且另一實體為該第三方實體的聯營公司。

- 該實體是為本集團或本集團關聯實體的僱員而設的離職後福利計劃。

2 MATERIAL ACCOUNTING POLICIES (continued)

(w) Related parties (continued)

- The entity is controlled or jointly controlled by a person identified in (a).

- A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

- The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group's parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(x) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

2 重大會計政策（續）

(w) 關聯方（續）

- 受(a)中所述的個人控制或共同控制的實體。

- 受(a)(i)中所述個人重大影響的實體，或(a)(i)中所述個人為實體（或實體的母公司）的關鍵管理人員。

- 該實體，或其所屬集團的任何成員，向本集團或本集團的母公司提供關鍵管理人員服務。

一名人士的親密家庭成員指在與該實體從事交易時可能會影響該人或受該人影響的家庭成員。

(x) 分部報告

經營分部，以及在財務報表中報告的各分部項目金額，從定期提供給本集團最高行政管理層以對本集團各業務線和地理位置進行資源分配和績效評估的財務資料中確定。

個別重要的經營分部不會合併以供財務報告之用，但如該等經營分部的產品和服務性質、客戶類別或階層、分銷產品或提供服務的方法以至監管環境的本質等經濟特性均屬類似，則作別論。個別非重要經營分部若滿足上述大部分標準，則可以匯總。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

3 ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

- Note 2(t)(i)-product sales to franchisees: whether revenue from product sales to franchisees is recognized at the point when the franchisees sell the product to their customers in the franchisees' stores

- Note 2(t)(ii)-license fees, sales-based royalties and sales-based management and consultation services fees: whether revenue is recognized over time

Note 27 contains information about the assumptions and their risk factors relating to measurement of ECL allowance for trade receivables and fair value of financial instruments. Other significant sources of estimation uncertainty are as follows:

(a) Write down of inventories

The Group determines the write-down for obsolescence, anticipated markdown and low demand of inventories. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Group considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies. It could change significantly as a result of change in the product demands and pricing strategies due to change in market condition.

3 會計判斷及估計

編製該等財務報表需要管理層作出影響政策應用以及資產、負債、收益及開支等呈報金額的判斷、估計及假設。該等估計及相關假設基於過往經驗及在相關情況下被認為屬合理的多項其他因素作出，其結果構成了對無法從其他途徑實時得知的資產及負債賬面值作出判斷的基礎。實際業績可能有別於該等估計。

該等估計和相關假設按持續基準予以審閱。會計估計的修訂是預先確定的。

以下附註呈列了在採用對財務報表中確認的金額有最大影響的會計政策時作出的判斷的資料：

- 附註2(t)(i)－向加盟商銷售產品：當加盟商在加盟商店內銷售產品予其客戶時，是否確認向加盟商銷售產品的收入

- 附註2(t)(ii)－授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費：收入是否隨時間推移而確認

附註27包含有關衡量貿易應收款項的預期信貸虧損撥備以及金融工具公允價值的假設及其風險因素的資料。其他估計不確定性的重大來源如下：

(a) 存貨減值

本集團因存貨過時、預期降價及需求下降確定減值。當預計可變現淨值低於成本時以存貨減值入賬。在確定存貨減值時，本集團會考慮存貨陳舊、預計產品需求、過往定價趨勢以及預計未來定價策略等因素。由於市場情況的變動，產品需求以及定價策略的變化可能導致重大變化。

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

(b) Impairments of property, plant and equipment and right-of-use assets related to self-operated stores

In considering the impairment losses that may be required for certain property, plant and equipment and right-of-use assets related to self-operated stores, recoverable amount of these assets needs to be determined, being the higher of fair value less costs of disposal and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to items such as forecasted sales. The Group uses all readily available information in determining an amount that is reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as forecasted sales. It is difficult to precisely estimate fair value less costs of disposal because market rentals used to estimate the self-operated stores' fair value less costs of disposal may not be readily available. The Group evaluates market rentals with the assistance of valuation professionals.

(c) Recognition of deferred tax assets

Deferred tax assets in respect of tax losses and other deductible temporary differences carried forward are recognized and measured based on the expected manner of realization or settlement of the carrying amount of the assets, using tax rates enacted or substantively enacted at the end of the reporting periods. In determining the carrying amounts of deferred tax assets, expected taxable profits are estimated which involves a number of assumptions relating to the operating environment of the Group and requires significant level of judgement exercised by the directors. Any change in such assumptions and judgement would affect the carrying amounts of deferred tax assets to be recognized and hence the net profit in future years.

3 會計判斷及估計（續）

(b) 與直營店有關的物業、廠房及設備以及使用權資產減值

在考慮與直營店有關的若干物業、廠房及設備以及使用權資產可能需要的減值虧損時，需要確定該等資產的可收回金額（即其公允價值減出售成本與使用價值之間的較高者）。在確定使用價值時，資產產生的預計現金流折現為現值，這需要對預期銷售收入等項目進行重大判斷。本集團利用所有隨時可得的資料，釐定可收回金額的合理近似值，包括基於合理和有據的項目假設及預測作出估計，例如預期銷售收入。由於使用預測直營店公允價值的市場租金減出售成本可能無法隨時可得，因此難以精確估計公允價值減出售成本。本集團在估值專業人士的協助下評估市場租金。

(c) 遞延税項資產確認

有關已結轉税項虧損以及其他可扣除暫時性差異的遞延税項資產乃按照資產賬面金額預期的實現方式或結算方式，使用報告期末已頒佈或實質頒佈的税率進行確認和測量。在確認遞延税項資產的賬面金額時，預計應課税利潤的估計涉及與本集團經營環境有關的若干假設，要求董事作出重大判斷。上述假設及判斷的任何變動都會影響待確認遞延税項資產的賬面金額以及因此影響未來年度的淨利潤。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

(d) Share-based compensation

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 25.

(e) Depreciation and amortization

Property, plant and equipment, right-of-use assets and intangible assets, are depreciated or amortized on a straight-line basis over the estimated useful lives of the assets. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting periods. The useful lives are based on the Group's historical experience with similar assets. The depreciation and amortization expenses for future periods are adjusted if there are material changes from previous estimates.

4 SEGMENT REPORTING

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand during the year ended June 30, 2023 and the six months ended December 31, 2023.

3 會計判斷及估計（續）

(d) 股份支付薪酬

本集團計量與僱員之間以權益結算的交易成本，乃參考權益工具於授予日期的公允價值。公允價值是使用一個需要確認適當輸入的模型估計的。本集團需估計沒收率以確認計入損益表的股份支付薪酬的開支金額。用於估計以股份為基礎的付款交易公允價值的假設及模型於附註25披露。

(e) 折舊及攤銷

在資產估計使用年限內，物業、廠房及設備、使用權資產及無形資產按直線法折舊或攤銷。本集團定期審閱資產的估計使用年限以確定報告期間的折舊支出。使用年限基於本集團對類似資產的歷史經驗。倘先前估計有重大變動，未來期間的折舊及攤銷開支將進行調整。

4 分部報告

本集團按分部管理業務，分部按品牌以及地域混合組織。按照於內部向本集團最高行政管理層匯報信息以進行資源分配及績效評估的方式，截至2023年6月30日止年度及2023年12月31日止六個月，本集團呈列兩個可呈報分部，即名創優品品牌及TOP TOY品牌。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

4 SEGMENT REPORTING (continued)

Other operating segments have been aggregated and presented as "other segment". Business included as other segment did not meet the quantitative thresholds for reportable segments for the year ended June 30, 2023 and the six months ended December 31, 2023. The segment information is as follows:

4 分部報告（續）

其他經營分部合併並呈列為「其他分部」。計入其他分部的業務在截至2023年6月30日止年度及2023年12月31日止六個月並未達到可呈報分部的量化門檻。分部資料如下：

Reportable segments	Operations
MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

可呈報分部	業務
名創優品品牌	生活家居產品的設計、購買及銷售
TOP TOY品牌	潮流玩具的設計、購買及銷售

(i) Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

(i) 分部業績、資產及負債

各可呈報分部的相關資料載列如下。稅前分部利潤／（虧損）用於計量業績，原因是管理層認為此信息與評估各分部業績最為相關。

| | As at and for the year ended June 30, 2023
於2023年6月30日及截至該日止年度 | | | | |
| | Reportable segments 可呈報分部 | | | Other segment 其他分部 | Total 合計 |
	MINISO brand 名創優品品牌 RMB'000 人民幣千元	TOP TOY brand TOP TOY品牌 RMB'000 人民幣千元	Total reportable segments 可呈報分部合計 RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
External revenues 外部收入	10,861,222	533,367	11,394,589	78,619	11,473,208
Inter-segment revenue 分部間收入	71	7,946	8,017	367,032	375,049
Segment revenue 分部收入	10,861,293	541,313	11,402,606	445,651	11,848,257
Segment profit/(loss) before taxation 稅前分部利潤／（虧損）	2,354,357	(20,412)	2,333,945	17,814	2,351,759
Finance income 財務收入	139,577	1,201	140,778	2,969	143,747
Finance costs 財務成本	(29,751)	(4,863)	(34,614)	(8)	(34,622)
Depreciation and amortization 折舊及攤銷	(302,070)	(64,405)	(366,475)	(4,339)	(370,814)
Other material non-cash items: 其他重大非現金項目：					
– reversal of credit loss/(credit loss) on trade and other receivables －貿易及其他應收款項信貸虧損撥回／（信貸虧損）	1,409	(246)	1,163	(91)	1,072
– impairment loss on non-current assets －非流動資產減值虧損	(1,433)	(2,015)	(3,448)	–	(3,448)
Segment assets 分部資產	10,573,747	361,397	10,935,144	190,366	11,125,510
Additions to non-current assets during the year* 年內非流動資產增加額*	933,768	37,434	971,202	4,221	975,423
Segment liabilities 分部負債	3,937,784	493,044	4,430,828	43,699	4,474,527

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

4 SEGMENT REPORTING (continued)

(i) Segment results, assets and liabilities (continued)

4 分部報告（續）

(i) 分部業績、資產及負債（續）

| | As at and for the six months ended December 31, 2023 於2023年12月31日及截至該日止六個月 | | | | |
| | Reportable segments 可呈報分部 | | | Other segment 其他分部 | Total 合計 |
	MINISO brand 名創優品 品牌 RMB'000 人民幣千元	TOP TOY brand TOP TOY 品牌 RMB'000 人民幣千元	Total reportable segments 可呈報 分部合計 RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
External revenues 外部收入	7,251,610	368,842	7,620,452	12,015	7,632,467
Inter-segment revenue 分部間收入	2,198	4,172	6,370	93,921	100,291
Segment revenue 分部收入	7,253,808	373,014	7,626,822	105,936	7,732,758
Segment profit before taxation 稅前分部利潤	1,644,839	6,479	1,651,318	2,924	1,654,242
Finance income 財務收入	120,064	640	120,704	1,911	122,615
Finance costs 財務成本	(23,042)	(2,146)	(25,188)	(14)	(25,202)
Depreciation and amortization 折舊及攤銷	(245,796)	(31,906)	(277,702)	(3,058)	(280,760)
Other material non-cash items: 其他重大非現金項目：					
– (credit loss)/reversal of credit loss on trade and other receivables －貿易及其他應收款項（信貸虧損）／信貸虧損撥回	(2,791)	988	(1,803)	(277)	(2,080)
– impairment loss on non-current assets －非流動資產減值虧損	(3,682)	(865)	(4,547)	–	(4,547)
Segment assets 分部資產	11,547,381	400,602	11,947,983	191,275	12,139,258
Additions to non-current assets during the period* 期內非流動資產增加額*	733,107	75,329	808,436	2,941	811,377
Segment liabilities 分部負債	4,841,577	335,870	5,177,447	41,403	5,218,850

Note:

* The additions to non-current assets do not include additions to deferred tax assets, non-current prepayments, non-current trade receivables and non-current other investments.

附註：

* 非流動資產的增加不包括遞延稅項資產、非流動預付款項、非流動貿易應收款項及其他非流動投資的增加。

(Expressed in thousands of Renminbi, unless otherwise indicated)

4 SEGMENT REPORTING (continued)

(ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements

4 分部報告（續）

(ii) 可呈報分部資料與財務報表中報告的金額的對賬

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
i. Revenue 收入		
Total revenue for reportable segments 可呈報分部總收入	11,402,606	**7,626,822**
Revenue for other segment 其他分部收入	445,651	**105,936**
Elimination of inter-segment revenue 分部間收入抵銷	(375,049)	**(100,291)**
Consolidated revenue 合併收入	11,473,208	**7,632,467**
ii. Profit before taxation 稅前利潤		
Total profit before taxation for reportable segments 可呈報分部稅前利潤總額	2,333,945	**1,651,318**
Profit before taxation for other segment 其他分部稅前利潤	17,814	**2,924**
Unallocated amounts: 未分配金額：		
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters －總部大樓建設相關開支及用作員工宿舍的公寓折舊開支	(18,145)	**(1,500)**
Consolidated profit before taxation 稅前綜合利潤	2,333,614	**1,652,742**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

4 SEGMENT REPORTING (continued)

(ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements (continued)

4 分部報告（續）

(ii) 可呈報分部資料與財務報表中報告的金額的對賬（續）

	As at June 30, 於6月30日	As at December 31, 於12月31日
	2023 2023年	2023 2023年
	RMB'000 人民幣千元	RMB'000 人民幣千元
iii. Assets 資產		
Total assets for reportable segments 可呈報分部資產總額	10,935,144	11,947,983
Assets for other segment 其他分部資產	190,366	191,275
Other unallocated amounts 其他未分配金額		
– Assets relating to construction of headquarters building 　－總部大樓建設相關資產	2,078,833	2,107,557
– Apartments for use as staff quarters 　－用作員工宿舍的公寓	243,370	238,494
Consolidated total assets 合併資產總額	13,447,713	14,485,309
iv. Liabilities 負債		
Total liabilities for reportable segments 可呈報分部負債總額	4,430,828	5,177,447
Liabilities for other segment 其他分部負債	43,699	41,403
Other unallocated amounts 其他未分配金額		
– Liabilities relating to construction of headquarters building 　－總部大樓建設相關負債	54,918	75,242
Consolidated total liabilities 合併負債總額	4,529,445	5,294,092

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

4　SEGMENT REPORTING (continued)

4　分部報告（續）

(ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements (continued)

(ii) 可呈報分部資料與財務報表中報告的金額的對賬（續）

v.　Other material items

v.　其他重大項目

	For the year ended June 30, 2023 截至2023年6月30日止年度			
	Reportable segment totals 可呈報分部 合計 RMB'000 人民幣千元	Other segment 其他分部 RMB'000 人民幣千元	Unallocated amount 未分配金額 RMB'000 人民幣千元	Consolidated totals 合併合計 RMB'000 人民幣千元
Finance income 財務收入	140,778	2,969	1,478	145,225
Finance costs 財務成本	(34,614)	(8)	–	(34,622)
Depreciation and amortization 折舊及攤銷	(366,475)	(4,339)	(20,353)	(391,167)
Reversal of credit loss/(credit loss) on trade and other receivables 貿易及其他應收款項信貸虧損撥回／（信貸虧損）	1,163	(91)	–	1,072
Impairment loss on non-current assets 非流動資產減值虧損	(3,448)	–	–	(3,448)

	For the six months ended December 31, 2023 截至2023年12月31日止六個月			
	Reportable segment totals 可呈報分部 合計 RMB'000 人民幣千元	Other segment 其他分部 RMB'000 人民幣千元	Unallocated amount 未分配金額 RMB'000 人民幣千元	Consolidated totals 合併合計 RMB'000 人民幣千元
Finance income 財務收入	120,704	1,911	1,354	123,969
Finance costs 財務成本	(25,188)	(14)	–	(25,202)
Depreciation and amortization 折舊及攤銷	(277,702)	(3,058)	(4,481)	(285,241)
Credit loss on trade and other receivables 貿易及其他應收款項信貸虧損	(1,803)	(277)	–	(2,080)
Impairment loss on non-current assets 非流動資產減值虧損	(4,547)	–	–	(4,547)

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

4 SEGMENT REPORTING (continued)

(iii) Geographic information

The geographic information analyses the Group's revenue and non-current assets by the Group's country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

4 分部報告（續）

(iii) 地域資料

地域資料按本集團所在國家和其他地區分析本集團的收入和非流動資產。在呈列地域資料時，分部收入基於客戶的地理位置，而分部資產則基於資產的地理位置。

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
	RMB'000 人民幣千元	RMB'000 人民幣千元
i. Revenue 收入		
the PRC (place of domicile) 中國（所在地）	7,650,821	4,843,127
Other Asian countries excluding the PRC 除中國外的其他亞洲國家	1,821,080	1,157,261
America 美國	1,738,058	1,403,936
Europe 歐洲	151,496	154,737
Others 其他	111,753	73,406
	11,473,208	7,632,467

	As at June 30, 於6月30日 2023 2023年	As at December 31, 於12月31日 2023 2023年
	RMB'000 人民幣千元	RMB'000 人民幣千元
ii. Non-current assets 非流動資產		
the PRC (place of domicile) 中國（所在地）	2,672,426	3,052,525
Other Asian countries excluding the PRC 除中國外的其他亞洲國家	121,614	166,623
America 美國	512,322	644,765
Europe 歐洲	1,859	99,029
	3,308,221	3,962,942

Non-current assets exclude deferred tax assets, non-current prepayments and non-current other investments.

非流動資產不包括遞延稅項資產、非流動預付款項及其他非流動投資。

(Expressed in thousands of Renminbi, unless otherwise indicated)

5 REVENUE

The Group's revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group's self-operated online stores on WeChat Mini Program, third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i) Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

5 收入

本集團的收入主要來自通過中國和海外的直營店、加盟店、線下代理商銷售生活家居產品和潮流玩具產品，以及通過本集團在微信小程序上和第三方電商平台上的自營網店以及通過線上代理商進行的線上銷售。其他收入來源主要包括來自加盟商和代理商的授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費。

(i) 收入分類

在下表中，客戶合約收入按主要產品和服務線和收入確認時間分類。

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Major products/service lines 主要產品／服務線		
– Sales of lifestyle and pop toy products －生活家居產品及潮流玩具產品銷售		
– Retail sales in self-operated stores －直營店零售銷售	990,048	**1,004,114**
– Product sales to franchisees －向加盟商銷售產品	5,960,518	**3,857,191**
– Sales to offline distributors －向線下代理商銷售	2,612,742	**1,660,860**
– Online sales －線上銷售	706,397	**355,380**
– Other sales channels －其他銷售渠道	87,530	**44,149**
Sub-total 小計	10,357,235	**6,921,694**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

5 REVENUE (continued)

(i) Disaggregation of revenue (continued)

5 收入（續）

(i) 收入分類（續）

	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
– License fees, sales-based royalties, and sales-based management and consultation service fees		
－授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費		
– License fees		
－授權費	84,711	37,074
– Sales-based royalties		
－基於銷售的特許權使用費	102,089	66,113
– Sales-based management and consultation service fees		
－基於銷售的管理及諮詢服務費	500,775	323,182
Sub-total 小計	687,575	426,369
– Others*		
－其他*	428,398	284,404
	11,473,208	7,632,467
Timing of revenue recognition 收入確認時間		
– Point in time		
－在某個時間點	10,619,987	7,195,509
– Over time		
－隨時間推移	853,221	436,958
Revenue from contracts with customers 客戶合約收入	11,473,208	7,632,467

Note:

* Others mainly represented sales of fixtures to franchisees and distributors and membership fee income.

For the year ended June 30, 2023 and the six months ended December 31, 2023, the Group did not have any customer with revenue exceeding 10% of the Group's total revenue for the respective reporting periods.

附註：

* 其他主要是指向加盟商和代理商銷售裝修材料和會員費收入。

截至2023年6月30日止年度及2023年12月31日止六個月，概無本集團客戶收入佔相應報告期間本集團總收入10%以上。

(Expressed in thousands of Renminbi, unless otherwise indicated)

5 REVENUE (continued)

(ii) Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

5 收入（續）

(ii) 合約結餘

下表提供了來自客戶合約的應收款項和合約負債相關資料。

	Note 附註	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	**As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元**
Receivables, which are included in 'trade and other receivables' 計入「貿易及其他應收款項」的應收款項			
– Current portion －流動部分		305,963	**426,937**
– Non-current portion －非流動部分		–	**17,612**
Total receivables, which are included in 'trade and other receivables' 計入「貿易及其他應收款項」的應收款項總額	18	305,963	**444,549**
Contract liabilities 合約負債			
– Current portion －流動部分		(292,887)	**(324,028)**
– Non-current portion －非流動部分		(46,754)	**(40,954)**
Total contract liabilities 合約負債總額		(339,641)	**(364,982)**

	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	**As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元**
Contract liabilities are analyzed as follows: 合約負債的分析如下：		
– Advance payments received from customers for purchase of goods －收到客戶購買商品的預付款項	231,636	**267,063**
– Deferred revenue related to license fees －與授權費有關的遞延收益	89,498	**82,914**
– Deferred revenue related to membership fees －與會員費有關的遞延收益	5,215	**210**
– Deferred revenue related to loyalty points －與會員積分有關的延遲收益	13,292	**14,795**
	339,641	**364,982**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

5 REVENUE (continued)

(ii) Contract balances (continued)

The Group requests 20% to 100% advance payment for purchase of goods from certain domestic and overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees, membership fees received and deferred revenue associated with loyalty points were recognized as contract liabilities.

Movements in contract liabilities are as follows:

5 收入（續）

(ii) 合約結餘（續）

本集團要求，在向若干海內外代理商交付商品前，後者須支付20%至100%的採購預付款項。這在銷售訂單開始時產生了合約負債，直至相應銷售訂單上確認的產品銷售收入超過預收的款項為止。

預付授權費的未攤銷部分、收到的會員費及與會員積分有關的遞延收益確認為合約負債。

合約負債的變動情況如下：

	Contract liabilities 合約負債 RMB'000 人民幣千元
Balance at July 1, 2022 於2022年7月1日的結餘	413,180
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year 年內確認年初納入合約負債的收入導致合約負債減少	(361,522)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods 因收到購買貨物的預付款項而產生的合約負債增加	231,636
Increase in contract liabilities as a result of receiving payment of license fees 因收到授權費款項而產生的合約負債增加	37,840
Increase in contract liabilities as a result of receiving payment of membership fees 因收到會員費款項而產生的合約負債增加	5,215
Increase in contract liabilities as a result of loyalty points 因會員積分而產生的合約負債增加	13,292
Balance at June 30, 2023 於2023年6月30日的結餘	339,641
Decrease in contract liabilities as a result of recognizing revenue during the period that was included in the contract liabilities at the beginning of the period 期內確認期初納入合約負債的收入導致合約負債減少	(292,887)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods 因收到購買貨物的預付款項而產生的合約負債增加	267,063
Increase in contract liabilities as a result of receiving payment of license fees 因收到授權費款項而產生的合約負債增加	36,370
Increase in contract liabilities as a result of loyalty points 因會員積分而產生的合約負債增加	14,795
Balance at December 31, 2023 於2023年12月31日的結餘	364,982

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

5 REVENUE (continued)

(ii) Contract balances (continued)

As of June 30, 2023 and December 31, 2023, contract liabilities expected to be recognized as revenue after one year were RMB46,754,000 and RMB40,954,000, respectively, mainly represented license fees.

(iii) Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2023 and December 31, 2023, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group's existing contracts were RMB108,005,000 and RMB97,919,000, respectively. These amounts represented revenue of license fees, membership fees income and revenue associated with loyalty points. Revenue of license fees is expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is mainly expected to occur over the next 1 to 10 years as at June 30, 2023 and December 31, 2023, respectively. Membership fee income is expected to be recognized in the future based on the subscribed membership period, which ranges from 1 month to 1 year. Revenue associated with loyalty points are expected to be recognized when the points are redeemed or when they expire, which is expected to occur within 1 year.

5 收入（續）

(ii) 合約結餘（續）

截至2023年6月30日及2023年12月31日，預計在一年後確認為收入的合約負債分別為人民幣46,754,000元及人民幣40,954,000元，主要為授權費。

(iii) 根據於報告日期已與客戶訂立的合約，預期將在未來確認的收入

《國際財務報告準則》第15號範圍內的合約

於2023年6月30日及2023年12月31日，根據本集團現有合約分配至餘下履約責任之交易價總額分別為人民幣108,005,000元及人民幣97,919,000元。這些金額代表了授權費收入、會員費收入及與會員積分有關的收入。授權費收入預計將在未來從與加盟商和代理商簽訂的授權許可協議中確認。本集團將在剩餘許可期內確認未來預期收入，預計於2023年6月30日及2023年12月31日，分別主要在未來1至10年發生。會員費收入預計將在未來根據訂閱的會員期（介乎1個月至1年）確認。與會員積分有關的收入預計將在該等積分被兑換或到期時（預計於一年內發生）確認。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

5 REVENUE (continued)

(iv) COVID 19 impact on revenue

The COVID-19 outbreak has impacted the Group's revenue and operations during the year ended June 30, 2023.

During the first half of the year ended June 30, 2023, the Group's retail sales and product sales to franchisees in the PRC were negatively affected by outbreaks of the Omicron variants of COVID-19. This was due to governmental control measures and an increased number of COVID-19 cases. After control measures were eased in December 2022 and daily life returned to normal for consumers, the sales of most of the Group's self-operated stores and stores owned by franchisees in the PRC gradually recovered in the second half of the year ended June 30, 2023. During the year ended June 30, 2023, the sales of most of the Group's overseas self-operated stores and distributor-owned stores have returned to pre-pandemic levels, as more and more jurisdictions lifted their pandemic control measures.

During the six months ended December 31, 2023, the Group's retail sales and product sales to franchisees and distributors in both the PRC and overseas have recovered from the impact of COVID-19 pandemic with a more normalized travel over the world.

5 收入（續）

(iv) COVID-19對收入的影響

截至2023年6月30日止年度，COVID-19疫情對本集團的收入及經營產生影響。

截至2023年6月30日止年度上半年期間，本集團在中國的零售業務和向加盟商銷售產品業務受COVID-19的Omicron變異體疫情爆發的衝擊。造成這個局面的原因是政府的防控措施和COVID-19確診人數增加。2022年12月解除防控措施後，消費者的日常生活回歸正軌，截至2023年6月30日止年度下半年，本集團在中國的直營店及加盟店的大部分銷售逐步恢復。截至2023年6月30日止年度，隨著越來越多的司法權區解除疫情防控措施，本集團海外直營店及代理門店的大部分銷售已恢復到疫情前水平。

截至2023年12月31日止六個月期間，隨著全球旅行常態化，本集團在中國的零售業務和向加盟商銷售產品業務已從COVID-19疫情中恢復。

(Expressed in thousands of Renminbi, unless otherwise indicated)

6 OTHER INCOME

6 其他收入

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Tax refund 退稅	2,660	**469**
Government grants (i) 政府補助(i)	8,807	**8,091**
Income from depositary bank (ii) 存託銀行收入(ii)	6,468	**10,433**
	17,935	**18,993**

Notes:

(i) Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC.

(ii) The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period. In addition, the Company received rebate of fees from depositary bank of USD1,107,000 (equivalent to RMB7,940,000) during the six months ended December 31, 2023.

附註：

(i) 政府補助主要是指由中國地方當局給予的無條件現金獎勵。

(ii) 本公司於2020年12月從存託銀行收到4,690,000美元（相當於人民幣30,995,000元）的初始付款，用於建立和維護存託憑證。該款項在五年的安排期內採用直線法進行攤銷。此外，截至2023年12月31日止六個月期間，本公司從存託銀行收到回扣費用1,107,000美元（相當於人民幣7,940,000元）。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

7 EXPENSES BY NATURE
7 按性質劃分的開支

	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Cost of inventories (Note 17(a)) 存貨成本（附註17(a)）	6,859,362	4,292,806
Payroll and employee benefits (i) 工資及僱員福利(i)	819,592	580,801
Rental and related expenses 租金及相關開支	69,174	80,847
Depreciation and amortization (ii) 折舊及攤銷(ii)	391,167	285,241
Licensing expenses 授權費	249,437	178,241
Promotion and advertising expenses 推廣及廣告開支	315,976	246,883
Logistics expenses 物流開支	295,933	203,024
Travelling expenses 差旅開支	66,544	45,827
Other expenses 其他開支	312,677	198,561
Total cost of sales, selling and distribution and general and administrative expenses 銷售總成本、銷售及分銷和一般及行政開支	9,379,862	6,112,231

Notes:

附註：

(i) Payroll and employee benefits are analyzed as follows:

(i) 工資及僱員福利分析如下：

	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Salaries, wages and bonus 薪金、工資及花紅	657,236	463,208
Contributions to social security contribution plan 對社會保障供款計劃的供款	75,168	53,977
Welfare expenses 福利開支	24,306	17,184
Equity-settled share-based payment expenses (Note 25) 以權益結算的股份支付的開支（附註25）	62,882	46,432
	819,592	580,801

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

7 EXPENSES BY NATURE (continued)

7 按性質劃分的開支（續）

Notes: (continued)

附註：（續）

(ii) Depreciation and amortization are analyzed as follows:

(ii) 折舊及攤銷分析如下：

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Property, plant and equipment (Note 13) 物業、廠房及設備（附註13）	70,706	**59,652**
Right-of-use assets (Note 14) 使用權資產（附註14）	334,193	**239,787**
Less: amount capitalized as construction in progress 減：資本化於在建工程的金額	(33,907)	**(22,604)**
Intangible assets (Note 15) 無形資產（附註15）	20,175	**8,406**
	391,167	**285,241**

(iii) The auditor's remuneration in relation to audit service provided for the year ended June 30, 2023 and the six months ended December 31, 2023 were RMB14,700,000 and RMB9,600,000, respectively.

(iii) 截至2023年6月30日止年度及2023年12月31日止六個月，核數師提供的審計服務酬金分別為人民幣14,700,000元及人民幣9,600,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

8 OTHER NET INCOME

8 其他淨收入

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
	RMB'000 人民幣千元	RMB'000 人民幣千元
Net foreign exchange gain/(loss) (i) 淨匯兌收益／（虧損）(i)	109,095	(15,025)
Losses on disposal of property, plants and equipment and intangible assets 出售物業、廠房及設備以及無形資產的虧損	(5,350)	(1,632)
Investment income from other investments 其他投資的投資收益	42,921	14,281
Scrap income 廢品收入	12,137	5,912
Net change in fair value of other investments 其他投資公允價值的變動淨額	(3,692)	14,270
(Provision)/reversal of litigation compensation (ii) 訴訟賠償（撥備））／撥回(ii)	(37,710)	408
Gains relating to cancellation and modification of lease contracts 有關終止及修改租賃合同的收益	193	4,821
Others 其他	(3,488)	(1,930)
	114,106	21,105

Notes:

(i)   Net foreign exchange gain for the year ended June 30, 2023 was mainly caused by the appreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar cash and cash equivalents and trade and other receivables.

(ii)   Litigation compensation for the year ended June 30, 2023 mainly represented the provision made for the lawsuit relating to illicit competition.

附註：

(i)   截至2023年6月30日止年度的淨匯兌收益主要是由於美元對人民幣的升值，且若干附屬公司的功能貨幣為人民幣，而其持有的淨資產（主要包括美元現金及現金等價物以及貿易及其他應收款項）主要以美元計值。

(ii)   截至2023年6月30日止年度的訴訟賠償主要指對有關不正當競爭的訴訟計提的撥備。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

9 NET FINANCE INCOME 9 財務收入淨額

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Finance income 財務收入		
– Interest income －利息收入	145,225	**123,969**
Finance costs 財務成本		
– Interest on loans and borrowings －貸款及借款利息	(226)	**(90)**
– Interest on lease liabilities －租賃負債利息	(34,396)	**(25,112)**
	(34,622)	**(25,202)**
Net finance income 財務收入淨額	110,603	**98,767**

10 INCOME TAXES 10 所得稅

(a) Taxation recognized in consolidated profit or loss:
(a) 在合併損益中確認的稅項：

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Amounts recognized in consolidated profit or loss 在合併損益中確認的金額		
Current tax 即期稅項		
Provision for the year/period 年／期內撥備	557,630	**339,409**
Deferred tax 遞延稅項		
Origination and reversal of temporary differences (Note 10(c)) 暫時性差異的產生和撤銷（附註10(c)）	(5,845)	**57,256**
Tax expense 所得稅開支	551,785	**396,665**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

10 INCOME TAXES (continued)

(a) Taxation recognized in consolidated profit or loss: (continued)

1) Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2) Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company's Hong Kong subsidiaries are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Group to benefit from the progressive rates.

3) Mainland China

Under the Corporate Income Tax ("CIT") Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15% prior to December 31, 2022.

A subsidiary established in Guangzhou Nansha, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou, the PRC, is qualified as high and new technology enterprise and is entitled to a preferential income tax rate of 15% for three years ending December 31, 2024.

10 所得税（續）

(a) 在合併損益中確認的税項：（續）

1) 開曼群島及英屬維爾京群島

根據開曼群島及英屬維爾京群島規則及條例，本集團於開曼群島及英屬維爾京群島無需繳納任何所得税。

2) 香港

根據香港現行的《税務條例》，本公司的香港附屬公司須就其於香港的業務所產生的應課税收入按16.5%的税率繳納香港利得税。2018年引入利得税兩級制，公司賺取的首2百萬港元應課税利潤將按現行税率的一半(8.25%)徵税，其餘利潤將繼續按16.5%徵税。香港實施反拆分措施，即各集團只能提名集團內的一家公司享受累進税率。

3) 中國內地

根據《企業所得税（「企業所得税」）法》，在中國內地設立的附屬公司須統一按25%的法定企業所得税税率繳納所得税。

在中國自由貿易試驗區珠海橫琴新區設立的附屬公司，於2022年12月31日前符合享有優惠所得税税率15%的條件。

在中國自由貿易試驗區廣州南沙設立的附屬公司符合享有優惠所得税税率15%的條件。

在中國廣州設立的附屬公司被評為高新技術企業並截至2024年12月31日止三個年度享有優惠所得税税率15%。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

10 INCOME TAXES (continued)

(a) Taxation recognized in consolidated profit or loss: (continued)

4) **United States**
Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the states of California and Texas, and thus they will be subject to state income tax rate of 8.84% and 0.75%, respectively. Other subsidiaries in United States mainly are subject to state income tax rates ranging from 4.9% to 11.5% depending on the location of the operation.

5) **Indonesia**
The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate of 22% on taxable income.

6) **India**
Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 29.12% from fiscal year ended March 31, 2023 and onwards.

7) **Canada**
Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

10 所得税（續）

(a) 在合併損益中確認的税項：（續）

4) **美國**
根據《美國國內税收法》，在美國設立的附屬公司須按21%的税率繳納統一聯邦企業所得税，可變州所得税和特許權税取決於附屬公司與哪個州有關聯。美國的大多數附屬公司都在加利福尼亞州及得克薩斯州運營，因此該等附屬公司將分別按8.84%及0.75%的税率繳納州所得税。美國的其他附屬公司主要須根據運營地的不同，繳納4.9%至11.5%的州所得税税率。

5) **印度尼西亞**
於印度尼西亞註冊成立的附屬公司的應課税收入將按現行法定税率22%繳税。

6) **印度**
根據印度頒佈的1961年《所得税法》，於印度註冊成立的附屬公司截至2023年3月31日止財政年度起須按29.12%的税率繳納利得税。

7) **加拿大**
根據《加拿大聯邦和省税法》，於加拿大註冊成立的附屬公司須根據運營地的不同，按23%至31%的加拿大聯邦和省綜合法定所得税税率繳納所得税。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

10 INCOME TAXES (continued)

(a) Taxation recognized in consolidated profit or loss: (continued)

8) Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

9) Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, the subsidiary incorporated in Vietnam is subject to a tax rate of 20% on its assessable income.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

10 所得税（續）

(a) 在合併損益中確認的税項：（續）

8) 新加坡

根據新加坡頒佈的《所得税法》，於新加坡註冊成立的附屬公司的應課税所得税率為17%。

9) 越南

根據越南頒佈的《企業所得税法》，於越南註冊成立的附屬公司的應課税所得税率為20%。

(b) 按適用税率計算的税項開支與會計利潤之間的對賬：

	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Profit before taxation 税前利潤	2,333,614	1,652,742
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned 税前利潤的名義税項（按有關司法管轄區適用於利潤的税率計算）	566,955	394,856
Tax effect of share-based compensation expenses (Note 7(i)) 股份支付薪酬開支的税項影響（附註7(i)）	15,435	11,401
Tax effect of other non-deductible expenses 其他不可扣減開支的税項影響	13,666	7,310
Effect of preferential tax treatments on assessable profits of certain subsidiaries (Note 10(a)(3)) 優惠税項待遇對若干附屬公司應課税利潤的影響（附註10(a)(3)）	(42,739)	(10,756)
Tax effect of additional deduction on research and development costs 額外扣除研發成本的税項影響	(4,217)	(3,476)
Tax effect of exempted and non-taxable income 免税及非應課税利息收入的税項影響	(7,421)	(12,481)
Withholding tax on income of non-PRC resident entities derived from mainland China 非中國居民企業從中國內地取得的預扣税	–	4,095
Effect of unused tax losses not recognized/(being utilized) 未確認／(已使用)未使用税項虧損的影響	22,956	(8,002)
Effect of deductible temporary differences (being utilized)/not recognized (已使用)／未確認可扣除暫時性差異的影響	(12,850)	13,718
Actual tax expenses實際税項開支	551,785	396,665

(Expressed in thousands of Renminbi, unless otherwise indicated)

10 INCOME TAXES (continued)

(c) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

10 所得稅(續)

(c) 遞延稅項資產變動

於綜合財務狀況表中確認的遞延稅項資產組成部分及報告期內變動情況呈列如下：

	Unused tax losses 未使用稅項虧損 RMB'000 人民幣千元	Intra-group unrealized profits 集團內未變現利潤 RMB'000 人民幣千元	Credit loss and impairment 信貸虧損及減值 RMB'000 人民幣千元	Loss from waiver of intercompany receivables of discontinued operations 豁免已終止經營業務的公司間應收款項虧損 RMB'000 人民幣千元	Right-of-use assets 使用權資產 RMB'000 人民幣千元	Lease Liabilities 租賃負債 RMB'000 人民幣千元	Others 其他 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Deferred tax assets arising from: 來自下列各項的遞延稅項資產：								
At July 1, 2022 於2022年7月1日	31,696	11,097	41,573	61,548	(117,318)	127,421	(1,684)	154,333
Charged to profit or loss 於損益內扣除	(8,499)	11,944	(3,519)	(675)	9,543	(11,976)	9,027	5,845
Exchange rate difference 匯率差異	239	111	628	-	(162)	175	448	1,439
At June 30, 2023 於2023年6月30日	23,436	23,152	38,682	60,873	(107,937)	115,620	7,791	161,617
Charged to profit or loss 於損益內扣除	**(392)**	**4,781**	**(7,574)**	**(54,048)**	**8,770**	**(6,563)**	**(2,230)**	**(57,256)**
Exchange rate difference 匯率差異	**(31)**	**(113)**	**73**	**-**	**363**	**(370)**	**(153)**	**(231)**
At December 31, 2023 於2023年12月31日	**23,013**	**27,820**	**31,181**	**6,825**	**(98,804)**	**108,687**	**5,408**	**104,130**

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

本集團僅在未來很可能有應課稅金額可動用該等稅項虧損時，才會就累計稅項虧損確認遞延所得稅資產。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

10 INCOME TAXES (continued)

(d) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

10 所得税（續）

(d) 未確認的遞延税項資產

遞延税項資產尚未就以下項目進行確認，原因是相關税務管轄區不太可能會有可動用虧損予以抵銷的未來應課税利潤。

	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
Deductible temporary differences 可扣除暫時性差異	49,375	54,416
Cumulative tax losses 累計税項虧損	751,256	774,584
Total 合計	800,631	829,000

(e) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized will expire as follows:

(e) 結轉税項虧損

未確認遞延税項資產的税項虧損到期情況如下：

	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	Expiry date 到期日	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元	Expiry date 到期日
Expire 到期	361,627	2024-2044	432,759	2024-2044
Never expire 無到期日	389,629		341,825	

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that were established in recent years, which are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

未確認遞延税項資產的税項虧損與近年來成立的附屬公司有關，該等附屬公司在未動用税項虧損到期之前的可預見未來預計不會產生足夠的應課税利潤。

(Expressed in thousands of Renminbi, unless otherwise indicated)

10 INCOME TAXES (continued)

(f) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2023 and December 31, 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

10 所得稅（續）

(f) 不確定的稅務狀況

本集團評估稅務機關是否可能根據技術性理據接受各不確定稅務狀況的稅務處理（包括利息及罰款的潛在應用），並衡量與稅務狀況相關的未確認利益。截至2023年6月30日及2023年12月31日，本集團不存在任何未確認的重大不確定稅務狀況。本集團預計未確認稅務利益於未來12個月內不會顯著增加。與所得稅事宜相關的利息及罰款（如有）計入所得稅開支。

11 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

11 每股盈利

(a) 每股基本盈利

每股基本盈利的計算乃基於以下普通股股東應佔利潤及發行在外普通股的加權平均數目。

(i) Profit attributable to ordinary shareholders (basic):

(i) 普通股股東應佔利潤（基本）：

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Profit attributable to the equity shareholders of the Company 本公司權益股東應佔利潤	1,768,926	**1,248,405**
Less: 減：		
Allocation of undistributed earnings to holders of unvested restricted shares 屬於未歸屬受限制股份持有人的未分派盈利	(424)	**–**
Profit used to determine basic earnings per share 用於釐定每股基本盈利的利潤	1,768,502	**1,248,405**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

11 EARNINGS PER SHARE (continued)

(a) Basic earnings per share (continued)

(i) Profit attributable to ordinary shareholders (basic): (continued)

The unvested restricted shares granted to employees under the 2020 Share Incentive Plan (see Note 25) are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic earnings per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii) Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,243,320,377 and 1,244,926,865 in issue for the year ended June 30, 2023 and the six months ended December 31, 2023, respectively, were calculated as follows:

11 每股盈利（續）

(a) 每股基本盈利（續）

(i) 普通股股東應佔利潤（基本）：（續）

根據2020年股份激勵計劃（見附註25）授予員工的未歸屬受限制股份在歸屬期內有權獲得不可沒收的股息。就計算每股基本盈利而言，分子因此須根據此類未歸屬股份的參與權就此類未歸屬股份應佔未分派盈利作出調整，此類未分派盈利未在損益中確認。

(ii) 普通股加權平均數（基本）：

截至2023年6月30日止年度及2023年12月31日止六個月發行的普通股加權平均數分別為1,243,320,377股及1,244,926,865股，計算如下：

	For the year ended June 30, 2023 截至2023年 6月30日止年度 Number of shares 股份數目	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 Number of shares 股份數目
Issued ordinary share at the beginning of the year/period 於年╱期初發行的普通股	1,202,646,619	1,244,854,689
Effect of shares issued relating to Hong Kong public offering and exercise of the over-allotment option 與香港公開發售及超額配股權獲行使相關的發行股份的影響	40,181,685	–
Effect of shares released from share incentive plan (Note 25) 從股份激勵計劃轉出股份的影響（附註25）	2,878,812	281,729
Effect of repurchase of shares (Note 24(b)(v)) 股份回購的影響（附註24(b)(v)）	(2,386,739)	(209,553)
Weighted average number of ordinary shares 普通股加權平均數	1,243,320,377	1,244,926,865

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

11 EARNINGS PER SHARE (continued)

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the year ended June 30, 2023 and the six months ended December 31, 2023, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB1,768,926,000 and RMB1,248,405,000 and the weighted average number of ordinary shares of 1,250,545,116 and 1,251,635,862 shares, respectively, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

11 每股盈利（續）

(b) 每股攤薄盈利

每股攤薄盈利乃假設已轉換所有具攤薄潛力的普通股，調整發行在外普通股的加權平均數計算得出。

截至2023年6月30日止年度及2023年12月31日止六個月，每股攤薄盈利乃根據本公司普通股股東應佔利潤人民幣1,768,926,000元及人民幣1,248,405,000元，以及普通股加權平均數1,250,545,116股及1,251,635,862股計算，並經股份激勵計劃的攤薄影響調整如下：

	For the year ended June 30, 2023 截至2023年6月30日止年度 Number of shares 股份數目	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 Number of shares 股份數目**
Weighted average number of ordinary shares, basic 普通股加權平均數（基本）	1,243,320,377	**1,244,926,865**
Dilutive effect of share incentive plan (Note 25) 股份激勵計劃的攤薄影響（附註25）	7,224,739	**6,708,997**
Weighted average number of ordinary shares, diluted 普通股加權平均數（攤薄）	1,250,545,116	**1,251,635,862**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

12 OTHER COMPREHENSIVE INCOME/ (LOSS)

12 其他全面收益／（虧損）

	For the year ended June 30, 2023 截至2023年6月30日止年度		
	Before-tax amount 稅前金額 RMB'000 人民幣千元	Tax (expense)/ benefit 稅項（開支）／ 利益 RMB'000 人民幣千元	Net-of-tax amount 除稅後金額 RMB'000 人民幣千元
Exchange differences on translation of financial statements of overseas subsidiaries 換算海外附屬公司財務報表的匯兌差額	41,198	–	41,198
Other comprehensive income 其他全面收益	41,198	–	41,198

	For the six months ended December 31, 2023 截至2023年12月31日止六個月		
	Before-tax amount 稅前金額 RMB'000 人民幣千元	Tax (expense)/ benefit 稅項（開支）／ 利益 RMB'000 人民幣千元	Net-of-tax amount 除稅後金額 RMB'000 人民幣千元
Exchange differences on translation of financial statements of overseas subsidiaries 換算海外附屬公司財務報表的匯兌差額	(32,504)	–	(32,504)
Other comprehensive loss 其他全面虧損	(32,504)	–	(32,504)

(Expressed in thousands of Renminbi, unless otherwise indicated)

13 PROPERTY, PLANT AND EQUIPMENT

13 物業、廠房及設備

	Apartments 公寓 RMB'000 人民幣千元	Leasehold improvements 租賃資產裝修 RMB'000 人民幣千元	Office equipment 辦公室設備 RMB'000 人民幣千元	Store operating equipment 門店運營設備 RMB'000 人民幣千元	Motor vehicles 機動車輛 RMB'000 人民幣千元	Moulds 模具 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost: 成本：								
At July 1, 2022 於2022年7月1日	242,639	168,120	51,043	46,791	2,347	26,409	58,804	596,153
Acquisition of a subsidiary (Note 26) 收購一家附屬公司（附註26）	–	451	888	–	–	–	–	1,339
Additions 添置	–	8,710	7,348	5,348	675	19,585	155,331	196,997
Transfer from construction in progress 自在建工程轉入	–	36,419	–	–	–	–	(36,419)	–
Disposals 出售	–	(75,541)	(5,611)	(5,191)	–	(253)	(2,084)	(88,680)
Exchange adjustments 匯率調整	–	9,112	380	(225)	67	–	757	10,091
At June 30, 2023 於2023年6月30日	242,639	147,271	54,048	46,723	3,089	45,741	176,389	715,900
Additions 添置	**–**	**18,980**	**9,177**	**10,479**	**306**	**11,607**	**254,784**	**305,333**
Transfer from construction in progress 自在建工程轉入	**–**	**75,184**	**–**	**–**	**–**	**–**	**(75,184)**	**–**
Disposals 出售	**–**	**(12,467)**	**(791)**	**(6,830)**	**–**	**(6,445)**	**–**	**(26,533)**
Exchange adjustments 匯率調整	**–**	**(2,685)**	**(596)**	**(541)**	**(26)**	**–**	**(504)**	**(4,352)**
At December 31, 2023 於2023年12月31日	**242,639**	**226,283**	**61,838**	**49,831**	**3,369**	**50,903**	**355,485**	**990,348**
Accumulated depreciation: 累計折舊：								
At July 1, 2022 於2022年7月1日	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)	–	(132,921)
Charge for the year 年內支出	(8,712)	(24,270)	(10,981)	(4,690)	(475)	(21,578)	–	(70,706)
Written back on disposals 出售時撥回	–	44,866	3,058	3,857	–	63	–	51,844
Exchange adjustments 匯率調整	–	(3,084)	(887)	587	(18)	–	–	(3,402)
At June 30, 2023 於2023年6月30日	(16,250)	(38,504)	(32,845)	(26,897)	(1,949)	(38,740)	–	(155,185)
Charge for the period 年內支出	**(4,357)**	**(39,815)**	**(5,530)**	**(1,206)**	**(232)**	**(8,512)**	**–**	**(59,652)**
Written back on disposals 出售時撥回	**–**	**9,226**	**322**	**3,866**	**–**	**6,100**	**–**	**19,514**
Exchange adjustments 匯率調整	**–**	**(270)**	**510**	**236**	**14**	**–**	**–**	**490**
At December 31, 2023 於2023年12月31日	**(20,607)**	**(69,363)**	**(37,543)**	**(24,001)**	**(2,167)**	**(41,152)**	**–**	**(194,833)**
Impairment: 減值：								
At July 1, 2022 於2022年7月1日	–	(38,716)	(1,422)	(3,200)	–	–	–	(43,338)
Addition 添置	–	(5,640)	(591)	(1,017)	–	–	–	(7,248)
Written back on disposals 出售時撥回	–	24,875	–	1,140	–	–	–	26,015
Exchange adjustments 匯率調整	–	(2,031)	197	324	–	–	–	(1,510)
At June 30, 2023 於2023年6月30日	–	(21,512)	(1,816)	(2,753)	–	–	–	(26,081)
Addition 添置	**–**	**(3,459)**	**–**	**(1,088)**	**–**	**–**	**–**	**(4,547)**
Written back on disposals 出售時撥回	**–**	**2,701**	**–**	**1,167**	**–**	**–**	**–**	**3,868**
Exchange adjustments 匯率調整	**–**	**351**	**158**	**42**	**–**	**–**	**–**	**551**
At December 31, 2023 於2023年12月31日	**–**	**(21,919)**	**(1,658)**	**(2,632)**	**–**	**–**	**–**	**(26,209)**
Net book value: 賬面淨值：								
At June 30, 2023 於2023年6月30日	226,389	87,255	19,387	17,073	1,140	7,001	176,389	534,634
At December 31, 2023 於2023年12月31日	**222,032**	**135,001**	**22,637**	**23,198**	**1,202**	**9,751**	**355,485**	**769,306**

The Group had leasehold improvements and store operating equipment related to self-operated stores amounting to RMB71,990,000 and RMB128,879,000 as at June 30, 2023 and December 31, 2023, respectively.

於2023年6月30日及2023年12月31日，本集團擁有與直營店相關的租賃資產裝修及門店運營設備分別為人民幣71,990,000元及人民幣128,879,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

14 RIGHT-OF-USE ASSETS

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

14 使用權資產

按相關資產的類別劃分的使用權資產賬面淨值分析如下：

	Property 物業	Warehouse equipment 倉庫設備	Land use right 土地使用權	Total 合計
	RMB'000 人民幣千元 (i) (i)	RMB'000 人民幣千元 (ii) (ii)	RMB'000 人民幣千元 (iii) (iii)	RMB'000 人民幣千元
Cost: 成本：				
At July 1, 2022 於2022年7月1日	1,013,124	10,648	1,782,410	2,806,182
Acquisition of a subsidiary (Note 26) 收購一家附屬公司（附註26）	10,467	–	–	10,467
Additions 添置	718,845	143	–	718,988
Derecognition 終止確認	(620,305)	–	–	(620,305)
Exchange adjustments 匯率調整	35,218	–	–	35,218
At June 30, 2023 於2023年6月30日	1,157,349	10,791	1,782,410	2,950,550
Additions 添置	**622,913**	**–**	**–**	**622,913**
Derecognition 終止確認	**(113,564)**	**(143)**	**–**	**(113,707)**
Exchange adjustments 匯率調整	**(14,294)**	**–**	**–**	**(14,294)**
At December 31, 2023 於2023年12月31日	**1,652,404**	**10,648**	**1,782,410**	**3,445,462**
Accumulated depreciation: 累計折舊：				
At July 1, 2022 於2022年7月1日	(394,540)	(3,844)	(30,531)	(428,915)
Charge for the year 年內支出	(285,393)	(3,592)	(45,208)	(334,193)
Derecognition 終止確認	384,771	–	–	384,771
Exchange adjustments 匯率調整	(11,660)	–	–	(11,660)
At June 30, 2023 於2023年6月30日	(306,822)	(7,436)	(75,739)	(389,997)
Charge for the period 年內支出	**(215,399)**	**(1,784)**	**(22,604)**	**(239,787)**
Derecognition 終止確認	**79,886**	**48**	**–**	**79,934**
Exchange adjustments 匯率調整	**5,248**	**–**	**–**	**5,248**
At December 31, 2023 於2023年12月31日	**(437,087)**	**(9,172)**	**(98,343)**	**(544,602)**
Impairment: 減值：				
At July 1, 2022 於2022年7月1日	(34,678)	–	–	(34,678)
Reversal 撥回	3,800	–	–	3,800
Derecognition 終止確認	24,439	–	–	24,439
Exchange adjustments 匯率調整	(1,514)	–	–	(1,514)
At June 30, 2023 於2023年6月30日	(7,953)	–	–	(7,953)
Derecognition 終止確認	**7,858**	**–**	**–**	**7,858**
Exchange adjustments 匯率調整	**95**	**–**	**–**	**95**
At December 31, 2023 於2023年12月31日	**–**	**–**	**–**	**–**
Net book value: 賬面淨值：				
At June 30, 2023 於2023年6月30日	842,574	3,355	1,706,671	2,552,600
At December 31, 2023 於2023年12月31日	**1,215,317**	**1,476**	**1,684,067**	**2,900,860**

(Expressed in thousands of Renminbi, unless otherwise indicated)

14 RIGHT-OF-USE ASSETS (continued)

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

14 使用權資產（續）

與於損益內確認的租賃相關的開支項目分析如下：

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Depreciation charge of right-of-use assets by class of underlying asset: 按相關資產類別劃分的使用權資產折舊費用：		
Property 物業	285,393	**215,399**
Warehouse equipment 倉庫設備	3,592	**1,784**
Land use right 土地使用權	45,208	**22,604**
	334,193	**239,787**
Interest on lease liabilities (Note 9) 租賃負債的利息（附註9）	34,396	**25,112**
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30/December 31 與短期租賃及剩餘租期於6月30日／12月31日或之前結束的其他租賃相關的開支	15,322	**13,729**
Variable lease payments not included in the measurement of lease liabilities 未計入租賃負債計量的可變租賃付款	18,614	**24,802**

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 21(c) and Note 23, respectively.

租賃現金流出總額的詳情和租賃負債的期限分析分別載於附註21(c)和附註23。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

14 RIGHT-OF-USE ASSETS (continued)

Notes:

(i) Property – right-of-use assets

The Group leases properties for its self-operated stores, warehouse storage and office space. The leases of self-operated stores and warehouse storage typically run for two to ten years. Leases of offices space typically run for a period of two to five years.

As at June 30, 2023 and December 31, 2023, right-of-use assets related to leased properties for self-operated stores amounted to RMB585,231,000 and RMB998,032,000, respectively.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 1% to 18% of the annual or monthly sales that each store makes in excess of a certain breakpoint predetermined with landlord. These terms are common in retail stores in countries such as United states, Canada and Singapore where the Group operates.

(ii) Warehouse equipment – right-of-use assets

The Group leases warehouse equipment, with lease terms of two to three years.

(iii) Land use right

The Group acquired the land use right of a parcel of land located in the PRC during the year ended June 30, 2022 through the acquisition of a subsidiary, with an original lease term of 40 years.

(iv) Rental deposits

The refundable rental deposit itself is not part of the lease payments and is in the scope of IFRS 9. Therefore, the rental deposit should be measured at fair value on initial recognition. The difference between the initial fair value and the nominal value of the deposit is an additional lease payment made by the Group and it is included in the measurement of the right-of-use assets.

14 使用權資產（續）

附註：

(i) 物業－使用權資產

本集團為其直營店、倉庫及辦公場所租賃物業。直營店及倉庫的租賃期通常為2至10年。辦公場所的租賃期通常為2至5年。

於2023年6月30日及2023年12月31日，與直營店租賃物業相關的使用權資產分別為人民幣585,231,000元及人民幣998,032,000元。

基於銷售額的可變租賃付款

若干直營店的租約包含可變租賃付款，其金額通常介於各店舖年或月銷售額高出與業主預先確定的某一分界點之金額的1%至18%。這些條款在本集團經營所在的美國、加拿大和新加坡等國家的零售店中很常見。

(ii) 倉庫設備－使用權資產

本集團租賃倉庫設備，租期為2至3年。

(iii) 土地使用權

於截至2022年6月30日止年度，本集團通過收購一家附屬公司獲得了位於中國的一塊土地的土地使用權，原租期為40年。

(iv) 租賃按金

可退還的租賃按金本身不屬於租賃付款的一部分，而是屬於《國際財務報告準則》第9號的範圍。因此，租賃按金應在初始確認時按公允價值計量。初始公允價值與按金名義價值之間的差額為本集團支付的額外租賃付款，其被列入使用權資產的計量中。

(Expressed in thousands of Renminbi, unless otherwise indicated)

15 INTANGIBLE ASSETS 15 無形資產

	Software 軟件 RMB'000 人民幣千元
Cost: 成本：	
At July 1, 2022 於2022年7月1日	111,418
Purchases 購買	2,450
Exchange adjustments 匯率調整	(61)
At June 30, 2023 於2023年6月30日	113,807
Purchases 購買	**2,689**
Exchange adjustments 匯率調整	**(68)**
At December 31, 2023 於2023年12月31日	**116,428**
Accumulated amortization: 累計攤銷：	
At July 1, 2022 於2022年7月1日	(67,615)
Charge for the year 年內支出	(20,175)
Exchange adjustments 匯率調整	(7)
At June 30, 2023 於2023年6月30日	(87,797)
Charge for the period 期內支出	**(8,406)**
Exchange adjustments 匯率調整	**54**
At December 31, 2023 於2023年12月31日	**(96,149)**
Impairment: 減值：	
At July 1, 2022 於2022年7月1日	(737)
Exchange adjustments 匯率調整	4
At June 30, 2023 於2023年6月30日	(733)
Exchange adjustments 匯率調整	**8**
At December 31, 2023 於2023年12月31日	**(725)**
Net book value: 賬面淨值：	
At June 30, 2023 於2023年6月30日	25,277
At December 31, 2023 於2023年12月31日	**19,554**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

16 OTHER INVESTMENTS
16 其他投資

	As at June 30, 於6月30日	As at December 31, 於12月31日
	2023 2023年	2023 2023年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Financial assets measured at FVTPL: **以公允價值計量且其變動計入當期損益的金融資產：** Non-current 非流動 – Investment in an unlisted limited partnership enterprise – 非上市有限合夥企業投資	73,870	**90,603**
Current 流動 – Investments in trust investment schemes 信託投資計劃投資	205,329	**202,866**
– Investment in a wealth management product 理財產品投資	–	**50,000**
	205,329	**252,866**

In December 2020, the Group invested in a trust investment scheme ("Trust Scheme A") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to November 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2023 was estimated to be RMB101,600,000. As of December 31, 2023, the above investment in Trust Scheme A has been redeemed.

In July 2021, the Group invested in another trust investment scheme ("Trust Scheme B") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to January 2024. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2023 and December 31, 2023 was estimated to be RMB103,729,000 and RMB101,437,000, respectively.

於2020年12月，本集團投資於一家信託公司（作為受託人）設立及管理的信託投資計劃（「信託計劃A」），其本金為人民幣100,000,000元，初始投資期限為一年以內。隨後本集團將投資期限延長至2023年11月。根據該協議，信託計劃A旨在大部分投資於債務證券，而投資的本金及回報未獲保證。該投資截至2023年6月30日的公允價值估計為人民幣101,600,000元。截至2023年12月31日，上述信託計劃A的投資已被贖回。

於2021年7月，本集團投資於一家信託公司（作為受託人）設立及管理的另一項信託投資計劃（「信託計劃B」），其本金為人民幣100,000,000元，初始投資期限為一年以內。隨後本集團將投資期限延長至2024年1月。根據該協議，信託計劃B旨在大部分投資於債務證券，而投資的本金及回報未獲保證。該投資截至2023年6月30日及2023年12月31日的公允價值估計分別為人民幣103,729,000元及人民幣101,437,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

16 OTHER INVESTMENTS (continued)

In July 2023, the Group invested in another trust investment scheme ("Trust Scheme C") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within six months. Pursuant to the agreement, the Trust Scheme C is designated to make the majority of its investments in debt securities and funds, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2023 was estimated to be RMB101,429,000.

On December 26, 2023, the Group invested in a wealth management product managed by a bank in the PRC, with the principal amount of RMB50,000,000, which is with an original maturity of 35 days. The underlying investment portfolio of the wealth management product mainly includes money market instruments and other financial instruments with fixed return. The principal and return of the investment in the wealth management product are not guaranteed. Fair value of this investment as at December 31, 2023 is estimated to be RMB50,000,000.

In June 2023, the Group invested in an unlisted limited partnership enterprise (the "Partnership Enterprise") with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise, and the investment's contractual cash flows are not solely payments of principal and interest on the principal amount outstanding, therefore, this investment is accounted for as a financial asset measured at FVTPL. The Group has an intention of holding such investment as a long-term investment.

Information about the Group's fair value measurement is included in Note 27(e).

16 其他投資（續）

於2023年7月，本集團投資於一家信託公司（作為受託人）設立及管理的另一項信託投資計劃（「信託計劃C」），其本金為人民幣100,000,000元，初始投資期限為六個月以內。根據該協議，信託計劃C旨在大部分投資於債務證券及基金，而投資的本金及回報未獲保證。該投資截至2023年12月31日的公允價值估計為人民幣101,429,000元。

於2023年12月26日，本集團投資於中國一家銀行管理的理財產品，本金為人民幣50,000,000元，初始期限為35天。理財產品的相關投資組合主要包括貨幣市場工具及其他具有固定回報的金融工具。理財產品的投資本金及回報未獲保證。該投資截至2023年12月31日的公允價值估計為人民幣50,000,000元。

於2023年6月，本集團投資一家非上市有限合夥企業（「合夥企業」），對價為10,409,000美元（相當於人民幣73,870,000元）。合夥企業專門從事股權投資。根據合夥協議，合夥企業由其普通合夥人管理。本集團作為有限合夥人之一參與合夥企業，而有限合夥人無權選擇或罷免合夥企業的資產管理人或普通合夥人。此外，本集團無權作出合夥企業的經營、投資及融資決策。董事認為，本集團並無任何控制權或重大影響力，以通過其於合夥企業之投資影響可變回報，且投資的合約現金流量並非僅為支付本金及未償還本金的利息，因此該投資被列為以公允價值計量且其變動計入當期損益的金融資產。本集團有意持有該等投資作長期投資。

有關本集團公允價值計量的資料載於附註27(e)。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

17 INVENTORIES   17 存貨

	As at June 30, 於6月30日	As at December 31, 於12月31日
	2023 2023年	2023 2023年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Finished goods 製成品	1,447,799	1,917,133
Low-value consumables 低值易耗品	2,720	5,108
	1,450,519	1,922,241

(a) The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

(a) 已確認為開支且計入損益的存貨金額分析如下：

	For the year ended June 30, 2023 截至2023年 6月30日止年度	For the six months ended December 31, 2023 截至2023年 12月31日止六個月
	RMB'000 人民幣千元	RMB'000 人民幣千元
Carrying amount of inventories sold 已售出存貨之賬面金額	6,879,212	4,290,874
(Reversal of write-down)/write-down of inventories 存貨（減值撥回）／減值	(19,850)	1,932
Cost of inventories recognized in consolidated statements of profit or loss 於綜合損益表中確認的存貨成本	6,859,362	4,292,806

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

18 TRADE AND OTHER RECEIVABLES 18 貿易及其他應收款項

	Note 附註	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
Non-current 非流動			
Trade receivables 貿易應收款項		–	18,045
Less: loss allowance 減：虧損撥備	27(a)	–	(433)
Trade receivables, net of loss allowance (iii) 貿易應收款項（扣除虧損撥備）(iii)		–	17,612
Amounts due from related parties 應收關聯方款項	30(c)	10,647	10,760
Deposits 按金		41,834	81,153
Value-added tax ("VAT") recoverable 待抵扣增值稅（「增值稅」）		22,160	26,271
		74,641	135,796
Current 流動			
Trade receivables 貿易應收款項		394,727	504,938
Less: loss allowance 減：虧損撥備	27(a)	(88,764)	(78,001)
Trade receivables, net of loss allowance 貿易應收款項（扣除虧損撥備）		305,963	426,937
Amounts due from related parties 應收關聯方款項	30(c)	5,602	27,836
Miscellaneous expenses paid on behalf of franchisees 代加盟商支付的雜項開支		265,335	336,497
VAT recoverable 待抵扣增值稅		270,298	251,162
Rental deposits 租賃按金		86,600	98,141
Receivables due from on-line payment platforms and banks (i) 應收在線支付平台及銀行款項(i)		34,726	103,406
Prepayments for inventories 存貨預付款項		49,631	51,084
Prepayments for licensing expenses 授權費預付款項		40,934	43,996
Prepayments for promotion and advertising expenses 促銷及廣告開支預付款項		17,374	11,577
Prepayments for repurchase of shares 回購股份預付款項		3,693	87,324
Others 其他		70,000	80,397
		1,150,156	1,518,357

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

18 TRADE AND OTHER RECEIVABLES (continued)

Notes:

(i) Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group's instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

(ii) All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(iii) Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 32 to 36 months and the portion which is expected to be recovered after one year are classified as non-current. All other trade debtors are due within 20 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. Further details on the Group's credit policy and credit risk arising from trade debtors are set out in Note 27(a).

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

18 貿易及其他應收款項（續）

附註：

(i) 應收在線支付平台及銀行款項主要為由第三方在線支付平台收取及保留的經由電商平台線上銷售所得款項。保留於在線支付平台上的餘額可根據本集團指示隨時提取。該等金額亦包括通過客戶信用卡／借記卡及其他在線支付平台進行線下銷售的應收銀行款項，該等款項需由收款銀行隔夜處理。

(ii) 所有歸入流動部分的貿易及其他應收款項預計將在一年內收回或確認為開支。

(iii) 與向加盟商銷售若干裝修材料有關的貿易應收款項於32至36個月期間內分期收取，而預期將於一年後收回的部分分類為非流動。國內及國外客戶的所有其他貿易債務分別在確認收益之日起20至180天內到期。有關本集團信貸政策及因貿易債務產生的信貸風險的更多詳情載於附註27(a)。

賬齡分析

截至各報告期末，基於發票日期及扣除虧損撥備後的貿易應收款項賬齡分析如下：

	As at June 30, 於6月30日	As at December 31, 於12月31日
	2023 2023年	2023 2023年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Non-current portion 非流動部分		
Within 90 days 90天內	–	11,187
91 to 180 days 91至180天	–	6,425
	–	17,612
Current portion 流動部分		
Within 90 days 90天內	281,511	367,560
91 to 180 days 91至180天	20,112	51,516
181 to 360 days 181至360天	2,332	7,327
361 to 540 days 361至540天	1,074	229
Over 540 days 超過540天	934	305
	305,963	426,937

(Expressed in thousands of Renminbi, unless otherwise indicated)

19 CASH AND CASH EQUIVALENTS 19 現金及現金等價物

Cash and cash equivalents comprise: 現金及現金等價物包括：

	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
Cash on hand 手頭現金	576	**783**
Cash at bank 銀行存款	6,488,637	**6,414,658**
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows 綜合財務狀況表及綜合現金流量表列示的現金及現金等價物	6,489,213	**6,415,441**

20 RESTRICTED CASH 20 受限制現金

	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
Bank deposits held in an escrow bank account (i) 託管銀行賬戶持有的銀行存款(i)	1,391	**4,462**
Bank deposits frozen for legal proceedings (ii) 因法律訴訟而被凍結的銀行存款(ii)	25,682	**3,508**
	27,073	**7,970**

Notes:

(i) The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

(ii) The balance mainly represented deposits frozen for the lawsuit relating to illicit competition as disclosed in Note 29(b).

附註：

(i) 該結餘指於中國託管銀行賬戶持有的現金，指定用途為與加盟商進行結算。

(ii) 如附註29(b)所披露，該結餘主要指有關不正當競爭行為的訴訟而被凍結的存款。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

21 CASH FLOW INFORMATION

(a) Reconciliation of profit for the reporting period to cash generated from operations:

21 現金流資料

(a) 報告內利潤與經營所得現金的對賬：

	Note 附註	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Profit for the year/period 年／期內利潤		1,781,829	**1,256,077**
Adjustments for: 經以下事項調整：			
Interest on lease liabilities 租賃負債利息	9	34,396	**25,112**
Depreciation and amortization 折舊及攤銷	7	391,167	**285,241**
Interest on loans and borrowings 貸款及借款利息	9	226	**90**
Interest income 利息收入	9	(145,225)	**(123,969)**
Investment income from other investments 其他投資的投資收益	8	(42,921)	**(14,281)**
Net change in fair value of other investments 其他投資公允價值變動淨額	8	3,692	**(14,270)**
Losses on disposal of property, plant and equipment and intangible assets 出售物業、廠房及設備以及無形資產的虧損	8	5,350	**1,632**
Impairment loss on non-current assets 非流動資產減值虧損		3,448	**4,547**
Unrealized foreign exchange gain 未實現外匯收益		(45,522)	**(25,410)**
Effect of lease contract cancellation 取消租賃合同的影響		3,681	**(4,821)**
Share of profit of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的利潤，稅後淨額		–	**(268)**
Equity-settled share-based payment expenses 以權益結算的股份支付的開支	7	62,882	**46,432**
Income tax 所得稅	10(a)	551,785	**396,665**
Changes in working capital: 營運資金變動：			
Inventories 存貨		(250,851)	**(471,722)**
Trade and other receivables 貿易及其他應收款項		(185,768)	**(316,534)**
Contract liabilities 合約負債		(73,539)	**25,341**
Trade and other payables 貿易及其他應付款項		(34,055)	**363,327**
Restricted cash 受限制現金		5,303	**19,103**
Deferred income 遞延收益		19,074	**(3,985)**
Cash generated from operations 經營所得現金		2,084,952	**1,448,307**

(Expressed in thousands of Renminbi, unless otherwise indicated)

21 CASH FLOW INFORMATION (continued) 21 現金流資料（續）

(b) Reconciliation of liabilities arising from financing activities: (b) 融資活動所產生負債的對賬：

	Loans and borrowings 貸款及借款 RMB'000 人民幣千元	Interest payable 應付利息 RMB'000 人民幣千元	Lease liabilities 租賃負債 RMB'000 人民幣千元 Note 23 附註23	Total 合計 RMB'000 人民幣千元
At July 1, 2022 於2022年7月1日	6,948	43	651,065	658,056
Additions through business combination (Note 26) 通過企業合併的添置（附註26）	–	–	15,313	15,313
Changes from financing cash flows: 融資現金流變動：				
Repayment of loans and borrowings 償還貸款及借款	(206)	–	–	(206)
Payment of capital element and interest element of lease liabilities 支付租賃負債的資本部分和利息部分	–	–	(346,008)	(346,008)
Total changes from financing cash flows 融資現金流變動總額	(206)	–	(346,008)	(346,214)
Exchange adjustments 匯率調整	576	–	25,267	25,843
Other changes: 其他變動：				
Increase in lease liabilities from entering into new leases during the year 年內訂立新租約引起的租賃負債增加	–	–	718,985	718,985
Decrease in lease liabilities from derecognition 終止確認導致的租賃負債減少	–	–	(213,284)	(213,284)
Increase in interest expenses 利息開支增加	–	226	34,396	34,622
Forgiveness of loans and borrowings 豁免貸款及借款	(103)	–	–	(103)
Total other changes 其他變動總額	(103)	226	540,097	540,220
At June 30, 2023 於2023年6月30日	7,215	269	885,734	893,218

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

21 CASH FLOW INFORMATION (continued)
21 現金流資料（續）

(b) Reconciliation of liabilities arising from financing activities: (continued)

(b) 融資活動所產生負債的對賬：（續）

	Loans and borrowings 貸款及借款 RMB'000 人民幣千元	Interest payable 應付利息 RMB'000 人民幣千元	Lease liabilities 租賃負債 RMB'000 人民幣千元 Note 23 附註23	Total 合計 RMB'000 人民幣千元
At July 1, 2023 於2023年7月1日	**7,215**	**269**	**885,734**	**893,218**
Changes from financing cash flows: 融資現金流變動：				
Repayment of loans and borrowings 償還貸款及借款	–	–	–	–
Payment of capital element and interest element of lease liabilities 支付租賃負債的資本部分和利息部分	–	–	(236,519)	(236,519)
Total changes from financing cash flows 融資現金流變動總額	–	–	(236,519)	(236,519)
Exchange adjustments 匯率調整	**44**	**–**	**(21,071)**	**(21,027)**
Other changes: 其他變動：				
Increase in lease liabilities from entering into new leases during the period 期內訂立新租約的租賃負債增加	–	–	622,916	622,916
Decrease in lease liabilities from derecognition 終止確認導致的租賃負債減少	–	–	(30,867)	(30,867)
Increase in interest expenses 利息開支增加	–	90	25,112	25,202
Total other changes 其他變動總額	–	90	617,161	617,251
At December 31, 2023 於2023年12月31日	**7,259**	**359**	**1,245,305**	**1,252,923**

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

21 CASH FLOW INFORMATION (continued) 21 現金流資料（續）

(c) Total cash out flow for leases: (c) 租賃現金流出總額：

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Within operating cash flows 歸屬於經營現金流	(71,185)	**(38,531)**
Within financing cash flows 歸屬於融資現金流	(346,008)	**(236,519)**
	(417,193)	**(275,050)**

22 TRADE AND OTHER PAYABLES 22 貿易及其他應付款項

	As at June 30, 2023 於2023年6月30日 RMB'000 人民幣千元	**As at December 31, 2023 於2023年12月31日 RMB'000 人民幣千元**
Non-current 非流動		
Payable relating to construction projects 相關建設項目應付款項	–	**12,411**
Current 流動		
Trade payables 貿易應付款項	653,713	**855,914**
Payroll payable 應付工資	93,065	**166,079**
Accrued expenses 應計開支	236,594	**309,951**
Other taxes payable 其他應付稅項	49,072	**43,850**
Deposits 押金	1,785,405	**1,782,181**
Payable relating to leasehold improvements 相關租賃裝修應付款項	47,654	**59,653**
Payable relating to construction projects 相關建設項目應付款項	25,835	**33,051**
Amounts due to related parties (Note 30(c)) 應付關聯方款項（附註30(c)）	6,371	**7,334**
Others 其他	121,593	**131,813**
	3,019,302	**3,389,826**

Information about the Group's exposure to currency and liquidity risks is included in Note 27.

The credit period granted by suppliers is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

有關本集團面臨的貨幣和流動性風險的信息載於附註27。

供應商授予的信貸期為30至90天。

自供應商、代理商和加盟商收到的保證金可以在一年後償還予供應商、代理商和加盟商。所有其他貿易應付款項、其他應付款項、應計項目和應付關聯方或加盟商的款項預計將在一年內結清或應要求償還。

(Expressed in thousands of Renminbi, unless otherwise indicated)

22 TRADE AND OTHER PAYABLES (continued)

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

22 貿易及其他應付款項（續）

賬齡分析

截至各報告期末，基於發票日期作出的貿易應付款項之賬齡分析如下：

	As at June 30, 2023 於2023年6月30日 RMB'000 人民幣千元	**As at December 31, 2023 於2023年12月31日 RMB'000 人民幣千元**
Within 1 month 一個月內	613,353	**795,416**
1 to 3 months 一至三個月	27,210	**42,183**
3 months to 1 year 三個月至一年	7,350	**8,296**
Over 1 year 一年以上	5,800	**10,019**
	653,713	**855,914**

23 LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group's lease liabilities at the end of the reporting periods:

23 租賃負債

下表載列本集團租賃負債於各報告期末的餘下合約到期情況：

	As at June 30, 2023 於2023年6月30日		**As at December 31, 2023 於2023年12月31日**	
	Present value of the minimum lease payments 最低租賃付款現值 RMB'000 人民幣千元	Total minimum lease payments 最低租賃付款總額 RMB'000 人民幣千元	**Present value of the minimum lease payments 最低租賃付款現值 RMB'000 人民幣千元**	**Total minimum lease payments 最低租賃付款總額 RMB'000 人民幣千元**
Within 1 year 一年以內	328,933	334,778	**447,319**	**457,747**
After 1 year but within 2 years 一年後但兩年內	251,844	259,948	**373,712**	**403,679**
After 2 years but within 5 years 兩年後但五年內	227,048	260,188	**350,181**	**399,187**
After 5 years 五年以上	77,909	110,215	**74,093**	**102,502**
	556,801	630,351	**797,986**	**905,368**
	885,734	965,129	**1,245,305**	**1,363,115**
Less: total future interest expenses 減：未來利息開支總額		(79,395)		**(117,810)**
Present value of lease liabilities 租賃負債現值		885,734		**1,245,305**

(Expressed in thousands of Renminbi, unless otherwise indicated)

24 CAPITAL AND RESERVES

(a) Share capital and additional paid-in capital

As at June 30, 2023 and December 31, 2023, the Company authorized 5,000,000,000 ordinary shares, with a par value of USD0.00001 each.

As of June 30, 2023 and December 31, 2023, analysis of the Company's issued shares including treasury shares reserved for the share incentive plan, was as follows:

24 資本及儲備

(a) 股本及資本公積

於2023年6月30日及2023年12月31日，本公司已授權5,000,000,000股每股面值0.00001美元的普通股。

截至2023年6月30日及2023年12月31日，本公司的已發行股份(包括為股份激勵計劃保留的庫存股)分析如下：

	As at June 30, 2023 於2023年6月30日		**As at December 31, 2023 於2023年12月31日**	
	Number of shares 股份數目	Share capital 股本 RMB'000 人民幣千元	**Number of shares 股份數目**	**Share capital 股本 RMB'000 人民幣千元**
Ordinary shares 普通股	1,263,689,685	95	**1,263,689,685**	**95**

(i) On July 13, 2022, the Company completed its dual primary listing on the Hong Kong Stock Exchange. In connection with the dual primary listing, the Company completed a global offering and issued 41,586,200 ordinary shares, including 486,200 shares upon exercise of the over-allotment option, with a par value of USD0.00001 each and offer price of HKD13.80 each.

(ii) During the year ended June 30, 2023 and the six months ended December 31, 2023, 4,161,100 and 636,608 of restricted shares, restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(iii) During the year ended June 30, 2023, 3,462,870 shares were cancelled, which mainly including 3,462,868 shares repurchased under 2022 share repurchase program (see Note 24(b)(v)).

(iv) As at June 30, 2023 and December 31, 2023, among the ordinary shares issued, 18,834,996 and 20,356,896 shares were recognized as treasury shares (see Note 24(b)(v)), respectively.

(v) Pursuant to a resolution approved by the board of directors of the Company on May 16, 2023, the Company transferred RMB730,898,000 (equivalent to USD105 million) of additional paid-in capital to set off its accumulated losses.

(i) 於2022年7月13日，本公司於香港聯交所完成雙重主要上市。就雙重主要上市，本公司完成全球發售並發行41,586,200股普通股(其中包括因超額配股權獲行使而發行的486,200股)，每股面值為0.00001美元及每股發售價為13.80港元。

(ii) 截至2023年6月30日止年度及截至2023年12月31日止六個月，4,161,100股及636,608股受限制股份、受限制股份單位及購股權已歸屬及行使，並由庫存股份轉為普通股。

(iii) 截至2023年6月30日止年度，已註銷3,462,870股股份，主要包括根據2022年股份購回計劃購回的3,462,868股股份(見附註24(b)(v))。

(iv) 於2023年6月30日及2023年12月31日，在已發行的普通股中，18,834,996股及20,356,896股股份已分別確認為庫存股份(見附註24(b)(v))。

(v) 根據本公司董事會於2023年5月16日批准的決議案，本公司轉撥人民幣730,898,000元(相當於105百萬美元)的資本公積以抵銷其累計虧損。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

24 CAPITAL AND RESERVES (continued)

(b) Nature and purposes of reserves

(i) Merger reserve

The merger reserve mainly represents the difference between the consideration paid and the paid-in capital acquired arising from business combinations involving entities under common control during the year ended June 30, 2019.

(ii) Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii) Share-based payment reserve

The share-based payment reserve represents the portion of the grant date fair value of restricted shares, share options and restricted share units granted to the key management personnel and employees of the Group that has been recognized in accordance with the accounting policy adopted for share-based payments in Note 2(q)(iii).

(iv) PRC statutory reserve

PRC statutory reserves are established in accordance with the PRC Company Law and the Articles of Association of the subsidiaries which are established in the PRC. The subsidiaries being wholly foreign-owned enterprise or wholly domestic-owned enterprises, are required to allocate at least 10% of its net profits to a statutory surplus reserve. The transfer to this reserve must be made before distribution of dividends to equity shareholders can be made.

PRC statutory reserve can be used to make good previous years' losses, if any, and may be converted into capital in proportion to their existing equity holdings, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

24 資本及儲備（續）

(b) 儲備的性質及目的

(i) 合併儲備

合併儲備主要指截至2019年6月30日止年度同一控制下企業合併所支付的對價與取得的實收資本之間的差額。

(ii) 換算儲備

換算儲備包括換算國外業務財務報表產生的所有外匯差額。

(iii) 以股份為基礎的付款儲備

以股份為基礎的付款儲備是指已根據附註2(q)(iii)中就以股份為基礎的付款所採納的會計政策確認的授予本集團關鍵管理人員及僱員的受限制股份、購股權及受限制股份單位的授予日公允價值部分。

(iv) 中國法定公積金

中國法定公積金乃根據中國《公司法》和在中國成立的附屬公司的組織章程細則而設立。如附屬公司為外商獨資企業或內資獨資企業，則必須將其淨利潤的至少10%分配至法定盈餘公積金。轉撥至法定盈餘公積金必須在向權益股東分派股息之前作出。

中國法定公積金可用於彌補以往年度的虧損（如有），及可按其現有持股比例轉為資本，但轉為資本後的法定盈餘公積金餘額不得低於註冊資本的25%。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

24 CAPITAL AND RESERVES (continued)

(b) Nature and purposes of reserves (continued)

(v) Treasury shares

The 2020 Share Incentive Plan was administered by twelve special purpose vehicles, and the Group has the power to govern the relevant activities of the twelve special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under 2020 Share Incentive Plan, therefore, the twelve special purpose vehicles were consolidated.

The balance of treasury shares mainly include the considerations received from special purpose vehicles for unvested and forfeited restricted shares, and the cost of the Company's shares held by the Group.

On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022 (the "2021 Share Repurchase Program").

On September 29, 2022, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the "2022 Share Repurchase Program").

During the year ended June 30, 2023, the Company repurchased 3,373,228 ordinary shares on the New York Stock Exchange and 166,000 ordinary shares on the Hong Kong Stock Exchange under the 2021 and 2022 Share Repurchase Programs for total considerations of USD4,370,000 (equivalent to RMB31,175,000) and HKD1,696,000 (equivalent to RMB1,536,000), respectively.

24 資本及儲備（續）

(b) 儲備的性質及目的（續）

(v) 庫存股

2020年股份激勵計劃由12家特殊目的公司管理，本集團對12家特殊目的公司的相關活動具有監管權，且可從根據2020年股份激勵計劃獲授股份的員工出資中獲得利益，因此將該12家特殊目的公司合併。

庫存股的結餘主要包括從特殊目的公司收到的未歸屬及被沒收的受限制股份的對價，以及本集團持有的本公司股份的成本。

於2021年12月21日，董事會批准了一項股份購回計劃，根據該計劃，本公司可於2022年9月21日之前回購最多200百萬美元的股份（「2021年股份購回計劃」）。

於2022年9月29日，董事會授權一項股份購回計劃，據此，本公司於自2022年9月29日起計的12個月期間可回購最多100百萬美元的股份（「2022年股份購回計劃」）。

截至2023年6月30日止年度，本公司根據2021年及2022年股份購回計劃在紐約證券交易所購回3,373,228股普通股以及在香港聯交所購回166,000股普通股，總對價分別為4,370,000美元（相當於人民幣31,175,000元）及1,696,000港元（相當於人民幣1,536,000元）。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

24 CAPITAL AND RESERVES (continued)

(b) Nature and purposes of reserves (continued)

(v) Treasury shares (continued)

Pursuant to 2021 Share Repurchase Program, the Company had repurchased a total of 6,187,636 ordinary shares on the New York Stock Exchange as of September 21, 2022, the expiry date of the program. In October 2022, the board of directors of the Company approved to transfer all these 6,187,636 repurchased shares to special purpose vehicles for future grants of share awards under the 2020 Share Incentive Plan.

Under the 2022 Share Repurchase Program, 166,000 shares repurchased on the Hong Kong Stock Exchange and 3,296,868 shares repurchased on the New York Stock Exchange were cancelled as of June 30, 2023.

On September 15, 2023, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the "2023 Share Repurchase Program").

During the six months ended December 31, 2023, the Company repurchased ordinary shares under the 2023 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

24 資本及儲備（續）

(b) 儲備的性質及目的（續）

(v) 庫存股（續）

根據2021年股份購回計劃，截至2022年9月21日（即該計劃的到期日），本公司已在紐約證券交易所回購合共6,187,636股普通股。本公司董事會於2022年10月批准，將所有該等6,187,636股回購股份轉讓予特殊目的公司，以供日後根據2020年股份激勵計劃授出股份獎勵。

在2022年股份購回計劃中，於香港聯交所回購的166,000股股份及於紐約證券交易所回購的3,296,868股股份於2023年6月30日已註銷。

於2023年9月15日，董事會授權一項新股份購回計劃，據此，本公司於自2023年9月15日起計的12個月期間可回購最多200百萬美元的股份（「2023年股份購回計劃」）。

截至2023年12月31日止六個月，本公司已如下根據2023年股份購回計劃購回普通股，而本集團持有該等股份的成本計入庫存股份：

Month 月份	Shares repurchased on the New York Stock Exchange 於紐約證券交易所購回的股份				Shares repurchased on the Hong Kong Stock Exchange 於香港聯交所購回的股份			
	Number of shares repurchased 所購回股份數目	Highest price paid per share 就每股股份支付的最高價	Lowest price paid per share 就每股股份支付的最低價	Aggregate price paid 已支付的總價	Number of shares repurchased 所購回股份數目	Highest price paid per share 就每股股份支付的最高價	Lowest price paid per share 就每股股份支付的最低價	Aggregate price paid 已支付的總價
		USD 美元	USD 美元	USD'000 千美元		HKD 港元	HKD 港元	HKD'000 千港元
December 2023 2023年12月	1,450,108	4.98	4.57	6,981	708,400	37.85	36.35	26,290
Equivalent to RMB'000 等值人民幣金額千元				49,630				23,930

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

24 CAPITAL AND RESERVES (continued)

(c) Capital management

The Group defines "capital" as including all components of equity. The Group's policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group's approach to capital management during the reporting periods. The Group is not subject to any externally imposed capital requirements.

(d) Dividends

During the year ended June 30, 2023, special cash dividends of USD0.043 per ordinary share, amounting to USD53,640,000 (equivalent to RMB370,787,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the six months ended December 31, 2023, final dividends of USD0.103 per ordinary share, amounting to USD128,758,000 (equivalent to RMB923,664,000), in respect of the year ended June 30, 2023, were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Special cash dividends of USD0.0725 per ordinary share, amounting to USD90.5 million, were proposed and approved by the board of directors the Company in March 2024. The dividends will be distributed from additional paid-in capital and have not been recognized as liabilities as of December 31, 2023.

24 資本及儲備（續）

(c) 資本管理

本集團將「資本」定義為包括權益的所有組成部分。本集團的政策是維持強大的資本基礎，以維持投資者、債權人及市場信心，並維持業務的未來發展。報告期間，本集團的資本管理方法並無變動。本集團無須遵循任何外部施加的資本要求。

(d) 股息

於截至2023年6月30日止年度，本公司宣派及派付特別現金股息每股普通股0.043美元，共計53,640,000美元（相當於人民幣370,787,000元）。股息從資本公積中分派。

截至2023年12月31日止六個月，本公司宣派及派付截至2023年6月30日止年度的末期股息每股普通股0.103美元，共計128,758,000美元（相當於人民幣923,664,000元）。股息將從資本公積中分派。

本公司董事會已於2024年3月建議並批准特別現金股息每股普通股0.0725美元，共計90.5百萬美元。股息將從資本公積中分派，且截至2023年12月31日尚未被確認為負債。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

25 EQUITY SETTLED SHARE-BASED PAYMENTS

The Group has adopted share-based compensation arrangements to incentivize outstanding performance. Pursuant to the 2020 Share Incentive Plan, as amended in June 2022, restricted shares, options, restricted share units or other approved awards may be granted to the Group's employees, directors, and consultants.

As at June 30, 2023 and December 31, 2023, the maximum aggregate number of shares that could be issued under the 2020 Share Incentive Plan was 98,773,684.

The 2020 Share Incentive Plan will remain in effect for a period of 103 months, commencing on January 7, 2020, unless terminated earlier by the Company's board of directors.

(a) Share awards

On August 27, 2018, the board of directors approved the grant of restricted shares of the Company to certain employees of the Group. Some of the restricted shares granted were immediately vested upon grant, while the remaining shares will vest according to individual vesting schedules ranging from two to four years from the grant date. The vesting is conditional upon employees remaining in service throughout a specified period ("Specified Service Period") without any performance requirements.

If employees leave the Group before a qualified IPO takes place, the awarded shares will be forfeited. The forfeited shares will be repurchased by a shareholder designated by the Group at the original exercise price, and with an additional 10% per annum interest, where applicable. As such, the actual vesting period of the restricted shares is dependent on the occurrence of an IPO. The Group considered that an IPO was probable to occur and has recognized the share-based compensation expenses over the estimated actual vesting period, which is based on the estimate of when an IPO will occur or the Specified Service Period, whichever is longer.

25 以權益結算的股份支付

本集團已採納以股份為基礎的薪酬安排，以激勵傑出表現。根據2020年股份激勵計劃（於2022年6月修訂），本集團的僱員、董事及顧問可獲授受限制股份、購股權、受限制股份單位或其他經批准獎勵。

於2023年6月30日及2023年12月31日，根據2020年股份激勵計劃可發行的股份最高總數為98,773,684股。

除非本公司董事會提前終止，否則2020年股份獎勵計劃將自2020年1月7日開始生效，有效期為103個月。

(a) 股份獎勵

於2018年8月27日，董事會批准向本集團若干員工授出本公司受限制股份。部分授出的受限制股份於授出後即時歸屬，而餘下股份將根據自授予日期起計兩至四年的個別歸屬時間表歸屬。歸屬條件為員工於指定期間（「指定服務期」）任職，並無任何業績要求。

倘員工在合資格首次公開發售前自本集團離職，則獎勵股份將被沒收。被沒收的股份將由本集團指定的股東按原行使價及10%的額外年息（如適用）回購。因此，受限制股份的實際歸屬期取決於首次公開發售的發生。本集團認為首次公開發售很可能發生，並在估計實際歸屬期內確認股份為基礎的薪酬開支，估計實際歸屬期乃基於對首次公開發售發生時間的估計或指定服務期，以較長者為準。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

25 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(a) Share awards (continued)

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair values are as follows:

25 以權益結算的股份支付（續）

(a) 股份獎勵（續）

授予員工的受限制股份數目及其各自加權平均授予日公允價值變動如下：

	Number of restricted shares 受限制股份數目	Weighted-average exercise price USD per restricted share 受限制股份的加權平均行使價美元每股	Weighted-average grant date fair value USD per restricted share 受限制股份的加權平均授予日公允價值美元每股
Outstanding as of July 1, 2022 截至2022年7月1日未行使	2,540,420	0.036	7.67
Vested during the year 年內歸屬	(2,496,668)	0.036	7.67
Forfeited during the year 年內沒收	(43,752)	0.036	7.67
Outstanding as of June 30, 2023 and December 31, 2023 截至2023年6月30日及2023年12月31日未行使	–	–	–

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for these share awards granted to the Group's employees was RMB613,000 for the year ended June 30, 2023.

截至2023年6月30日止年度，就上述授予本集團員工的該等股份獎勵而言，根據授出日公允價值及於綜合損益表確認的估計沒收率計算的薪酬開支總額為人民幣613,000元。

(b) Share options

The board of directors approved the grants of share options to purchase ordinary shares of the Company to certain employees of the Group on January 16, 2020 and September 27, 2020.

Each of 20% of the above options granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, respectively, on the condition that employees remain in service without any performance requirements. The options lapse on the tenth anniversary of the grant date.

(b) 購股權

董事會於2020年1月16日及2020年9月27日批准向本集團若干僱員授予購股權以購買本公司普通股。

上述授予的每20%的購股權將分別於授予日期的第一、第二、第三、第四及第五週年後的第一個交易日歸屬，前提是僱員於無任何業績條件的情況下繼續任職。購股權於授予日期十週年時失效。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

25 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(b) Share options (continued)

The option activities during the year ended June 30, 2023 and the six months ended December 31, 2023 are summarized as follows:

25 以權益結算的股份支付（續）

(b) 購股權（續）

截至2023年6月30日止年度及2023年12月31日止六個月的購股權活動概述如下：

	Number of options 購股權數量	Weighted-average exercise price USD per share 加權平均行使價 美元每股	Weighted-average grant date fair value USD per share 授予日期的加權 平均公允價值 美元每股
Outstanding at July 1, 2022 於**2022年7月1日**未行使	8,918,492	0.036	3.67
Exercised 已行使	(1,376,096)	0.035	3.90
Forfeited 沒收	(1,841,000)	0.036	3.33
Outstanding at June 30, 2023 於**2023年6月30日**未行使	5,701,396	0.036	3.72
Exercisable at June 30, 2023 於2023年6月30日可行使	2,114,496	0.036	3.36
Non-vested at June 30, 2023 於2023年6月30日未歸屬	3,586,900	0.036	3.94
Outstanding at July 1, 2023 於**2023年7月1日**未行使	5,701,396	0.036	3.72
Exercised 已行使	(427,492)	0.036	4.20
Forfeited 沒收	(104,800)	0.036	4.74
Outstanding at December 31, 2023 於**2023年12月31日**未行使	**5,169,104**	**0.036**	**3.66**
Exercisable at December 31, 2023 於2023年12月31日可行使	**2,237,104**	**0.036**	**3.57**
Non-vested at December 31, 2023 於2023年12月31日未歸屬	**2,932,000**	**0.036**	**3.73**

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group's employees were RMB33,306,000 and RMB7,593,000 for the year ended June 30, 2023 and the six months ended December 31, 2023, respectively.

截至2023年6月30日止年度及截至2023年12月31日止六個月，就上述授予本集團員工的購股權而言，根據授出日公允價值及於綜合損益表確認的估計沒收率計算的薪酬開支總額分別為人民幣33,306,000元及人民幣7,593,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

25 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(c) Restricted share units

(i) Granted during the year ended June 30, 2023

In October 2022, the board of directors approved the grant of restricted shares units ("RSUs") to purchase 143,436 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into two tranches. The first tranche immediately vested on the grant date, and the remaining tranche will vest in one year from the grant date, on the condition that director remains in service without any performance conditions.

The board of directors also approved the grant of RSUs to purchase 1,333,360 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share during the year ended June 30, 2023. These RSUs were divided into three to five tranches. Certain portions of these RSUs were immediately vested on the grant date, and the remaining tranches will vest based on individual vesting schedules ranging from two to four years from the grant dates, on the condition that the employees remain in service without any performance conditions.

In addition, the board of directors approved the grant of RSUs to purchase 5,084,800 ordinary shares of the Company to an employee of the Group at purchase price of USD0.036 per share in March 2023. Each of 20% of these RSUs granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, on the condition that the employee remains in service and has fulfilled the respective annual net profit targets for the department which the employee is in charge of in each of the calendar years of 2023, 2024, 2025, 2026 and 2027.

25 以權益結算的股份支付（續）

(c) 受限制股份單位

(i) 截至2023年6月30日止年度授出

於2022年10月，董事會批准以零購買價向本集團一名獨立非執行董事授出受限制股份單位（「受限制股份單位」），以購買本公司143,436股普通股。受限制股份單位分為兩批。第一批於授予日期即時歸屬，而餘下批將於自授予日期起計一年內歸屬，歸屬條件是董事仍任職，並無任何業績條件。

董事會亦於截至2023年6月30日止年度批准按每股0.036美元的購買價向本集團若干僱員授出受限制股份單位以購買合共1,333,360股本公司普通股。該等受限制股份單位分為三至五批。該等受限制股份單位的若干部分於授予日期即時歸屬，而餘下部分將根據自授予日期起兩至四年的個別歸屬時間表歸屬，歸屬條件是僱員仍任職，並無任何業績條件。

此外，董事會於2023年3月批准按每股0.036美元的購買價向本集團一名僱員授出受限制股份單位以購買5,084,800股本公司普通股。該等已授出受限制股份的每20%將於授予日期的第一、第二、第三、第四及第五週年後的第一個交易日歸屬，前提是該僱員仍任職並於2023年、2024年、2025年、2026年及2027年各日曆年達成該僱員所負責部門的年度淨利潤目標。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

25 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(c) Restricted share units (continued)

(ii) Granted during the six months ended December 31, 2023

In October 2023, the board of directors approved the grant of RSUs to purchase 22,472 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into four tranches. The first tranche immediately vested on the grant date, and the remaining tranches will vest on January 15, 2014, April 15, 2024 and July 15, 2024, respectively, on the condition that director remains in service without any performance conditions.

The board of directors also approved the grant of RSUs to purchase 103,200 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share during the six months ended December 31, 2023. These RSUs were divided into three to five tranches. Each tranche will vest based on individual vesting schedules ranging from three to five years from the grant dates, on the condition that the employees remain in service without any performance conditions.

25 以權益結算的股份支付（續）

(c) 受限制股份單位（續）

(ii) 截至2023年12月31日止六個月授出

於2023年10月，董事會批准以零購買價向本集團一名獨立非執行董事授出受限制股份單位，以購買本公司22,472股普通股。受限制股份單位分為四批。第一批於授予日期即時歸屬，而餘下批次將分別於2014年1月15日、2024年4月15日及2024年7月15日歸屬，歸屬條件是董事仍在職，並無任何業績條件。

董事會亦於截至2023年12月31日止六個月批准按每股0.036美元的購買價向本集團若干僱員授出受限制股份單位以購買合共103,200股本公司普通股。該等受限制股份單位分為三至五批。各批將根據自授予日期起三至五年的個別歸屬時間表歸屬，歸屬條件是僱員仍在職，並無任何業績條件。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

25 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

25 以權益結算的股份支付（續）

(c) Restricted share units (continued)

(c) 受限制股份單位（續）

(iii) Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows:

(iii) 授出的受限制股份單位數目及其各自加權平均授予日公允價值變動如下：

	Number of RSUs 受限制股份單位數目	Weighted-average purchase price USD per RSU 加權平均購買價美元每限制股份單位	Weighted-average grant date fair value USD per RSU 授予日加權平均公允價值美元每限制股份單位
Outstanding as of July 1, 2022 截至2022年7月1日未行使	–	–	–
Granted 已授出	6,561,596	0.035	4.12
Vested 已歸屬	(288,336)	0.026	2.42
Forfeited 沒收	(107,800)	0.036	2.89
Outstanding as of June 30, 2023 截至2023年6月30日未行使	**6,165,460**	**0.036**	**4.22**
Granted 已授出	**125,672**	**0.030**	**5.37**
Vested 已歸屬	**(209,116)**	**0.024**	**3.55**
Forfeited 沒收	**(123,760)**	**0.036**	**3.16**
Outstanding as of December 31, 2023 截至2023年12月31日未行使	**5,958,256**	**0.036**	**4.32**

The fair value of RSUs was determined with reference to the market prices of the Company's ordinary shares at the respective grant dates.

受限制股份單位的公允價值乃參考本公司普通股於各授予日的市價釐定。

The fair value of RSUs granted during the year ended June 30, 2023 and the six months ended December 31, 2023 was USD27,004,000 (equivalent to RMB186,116,000) and USD674,000 (equivalent to RMB4,812,000) in aggregate. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned RSUs granted were RMB28,963,000 and RMB38,839,000 for the year ended June 30, 2023 and the six months ended December 31, 2023.

截至2023年6月30日止年度及截至2023年12月31日止六個月授出的受限制股份單位的公允價值合共為27,004,000美元（相當於人民幣186,116,000元）及674,000美元（相當於人民幣4,812,000元）。截至2023年6月30日止年度及截至2023年12月31日止六個月，根據就上述授予的受限制股份單位授予日公允價值及於綜合損益表確認的估計沒收率計算的薪酬開支總額為人民幣28,963,000元及人民幣38,839,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

26 ACQUISITION OF A SUBSIDIARY

On November 30, 2022, the Group acquired 90% of shares and voting rights in MINISO VIETNAM LIMITED LIABILITY COMPANY from a third party, at a cash consideration of VND3,097,377,000 (equivalent to RMB893,000).

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

26 收購附屬公司

於2022年11月30日，本集團從第三方處收購了名創優品越南有限公司90％的股份及投票權，現金對價為3,097,377,000越南盾（相等於人民幣893,000元）。

以下概述了於收購日收購資產及承擔負債的已確認金額：

	RMB'000 人民幣千元
Property, plant and equipment 物業、廠房及設備	1,339
Right-of-use assets 使用權資產	10,467
Inventories 存貨	11,573
Trade and other receivables 貿易及其他應收款項	12,852
Cash and cash equivalents 現金及現金等價物	5,461
Trade and other payables 貿易及其他應付款項	(25,387)
Lease liabilities 租賃負債	(15,313)
Total identifiable net assets acquired 收購的可辨認淨資產總額	992
Less: non-controlling interest 減：非控股權益	(99)
Total consideration transferred 轉讓總對價	893

The revenue and profit included in the consolidated statement of profit or loss from the acquisition date to June 30, 2023 contributed by MINISO VIETNAM LIMITED LIABILITY COMPANY was RMB44,036,000 and RMB274,000 respectively.

名創優品越南有限公司從收購日期起至2023年6月30日納入合併損益表中的收入及利潤分別為人民幣44,036,000元及人民幣274,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group's credit risk is primarily attributable to trade and other receivables. The Group's exposure to credit risk arising from cash and cash equivalents, restricted cash and term deposits is limited because the counterparties are banks and financial institutions with high-credit-quality, for which the Group considers having low credit risk.

Trade receivables

The Group's trade receivables mainly derive from sales of goods to distributors and franchisees. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2023 and December 31, 2023, 40% and 40% of the total trade receivables were due from the Group's five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer's history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates.

27 財務風險管理及公允價值

本集團在日常業務過程中承受信貸、流動性、利率及貨幣風險。下文呈列本集團所承受的上述風險及本集團為管理該等風險所採用的財務風險管理政策及實務。

(a) 信貸風險

信貸風險指交易對手未履行其合約責任而導致本集團產生財務虧損的風險。本集團的信貸風險主要歸因於貿易及其他應收款項。由於交易對手為本集團認為信貸風險低且具有高信貸質量的銀行及金融機構，因此本集團承擔來自現金及現金等價物、受限制現金及定期存款的信貸風險有限。

貿易應收款項

本集團的貿易應收款項主要來自於向代理商及加盟商銷售貨物。本集團面臨的信貸風險主要受每個客戶的個別特徵（而非客戶經營所在的行業或國家）影響，因此，當本集團與個別客戶有大額往來時，即面對信貸風險高度集中的情況。於2023年6月30日及2023年12月31日，貿易應收款項總額的40%及40%分別來自本集團的五大債務人。

我們會對所有要求獲得超出若干金額的信貸的客戶進行個別信貸評估。該等評估針對客戶到期還款記錄及現時還款能力，並考慮客戶的具體信息以及與客戶經營所在經濟環境有關的信息。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(a) Credit risk (continued)

Trade receivables (continued)

Trade receivables relating to certain sales of fixtures to franchisees are collected by instalments within the periods ranging from 32 to 36 months. All other trade receivables are due within 20 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group's historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group's different customer bases.

The following table provides information about the Group's exposure to credit risk and ECLs for trade receivables:

27 財務風險管理及公允價值（續）

(a) 信貸風險（續）

貿易應收款項（續）

與向加盟商銷售若干裝修材料有關的貿易應收款項於32至36個月期間內分期收取。所有其他貿易應收款項於自開票日期起20至180天內到期。擁有逾期6個月以上結餘的債務人被要求在獲授予任何進一步信貸之前結清所有的未清餘額。通常情況下，本集團不會從客戶那裏獲得抵押品。

本集團按相等於存續期預期信貸虧損（使用撥備矩陣計算）的金額計量貿易應收款項虧損撥備。由於本集團的歷史信貸虧損經驗並未表明不同的客戶群體存在損失模式的顯著差異，基於逾期狀況的虧損撥備並未進一步區分本集團不同的客戶群體。

下表載列有關本集團貿易應收款項所面臨的信貸風險及預期信貸虧損的資料：

	As at June 30, 2023 於2023年6月30日		
	Expected loss rate 預期虧損率	Gross carrying amount 賬面總值	Loss allowance 虧損撥備
	% %	RMB'000 人民幣千元	RMB'000 人民幣千元
Current (not past due) 即期（未逾期）	2%	288,057	(6,547)
Less than 90 days past due 逾期少於90天	10%	22,419	(2,306)
91 – 270 days past due 逾期91至270天	28%	3,223	(890)
271 – 450 days past due 逾期271至450天	53%	2,267	(1,194)
451 – 810 days past due 逾期451至810天	58%	2,223	(1,289)
More than 810 days past due 逾期超過810天	100%	1,419	(1,419)
		319,608	(13,645)
Additional loss allowance due to specific consideration on certain distributors 由於對若干代理商的特定考量而計提的額外虧損撥備		75,119	(75,119)
		394,727	(88,764)

(Expressed in thousands of Renminbi, unless otherwise indicated)

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

27 財務風險管理及公允價值（續）

(a) Credit risk (continued)

(a) 信貸風險（續）

Trade receivables (continued)

貿易應收款項（續）

	As at December 31, 2023 於2023年12月31日		
	Expected loss rate 預期虧損率	Gross carrying amount 賬面總值	Loss allowance 虧損撥備
	% %	RMB'000 人民幣千元	RMB'000 人民幣千元
Non-current portion 非流動部分	2%	18,045	(433)
Current portion 流動部分			
Current (not past due) 流動（未逾期）	2%	376,711	(8,828)
Less than 90 days past due 逾期少於90天	11%	58,127	(6,600)
91 – 270 days past due 逾期91至270天	27%	9,791	(2,647)
271 – 450 days past due 逾期271至450天	75%	317	(237)
451 – 810 days past due 逾期451至810天	79%	1,445	(1,142)
More than 810 days past due 逾期超過810天	100%	1,010	(1,010)
		447,401	(20,464)
Additional loss allowance due to specific consideration on certain distributors 由於對若干代理商的特定考量而計提的額外虧損撥備		57,537	(57,537)
		504,938	(78,001)
		522,983	(78,434)

Loss allowances of RMB75,119,000 and RMB57,537,000 for trade receivables mainly from certain overseas distributors were made during the years ended June 30, 2023 and the six months ended December 31, 2023 due to deterioration of financial status of these distributors.

截至2023年6月30日止年度及2023年12月31日止六個月，由於若干海外代理商財務狀況惡化，我們就其貿易應收款項做出虧損撥備人民幣75,119,000元及人民幣57,537,000元。

Expected loss rates are based on actual loss experience over the past 2 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group's view of economic conditions over the expected lives of the receivables.

預期虧損率按過去2至3年的實際虧損經驗計算。該等比率乃為反映歷史數據收集期間的經濟狀況、目前狀況與本集團對應收款項預期存續期的經濟狀況預期之間的差異而加以調整。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(a) Credit risk (continued)

Trade receivables (continued)

Movement in the loss allowance account in respect of trade receivables during the reporting periods presented is as follows:

27 財務風險管理及公允價值（續）

(a) 信貸風險（續）

貿易應收款項（續）

於所呈列報告期間，就貿易應收款項而言的虧損撥備科目變動情況如下：

	RMB'000 人民幣千元
Balance at July 1, 2022 於2022年7月1日的結餘	(85,117)
Credit loss recognized during the year 年內確認信貸虧損	(908)
Exchange adjustment 匯率調整	(2,739)
Balance at June 30, 2023 於2023年6月30日的結餘	(88,764)
Credit loss recognized during the period 期內確認信貸虧損	**(2,080)**
Written off during the period 期內撇銷	**10,476**
Exchange adjustment 匯率調整	**1,934**
Balance at December 31, 2023 於2023年12月31日的結餘	**(78,434)**

The following significant changes in the gross carrying amounts of trade receivables contributed to the increase in the loss allowance during the year ended June 30, 2023:

- Decrease in receivables past due resulted in a decrease in loss allowance of RMB20,300,000.

- Increase in loss allowance of RMB21,367,000 for trade receivables mainly due from certain overseas distributors and franchisees due to deterioration of their financial condition.

截至2023年6月30日止年度，貿易應收款項賬面總值發生以下重大變化，導致虧損撥備增加：

- 應收款項逾期減少，導致虧損撥備減少人民幣20,300,000元。

- 主要因若干海外代理商及加盟商財務狀況惡化，就應收其貿易應收款項增加虧損撥備人民幣21,367,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(a) Credit risk (continued)

Trade receivables (continued)

The following significant changes in the gross carrying amounts of trade receivables and changes in additional loss allowance due to specific consideration on certain distributors contributed to the decrease in the loss allowance during the six months ended December 31, 2023:

- Increase in the gross carrying amounts of trade receivables not past due and past due but less than 270 days resulted in an increase in loss allowance of RMB8,332,000.
- Reversal of additional loss allowance of RMB7,106,000 for trade receivables due from a distributor upon collection of receivables.
- Write-off of RMB10,476,000 of trade receivables due from certain distributors with loss allowance fully provided.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

In determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no credit loss allowance of other receivables is considered necessary by management for the year ended June 30, 2023 and the six months ended December 31, 2023.

27 財務風險管理及公允價值（續）

(a) 信貸風險（續）

貿易應收款項（續）

截至2023年12月31日止六個月期間，貿易應收款項賬面總值發生以下重大變化以及由於對若干代理商的特定考慮而導致的額外虧損撥備變動，導致虧損撥備減少：

- 未逾期以及逾期不超過270天的貿易應收款項賬面總值增加導致虧損撥備增加人民幣8,332,000元。
- 在收回應收款項後撥回應收一名代理商的貿易應收款項額外虧損撥備人民幣7,106,000元。
- 撇銷應收若干代理商的貿易應收款項人民幣10,476,000元，並全數計提虧損撥備。

本集團不提供任何可能使本集團面臨信貸風險的擔保。

其他應收款項

釐定剩餘的其他應收款項預期信貸虧損時，本集團管理層已計及過往違約經驗及前瞻性資料（如適用）。本集團管理層已評估，由於自初始確認後，其他應收款項的信貸風險並無顯著增加，且違約風險並不重大，因此截至2023年6月30日止年度及截至2023年12月31日止六個月，管理層認為無需對其他應收款項作出信貸虧損撥備。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b) Liquidity risk

As at June 30, 2023 and December 31, 2023, the Group's net current assets amounted to RMB6,018,410,000 and RMB5,920,655,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the year ended June 30, 2023 and the six months ended December 31, 2023, the Group had net cash generated from operating activities of approximately RMB1,666,030,000 and RMB1,097,541,000 respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. The Directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

27 財務風險管理及公允價值（續）

(b) 流動性風險

於2023年6月30日及2023年12月31日，本集團的流動資產淨值分別為人民幣6,018,410,000元及人民幣5,920,655,000元。本集團內部的個別經營實體負責其自身的現金管理，包括現金盈餘的短期投資及籌集貸款以滿足預期的現金需求，惟借款超過若干預定授權權限水平時須經董事會批准。本集團政策規定須定期監控其流動性需求及其對借款契諾的遵守情況，以確保其維持充足的現金儲備、可隨時變現銷售的證券以及由主要金融機構提供的充足承諾融資，以在短期和長期內滿足其流動性需求。

本集團依賴經營活動產生的現金作為主要流動資金來源。截至2023年6月30日止年度及截至2023年12月31日止六個月，本集團經營活動產生的現金淨額分別約為人民幣1,666,030,000元及人民幣1,097,541,000元。此外，本集團管理層監督借款的使用情況，並確保遵守借款契諾（如有）。董事認為，本集團及本公司於可預見未來將有充足的經營活動可用資金來履行其財務義務。

(Expressed in thousands of Renminbi, unless otherwise indicated)

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b) Liquidity risk (continued)

The following tables show the remaining contractual maturities at the end of each reporting period presented of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of the each reporting period presented) and the earliest date the Group can be required to pay.

27 財務風險管理及公允價值（續）

(b) 流動性風險（續）

下表列示本集團的金融負債於所示各報告期末基於合約未貼現現金流（包括按合約利率計算的利息付款，或倘為浮動利率，則按於所示各報告期末的現行利率）的剩餘合約期限及本集團須償付的最早日期。

	Within 1 year or on demand 一年內或按要求 RMB'000 人民幣千元	More than 1 year but less than 2 years 一年以上兩年以下 RMB'000 人民幣千元	More than 2 years but less than 5 years 兩年以上五年以下 RMB'000 人民幣千元	More than 5 years 五年以上 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Carrying amount at June 30, 2023 於2023年6月30日賬面金額 RMB'000 人民幣千元
Trade and other payables 貿易及其他應付款項	3,019,302	–	–	–	3,019,302	3,019,302
Loans and borrowings 貸款及借款	216	918	6,716	–	7,850	7,215
Lease liabilities 租賃負債	334,778	259,948	260,188	110,215	965,129	885,734
	3,354,296	260,866	266,904	110,215	3,992,281	3,912,251

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

27 財務風險管理及公允價值（續）

(b) Liquidity risk (continued)

(b) 流動性風險（續）

	Within 1 year or on demand 一年內或按要求 RMB'000 人民幣千元	More than 1 year but less than 2 years 一年以上兩年以下 RMB'000 人民幣千元	More than 2 years but less than 5 years 兩年以上五年以下 RMB'000 人民幣千元	More than 5 years 五年以上 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Carrying amount at December 31, 2023 於2023年12月31日賬面金額 RMB'000 人民幣千元
Trade and other payables 貿易及其他應付款項	3,389,826	–	12,411	–	3,402,237	3,402,237
Loans and borrowings 貸款及借款	935	2,360	4,497	–	7,792	7,259
Lease liabilities 租賃負債	457,747	403,679	399,187	102,502	1,363,115	1,245,305
	3,848,508	406,039	416,095	102,502	4,773,144	4,654,801

(c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed-rate financial instruments at fair value through profit or loss at the end of each reporting periods. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group's interest rate risk arises primarily from restricted cash and cash at bank at variable rates, which exposes the Group to cash flow interest rate risk. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

(c) 利率風險

利率風險是指金融工具的公允價值或未來現金流量因市場利率變動而波動的風險。於各報告期末，本集團並無將任何固定利率金融工具按公允價值計入損益。因此，按固定利率計息的金融工具不會使本集團面臨公允價值利率風險。本集團的利率風險主要來自受限制現金及以浮動利率計息的銀行存款，這使本集團面臨現金流量利率風險。本集團根據目前的市場情況釐定固定利率和浮動利率計息工具的適當權重，並定期進行審查和監測，以實現固定利率和浮動利率風險的適當組合。本集團並無訂立金融衍生工具對沖其利率風險。

(Expressed in thousands of Renminbi, unless otherwise indicated)

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

27 財務風險管理及公允價值（續）

(c) Interest rate risk (continued)

(c) 利率風險（續）

(i) Interest rate profile

The following table details the interest rate profile of the Group's interest-bearing financial instruments at the end of each reporting period presented:

(i) 利率概況

下表詳述於各呈列報告期末本集團的計息金融工具的利率概況：

	Interest rates 利率	As at June 30, 2023 於2023年6月30日	**Interest rates 利率**	**As at December 31, 2023 於2023年12月31日**
	% %	RMB'000 人民幣千元	**% %**	**RMB'000 人民幣千元**
Fixed rate instrument: 固定利率工具：				
Loans and borrowings 貸款及借款	3.0%	(7,215)	**3.0%**	**(7,259)**
Cash at bank (Note 19) 銀行存款（附註19）	3.08%~5.25%	1,040,921	**3.75%**	**103,207**
Term deposits 定期存款	0.9%~5.5%	681,715	**0.9%~6.02%**	**310,759**
		1,715,421		**406,707**
Variable rate instrument: 可變利率工具：				
Restricted cash (Note 20) 受限制現金（附註20）	0.3%~1.8%	27,073	**0.2%~1.8%**	**7,970**
Cash at bank (Note 19) 銀行存款（附註19）	0%~3.5%	5,447,716	**0%~5.2%**	**6,311,451**
		5,474,789		**6,319,421**

(ii) Sensitivity analysis

At June 30, 2023 and December 31, 2023, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group's profit for the reporting periods and retained earnings by approximately RMB42,401,000 and RMB24,363,000, respectively.

(ii) 敏感度分析

於2023年6月30日及2023年12月31日，在所有其他變量保持不變的情況下，預計利率總體增加／減少100個基點，將增加／減少本集團的報告期間利潤及留存收益分別約人民幣42,401,000元及人民幣24,363,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars, Euros and Hong Kong Dollars. The Group manages this risk as follows:

(i) Exposure to currency risk

The following table details the Group's exposure at the end of the reporting periods to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Renminbi, translated using the spot rate at the end of the reporting periods. Differences resulting from the translation of the financial statements of foreign operations into the Group's presentation currency are excluded.

27 財務風險管理及公允價值（續）

(d) 貨幣風險

本集團面臨的貨幣風險主要來自產生以外幣（即交易相關業務的功能貨幣以外的貨幣）計值的應收款項、應付款項及現金結餘的買賣。產生該風險的貨幣主要為美元、歐元及港元。本集團對該風險的管理方式如下：

(i) 貨幣風險敞口

下表詳列本集團於各報告期末所面臨以相關實體功能貨幣以外貨幣計值的已確認資產或負債而產生的貨幣風險。就呈報目的而言，所承受風險的金額已按報告期末的即期匯率換算為人民幣列示。此並不包括將海外業務的財務報表換算為本集團的呈報貨幣所產生的差額。

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk (continued)

(i) Exposure to currency risk (continued)

27 財務風險管理及公允價值（續）

(d) 貨幣風險（續）

(i) 貨幣風險敞口（續）

	Exposure to foreign currencies (Expressed in thousands of Renminbi) 外幣風險（以人民幣千元呈列） As at June 30, 2023 於2023年6月30日				
	United States Dollars 美元 RMB'000 人民幣千元	Euros 歐元 RMB'000 人民幣千元	Hong Kong Dollars 港元 RMB'000 人民幣千元	Renminbi 人民幣 RMB'000 人民幣千元	Others 其他 RMB'000 人民幣千元
Trade and other receivables 貿易及其他應收款項	61,922	–	–	–	–
Cash and cash equivalents 現金及現金等價物	455,032	6,677	5,100	2,429	3
Term deposits 定期存款	344	–	–	–	–
Trade and other payables 貿易及其他應付款項	(83,094)	(4,664)	(13,950)	–	–
Net exposure arising from recognized assets and liabilities 已確認資產及負債產生的淨敞口	434,204	2,013	(8,850)	2,429	3

	Exposure to foreign currencies (Expressed in thousands of Renminbi) 外幣風險（以人民幣千元呈列） As at December 31, 2023 於2023年12月31日				
	United States Dollars 美元 RMB'000 人民幣千元	Euros 歐元 RMB'000 人民幣千元	Hong Kong Dollars 港元 RMB'000 人民幣千元	Renminbi 人民幣 RMB'000 人民幣千元	Others 其他 RMB'000 人民幣千元
Trade and other receivables 貿易及其他應收款項	141,973	20	23,814	–	3,889
Cash and cash equivalents 現金及現金等價物	309,966	37,492	7,868	3,068	19
Term deposits 定期存款	35,712	–	–	–	–
Trade and other payables 貿易及其他應付款項	(82,669)	(5,151)	(11,401)	(820)	(930)
Net exposure arising from recognized assets and liabilities 已確認資產及負債產生的淨敞口	404,982	32,361	20,281	2,248	2,978

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk (continued)

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group's profit after tax (and retained earnings) that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

27 財務風險管理及公允價值（續）

(d) 貨幣風險（續）

(ii) 敏感度分析

下表列示假設所有其他風險變量保持不變，倘本集團於各報告期末面對重大風險的匯率於有關日期發生變化，本集團的除稅後利潤（及留存收益）發生的即時變化。

	As at June 30, 2023 於2023年6月30日		As at December 31, 2023 於2023年12月31日	
	Increase/ (decrease) in foreign exchange rates 匯率上升／ （下降）	Effect on profit for the year and retained earnings 對本年度利潤及留存收益的影響	Increase/ (decrease) in foreign exchange rates 匯率上升／ （下降）	Effect on profit for the period and retained earnings 對本年度利潤及留存收益的影響
		RMB'000 人民幣千元		RMB'000 人民幣千元
United States Dollars 美元	1% (1)%	4,324 (4,324)	1% (1)%	3,375 (3,375)
Euros 歐元	1% (1)%	19 (19)	1% (1)%	270 (270)
Hong Kong Dollars 港元	1% (1)%	(89) 89	1% (1)%	208 (208)
Renminbi 人民幣	1% (1)%	20 (20)	1% (1)%	19 (19)
Others 其他	1% (1)%	– * – *	1% (1)%	25 (25)

Note:

* The amount was less than RMB1,000.

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit after tax and equity measured in the respective functional currencies, and then translated into Renminbi at the exchange rate ruling at the end of the reporting periods for presentation purposes.

附註：

* 該金額少於人民幣1,000元。

上表列示分析的結果代表對本集團旗下各實體按各自的功能貨幣計量的除稅後利潤及權益的即時影響總額，並按報告期末的匯率換算為人民幣以供呈列之用。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk (continued)

(ii) Sensitivity analysis (continued)

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency.

(e) Fair value measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group's financial instruments measured at the end of each reporting period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, *Fair value measurement*.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

- Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
- Level 3 valuations: Fair value measured using significant unobservable inputs.

27 財務風險管理及公允價值（續）

(d) 貨幣風險（續）

(ii) 敏感度分析（續）

敏感度分析假設已應用匯率變動重新計量本集團持有的令本集團於各報告期末面對外幣風險的該等金融工具，包括以貸方或借方功能貨幣以外的貨幣計值的本集團內公司間應付款項及應收款項。此分析不包括將海外業務的財務報表換算成本集團呈列貨幣所產生的差額。

(e) 公允價值計量

(i) 按公允價值計量的金融資產及負債

公允價值層級

下表呈列於各報告期末本集團按經常性基準計量的金融工具之公允價值，並按照《國際財務報告準則》第13號，*公允價值計量*中的定義分類為三個公允價值層級。

公允價值計量所歸類的層級乃經參考以下估值方法所用輸入數據的可觀察性及重要性而釐定：

- 第一層級估值：僅使用第一層級輸入數據（即於計量日期的相同資產或負債於活躍市場的未經調整報價）計量的公允價值。
- 第二層級估值：使用第二層級輸入數據（即未能達致第一層級的可觀察輸入數據）且並非使用重大不可觀察輸入數據計量的公允價值。不可觀察輸入數據為無市場數據的輸入數據。
- 第三層級估值：使用重大不可觀察輸入數據計量的公允價值。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e) Fair value measurement (continued)

(i) Financial assets and liabilities measured at fair value (continued)

Fair value hierarchy (continued)

The following table presents the Group's financial assets that are measured at fair value at the end of each reporting date:

27 財務風險管理及公允價值（續）

(e) 公允價值計量（續）

(i) 按公允價值計量的金融資產及負債（續）

公允價值層級（續）

下表呈列本集團於各報告期結算日以公允價值計量的金融資產：

	Fair value at June 30, 2023 於2023年6月30日的公允價值 RMB'000 人民幣千元	Fair value measurements as at June 30, 2023 categorized into 於2023年6月30日的公允價值計量分為 Level 1 第一層級 RMB'000 人民幣千元	Level 2 第二層級 RMB'000 人民幣千元	Level 3 第三層級 RMB'000 人民幣千元
Recurring fair value measurement 經常性公允價值計量				
Assets: 資產：				
Other investments: 其他投資：				
– Investments in trust investment schemes －信託投資計劃投資	205,329	–	205,329	–
– Investment in an unlisted Partnership Enterprise －非上市合夥企業投資	73,870	–	73,870	–

	Fair value at December 31, 2023 於2023年12月31日的公允價值 RMB'000 人民幣千元	Fair value measurements as at December 31, 2023 categorized into 於2023年12月31日的公允價值計量分為 Level 1 第一層級 RMB'000 人民幣千元	Level 2 第二層級 RMB'000 人民幣千元	Level 3 第三層級 RMB'000 人民幣千元
Recurring fair value measurement 經常性公允價值計量				
Assets: 資產：				
Other investments: 其他投資：				
– Investments in trust investment schemes －信託投資計劃投資	202,866	–	202,866	–
– Investment in a wealth management product －理財產品投資	50,000	–	50,000	–
– Investment in an unlisted Partnership Enterprise －非上市合夥企業投資	90,603	–	–	90,603

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e) Fair value measurement (continued)

(i) **Financial assets and liabilities measured at fair value** (continued)

Fair value hierarchy (continued)

During the year ended June 30, 2023, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. During the six months ended December 31, 2023, the investment in an unlisted Partnership Enterprise was transferred from Level 2 to Level 3. The Group's policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.

Other investments in Level 2 as at June 30, 2023 and December 31, 2023 mainly represented investments in trust investment schemes and a wealth management product. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust companies or bank, that established and managed the investments (see Note 16), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The Group invested in an unlisted Partnership Enterprise in late June 2023 with a consideration of USD10,409,000 (equivalent to RMB73,870,000). As at June 30, 2023, the fair value of this investment was measured at the investment consideration, which represented the recent transaction price, and was classified as Level 2.

At December 31, 2023, the fair value of the investment in unlisted Partnership Enterprise was determined using summation method of cost approach with the assistance of an independent valuer, based on recent transaction price of the underlying enterprise invested by this Partnership Enterprise and the predetermined distribution mechanism of returns set out in the agreement of the Partnership Enterprise. This investment was classified as Level 3 as no observable inputs for which market data could be used to measure the fair value.

27 財務風險管理及公允價值（續）

(e) 公允價值計量（續）

(i) 按公允價值計量的金融資產及負債（續）

公允價值層級（續）

截至2023年6月30日止年度，第一層級與第二層級之間並無轉移，亦無第三層級的轉進或轉出。截至2023年12月31日止六個月，非上市合夥企業投資由第二層級轉至第三層級。本集團的政策為於產生公允價值層級轉移的各報告期末確認相關轉移。

於2023年6月30日及2023年12月31日，第二層級中的其他投資主要指對信託投資計劃及理財產品的投資。該等投資的公允價值由本集團參考設立及管理該等投資的信託公司或銀行（請參閱附註16）所報的公允價值，使用具有類似條款、信貸風險、剩餘期限及其他市場數據的工具當前可用預期回報率予以釐定。

於2023年6月底，本集團投資一家非上市合夥企業，對價為10,409,000美元（相當於人民幣73,870,000元）。於2023年6月30日，該投資的公允價值以投資對價（指近期的交易價格）計量並分為第二層級。

於2023年12月31日，非上市合夥企業投資的公允價值乃基於該合夥企業投資的相關企業的近期交易價格及合夥企業協議所載的預先制定的回報分配機制，採用成本法下的求和法，在獨立估值師的協助下釐定。由於並無可供市場數據計量公允價值的可觀察輸入數據，因此該投資分為第三層級。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e) Fair value measurement (continued)

(i) Financial assets and liabilities measured at fair value (continued)

Fair value hierarchy (continued)

The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss.

(ii) Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group's financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2023 and December 31, 2023 because of the short-term maturities of these financial instruments.

28 COMMITMENTS

(a) Capital commitments outstanding as at the end of each reporting period presented not provided for in the financial statements were as follows:

27 財務風險管理及公允價值（續）

(e) 公允價值計量（續）

(i) 按公允價值計量的金融資產及負債（續）

公允價值層級（續）

重新計量其他投資的公允價值所產生的收益被計入綜合損益表中的其他收益淨額。

(ii) 並非按公允價值列賬的金融資產及負債的公允價值

由於該等金融工具於短期內到期，因此本集團以攤銷成本計價的金融工具的賬面金額與其於2023年6月30日及2023年12月31日的公允價值並無重大差別。

28 承諾

(a) 於各報告期末尚未於財務報表中計提的未履行資本承諾如下：

	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
Contracted for construction projects 建設項目已訂約	472,038	570,840
Contracted for 已訂約	472,038	570,840
Authorized but not contracted for construction projects 已授權但未訂約建設項目	510,608	266,333
Total 合計	982,646	837,173

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

29 CONTINGENCIES

(a) The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. ("Mingyou"), being a subsidiary of the Group's equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, MINISO (Guangzhou) Co., Ltd. ("MINISO Guangzhou") entered into a letter of intent ("the Letter") with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021, with RMB160,000,000 in 2021, RMB175,000,000 in 2022, RMB190,000,000 in 2023, RMB210,000,000 in 2024 and RMB230,000,000 in 2025. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate for the shortfall.

In January 2021 and April 2022, MINISO Guangzhou had provided performance guarantees of RMB160,000,000 and RMB175,000,000 respectively issued by a commercial bank to this local government in respect of the commitments of tax payments for the calendar years of 2021 and 2022. The above entities had met the commitments for the calendar years of 2021 and 2022 and therefore MINISO Guangzhou was not required to make any compensation to the local government under the above performance guarantees. The above performance guarantees have expired on March 31, 2022 and March 31, 2023, respectively.

29 或有負債

(a) 納稅承諾

於2020年10月13日，名優產業投資（廣州）有限公司（「名優」）（一家於2021年10月27日前為本集團以權益法入賬的被投資公司的附屬公司，且於2021年10月27日後成為本集團的附屬公司）成立旨在於中國廣州收購一塊土地的使用權，並於該區建設本集團新的總部大樓。2020年11月26日，名創優品（廣州）有限責任公司（「名創廣州」）就名優收購土地使用權及建設新總部大樓與該區當地政府簽訂意向書（「意向書」），名創廣州向當地政府承諾，自2021年1月1日起的五年內，名創廣州於該區的附屬公司及名優繳納的稅款總額不低於人民幣965,000,000元，2021年為人民幣160,000,000元、2022年為人民幣175,000,000元、2023年為人民幣190,000,000元、2024年為人民幣210,000,000元及2025年為人民幣230,000,000元。如上述實體未能履行該承諾，名創廣州將承擔補償差額的責任。

於2021年1月及2022年4月，名創廣州就有關2021曆年及2022曆年納稅承諾向當地政府提供商業銀行發出的人民幣160,000,000元及人民幣175,000,000元的履約擔保。上述實體滿足2021曆年及2022曆年的承諾，因此，名創廣州在上述履約擔保下無須向當地政府作出任何賠償。上述履約擔保分別於2022年3月31日及2023年3月31日失效。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

29 CONTINGENCIES (continued)

(a) The commitment of tax payments (continued)

In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2023, which is valid from April 1, 2023 to March 31, 2024. The directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, the above entities are expected to meet and have met the commitment for the calendar year of 2023 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2023 or December 31, 2023.

(b) Lawsuit relating to illicit competition

During the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group's suppliers and a store operated by one of the Group's franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30 million. No provision was made in respect of this claim as of June 30, 2022 as the directors believed the probability of losing the case was low based on the assessment of the Group's litigation counsel at that time.

During the year ended June 30, 2023, a provision amounting to RMB30,000,000 was made based on the first instance judgment made by the court despite that the Group had filed an application of appeal to the court.

As of December 31, 2023, the final judgment has been made by the court that the first instance judgment should be upheld, and the application of appeal filed by the Group has been dismissed. RMB30,000,000 has been paid to the plaintiff during the six months ended December 31, 2023.

29 或有負債（續）

(a) 納税承諾（續）

於2023年3月，名創廣州就2023曆年的納税承諾向當地政府提供商業銀行發出的人民幣190,000,000元的履約擔保，有效期為2023年4月1日至2024年3月31日。董事根據2023曆年已付及應付的實際相關税款及附加費預測作出評估，上述實體預計將滿足且已滿足2023曆年的承諾，因此名創廣州在上述履約擔保下不太可能需要向當地政府作出相關補償。因此，截至2023年6月30日或2023年12月31日，尚未就此事項計提撥備。

(b) 有關不正當競爭的訴訟

於截至2022年6月30日止年度，深圳全棉時代科技有限公司就不正當競爭糾紛向本集團的若干中國附屬公司及本集團的一家供應商和本集團加盟商之一經營的一家門店提起一宗法律訴訟。針對中國附屬公司提出索賠的總金額約為人民幣30百萬元。截至2022年6月30日，由於根據本集團當時的訴訟律師的評估，董事認為敗訴的可能性較低，因此尚未就此項索賠作出撥備。

截至2023年6月30日止年度，儘管本集團已向法院提出上訴，但仍根據法院作出的一審判決計提撥備人民幣30,000,000元。

截至2023年12月31日，法院作出維持一審判決的終審判決，並駁回了本集團的上訴申請。截至2023年12月31日止六個月，已向原告支付人民幣30,000,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

29 CONTINGENCIES (continued)

(c) Securities class action

A putative securities class action lawsuit relating to the disclosures in the Company's IPO registration and prospectus was filed against the Company and certain of the Company's officers and directors on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. Lead plaintiffs were appointed in November 2022 and has filed the complaint to the court. As of June 30, 2023, the Company and other defendants has filed the motion to dismiss the complaint and a decision was pending. This action remained was at its preliminary stage and the directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

As of December 31, 2023, the Company and other defendants has completed briefing on the motion to dismiss and a decision was still pending. The directors and the Group's litigation counsel were still unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Subsequently on February 23, 2024, the motion to dismiss the complaint was granted by the court with leave to amend. Plaintiffs have filed a motion for reconsideration of the court's decision and intended to file a further amended complaint.

29 或有負債（續）

(c) 證券集體訴訟

於2022年8月17日，在美國就本公司首次公開發售登記及招股章程中的披露資料向本公司以及本公司若干高級人員及董事提起了一項推定證券集體訴訟。原告宣稱代表一類處境相似的投資者提起有關訴訟並代表他們尋求金錢補償。首席原告於2022年11月被指定，並已向法院提交訴狀。截至2023年6月30日，本公司和其他被告已提出駁回訴訟的動議，正在等待裁決。該訴訟仍處於初步階段，董事無法評估訴訟的後果或可靠估計潛在損失（如有）。

截至2023年12月31日，本公司及其他被告已完成駁回訴訟動議的案情陳述，正等待裁決。董事及本集團的訴訟律師仍無法評估訴訟結果或可靠估計潛在損失（如有）。

隨後，法院於2024年2月23日批准了駁回申訴的動議，但允許申請修改訴狀。原告提交了要求法院重新考慮判決的動議，並計劃提交經進一步修改的訴狀。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

30 MATERIAL RELATED PARTY TRANSACTIONS

30 重大關聯方交易

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

(a) 姓名／名稱以及與關聯方的關係

下表列出了主要關聯方及其與本集團的關係：

Name of related parties 關聯方名稱	Relationship with the Group 與本集團的關係
Wow Colour Beauty Guangdong Technology Limited 色界美妝(廣東)科技有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Nome Design (Guangzhou) Limited 諾米設計(廣州)有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Haydon (Shanghai) Technology Co., Ltd. 黑洞(上海)科技有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Guangzhou Chuyunju Catering Service Co., Ltd. 廣州市楚雲居餐飲服務有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Guangzhou Chuyunju Catering Management Co., Ltd. 廣州市楚雲居餐飲管理有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Henhaohe Tea Guangdong limited 很好喝茶飲(廣東)有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Miniso (Zhaoqing) Industrial Investment Co., Ltd. 名創優品(肇慶)產業投資有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Miniso Lifestyle Nigeria Limited Miniso Lifestyle Nigeria Limited	Under common control of the controlling shareholder 受控股股東共同控制
Shanghai Kerong Networks Limited 上海珂榕網絡科技有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響
ACC Super Accessories Shenzhen Technology Limited 深圳市超極飾科技有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響
ACC Super Accessories International Trade (Shenzhen) Co., Ltd. ACC超級飾國際貿易(深圳)有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響
Guangzhou Mingyou Business Development Co., Ltd. (formerly known as Guangzhou Mingchuang Business Development Co., Ltd.) 廣州名優商務發展有限公司 （曾用名：廣州名創商務發展有限公司）	Significantly influenced by the controlling shareholder 受控股股東重大影響

(Expressed in thousands of Renminbi, unless otherwise indicated)

30 MATERIAL RELATED PARTY TRANSACTIONS (continued)

30 重大關聯方交易（續）

(a) Name and relationship with related parties (continued)

(a) 姓名／名稱以及與關聯方的關係（續）

Name of related parties 關聯方名稱	Relationship with the Group 與本集團的關係
Guangzhou Mingyou Business Management Co., Ltd. 廣州名優商業經營管理有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響
KOURITEN LIMITED (i) KOURITEN LIMITED (i)	Subsidiary of an equity accounted investee of the Group 本集團以權益法入賬的被投資公司的附屬公司

Note:

(i) On October 26, 2023, the Group invested in the parent company of KOURITEN LIMITED and acquired 25% of its interest. KOURITEN LIMITED became a subsidiary of an equity accounted investee of the Group since then. The transactions between the Group and KOURITEN LIMITED from October 26, 2023 to December 31, 2023 and the balances with KOURITEN LIMITED as at December 31, 2023 were included in Notes 30(b) and 30(c), respectively.

附註：

(i) 於2023年10月26日，本集團投資KOURITEN LIMITED的母公司，收購其25%的權益。自此，KOURITEN LIMITED為本集團以權益法入賬的被投資公司的附屬公司。自2023年10月26日至2023年12月31日，本集團與KOURITEN LIMITED的交易及於2023年12月31日與KOURITEN LIMITED的結餘分別載於附註30(b)及30(c)。

(b) Transactions with related parties

(b) 與關聯方的交易

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

(i) 關鍵管理人員薪酬

關鍵管理人員薪酬包括以下內容：

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Short-term employee benefits 短期員工福利	13,069	**8,171**
Equity-settled share-based payment expenses (Note 25) 以權益結算的股份支付的開支（附註25）	718	**508**
	13,787	**8,679**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b) Transactions with related parties (continued)

(ii) Other transactions with related parties

30 重大關聯方交易（續）

(b) 與關聯方的交易（續）

(ii) 與關聯方的其他交易

	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Sales of products 產品銷售		
– Miniso Lifestyle Nigeria Limited		
– Miniso Lifestyle Nigeria Limited	18,046	11,577
– Miniso (Zhaoqing) Industrial Investment Co., Ltd.		
－名創優品（肇慶）產業投資有限公司	4,020	3,026
– Wow Colour Beauty Guangdong Technology Limited		
－色界美妝（廣東）科技有限公司	85	–
– KOURITEN LIMITED		
– KOURITEN LIMITED	–	10,048
Provision of information technology support and consulting services 提供信息技術支持和諮詢服務		
– Haydon (Shanghai) Technology Co., Ltd. (i)		
－黑洞（上海）科技有限公司(i)	916	26
– Wow Colour Beauty Guangdong Technology Limited (i)		
－色界美妝（廣東）科技有限公司(i)	2,714	1,466
– ACC Super Accessories Shenzhen Technology Limited (i)		
－深圳市超極飾科技有限公司(i)	207	138
– Henhaohe Tea Guangdong Limited (i)		
－很好喝茶飲（廣東）有限公司(i)	230	–
License fee income 授權費收入		
– KOURITEN LIMITED		
– KOURITEN LIMITED	–	87
Purchase of products 產品採購		
– Shanghai Kerong Networks Limited		
－上海珂榕網絡科技有限公司	12,125	2,286
– Wow Colour Beauty Guangdong Technology Limited		
－色界美妝（廣東）科技有限公司	1	23
– ACC Super Accessories Shenzhen Technology Limited		
－深圳市超極飾科技有限公司	206	–
– ACC Super Accessories International Trade (Shenzhen) Co., Ltd.		
– ACC超級飾國際貿易（深圳）有限公司	452	–
– Guangzhou Mingyou Business Development Co., Ltd.		
－廣州名優商務發展有限公司	367	–

(Expressed in thousands of Renminbi, unless otherwise indicated)

30 MATERIAL RELATED PARTY TRANSACTIONS (continued) 30 重大關聯方交易（續）

(b) Transactions with related parties (continued) (b) 與關聯方的交易（續）

(ii) Other transactions with related parties (continued) **(ii) 與關聯方的其他交易（續）**

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Purchase of catering services 採購餐飲服務		
– Guangzhou Chuyunju Catering Management Co., Ltd. －廣州市楚雲居餐飲管理有限公司	6,078	**3,888**
Rental and related expenses 租金及相關開支		
– Guangzhou Mingyou Business Development Co., Ltd. (iii) －廣州名優商務發展有限公司(iii)	2,359	**4,016**
– Miniso (Zhaoqing) Industrial Investment Co., Ltd. －名創優品（肇慶）產業投資有限公司	–	**200**
– Guangzhou Mingyou Business Management Co., Ltd －廣州名優商業經營管理有限公司	–	**347**
Payment of lease liabilities 支付租賃負債		
– Miniso (Zhaoqing) Industrial Investment Co., Ltd. (ii) －名創優品（肇慶）產業投資有限公司(ii)	26,583	**19,271**
Payment of rental deposits 支付租金定金		
– Miniso (Zhaoqing) Industrial Investment Co., Ltd. (ii) －名創優品（肇慶）產業投資有限公司(ii)	10,647	**113**
– Guangzhou Mingyou Business Development Co., Ltd. (iii) －廣州名優商務發展有限公司(iii)	1,710	**–**
Payment of earnest money in connection with lease of a property 支付與物業租賃有關的保證金		
– Guangzhou Mingyou Business Management Co., Ltd. －廣州名優商業經營管理有限公司	–	**1,000**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b) Transactions with related parties (continued)

(ii) Other transactions with related parties (continued)

Notes:

(i) Pursuant to the information technology support and consulting services agreements entered into between the Group and Haydon (Shanghai) Technology Co., Ltd., Wow Colour Beauty Guangdong Technology Limited, ACC Super Accessories Shenzhen Technology Limited and Henhaohe Tea Guangdong Limited, the Group provided business management systems deployment and support services to these entities during the year ended June 30, and 2023 and the six months ended December 31, 2023.

(ii) During the year ended June 30, 2023, the Group entered into lease agreements with Miniso (Zhaoqing) Industrial Investment Co., Ltd. for lease of additional properties for storage of inventories with fixed lease payments ranging from two to three years. The Group recognized right-of-use assets and lease liabilities of RMB69,295,000 in total at the commencement dates of these new leases. The Group also paid rental deposits of RMB10,647,000 in connection with these leases during the year ended June 30, 2023.

30 重大關聯方交易（續）

(b) 與關聯方的交易（續）

(ii) 與關聯方的其他交易（續）

附註：

(i) 截至2023年6月30日止年度及截至2023年12月31日止六個月，根據本集團與黑洞（上海）技有限公司、色界美妝（廣東）科技有限公司、深圳市超極飾科技有限公司及很好喝茶飲（廣東）有限公司簽訂的信息技術支持及諮詢服務協議，本集團向該等實體提供業務管理系統部署及支援服務。

(ii) 截至2023年6月30日止年度，本集團與名創優品（肇慶）產業投資有限公司訂立租賃協議，以租賃額外物業用於存貨的存儲，固定租賃付款介乎兩年至三年。本集團於新租賃開始日期確認使用權資產及租賃負債總額為人民幣69,295,000元。截至2023年6月30日止年度本集團亦就該等租賃支付租金按金人民幣10,647,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

30 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b) Transactions with related parties (continued)

(ii) Other transactions with related parties (continued)

Notes: (continued)

During the six months ended December 31, 2023, the Group entered into another lease agreement with Miniso (Zhaoqing) Industrial Investment Co., Ltd. for lease of properties as employee dormitories with fixed lease payments for five years. The Group recognized a right-of-use asset and a lease liability of RMB2,065,000 in total at the commencement date of this new lease. The Group also paid a rental deposit of RMB113,000 in connection with this lease during the six months ended December 31, 2023.

During the year ended June 30, 2023 and the six months ended December 31, 2023, the Group made payments of lease liabilities of RMB26,583,000 and RMB19,271,000 respectively to Miniso (Zhaoqing) Industrial Investment Co., Ltd. in connection with the lease of properties.

(iii) In March 2023, the Group entered into a five-year lease agreement with fixed lease payments in respect of a property for store operation with Guangzhou Mingyou Business Development Co., Ltd.. In April 2023, the five-year lease agreement was cancelled and replaced with a nine-month lease agreement for the same property out of commercial considerations. A right-of-use asset and a lease liability of RMB35,993,000 were initially recognized at the commencement date of the five-year lease agreement and were subsequently derecognized upon the cancellation of the agreement. Total rental and related expenses incurred in connection with the lease of this property during the year ended June 30, 2023 and the six months ended December 31, 2023 were RMB2,359,000 and RMB4,016,000, respectively. The Group also paid rental deposit of RMB1,710,000 in connection with the lease of this property during the year ended June 30, 2023.

30 重大關聯方交易（續）

(b) 與關聯方的交易（續）

(ii) 與關聯方的其他交易（續）

附註：（續）

截至2023年12月31日止六個月，本集團與名創優品（肇慶）產業投資有限公司訂立另一份租賃協議，以租賃物業用作員工宿舍，固定租賃付款為五年。本集團於新租賃開始日期確認使用權資產及租賃負債總額為人民幣2,065,000元。截至2023年12月31日止六個月本集團亦就該等租賃支付租金按金人民幣113,000元。

截至2023年6月30日止年度及截至2023年12月31日止六個月，本集團就有關租賃物業向名創優品（肇慶）產業投資有限公司分別支付租賃負債人民幣26,583,000元及人民幣19,271,000元。

(iii) 於2023年3月，本集團就用作門店運營的一處物業與廣州名優商務發展有限公司訂立固定租賃付款的五年租賃協議。出於商業考慮，已於2023年4月終止五年租賃協議並以相同物業的九個月租賃協議取代。於五年租賃協議的開始日期初始確認使用權資產及租賃負債人民幣35,993,000元，其後於協議取消時終止確認。截至2023年6月30日止年度及截至2023年12月31日止六個月，就該物業的租賃產生的租金及相關開支總額分別為人民幣2,359,000元及人民幣4,016,000元。截至2023年6月30日止年度，本集團亦就該物業的租賃支付租賃按金人民幣1,710,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(c) Balances with related parties

30 重大關聯方交易（續）

(c) 與關聯方的結餘

	As at June 30, 於6月30日	As at December 31, 於12月31日
	2023 2023年	2023 2023年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Trade related 貿易相關 **Included in non-current trade and other receivables from related parties:** 包括在應收關聯方的非流動貿易和其他應收款項中：		
– Miniso (Zhaoqing) Industrial Investment Co., Ltd. －名創優品（肇慶）產業投資有限公司	10,647	10,760
Trade related: 貿易相關： **Included in current trade and other receivables from related parties:** 包括在應收關聯方的流動貿易和其他應收款項中：		
– Haydon (Shanghai) Technology Co., Ltd. －黑洞（上海）科技有限公司	46	54
– Wow Colour Beauty Guangdong Technology Limited －色界美妝（廣東）科技有限公司	767	1,508
– ACC Super Accessories Shenzhen Technology Limited －深圳市超極飾科技有限公司	293	277
– Miniso Lifestyle Nigeria Limited – Miniso Lifestyle Nigeria Limited	2,484	12,427
– Miniso (Zhaoqing) Industrial Investment Co., Ltd. －名創優品（肇慶）產業投資有限公司	–	3,339
– Guangzhou Mingyou Business Development Co., Ltd. －廣州名優商務發展有限公司	2,012	1,710
– Guangzhou Mingyou Business Management Co., Ltd. －廣州名優商業經營管理有限公司	–	1,000
– KOURITEN LIMITED – KOURITEN LIMITED	–	7,521
	5,602	27,836

(Expressed in thousands of Renminbi, unless otherwise indicated)

30 MATERIAL RELATED PARTY TRANSACTIONS (continued)

30 重大關聯方交易（續）

(c) Balances with related parties (continued)

(c) 與關聯方的結餘（續）

	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
Included in trade and other payables to related parties: **包括在應付關聯方的貿易和其他應付款項中：**		
– Shanghai Kerong Networks Limited 一上海珂榕網絡科技有限公司	1,102	319
– Nome Design (Guangzhou) Limited 一諾米設計（廣州）有限公司	126	126
– ACC Super Accessories Shenzhen Technology Limited 一深圳市超極飾科技有限公司	9	9
– Guangzhou Chuyunju Catering Service Co., Ltd. 一廣州市楚雲居餐飲服務有限公司	4,204	4,204
– Guangzhou Chuyunju Catering Management Co., Ltd. 一廣州市楚雲居餐飲管理有限公司	880	1,676
– Guangzhou Mingyou Business Development Co., Ltd. 一廣州名優商務發展有限公司	50	–
– KOURITEN LIMITED – KOURITEN LIMITED	–	1,000
	6,371	7,334
Included in lease liabilities due to related parties: **包括在應付給關聯方的租賃負債中：**		
– Miniso (Zhaoqing) Industrial Investment Co., Ltd. 一名創優品（肇慶）產業投資有限公司	78,914	68,406
Included in contract liabilities due to related parties: **包括在應付給關聯方的合約負債中：**		
– KOURITEN LIMITED – KOURITEN LIMITED	–	2,388

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

31 COMPANY LEVEL FINANCIAL INFORMATION	**31 公司層面財務資料**	

The following presents condensed parent company financial information of the Group.

以下為本集團母公司的簡明財務資料。

(i) Condensed statement of profit or loss

(i) 簡明損益表

	For the year ended June 30, 2023 截至2023年 6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年 12月31日止六個月 RMB'000 人民幣千元
Other income 其他收入	6,468	10,433
General and administrative expenses 一般及行政開支	(37,854)	(20,345)
Other net (loss)/income 其他淨（虧損）／收入	(11,418)	5,558
Operating loss 經營虧損	(42,804)	(4,354)
Finance income 財務收入	25,608	44,400
(Loss)/profit before taxation 稅前（虧損）／利潤	(17,196)	40,046
Income tax expense 所得稅開支	–	(3,137)
(Loss)/profit for the year/period 年／期內（虧損）／利潤	(17,196)	36,909

(Expressed in thousands of Renminbi, unless otherwise indicated)

31 COMPANY LEVEL FINANCIAL INFORMATION (continued)

31 公司層面財務資料（續）

(ii) Condensed statement of profit or loss and other comprehensive income

(ii) 簡明損益及其他全面收益表

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
(Loss)/profit for the year/period 年╱期內（虧損）╱利潤	(17,196)	**36,909**
Items that may be reclassified subsequently to profit or loss: 隨後可能重新分類至損益的項目：		
Exchange differences on translation of financial statements of the Company 換算本公司財務報表的匯兑差額	383,743	**(86,224)**
Other comprehensive income/(loss) for the year/period 年╱期內其他全面收益╱（虧損）	383,743	**(86,224)**
Total comprehensive income/(loss) for the year/period 年╱期內全面收益╱（虧損）總額	366,547	**(49,315)**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

31 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(iii) Condensed statement of financial position

31 公司層面財務資料（續）

(iii) 簡明財務狀況表

	Note 附註	As at June 30, 於6月30日 2023 2023年 RMB'000 人民幣千元	As at December 31, 於12月31日 2023 2023年 RMB'000 人民幣千元
ASSETS 資產			
Non-current assets 非流動資產			
Investments in subsidiaries 於附屬公司的投資			
– Cost-accounted investments in subsidiaries 一附屬公司成本核算投資		2,300,637	2,259,187
– Amounts due from subsidiaries 一應收附屬公司款項		1,443,759	1,508,405
		3,744,396	3,767,592
Current assets 流動資產			
Other receivables 其他應收款項		7,703	2,450
Cash and cash equivalents 現金及現金等價物		1,225,474	372,459
Term deposits 定期存款		361,371	145,587
		1,594,548	520,496
Total assets 資產總額		5,338,944	4,288,088
EQUITY 權益			
Share capital 股本	24(a)	95	95
Additional paid-in capital 資本公積	24(a)	7,257,080	6,333,584
Other reserves 其他儲備		(1,242,585)	(1,401,580)
Accumulated losses 累計虧損		(726,810)	(689,901)
Total equity 權益總額		5,287,780	4,242,198
LIABILITIES 負債			
Non-current liabilities 非流動負債			
Deferred income 遞延收益		8,821	5,297
		8,821	5,297
Current liabilities 流動負債			
Other payables 其他應付款項		35,565	33,950
Deferred income 遞延收益		6,778	6,643
		42,343	40,593
Total liabilities 負債總額		51,164	45,890
Total equity and liabilities 權益及負債總額		5,338,944	4,288,088

(Expressed in thousands of Renminbi, unless otherwise indicated)

31 COMPANY LEVEL FINANCIAL INFORMATION (continued)

31 公司層面財務資料（續）

(iv) Condensed statement of changes in equity

(iv) 簡明權益變動表

		Attributable to equity shareholders of the Company 歸屬於本公司的權益股東							
	Note 附註	Share capital 股本	Additional paid-in capital 資本公積	Treasury shares 庫存股份	Share-based payment reserve 以股份為基礎的付款儲備	Translation reserve 匯兑儲備	Other reserve 其他儲備	Accumulated losses 累計虧損	Total 合計
		RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
		Note 24(a) 附註24(a)	Note 24(a) 附註24(a)	Note 24(b)(v) 附註24(b)(v)	Note 24(b)(iii) 附註24(b)(iii)	Note 24(b)(ii) 附註24(b)(ii)			
Balance at July 1, 2022 於2022年7月1日的結餘		92	7,982,824	(83,796)	1,819	(3,687)	(1,541,546)	(1,440,512)	4,915,194
Changes in equity for the year ended June 30, 2023 截至2023年6月30日止年度的權益變動									
Loss for the year 年內虧損		–	–	–	–	–	–	(17,196)	(17,196)
Other comprehensive income for the year 年內其他全面收益		–	–	–	–	383,743	–	–	383,743
Total comprehensive income for the year 年內全面收益總額		–	–	–	–	383,743	–	(17,196)	366,547
Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs 發行與香港公開發售及行使超額配股權相關的普通股（扣除承銷佣金及其他發行成本）	24(a)(i)	3	408,018	–	–	–	–	–	408,021
Dividend declared 已宣派股息	24(d)	–	(370,787)	–	–	–	–	–	(370,787)
Exercise of options and subscription of restricted share units 行使購股權及認購受限制股份單位		–*	380	–	–	–	–	–	380
Release of ordinary shares from share incentive plan 從股份激勵計劃轉出普通股		–*	(616)	616	–	–	–	–	–
Offset of accumulated losses 累計虧損抵銷	24(a)	–	(730,898)	–	–	–	–	730,898	–
Repurchase of shares 回購股份	24(b)(v)	–	–	(32,712)	–	–	–	–	(32,712)
Cancellation of shares 註銷股份	24(a)(iii)	–*	(31,841)	31,841	–	–	–	–	–
Equity settled share-based transactions 以權益結算的股份支付交易		–	–	–	1,137	–	–	–	1,137
Balance at June 30, 2023 於2023年6月30日的結餘		95	7,257,080	(84,051)	2,956	380,056	(1,541,546)	(726,810)	5,287,780

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

31 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(iv) Condensed statement of changes in equity (continued)

31 公司層面財務資料（續）

(iv) 簡明權益變動表（續）

	Note 附註	Share capital 股本 RMB'000 人民幣千元 Note 24(a) 附註24(a)	Additional paid-in capital 資本公積 RMB'000 人民幣千元 Note 24(a) 附註24(a)	Treasury shares 庫存股份 RMB'000 人民幣千元 Note 24(b)(v) 附註24(b)(v)	Share-based payment reserve 以股份為基礎的付款儲備 RMB'000 人民幣千元 Note 24(b)(iii) 附註24(b)(iii)	Translation reserve 匯兌儲備 RMB'000 人民幣千元 Note 24(b)(ii) 附註24(b)(ii)	Other reserve 其他儲備 RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Balance at July 1, 2023 於2023年7月1日的結餘		95	7,257,080	(84,051)	2,956	380,056	(1,541,546)	(726,810)	5,287,780
Changes in equity for the period ended June 30, 2023 截至2023年6月30日止期間的權益變動									
Profit for the period 期內利潤		-	-	-	-	-	-	36,909	36,909
Other comprehensive loss for the period 期內其他全面虧損		-	-	-	-	(86,224)	-	-	(86,224)
Total comprehensive (loss)/income for the period 期內全面（虧損）／收益總額		-	-	-	-	(86,224)	-	36,909	(49,315)
Dividend declared 已宣派股息	24(d)	-	(923,664)	-	-	-	-	-	(923,664)
Exercise of options and subscription of restricted share units 行使購股權及認購受限制股份單位		-*	168	-	-	-	-	-	168
Repurchase of shares 回購股份	24(b)(v)	-	-	(73,560)	-	-	-	-	(73,560)
Equity settled share-based transactions 以權益結算的股份支付交易		-	-	-	789	-	-	-	789
Balance at December 31, 2023 於2023年12月31日的結餘		95	6,333,584	(157,611)	3,745	293,832	(1,541,546)	(689,901)	4,242,198

Note:

* The amount was less than RMB1,000.

附註：

* 金額少於人民幣1,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

31 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(v) Condensed statement of cash flow

31 公司層面財務資料（續）

(v) 簡明現金流量表

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元
Net cash used in operating activities 經營活動所用現金淨額	(43,240)	(22,277)
Net cash from investing activities 投資活動所得現金淨額	528,830	259,852
Net cash from/(used in) financing activities 融資活動所得／（所用）現金淨額	43,396	(1,083,077)
Net increase/(decrease) in cash and cash equivalents 現金及現金等價物增加／（減少）淨額	528,986	(845,502)
Cash and cash equivalents at beginning of the year/period 年／期初現金及現金等價物	646,921	1,225,474
Effect of movements in exchange rates on cash held 匯率變動對所持現金的影響	49,567	(7,513)
Cash and cash equivalents at end of the year/period 年／期末現金及現金等價物	1,225,474	372,459

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

32 AMENDMENTS AND NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards are effective for the annual periods beginning after January 1, 2024 and early application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group's consolidated financial statements.

32 已發佈但尚未生效的修訂及新準則

多項新準則於2024年1月1日後開始的年度期間生效，並允許提前採納。然而，本集團在編製該等綜合財務報表時並未提前採納新訂或經修訂準則。

預期下列經修訂準則及詮釋不會對本集團的綜合財務報表產生重大影響。

	Effective for accounting periods beginning on or after 於以下日期或 之後開始的 會計期間生效
– Classification of liabilities as current or non-current (Amendments to IAS 1) －將負債分類為流動或非流動（《國際會計準則》第1號（修訂本））	January 1, 2024 2024年1月1日
– Non-current liabilities with covenants (Amendments to IAS 1) －附帶契諾的非流動負債（《國際會計準則》第1號（修訂本））	January 1, 2024 2024年1月1日
– Lease liability in a sale and leaseback (Amendments to IAS 16) －售後租回交易中的租賃負債（《國際會計準則》第16號（修訂本））	January 1, 2024 2024年1月1日
– Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) －供應商融資安排（《國際會計準則》第7號及《國際財務報告準則》第7號（修訂本））	January 1, 2024 2024年1月1日
– Lack of Exchangeability (Amendments to IAS 21) －缺乏可兌換性《國際會計準則》第21號（修訂本）	January 1, 2025 2025年1月1日
– Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28) －投資者與其聯營公司或合營公司之間的資產出售或投入（《國際財務報告準則》第10號及《國際會計準則》第28號（修訂本））	Will be determined at a future date 將於未來日期釐定

(Expressed in thousands of Renminbi, unless otherwise indicated)

33 DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

33 董事酬金

根據《香港聯交所證券上市規則》、香港《公司條例》第383(1)(a)、(b)、(c)及(f)條以及《公司（披露董事利益資料）規例》第2部披露的董事薪酬如下：

	Note 附註	Directors' fees 董事袍金	Salaries, allowances and other benefits 薪金、津貼和其他福利	Discretionary bonuses 酌情花紅	Retirement scheme contributions 退休金計劃供款	Equity-settled share-based payments 以權益結算的股份支付	Total 合計
		For the year ended June 30, 2023 截至2023年6月30日止年度					
		RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Executive directors 執行董事							
Mr. Ye Guofu 葉國富先生		–	2,661	720	32	–	3,413
Mr. Li Minxin 李敏信先生	(ii)	–	2,001	528	28	–	2,557
Mr. Zhang Saiyin 張賽音先生	(i)	–	895	384	21	–	1,300
Independent directors 獨立董事							
Ms. Xu Lili 徐黎黎女士		1,034	–	–	–	–	1,034
Mr. Zhu Yonghua 朱擁華先生		–	–	–	–	1,137	1,137
Mr. Wang Yongping 王永平先生		1,034	–	–	–	–	1,034
		2,068	5,557	1,632	81	1,137	10,475

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

33 DIRECTORS' EMOLUMENTS (continued)　　33 董事酬金（續）

	For the six months ended December 31, 2023 截至2023年12月31日止六個月					
	Directors' fees 董事袍金	Salaries, allowances and other benefits 薪金、津貼和其他福利	Discretionary bonuses 酌情花紅	Retirement scheme contributions 退休金計劃供款	Equity-settled share-based payments 以權益結算的股份支付	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Executive director 執行董事						
Mr. Ye Guofu 葉國富先生	–	1,341	878	17	–	2,236
Independent directors 獨立董事						
Ms. Xu Lili 徐黎黎女士	537	–	–	–	–	537
Mr. Zhu Yonghua 朱擁華先生	–	–	–	–	789	789
Mr. Wang Yongping 王永平先生	537	–	–	–	–	537
	1,074	1,341	878	17	789	4,099

Notes:

(i)　Mr. Zhang Saiyin resigned as a director of the Company on January 31, 2023.

(ii)　Mr. Li Minxin resigned as a director of the Company on May 16, 2023.

附註：

(i)　張賽音先生於2023年1月31日辭任本公司董事。

(ii)　李敏信先生於2023年5月16日辭任本公司董事。

(Expressed in thousands of Renminbi, unless otherwise indicated)

34 INDIVIDUALS WITH HIGHEST EMOLUMENTS

During the year ended June 30, 2023 and the six months ended December 31, 2023, of the five individuals with the highest emoluments, 1 is a director whose emolument is disclosed in Note 33.

The aggregate of the emoluments in respect of the other 4 individuals are as follows:

34 最高薪酬人士

截至2023年6月30日止年度及截至2023年12月31日止六個月，在5名最高薪酬人士中，1名是在附註33中披露其薪酬的董事。

有關其他4名人士的薪酬總額呈列如下：

	For the year ended June 30, 2023 截至2023年6月30日止年度 RMB'000 人民幣千元	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 RMB'000 人民幣千元**
Salaries, allowances and other benefits 薪金、津貼及其他福利	5,526	**2,689**
Discretionary bonuses 酌情花紅	2,232	**3,443**
Retirement scheme contributions 退休金計劃供款	120	**68**
Equity-settled share-based payment 以權益結算的股份支付	20,465	**34,652**
	28,343	**40,852**

The emoluments of the above individuals with the highest emoluments are within the following bands:

上述最高薪酬人士的酬金範圍如下：

	For the year ended June 30, 2023 截至2023年6月30日止年度 Number of individuals 人數	**For the six months ended December 31, 2023 截至2023年12月31日止六個月 Number of individuals 人數**
Nil to HKD5,000,000 零至5,000,000港元	3	**3**
HKD20,000,001 to HKD25,000,000 20,000,001港元至25,000,000港元	1	**–**
HKD35,000,001 to HKD40,000,000 35,000,001港元至40,000,000港元	–	**1**
	4	**4**

Five Year Financial Summary
五年財務摘要

CONSOLIDATED RESULTS
綜合業績

	For the year ended June 30, 截至6月30日止年度					For the six months ended December 31, 截至12月31日止六個月
	2019 2019年	2020 2020年	2021 2021年	2022 2022年	2023 2023年	2023 2023年
	(RMB, in thousands) （人民幣千元）					
Revenue 收入	9,394,911	8,978,986	9,071,659	10,085,649	11,473,208	7,632,467
Cost of sales 銷售成本	(6,883,931)	(6,246,488)	(6,640,973)	(7,015,888)	(7,030,156)	(4,391,428)
Profit/(loss) before taxation 稅前利潤／（虧損）	289,004	80,818	(1,216,192)	906,813	2,333,614	1,652,742
Total comprehensive (loss)/income for the year attributable to equity shareholders of the Company 本公司權益股東應佔年內全面（虧損）／收益總額	(296,062)	(256,583)	(1,429,621)	677,667	1,803,797	1,217,804

CONSOLIDATED ASSETS AND LIABILITIES
綜合資產及負債

	As of June 30, 截至6月30日					As of December 31, 截至12月31日
	2019 2019年	2020 2020年	2021 2021年	2022 2022年	2023 2023年	2023 2023年
	(RMB, in thousands) （人民幣千元）					
Current assets 流動資產	4,511,719	4,986,599	9,199,087	8,072,562	9,904,005	10,327,634
Non-current assets 非流動資產	714,396	849,652	1,505,943	3,209,226	3,543,708	4,157,675
Total assets 資產總額	5,226,115	5,836,251	10,705,030	11,281,788	13,447,713	14,485,309
Current liabilities 流動負債	3,245,979	3,309,643	3,482,855	3,788,671	3,885,595	4,406,979
Non-current liabilities 非流動負債	2,094,110	2,849,654	570,021	465,717	643,850	887,113
Total liabilities 負債總額	5,340,089	6,159,297	4,052,876	4,254,388	4,529,445	5,294,092
Total (deficit)/equity（虧絀）／權益總額	(113,974)	(323,046)	6,652,154	7,027,400	8,918,268	9,191,217

"2020 Share Incentive Plan"		the share incentive plan our Company adopted in September 2020, as amended from time to time
「**2020年股份激勵計劃**」	指	本公司於2020年9月採納的股份激勵計劃（經不時修訂）
"ADS(s)"		American Depositary Shares, each of which represents four Shares
「美國存託股」	指	美國存託股，每一股美國存託股代表四股股份
"Articles of Association"		the articles of association of the Company, as amended from time to time
「組織章程細則」	指	本公司組織章程細則（經不時修訂）
"associate(s)"		has the meaning ascribed to it under the Listing Rules
「聯繫人」	指	具有《上市規則》賦予該詞的涵義
"Audit Committee"		the audit committee of the Board
「審計委員會」	指	董事會審計委員會
"Board"		the board of Directors
「董事會」	指	董事會
"BVI"		British Virgin Islands
「英屬維爾京群島」	指	英屬維爾京群島
"China" or "the PRC"		the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
「中國」	指	中華人民共和國，僅就本年報而言，對中國的提述不包括香港、中華人民共和國澳門特別行政區及台灣，但文義另有所指者除外
"Companies Ordinance"		Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
「《公司條例》」	指	香港法例第622章《公司條例》（經不時修訂、補充或以其他方式修改）
"Company", "we", "us", or "our"		MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020
「本公司」或「我們」	指	名創優品集團控股有限公司，一家於2020年1月7日在開曼群島註冊成立的有限責任公司
"Compensation Committee"		the compensation committee of the Board
「薪酬委員會」	指	董事會薪酬委員會
"connected person(s)"		has the meaning ascribed to it under the Listing Rules
「關連人士」	指	具有《上市規則》賦予該詞的涵義

Definitions
釋義

"Controlling Shareholder(s)"		has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Ye, Ms. Yang and the intermediary companies through which Mr. Ye and Ms. Yang have an interest in the Company, namely, Mini Investment Limited, YGF MC Limited, YGF Development Limited, YYY MC Limited and YYY Development Limited
「控股股東」	指	具有《上市規則》賦予該詞的涵義，除文義另有所指外，指葉先生、楊女士及中間公司（葉先生及楊女士通過該等公司擁有本公司權益，即Mini Investment Limited、YGF MC Limited、YGF Development Limited、YYY MC Limited及YYY Development Limited）
"core SKU"		SKU that generates over RMB50,000 in sales for over a consecutive 6-month period
「核心SKU」	指	連續6個月的累計銷售額超過人民幣50,000元的SKU
"Corporate Governance Code"		the Corporate Governance Code as set out of Appendix C1 (formerly Appendix 14) to the Listing Rules, as amended from time to time
「《企業管治守則》」	指	《上市規則》附錄C1（前稱附錄十四）所載《企業管治守則》（經不時修訂）
"Director(s)"		the director(s) of our Company
「董事」	指	本公司董事
"ESG Report"		environmental, social and governance report
「環境、社會及管治報告」	指	環境、社會及管治報告
"first-tier cities"		Beijing, Shanghai, Guangzhou and Shenzhen
「一線城市」	指	北京、上海、廣州和深圳
"Global Offering"		the Hong Kong Public Offering and the International Offering
「全球發售」	指	香港公開發售及國際發售
"GMV"		the total value of all merchandises sold by us and our MINISO Retail Partners and distributors to end-customers, before deducting sales rebates and including the value-added taxes and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned
「GMV」	指	我們及我們的名創合夥人及代理商向終端客戶銷售（扣除銷售回扣前並包括向消費者收取的增值稅和銷售稅（如適用），無論商品是否退回）的所有商品的總價值
"Group", "our Group", "the Group", "we", "us", or "our"		the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
「本集團」或「我們」	指	本公司及其不時的附屬公司，及如文義所指，就本公司成為其現有附屬公司的控股公司之前期間而言則指該等附屬公司（猶如該等公司於相關時間已為本公司的附屬公司）
"HFCAA"		Holding Foreign Companies Accountable Act
「HFCAA」	指	《外國公司問責法案》

"HKD" or "HK$"		Hong Kong dollars, the lawful currency of Hong Kong
「港元」	指	香港法定貨幣港元
"HKEX"		The Stock Exchange of Hong Kong Limited
「聯交所」	指	香港聯合交易所有限公司
"Hong Kong"		the Hong Kong Special Administrative Region of the PRC
「香港」	指	中國香港特別行政區
"Hong Kong Public Offering"		the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027%, FRC transaction levy of 0.00015% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus
「香港公開發售」	指	根據招股章程的條款並在所述條件的規限下，按公開發售價（另加1%經紀佣金、0.0027%證監會交易徵費、0.00015%財匯局交易徵費及0.005%聯交所交易費）提呈發售香港發售股份以供香港公眾認購，詳情載於招股章程「全球發售的架構－香港公開發售」一節
"Ichiban Kuji"		one of the categories of products sold under the "TOP TOY" brand that mostly feature manga characters and that are typically sold by lottery
「一番賞」	指	「TOP TOY」品牌下銷售的產品品類之一，其主要特色為漫畫人物，一般以抽獎形式發售
"IFRS(s)"		the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
「《國際財務報告準則》」	指	國際會計準則理事會不時發佈的《國際財務報告準則》
"International Offering"		the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3ASR that was filed with the SEC and became effective on March 31, 2022, and subject to the terms and conditions of the International Underwriting Agreement
「國際發售」	指	根據於2022年3月31日向美國證監會提交並生效的F-3ASR表格的暫擱登記聲明及在國際承銷協議的條款及條件的規限下，按國際發售價有條件配售的國際發售股份
"IP"		intellectual property
「IP」	指	知識產權
"Latest Practicable Date"		April 11, 2024
「最後實際可行日期」	指	2024年4月11日
"Listing"		the listing of the Shares on the Main Board of the HKEX
「上市」	指	股份於聯交所主板上市

Definitions
釋義

"Listing Date"		July 13, 2022, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the HKEX
「上市日期」	指	2022年7月13日，即股份上市及股份首次獲准在聯交所開始交易的日期
"Listing Rules"		the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
「《上市規則》」	指	《聯交所證券上市規則》（經不時修訂、補充或以其他方式修改）
"Main Board"		the stock exchange (excluding the option market) operated by the HKEX which is independent from and operates in parallel with the Growth Enterprise Market of the HKEX
「主板」	指	由聯交所營運的證券交易所（不包括期權市場），其獨立於聯交所Growth Enterprise Market並與聯交所Growth Enterprise Market並行運作
"Mini Investment Limited"		Mini Investment Limited, a limited liability company incorporated under the laws of BVI on November 26, 2019
「Mini Investment Limited」	指	Mini Investment Limited，一家於2019年11月26日根據英屬維爾京群島法律註冊成立的有限責任公司
"MINISO Retail Partner"		franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our "MINISO" or "TOP TOY" branded retail store franchise
「名創合夥人」	指	名創合夥人模式下的加盟商，該模式具有連鎖加盟店特徵。在該模式下，加盟商將為使用我們「名創優品」或「TOP TOY」品牌零售門店特許經營權承擔開店資本開支和門店運營費用
"MINISO store"		any of the stores operated under the "MINISO" brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model
「名創優品門店」	指	任何以「名創優品」品牌名稱經營的門店，包括我們的直營店、名創合夥人門店及代理門店
"Model Code"		the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 (formerly Appendix 10) of the Main Board Listing Rules
「《標準守則》」	指	《主板上市規則》附錄C3（前稱附錄十）所載《上市發行人董事進行證券交易的標準守則》
"Mr. Ye"		Mr. Guofu Ye, an executive Director, chairman of our Board, the chief executive officer of our Company, the founder of our Group and a Controlling Shareholder of our Company
「葉先生」	指	葉國富先生，執行董事、董事會主席、本公司首席執行官、本集團創始人及本公司控股股東

"Ms. Yang"		Ms. Yunyun Yang, spouse of Mr. Ye and a Controlling Shareholder of our Company
「楊女士」	指	楊雲雲女士，葉先生的配偶及本公司控股股東
"Nominating and Corporate Governance Committee"		The nominating and corporate governance committee of the Board
「提名及企業管治委員會」	指	董事會提名及企業管治委員會
"NYSE"		the New York Stock Exchange
「紐交所」	指	紐約證券交易所
"O2O"		online to offline, a business strategy that draws potential customers from online channels to make purchases in physical stores
「O2O」	指	線上到線下，一種吸引潛在顧客從線上渠道購買轉為實體店購買的經營策略
"PCAOB"		The Public Company Accounting Oversight Board
「美國公眾公司會計監督委員會」	指	美國公眾公司會計監督委員會
"Prospectus"		the prospectus of the Company dated June 30, 2022
「招股章程」	指	本公司日期為2022年6月30日的招股章程
"Reporting Period" or "six months ended December 31, 2023"		the period from July 1, 2023 to December 31, 2023
「報告期」或「截至2023年12月31日止六個月」	指	2023年7月1日至2023年12月31日期間
"RMB" or "Renminbi"		Renminbi, the lawful currency of China
「人民幣」	指	中國法定貨幣人民幣
"RSUs"		restricted Shares units
「受限制股份單位」	指	受限制股份單位
"SEC"		the Securities and Exchange Commission of the United States
「美國證監會」	指	美國證券交易監督委員會
"second-tier cities"		mainly include capital cities of provinces and autonomous regions, centrally-administered municipalities, and other cities of China that the Company considers to have a similar level of development potential
「二線城市」	指	主要包括中國境內各省的省會城市及自治區、中央管轄的直轄市以及本公司認為具有相似水平發展潛力的其他城市
"SFO" or "Securities and Futures Ordinance"		Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
「《證券及期貨條例》」	指	香港法例第571章《證券及期貨條例》（經不時修訂、補充或以其他方式修改）
"Share(s)"		the ordinary shares of US$0.00001 each in the share capital of the Company
「股份」	指	本公司股本中每股0.00001美元的普通股

Definitions
釋義

"Shareholder(s)" holder(s) of our Share(s)

「股東」 指 股份持有人

"SKU" stock keeping unit, a unique identifier for each distinct product and service that can be purchased

「SKU」 指 庫存單位，可供購買的各類產品及服務的唯一標識

"subsidiary" or "subsidiaries" has the meaning ascribed to it in section 15 of the Companies Ordinance

「附屬公司」 指 具有《公司條例》第15條所賦予的涵義

"SZSE" Shenzhen Stock Exchange

「深交所」 指 深圳證券交易所

"third- or lower-tier cities" cities other than first- and second-tier cities in China

「三線或以下城市」 指 除中國一、二線城市之外的其他城市

"TOP TOY store" any store operated under the "TOP TOY" brand name, including those directly operated by us and those operated under the MINISO Retail Partner model

「TOP TOY門店」 指 任何以「TOP TOY」品牌名稱經營的門店，包括我們的直營店及名創合夥人門店

"United States" or "U.S." United States of America, its territories, its possessions and all areas subject to its jurisdiction

「美國」 指 美利堅合眾國、其領地、屬地及其所有管轄地域

"US$" or "U.S. dollars" United States dollars, the lawful currency of the United States

「美元」 指 美國法定貨幣美元

"%" per cent

「%」 指 百分比



